THE


TEAM

BEHIND OUR DOORS


PS Public Storage

PUBLIC STORAGE, INC. 2003 ANNUAL REPORT


MA 17
RI 2
CT 13
NJ 42
DE 4
MD 43

PROPERTIES *(as of December 31, 2003)*

Location	Number of Properties(1)	Net Rentable Square Feet
Alabama	22	895,000
Arizona	15	1,003,000
California	310	19,074,000
Colorado	50	3,145,000
Connecticut	13	710,000
Delaware	4	230,000
Florida	139	8,199,000
Georgia	62	3,626,000
Hawaii	6	322,000
Illinois	95	5,829,000
Indiana	18	1,050,000
Kansas	22	1,316,000
Kentucky	6	331,000
Louisiana	11	852,000
Maryland	43	2,458,000
Massachusetts	17	1,056,000
Michigan	15	836,000
Minnesota	6	341,000
Missouri	38	2,172,000
Nebraska	1	46,000
Nevada	22	1,409,000
New Hampshire	2	131,000
New Jersey	42	2,449,000
New York	36	2,127,000
North Carolina	24	1,266,000
Ohio	30	1,863,000
Oklahoma	8	429,000
Oregon	25	1,171,000
Pennsylvania	20	1,360,000
Rhode Island	2	64,000
South Carolina	24	1,082,000
Tennessee	23	1,311,000
Texas	163	10,989,000
Utah	6	324,000
Virginia	38	2,294,000
Washington	43	2,736,000
Wisconsin	9	703,000
Totals	1,410	85,199,000

(1) Storage and properties combining self-storage and commercial space.

Cover. This Annual Report honors our employees—an outstanding team of dedicated people who are focused on providing exceptional service to Public Storage customers.

SELECTED FINANCIAL HIGHLIGHTS

(Amounts in thousands, except per share data)	*For the year ended December 31,* 2003[(1)]	2002[(1)]	2001[(1)]	2000[(1)]	1999[(1)]
Revenues:					
Rental income and tenant reinsurance premiums	$ 866,443	$ 822,897	$ 760,309	$ 690,845	$ 622,299
Interest and other income	8,628	8,661	14,225	18,836	16,700
	875,071	831,558	774,534	709,681	638,999
Expenses:					
Cost of operations	318,498	287,144	257,244	241,669	211,847
Depreciation and amortization	185,775	177,978	164,914	147,473	136,663
General and administrative	17,127	15,619	21,038	21,306	12,491
Interest expense	1,121	3,809	3,227	3,293	7,971
	522,521	484,550	446,423	413,741	368,972
Income before equity in earnings of real estate entities, minority interest, discontinued operations and gain (loss) on disposition of real estate investments	352,550	347,008	328,111	295,940	270,027
Equity in earnings of real estate entities	24,966	29,888	38,542	39,319	32,183
Minority interest in income	(43,703)	(44,087)	(46,015)	(38,356)	(16,006)
Net income before discontinued operations and gain on disposition of real estate	333,813	332,809	320,638	296,903	286,204
Discontinued operations (2)	1,833	(11,530)	(521)	(391)	(473)
Gain/(loss) on disposition of real estate investments	1,007	(2,541)	4,091	576	2,154
Net income	$ 336,653	$ 318,738	$ 324,208	$ 297,088	$ 287,885
Per Common Share:					
Distributions	$ 1.80	$ 1.80	$ 1.69	$ 1.48	$ 1.52
Net income – basic	$ 1.29	$ 1.15	$ 1.41	$ 1.41	$ 1.53
Net income – diluted	$ 1.28	$ 1.14	$ 1.39	$ 1.41	$ 1.52
Weighted average common shares – basic	125,181	123,005	122,310	131,566	126,308
Weighted average common shares – diluted	126,517	124,571	123,577	131,657	126,669
Balance Sheet Data:					
Total assets	$4,968,069	$ 4,843,662	$ 4,625,879	$ 4,513,941	$4,214,385
Total debt	$ 76,030	$ 115,867	$ 168,552	$ 156,003	$ 167,338
Minority interest (other partnership interests)	$ 141,137	$ 154,499	$ 169,601	$ 167,918	$ 186,600
Minority interest (preferred partnership interests)	$ 285,000	$ 285,000	$ 285,000	$ 365,000	-
Shareholders' equity	$4,219,799	$ 4,158,969	$ 3,909,583	$ 3,724,117	$3,689,100
Other Data:					
Net cash provided by operating activities	$ 594,430	$ 588,961	$ 538,534	$ 525,775	$ 463,292
Net cash used in investing activities	$ (228,176)	$ (323,464)	$ (306,058)	$ (465,464)	$ (452,209)
Net cash used in financing activities	$ (264,545)	$ (211,720)	$ (272,596)	$ (25,969)	$ (7,183)

(1) During 2003, 2002, 2001, 2000, and 1999, we completed several significant business combinations and equity transactions. See Notes 3, 9, and 10 to the Company's consolidated financial statements.

(2) During the years ended December 31, 2002 and 2003, the Company adopted a business plan that included the closure of certain non-strategic containerized storage facilities. Also, during 2002 we sold one of our commercial facilities and during 2003 we sold five miniwarehouse facilities. The historical operations of these facilities are classified as discontinued operations, with the rental income, cost of operations, depreciation expense and gain or loss on disposition of these facilities for current and prior periods included in the line-item "Discontinued Operations" on the consolidated income statement.

To Our Shareholders

As we began 2003, we faced a number of challenges. The most significant of these was overcoming the negative operating trends in revenues, occupancies and net operating income for our self-storage business. These negative trends began in the fourth quarter of 2001 and were primarily the result of unsuccessful marketing, pricing and promotional programs, which we detailed in last year's letter to you. We recognized that to once again generate positive returns for our shareholders, we needed to:

- Hire, train, motivate and lead outstanding people. Our personnel must be customer focused, knowledgeable and have the ability and desire to provide exceptional service.
- Make sure our product includes appropriate amenities and services and is retail-oriented, well maintained and conveys a sense of security.
- Provide our customers with a properly priced product, supported with the right blend of promotional discounts and marketing.

We are happy to report that during 2003 we made progress and the outlook for 2004 is positive.

Overall Operating Results

Our 2003 results, while a dramatic improvement over 2002, were modest.

Fully diluted earnings increased 12% to $1.28 per common share, and funds from operations ("FFO") increased 5% to $2.81 per common share.

Company-wide revenues increased 5% to $875 million, an increase of $44 million. Major contributions were made by the 1,164 self-storage facilities that we owned and consolidated at a stabilized level during the three years ended December 31, 2003 (the "Consistent Group" of facilities), up $14 million, and our newly developed or acquired self-storage facilities, which were up $22 million. Our ancillary businesses generated $11 million of additional revenue.

Expenses increased almost 8% over 2002 to $523 million, an increase of $38 million. The operating expenses of the Consistent Group of self-storage facilities represented the majority of the increase at $22 million. Primary contributors to the Consistent Group's operating expense increases were property level payroll, advertising, property taxes, insurance and repairs and maintenance expense.

Most of the positive growth in operating income came from the "fill up" of our development properties, the improved operating results of our ancillary business operations and reduced leverage. Our Consistent Group of self-storage properties experienced a decline of 1.8% in net operating income (before depreciation).

Self-Storage Operating Results

Last year we chronicled our lack of success in operating our self-storage business. During 2003, we:

1. Learned from 2002.
2. Leveraged those lessons in 2003 into an evolving marketing, promotional and pricing strategy that resulted in improved occupancies and revenue growth.
3. Developed our infrastructure to support, train, motivate and retain our operating personnel.

Our key focus was improving our Consistent Group of self-storage facilities which, in turn, would benefit our newly developed and acquired properties and our ancillary business operations.

The operations of our Consistent Group of self-storage facilities for the past three years can be summarized as follows:

(Dollar amounts in thousands)	2003	2002	2001
Base rental income	$691,606	$654,693	$662,565
Promotional discounts	(46,562)	(18,423)	(4,998)
Adjusted base rental income	645,044	636,270	657,567
Late charges and administrative fees collected	27,081	21,870	23,116
Total rental income	672,125	658,140	680,683
Total cost of operations	(232,788)	(210,526)	(206,032)
Net operating income before depreciation	439,337	447,614	474,651
Depreciation	(145,457)	(142,710)	(142,773)
Operating income	$293,880	$304,904	$331,878
REVPAF(A)	$9.53	$9.40	$9.72
Weighted average square foot occupancy	89.1%	85.2%	88.9%

(A) Annualized revenue per available square foot ("REVPAF") represents adjusted base rental income divided by total available net rentable square feet.

During 2003, we rented more space, collected more rent and, most importantly, satisfied more customers than ever before. In addition, we generated positive revenue growth of 2.1%, as compared to last year's decline of 3.3%. Our key metric for measuring improvement in the revenue generated from our properties is REVPAF, or Revenue Per Available Square Foot (of storage space).

REVPAF for the year rose $0.13 per square foot, an increase of 1.4% over the prior year. REVPAF is the revenue generated per available square foot of space we have to sell. It captures changes in volume (occupancy) and promotional discounts and changes in rates to new and existing customers (rates). It balances growth in occupancy and rental rates. Growth in rates without occupancy means we are not selling any new product, while growth in occupancy without the appropriate rates means we are not making more money on the additional space we sell. To achieve meaningful revenue growth, we need to balance both occupancy and rates.

The growth in REVPAF for our same store pool of properties was driven by three factors:

1. A dramatic increase in promotional incentives to $47 million in 2003, up from $18 million in 2002 and $5 million in 2001. These took the form primarily of "$1 for the first month" specials, but we also used other promotions. During the year, we confirmed that aggressive promotional discounting is an effective tool to drive customer traffic. We also expanded promotional discounts to "walk-in" customers in addition to those making reservations through our call center. Since walk-ins make up nearly 50% of our customer volume, we experienced a near doubling of discounts from this change alone. In addition, we used promotional discounting during the entire year of 2003 versus just over five months in 2002. Promotional discounts have a diminishing benefit once a property is "sold out" of space since there is nothing to sell to the increased customer traffic.
2. Television and media increased in both dollars and consistency of promotions. During 2003, we advertised on either radio or television over 300 weeks across 22 local markets. This compares to about 120 weeks in 12 local markets plus 15 weeks of national cable for 2002. During the past two years, we have reinforced the concepts that that promotional specials combined with media have an immediate and meaningful impact on customer volume. Media without a promotional special is very challenging to measure in the short run. Similar to promotional discounts, there are diminishing returns to media once a property is "sold out" of space.
3. We experimented with various pricing programs and moved direct control of product pricing to local operating management. Since our pricing behavior is quickly replicated by many of our local competitors, we need to become more nimble and creative in pricing our space.

These three programs, promotional discounts, media and pricing, combined with changes in our operating personnel, lead to the dramatic increase in customer volume. To put this in perspective, in 2003, we moved 600,000 customers into our Consistent Group pool of properties, a 20% increase from last year. In 2003, we gained over 30,000 net customers in our Consistent Group of facilities. This was our first positive absorption in the last four years. Having started the year with close to 100,000 vacant spaces in our Consistent Group of facilities, these rentals have set the stage for meaningful revenue growth in 2004.

During 2004, we will be challenged to grow average occupancy by any significant amount above the 89% achieved in 2003. Our growth will need to come principally from higher rates to both existing and new customers combined with some change in the level of promotional discounts.

Customer acquisition costs (media, phone center, yellow pages and promotional discounts) continue to increase and were the highest in our history in 2003, both in absolute dollars and in cost per new customer. Our new customer acquisition costs have ranged from $70 to $95 per customer in recent years compared to about $125 in 2003. This increase is primarily due to the expanded use of promotional discounts. The dramatic increase is a reflection of both the competitive landscape and our desire to restore occupancy to historical trends. We do not expect any meaningful reduction in this number in the near term. We recognize a significant opportunity to improve profitability by reducing our customer acquisition costs.

The positive trends in revenue growth in 2003 and into 2004 have been, and will continue to be, moderated by expense growth. Costs of operations in our Consistent Group increased about 11% for the year. Expense increases were across the board, but primarily concentrated in customer acquisition costs, personnel and repairs and maintenance. We expanded our hiring, training and retention programs to improve the caliber of our operating personnel, retaining and motivating our "best and brightest" and to improve customer service levels through proper staffing. Total hours increased approximately 5%. We also initiated a restricted stock incentive program for field management personnel. Our repairs and maintenance, as well as maintenance capital expenditures, increased in 2003 and will continue to increase in 2004. On average, our portfolio is about 20 years old and is in need of some cosmetic improvements. We are striving to have a competitive product, in "rent ready" condition at all times, which provides good value to our customers.

Ancillary Business Operations

Our ancillary businesses continue to make positive and growing contributions to earnings. While not of great magnitude individually, collectively, the containerized moving and storage, merchandise sales, consumer truck rental and tenant insurance businesses made a positive and measurable impact on our operating results during the year. Most of these positive results were driven by increased customer traffic flow from our primary business, self-storage.

With respect to the continuing operations of our containerized storage business, revenues were over 14% higher due to higher rates. During the year, we have focused on segmenting the containerized storage business away from the self-storage business, trying to attract different customers and pricing the product according to its "service and value." Operating expenses were down significantly compared to last year, resulting in a year-over-year increase in net income of $5 million. Taking the results of our discontinued operations into account, net income was over $2 million versus a loss of $10 million for 2002. We decided to close an additional nine facilities during 2003, which followed the closure of 22 facilities in 2002.

Our ancillary operations also include tenant insurance, truck rental (both our own and as an agent of Penske) and retail sales (locks and boxes). These businesses all grew as a result of increased customer volume, better pricing and expense controls.

Revenues of our continuing ancillary operations increased 13% to $90 million. Net income from these continuing operations improved by almost $7 million. These businesses continue to provide important complimentary products to our self-storage customers, enabling them to "one-stop shop" for their moving and storage needs.

Investment Activities

We were busy allocating and generating capital in 2003. Our activities included:

- Opening 14 self-storage properties at a cost of $107 million. These properties represent nearly one million rentable square feet or about 10,300 units. Self-storage facilities typically generate operating losses during their first year of operation. Net operating income from these facilities was only $219,000.
- Adding 1,700 rentable units to our system by converting five facilities that included containerized storage to self-storage at a cost of $6 million.
- Selling five facilities for net proceeds of $13 million and producing financial statement gains of over $5 million ($0.04 per share). We also disposed of approximately $6 million of excess land with a nominal gain.

During 2003, our portfolio of development properties which have been in operation for two to four years were a source of significant earnings growth. Net operating income before depreciation from the 63 self-storage facilities developed since 1999 increased over $5 million to $15 million. The investment yield from these properties, comprised of about 40,000 units, is still below 5%. Accordingly, these properties and those opened in 2003 should be a source of meaningful earnings growth in 2004. During 2004, we expect to invest $140 million and add 18,400 units to our system.

Our investment in PS Business Parks continues to perform above our expectations. At year-end, the market value of our investment was approximately $525 million. During the year, PSB expanded its portfolio by nearly four million square feet to 18.3 million rentable square feet. Accordingly, through our 44% equity stake, we indirectly own 8.1 million square feet of office, industrial and flex space which is in addition to the 1.8 million square feet we own directly. Our investment continues to grow in value.

Other transactions and events impacting us in 2003 included:

- The redemption of $88 million of 8.36% preferred stock.
- The issuance of $252 million of 6.48% preferred stock in the fourth quarter of 2003 in anticipation of redeeming $230 million of 8.25% preferred stock in the first quarter of 2004. Our earnings in 2004 will be positively impacted by these "refinancings," just as our 2003 earnings benefited from refinancings done in 2002. We have an additional $86 million of 9% preferred stock to redeem in 2004 which has already been funded with a $110 million 6.25% preferred stock issuance in March 2004. On March 22, 2004, we restructured $200 million of preferred securities which were originally callable in 2005, reducing their coupon from 9.5% to 6.4%. In 2005, we have an additional $200 million of 9.6% preferred securities which can be redeemed. Depending on our outlook for interest rates, we may pre-fund these redemptions in 2004. While extremely positive in the long run, this may cause some short-term earnings dilution in 2004.
- We retired $40 million of debt in 2003 and expect to retire an additional $41 million in 2004. Our total debt will then be below $36 million.

Our financial strength continues to improve, reflecting exceptional flexibility and liquidity. We are prepared for opportunity.

Management Changes

During 2003 and the early part of 2004, we made several key senior management changes. Jack Baumann joined our team as chief legal officer, having 20 years' experience with operations, SEC compliance and mergers and acquisitions. In addition, John Graul joined us as president of self-storage operations. John comes to us after a 22-year career with McDonald's, having started as a store manager and rising to vice-president overseeing 650 stores and over one billion dollars of sales, as well as real estate acquisitions, developments and dispositions in his markets. The similarities between McDonald's and Public Storage are astounding. In fact, in 1986, Harvey wrote an article for the self-storage industries leading trade journal comparing the two companies, commenting that we are in the consumer service business selling "storage burgers." It only took us 18 years to hire a McDonald's executive.

Outlook

Last year we stated that to compete effectively in our business and prosper, we needed to achieve operational excellence with a customer centric focus – a business operation that focuses on customer preferences, services and values. We identified what has become known as the three P's:

- People: Hire, train and retain outstanding people. All of our personnel must be customer focused, knowledgeable of our products and have the desire and ability to provide exceptional service.
- Product: Acquire, develop, rehabilitate and maintain quality facilities that build upon our franchise. Our product needs to have the appropriate amenities and a retail orientation. It needs to be well maintained and convey a sense of security.
- Pricing: Use pricing, promotional discounts and advertising as competitive tools to attract and retain customers.

Our customers want "value," and we provide it through quality product, exceptional service and competitive pricing.

The process of achieving operational excellence is ongoing and evolving. We made progress in 2003 which has positioned us well for 2004. We believe our continuing focus on the three P's will enable us to deliver good value to our customers and above average returns to our owners.

Thank you for you continued interest in Public Storage, Inc.

Ronald L. Havner Jr.
Vice-Chairman and Chief Executive Officer

Harvey Lenkin
President and Chief Operating Officer

March 29, 2004

Computation of Funds from Operations
(unaudited)

The following table sets forth our funds from operations ("FFO") per common share for 2003, 2002 and 2001. FFO is a term defined by the National Association of Real Estate Investment Trusts ("NAREIT") by which real estate investment trusts ("REITs") may be compared. It is generally defined as net income before depreciation and extraordinary items. FFO computations do not factor out the REIT's requirement to make either capital expenditures or principal payments on debt.

	For the year ended December 31,		
(Dollar amounts in thousands, except per share amounts)	2003	2002	2001
Net income	$ 336,653	$ 318,738	$ 324,208
Depreciation and amortization	185,775	177,978	164,914
Depreciation/amortization included in discontinued operations	2,228	3,670	3,147
Less - depreciation with respect to non-real estate assets	(6,206)	(6,053)	(5,851)
(Gain) loss on sale of real estate assets	(6,128)	2,541	(4,091)
Less - our share of PSB's gain on sale of real estate	(2,786)	(4,133)	—
Depreciation from unconsolidated real estate investments	27,753	27,078	25,096
Minority interest in income	43,703	44,087	46,015
Net cash provided by operating activities	580,992	563,906	553,438
FFO to minority interests - common	(23,125)	(25,268)	(22,125)
FFO to minority interests - preferred	(26,906)	(26,906)	(31,737)
Funds from operations	530,961	511,732	499,576
Senior Preferred	(153,316)	(155,814)	(132,814)
Equity Stock, Series A	(21,501)	(21,501)	(19,455)
Less: FFO allocated to preferred stock and equity stock	(174,817)	(177,315)	(152,269)
Funds from operations to Common and Class B Common Stock	$ 356,144	$ 334,417	$ 347,307
Weighted average shares:			
Regular common shares	125,181	116,075	115,520
Class B common stock	—	7,000	7,000
Stock option dilution	1,336	1,566	1,267
Weighted average common shares for purpose of computing fully-diluted FFO per common share	126,517	124,641	123,787
FFO per common share	$ 2.81	$ 2.68	$ 2.81

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003 or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________.

Commission File Number: 1-8389

PUBLIC STORAGE, INC.
(Exact name of Registrant as specified in its charter)

California	95-3551121
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
701 Western Avenue, Glendale, California	91201-2349
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (818) 244-8080.

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
9.500% Cumulative Preferred Stock, Series D, $.01 par value	New York Stock Exchange
10.000% Cumulative Preferred Stock, Series E, $.01 par value	New York Stock Exchange
9.750% Cumulative Preferred Stock, Series F, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 8.750% Cumulative Preferred Stock, Series M, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 8.600% Cumulative Preferred Stock, Series Q, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 8.000% Cumulative Preferred Stock, Series R, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.875% Cumulative Preferred Stock, Series S, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series T, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series U, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.500% Cumulative Preferred Stock, Series V $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.500% Cumulative Preferred Stock, Series W $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.450% Cumulative Preferred Stock, Series X $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.250% Cumulative Preferred Stock, Series Z $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A, $.01 par value	New York Stock Exchange
Common Stock, $.10 par value	New York Stock Exchange, Pacific Exchange

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act) Yes [X] No [ ]

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the Registrant as of June 30, 2003:

Common Stock, $0.10 Par Value - $2,616,897,000 (computed on the basis of $33.87 per share which was the reported closing sale price of the Company's Common Stock on the New York Stock Exchange on June 30, 2003).

Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A, $.01 Par Value - $211,681,000 (computed on the basis of $28.40 per share which was the reported closing sale price of the Depositary Shares each Representing 1/1,000 of a Share of Equity Stock, Series A on the New York Stock Exchange on June 30, 2003).

The number of shares outstanding of the registrant's classes of common stock as of March 5, 2004:

Common Stock, $.10 Par Value – 127,898,544 shares

Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A, $.01 Par Value – 8,776,102 depositary shares (representing 8,776.102 shares of Equity Stock, Series A)

Equity Stock, Series AA, $.01 Par Value - 225,000 shares

Equity Stock, Series AAA, $.01 Par Value - 4,289,544 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement to be filed in connection with the annual shareholders' meeting to be held in 2004 are incorporated by reference into Part III.

PART I

ITEM 1. Business

Forward Looking Statements

When used within this document, the words "expects," "believes," "anticipates," "should," "estimates," and similar expressions are intended to identify "forward-looking statements" within the meaning of that term in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21F of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results and performance of the Company to be materially different from those expressed or implied in the forward looking statements. Such factors are described in Item 1A, "Risk Factors" and include changes in general economic conditions and in the markets in which the Company operates and the impact of competition from new and existing storage and commercial facilities and other storage alternatives, which could impact rents and occupancy levels at the Company's facilities; difficulties in the Company's ability to evaluate, finance and integrate acquired and developed properties into the Company's existing operations and to fill up those properties, which could adversely affect the Company's profitability; the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing Real Estate Investment Trusts, which could increase the Company's expense and reduce the Company's cash available for distribution; consumers' failure to accept the containerized storage concept which would reduce the Company's profitability; difficulties in raising capital at reasonable rates, which would impede the Company's ability to grow; delays in the development process, which could adversely affect the Company's profitability; and economic uncertainty due to the impact of war or terrorism could adversely affect our business plan. We disclaim any obligation to publicly release the results of any revisions to these forward-looking statements reflecting new estimates, events or circumstances after the date of this report.

General

Public Storage, Inc. (the "Company") is an equity real estate investment trust ("REIT") organized as a corporation under the laws of California on July 10, 1980. We are a fully integrated, self-administered and self-managed real estate investment trust ("REIT") that acquires, develops, owns and operates storage facilities. We are the largest owner and operator of storage space in the United States with direct and indirect equity investments in 1,410 storage facilities containing approximately 85.2 million square feet of net rentable space at December 31, 2003. Our common stock is traded on the New York Stock Exchange under the symbol "PSA". We also have a 44% ownership interest in PS Business Parks, Inc., which, as of December 31, 2003, owned and operated commercial properties containing approximately 18.3 million net rentable square feet of space. PS Business Parks, Inc. is a public REIT whose common stock trades on the American Stock Exchange under the symbol "PSB."

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To the extent that the Company continues to qualify as a REIT, it will not be subject to tax, with certain limited exceptions, on the taxable income that is distributed to our shareholders.

The Company has reported annually to the Securities and Exchange Commission ("SEC")on Form 10-K, which includes financial statements certified by independent public accountants. The Company has also reported quarterly to the Securities and Exchange Commission on Form 10-Q, and includes unaudited financial statements with such filings. The Company expects to continue such reporting.

The Company's website is www.publicstorage.com, and the Company makes available free of charge on its website its reports on Forms 10-K, 10-Q, and 8-K, and all amendments to those reports as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC.

Management

Ronald L. Havner, Jr. (46) was appointed as a director, vice chairman, and chief executive officer of the Company on November 7, 2002. Mr. Havner has been employed by Public Storage or its affiliates in various financial and operational capacities since 1986 and served as senior vice president and chief financial officer of the Company from November 1991 until December 1996 when he became chairman, president, and chief executive officer of PS Business Parks, Inc., ("PSB") an affiliate of the Company. Mr. Havner continues as chairman of PSB.

B. Wayne Hughes (70) is chairman of the board of directors, a position he has held since 1991. Mr. Hughes plans to remain active in the Company's business, focusing primarily on strategic and marketing initiatives. Mr. Hughes established the Public Storage Organization in 1972 and has managed the Company through several market cycles. Our executive management team and their years of experience with the Company are as follows: Harvey Lenkin (67), President and Chief Operating Officer, 26 years; John Reyes (43), Senior Vice President - Chief Financial Officer, 13 years; and John S. Baumann (43), Senior Vice President – Chief Legal Officer, who joined the Company in June 2003.

Our senior management has a significant ownership position in the Company with executive officers, directors and their families owning approximately 46.7 million shares or 37% of the common stock as of March 11, 2004.

Investment Objective

Our primary objective is to increase the value of each share through internal growth (by increasing funds from operations and cash available for distribution) and acquisitions of additional real estate investments and development of real estate facilities. We believe that our access to capital, geographic diversification and operating efficiencies resulting from our size will enhance our ability to achieve this objective.

Competition

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates and operating expenses of certain of our facilities. The continued development of new storage facilities has intensified the competition among storage operators in many market areas in which we operate.

In seeking investments, we compete with a wide variety of institutions and other investors. An increase in the amount of funds available for real estate investments may increase competition for ownership interests in facilities and may reduce yields.

We believe that the significant operating and financial experience of our executive officers and directors, combined with the Company's capital structure, national investment scope, geographic diversity, economies of scale and the "Public Storage" name, should enable us to compete effectively with other entities.

In recent years consolidation has occurred in the fragmented storage industry. In addition to the Company, there are two other publicly traded REITs and numerous private regional and local operators operating in the self storage industry. We believe that we are well positioned to capitalize on this consolidation trend due to our demonstrated access to capital and national presence.

Business Attributes

We believe that the Company possesses several primary business attributes that permit us to compete effectively:

Comprehensive distribution system and national telephone reservation system: Our facilities are part of a comprehensive distribution system encompassing standardized procedures, integrated reporting and information networks and centralized marketing. This distribution system is designed to maximize revenue through pricing and occupancy.

A significant component of our distribution system is our national telephone reservation center, which provides added customer service and helps to maximize utilization of available self-storage space. Customers calling either the toll-free telephone referral system, (800) 44-STORE, or a storage facility, are directed to the national reservation system. A representative discusses with the customer space requirements, price and location preferences and also informs the customer of other products and services provided by the Company and its subsidiaries. We believe that the national telephone reservation system enhances our ability to market storage space.

Containerized storage option: Historically, we offered storage spaces for rent through our traditional self-storage facilities whereby customers would transport their goods to the facility and rent a space to store their goods. In late 1996, we organized Public Storage Pickup and Delivery, Inc. as a separate corporation and a related partnership (the corporation and partnership are collectively referred to as "PSPUD") to operate storage facilities that rent portable storage containers to customers for storage in central facilities.

Management adopted a business plan in 2002 that included the closure of 22 non-strategic containerized storage facilities of the then 55 facilities. During 2003, an additional nine facilities were identified as non-strategic and scheduled for closure. As of December 31, 2003, six of the 31 facilities scheduled for closure were still in operation - however, these facilities are in the process of closing which may take until the end of the second quarter of 2004 to close.

The concept of PSPUD is to provide an alternative to a traditional self-storage facility. PSPUD delivers a storage container(s) to the customer's location where the customer, at his convenience, packs his goods into the storage container. PSPUD will subsequently return to the customer's location to retrieve the storage container(s) for storage in a central facility. At December 31, 2003, PSPUD had 24 facilities (excluding certain facilities that are in the process of being closed) in operation in 11 states.

Retail operations: The Company has historically sold retail items associated with the storage business and rented trucks at its storage facilities. In order to supplement and strengthen the existing self-storage business by further meeting the needs of storage customers, the Company has expanded its retail activities over the last five years.

In addition, full-service retail stores have been retrofitted to some existing storage facility rental offices or "built-in" as part of the development of new storage facilities, both in high traffic, high visibility locations. The strategic objective of these retail stores is to provide a retail environment to (i) rent spaces for the attached storage facility, (ii) rent spaces for the other Public Storage facilities in adjacent neighborhoods, (iii) sell locks, boxes and packing materials and (iv) rent trucks and other moving equipment.

Tenant insurance program: On December 31, 2001, the Company purchased all of the capital stock of PS Insurance Company, Ltd., from Mr. Hughes and members of his family. This insurance company reinsures policies issued to our tenants against lost or damaged goods stored by tenants in the Company's storage facilities. This subsidiary receives the premiums and bears the risks associated with the re-insurance. The Company believes that this insurance operation will continue to further supplement and strengthen the existing self-storage business and provide an additional source of earnings for the Company.

Economies of scale: We are the largest provider of storage space in the industry. As of December 31, 2003, we operated 1,410 storage facilities in which we had an interest and managed 29 storage facilities for third parties. These facilities are in markets within 37 states. At December 31, 2003, we had over 714,000 spaces rented. The size and scope of the operations have enabled us to achieve a high level of profit margins and low level of administrative costs relative to revenues.

Brand name recognition: Our operations are conducted under the "Public Storage" brand name, which we believe is the most recognized and established name in the self-storage industry. Our storage operations are conducted in 37 states, giving us national recognition and prominence. We focus our operations within those states in the major metropolitan markets. This concentration establishes us as one of the largest providers of storage space in each market that we operate in and enables us to use a variety of promotional activities, such as television advertising as well as targeted discounting and referrals which are generally not economically viable for most of our competitors.

Growth and Investment Strategies

Our growth strategies consist of: (i) improving the operating performance of our stabilized existing traditional self-storage properties, (ii) acquiring additional interests in entities that own properties operated by the Company, (iii) acquiring interests in properties that are owned or operated by others, (iv) developing properties in selected markets, (v) improving the operating performance of the containerized storage operations and repurpose real estate previously used for the containerized storage operations, and (vi) participating in the growth of commercial facilities owned primarily by PS Business Parks, Inc. These strategies are described as follows:

Improve the operating performance of existing properties: We seek to increase the net cash flow generated by our existing stabilized traditional self-storage properties by a) regularly evaluating our call volume, reservation activity, and move-in/move-out rates for each of our markets relative to our marketing activities, b) evaluating market supply and demand factors and, based upon these analyses, adjusting our marketing activities and rental rates, c) attempting to maximize revenues through evaluating the appropriate balance between occupancy and rental rates, and d) controlling expense levels. We believe that our property management personnel and systems, combined with the national telephone reservation system, will continue to enhance our ability to meet these goals.

Acquire properties operated and partially owned by the Company: In addition to our wholly owned storage facilities, we operate storage facilities on behalf of other entities in which we have partial equity interests. From time to time, interests in these storage facilities are available for purchase, providing us with a source of additional acquisition opportunities. We believe these properties include some of the better-located and better-constructed storage facilities in the industry. Because we manage these properties, we have reliable operating information prior to acquisition, and these properties are easily integrated into our portfolio. The amount of such potential acquisition opportunities has decreased over the last several years as we have continued to acquire such interests. Such potential remaining acquisition opportunities include the remaining equity interests that we do not own in the entities described as "Other Investments" in Note 6 to the Company's consolidated financial statements for the year ended December 31, 2003, as well as the "Other Partnership Interests" in Note 9 to the Company's consolidated financial statements for the year ended December 31, 2003.

Acquire properties owned or operated by others: We believe our presence in and knowledge of substantially all of the major markets in the United States enhances our ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the storage industry. We maintain local market information on rates, occupancy and competition in each of the markets in which we operate.

Develop properties in selected markets: Since 1995, the Company and its joint venture partnerships (described below in "Financing of the Company's Growth Strategies") have opened a total of 133 facilities, including 24 facilities in 1999, 27 facilities in 2000, 22 facilities in 2001, 16 facilities in 2002 and 14 facilities in 2003. As of December 31, 2003, the Company has a development "pipeline" of 38 self-storage facilities and expansions to existing storage facilities with an aggregate estimated cost of approximately $156.3 million. Development of these facilities is subject to significant contingencies such as obtaining appropriate governmental agency approvals. The Company continues to seek attractive sites for development of additional storage facilities and evaluates existing sites for expansion or enhancement opportunities.

Improve the operating performance of containerized storage operations and repurpose real estate space previously used by the containerized storage operations: During 2002 and 2003, management closed certain non-strategic containerized storage facilities (the "Closed Facilities"), with the number of PSPUD's facilities decreasing from 55 at December 31, 2001 to 24 at December 31, 2003.

Certain of the Closed Facilities were operated in real estate facilities owned by the Company. Through December 31, 2003, the Company had converted 208,000 net rentable square feet of industrial space previously used by the Closed Facilities into self-storage space, and was in the process of converting another 779,000 net rentable square feet of such space.

As with the traditional self-storage facilities, PSPUD believes that the containerized storage business experiences seasonal fluctuations in occupancy levels with occupancies generally higher in the summer months than in winter months. There can be no assurance as to the level of PSPUD's expansion, level of gross rentals, level of move-outs or profitability. Management continues to evaluate the optimum level of containerized facility operations in each market in which it operates.

Participate in the growth of commercial facilities owned primarily by PS Business Parks, Inc.: On January 2, 1997, we reorganized our commercial property operations into a separate private REIT. The private REIT contributed its assets to a newly created operating partnership (the "Operating Partnership") in exchange for a general partnership interest and limited partnership interests. During 1997, the Company and certain partnerships in which the Company has a controlling interest contributed substantially all of their commercial properties to the Operating Partnership in exchange for limited partnership interests or to the private REIT in exchange for common stock. On March 17, 1998, the private REIT merged into Public Storage Properties XI, Inc., a publicly traded REIT and an affiliate of the Company and the name of the surviving corporation was changed to PS Business Parks, Inc. (the REIT and the related Operating Partnership are hereinafter referred to collectively as "PSB").

The Company has a 44% common equity interest in PSB as of December 31, 2003, comprised of 5,418,273 shares of common stock and 7,305,355 limited partnership units in the Operating Partnership. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock.

At December 31, 2003, PSB owned and operated approximately 18.3 million net rentable square feet of commercial space located in eight states.

In addition to our investment in PSB, we have direct interests in three commercial facilities with an aggregate of 204,000 net rentable square feet. In addition, certain of the Company's self-storage facilities rent a total of 1,187,000 net rentable square feet of commercial space at the same location. This commercial space is managed by PSB pursuant to management agreements.

Policies with respect to investing activities: Following are the Company's policies with respect to certain other investing strategies, each of which may be entered into without a vote of shareholders:

- Making loans to other entities: The Company has made loans in connection with the sale of properties, has made short-term loans to PS Business Parks, Inc. in the last three years and may make loans to third parties as part of its investment objectives. However, the Company does not expect such items to be a significant part of its investing activities.

- Investing in the securities of other issuers for the purpose of exercising control: There have been two instances in the past four years where the Company has invested in the securities of another publicly-held REIT, one which resulted in control of that REIT (the merger with Storage Trust in 1999), and one that did not. The Company may engage in these activities in the future as a component of its real estate acquisition strategy. The Company also owns partnership interests in various consolidated and unconsolidated partnerships. See "Investments in Real Estate and Real Estate Entities."

- Underwriting securities of other issuers: The Company has not engaged in this activity in the last three years, and does not intend to in the future.

- Short-term investing: The Company has not engaged in investments in real estate or real estate entities on a short-term basis in the last three years with the exception of the aforementioned investments in the securities of other REITs. Instead, historically, the Company has acquired real estate assets and held them for an extended period of time. The Company does not anticipate any such short-term investments.

- Repurchasing or reacquiring the Company's shares or other securities: The Board of Directors has authorized the repurchase from time to time of up to 25,000,000 shares of the Company's common stock on the open market or in privately negotiated transactions. Cumulatively through March 10, 2004, we repurchased a total of 21,672,020 shares of common stock at an aggregate cost of approximately $541,863,000. Cumulatively through March 10, 2004, we have called for redemption or repurchased $954.5 million of our senior preferred stock and $80.0 million of our preferred partnership units for cash, representing a refinancing of these securities into lower-coupon preferred securities. Any future repurchases of the Company's common stock will depend primarily upon the attractiveness of repurchases compared to our other investment alternatives. Future redemptions or repurchases of the Company's preferred securities, which will become available for redemption or repurchase on their respective call dates, will be dependent upon the spread between market rates and the coupon rates of these securities.

Financing of the Company's Growth Strategies

Overview of Financing Strategy: Over the past three years we have funded substantially all of our acquisitions with permanent capital (retained cash flow as well as common and preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt, because of certain benefits described in "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." Our present intent is to continue to finance substantially all our growth with permanent capital.

Borrowings: We have in the past used our $200 million line of credit described below under "Borrowings" as temporary "bridge" financing, and repaid those amounts with permanent capital. In the last four years, the only additional long-term debt we have incurred has been assumed in connection with property acquisitions, most notably the merger with Storage Trust in 1999 wherein we assumed $100 million in senior unsecured notes. While it is not our present intention to issue debt as a long-term financing strategy, we have broad powers to borrow in furtherance of our objectives without a vote of our shareholders. These powers are subject to a limitation on unsecured borrowings in the Company's Bylaws described in "Limitations on Borrowings" below.

Issuance of Senior Securities: The Company has in the last three years, and expects to continue, to issue additional series of preferred stock that are senior to the Company's Common Stock and Equity Stock. At December 31, 2003, we had approximately $1.9 billion of preferred stock outstanding, excluding one series that was called for redemption on December 5, 2003 and subsequently repurchased on January 19, 2004. The preferred stock, which was issued in series, has general preference rights with respect to liquidation and quarterly distributions. We intend to continue to issue preferred securities without a vote of our common shareholders.

Issuance of securities in exchange for property: The Company has issued common equity in exchange for real estate and other investments in the last three years. Future issuances will be dependent upon market conditions at the time, including the market prices of our equity securities.

Development Joint Venture Financing: The Company has entered into two separate development joint venture partnerships since 1997 in order to provide development financing.

In November 1999, we formed PSAC Development Partners, L.P., (the "Consolidated Development Joint Venture") with a joint venture partner (PSAC Storage Investors, LLC) whose partners include a third party institutional investor, owning approximately 35%, and Mr. Hughes, owning approximately 65%, to develop approximately $100 million of storage facilities. At December 31, 2003, PSAC Development Partners, L.P. had completed construction on 22 storage facilities with a total cost of approximately $108.6 million. We expect that this second joint venture partnership will receive no additional capital funding to develop any additional facilities.

PSAC Development Partners, L.P. is funded solely with equity capital consisting of 51% from the Company and 49% from PSAC Storage Investors, LLC. The term of the Consolidated Development Joint Venture is 15 years; however, during the sixth year PSAC Storage Investors, LLC has the right to cause an early termination of PSAC Development Partners, L.P. If PSAC Storage Investors, LLC exercises this right, we then have the option, but not the obligation, to acquire their interest for an amount that will allow them to receive an annual return of 10.75%. If the Company does not exercise its option to acquire PSAC Storage Investors, LLC's interest, PSAC Development Partners, L.P.'s assets will be sold to third parties and the proceeds distributed to the Company and PSAC Storage Investors, LLC in accordance with the partnership agreement. If PSAC Storage Investors, LLC does not exercise its right to early termination during the sixth year, the partnership will be liquidated 15 years after its formation with the assets sold to third parties and the proceeds distributed to the Company and PSAC Storage Investors, LLC in accordance with the partnership agreement.

PSAC Storage Investors, LLC provides Mr. Hughes with a fixed yield of approximately 8.0% per annum on his preferred non-voting interest (representing an investment of approximately $64.1 million at December 31, 2003). In addition, Mr. Hughes can receive up to 1% of cash flow of the Partnership (estimated to be less than $50,000 per year) if PSAC Storage Investors, LLC elects an early termination. If PSAC Storage Investors, LLC does not elect to cause an early termination, Mr. Hughes' 1% interest can increase to up to 10%.

Disposition of properties: During 2003, the Company sold certain self-storage facilities, which were located in non-strategic markets and locations, for an aggregate of approximately $21.0 million. The Company used the proceeds from these sales as a source of funding for developments and third-party acquisitions. The Company continually reviews its portfolio for facilities that are not strategically located and determines the proper method of disposition of these facilities.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

Investments in Real Estate and Real Estate Entities

Investment Policies and Practices with respect to our investments: Following are our investment practices and policies which, though we do not anticipate any significant alteration, can be changed by the Board of Directors without a shareholder vote:

- Our investments primarily consist of direct ownership of self-storage properties (the nature of our self-storage properties is described in Item 2, "Properties"), as well as partial interests in entities that own self-storage properties, which are located in the United States.

- Our investments are acquired both for income and for capital gain.

- Our partial ownership interests primarily reflect general and limited partnership interests in entities that own self-storage facilities that are operated by the Company.

- Additional acquired interests in real estate (other than the acquisition properties from third parties) will include common equity interests in entities in which we already have an interest.

- To a lesser extent, we have interests in existing commercial properties (described in Item 2, "Properties"), containing commercial and industrial rental space, primarily through our investment in PS Business Parks.

- The Company has a pipeline of 38 development projects, including 25 expansions of real estate facilities, for a total cost of $156.3 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

The following table outlines our ownership interest in self-storage facilities at December 31, 2003:

	Number of Storage Facilities	Net Rentable Square Footage of Storage Space (a) (in thousands)
Consolidated storage facilities:		
Wholly-owned by the Company	889	54,896
Owned by Consolidated Entities	485	28,117
	1,374	83,013
Facilities owned by Unconsolidated Entities	36	2,186
Total storage facilities in which the Company has an ownership interest	1,410	85,199

(a) Square footage for the consolidated facilities includes 1,535,000 net rentable square feet of industrial space for use in containerized storage activities.

In addition to the Company's interest in self-storage facilities noted above, the Company owns three stand-alone commercial facilities with an aggregate of 204,000 net rentable square feet, owns five industrial facilities with an aggregate of 404,000 net rentable square feet used by the continuing containerized storage operations, and has 1,187,000 net rentable square feet of commercial space at certain of the self-storage facilities. The Company and the entities it controls also have a 44% common interest in PSB, which at December 31, 2003 owned and operated 18.3 million net rentable square feet of commercial space.

Facilities Owned by Controlled Entities

In addition to our direct ownership of 889 storage facilities, at December 31, 2003, we had controlling ownership interests in 38 entities owning in aggregate 485 storage facilities. Because of our controlling interest in each of these entities, we consolidate the assets, liabilities, and results of operations of these entities on the Company's financial statements.

Facilities Owned by Unconsolidated Entities

At December 31, 2003, we had ownership interests in PSB and seven limited partnerships (collectively the "Unconsolidated Entities"). Our ownership interest in these entities is less than 50%.

Due to the Company's limited ownership interest and limited control of these entities, we do not consolidate the accounts of these entities for financial reporting purposes and account for such investments using the equity method. PSB, which files financial statements with the Securities and Exchange Commission, has debt and other obligations that are not included in the Company's consolidated financial statements. The seven limited partnerships do not have any significant amounts of debt or other obligations. See Note 6 to the Company's financial statements for the year ended December 31, 2003 for further disclosure regarding the assets and liabilities of the Unconsolidated Entities.

The following chart sets forth, as of December 31, 2003, the entities in which the Company has a controlling interest and the entities in which the Company has a minority interest:

Subsidiaries (Controlled Entities) of the Company	Entities in which the Company has a Minority Interest (Unconsolidated Entities)
Carson Storage Ventures	Public Storage Alameda, Ltd. (2)
Connecticut Storage Fund	Public Storage Glendale Freeway, Ltd. (11)
Del Amo Storage Partners, Ltd.	Metropublic Storage Fund (10)
Diversified Storage Venture Fund	PS Business Parks, Inc. (3)
Downey Storage Partners, Ltd.	Public Storage Crescent Fund, Ltd. (4)
Huntington Beach Storage Partners, Ltd.	Public Storage Partners, Ltd. (5)
Monterey Park Properties, Ltd.	Public Storage Partners II, Ltd. (6)
PS Co-Investment Partners	Public Storage Properties, Ltd. (7)
PS Insurance Company, Ltd.	
PS Orangeco Holdings, Inc.	
PS Orangeco, Inc.	
PS Partners, Ltd.	
PS Partners VIII, Ltd.	
Public Storage Properties IV, Ltd. (8)	
Public Storage Properties V, Ltd. (9)	
PSA Institutional Partners, L.P.	
PSAC Development Partners, L.P. (1)	
Public Storage Euro Fund III, Ltd. (2)	
Public Storage Euro Fund IV, Ltd. (2)	
Public Storage Euro Fund V, Ltd. (2)	
Public Storage Euro Fund VI, Ltd. (2)	
Public Storage Euro Fund VII, Ltd. (2)	
Public Storage Euro Fund VIII, Ltd. (2)	
Public Storage Euro Fund IX, Ltd. (2)	
Public Storage Euro Fund X, Ltd. (2)	
Public Storage Euro Fund XI, Ltd. (2)	
Public Storage Euro Fund XII, Ltd. (2)	
Public Storage Euro Fund XIII, Ltd. (2)	
Public Storage German Fund II, Ltd. (2)	
Public Storage Institutional Fund	
Public Storage Institutional Fund II (10)	
Public Storage Institutional Fund III	
Public Storage Institutional Fund IV (10)	
Public Storage Pickup & Delivery, L.P.	
STOR-Re Mutual Insurance Company, Inc.	
Storage Trust Properties, L.P.	
Van Nuys Storage Partners, Ltd.	
Whittier Storage Partners, Ltd.	

(1) PSAC Storage Investors, LLC owns a direct 49% ownership interest in this entity. The partners of PSAC Storage Investors, LLC are Mr. Hughes, having an approximately 65% ownership interest, and a third party institutional investor having an approximately 35% ownership interest.
(2) B. Wayne Hughes owns approximately 20% of the general partner interest of these entities.
(3) B. Wayne Hughes owns approximately 0.5% of the common shares of PS Business Parks, Inc.
(4) B. Wayne Hughes owns approximately 17.9% of the general partnership interest of this entity.
(5) The Hughes Family owns approximately 24.3% of the limited partnership interests of this entity.
(6) The Hughes Family owns approximately 11.9% of the limited partnership interests of this entity.
(7) The Hughes Family owns 20% of the general partner interests and 30.5% of the limited partnership interests of this entity.
(8) The Hughes Family owns 20% of the general partner interests and 15.5% of the limited partnership interests of this entity.
(9) The Hughes Family owns 20% of the general partner interests and 11.4% of the limited partnership interests of this entity.

(10) B. Wayne Hughes is a general partner of this entity, and has no economic interest.
(11) B. Wayne Hughes is a general partner in this entity and owns a 0.02% equity interest.

Prohibited Investments and Activities

The Company's Bylaws prohibit the Company from purchasing properties in which the Company's officers or directors have an interest, or from selling properties to such persons, unless the transactions are approved by a majority of the independent directors and are fair to the Company based on an independent appraisal. This Bylaw provision may be changed with shareholder approval. See "Limitations on Debt" below for other restrictions in the Bylaws.

Borrowings

We have a $200 million revolving line of credit (the "Credit Agreement") that has a maturity date of October 31, 2004 and bears an annual interest rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.45% to LIBOR plus 1.50% depending on our credit ratings (currently 0.45%). In addition, we are required to pay a quarterly commitment fee ranging from 0.20% per annum to 0.30% per annum depending on our credit ratings (currently the fee is 0.20% per annum). At December 31, 2003 and March 11, 2004, we had no borrowings on our line of credit.

The Credit Agreement includes various covenants, the more significant of which require us to (i) maintain a balance sheet leverage ratio of less than 0.50 to 1.00, (ii) maintain certain quarterly interest and fixed-charge coverage ratios (as defined) of not less than 2.50 to 1.0 and 1.75 to 1.0, respectively, and (iii) maintain a minimum total shareholders' equity (as defined). In addition, we are limited in our ability to incur additional borrowings (we are required to maintain unencumbered assets with an aggregate book value equal to or greater than two times our unsecured recourse debt). We were in compliance with all the covenants of the Credit Agreement at December 31, 2003.

As of December 31, 2003, we had notes payable of approximately $76 million. See Notes 7 and 8 to the consolidated financial statements for a summary of the Company's borrowings at December 31, 2003.

Subject to a limitation on unsecured borrowings in the Company's Bylaws (described below), we have broad powers to borrow in support of the Company's objectives. We have incurred in the past, and may incur in the future, both short-term and long-term indebtedness to increase our funds available for investment in real estate, capital expenditures and distributions.

Limitations on Debt

The Bylaws provide that the Board of Directors shall not authorize or permit the incurrence of any obligation by the Company which would cause our "Asset Coverage" of our unsecured indebtedness to become less than 300%. Asset Coverage is defined in the Bylaws as the ratio (expressed as a percentage) by which the value of the total assets (as defined in the Bylaws) of the Company less the Company's liabilities (except liabilities for unsecured borrowings) bears to the aggregate amount of all unsecured borrowings of the Company. This Bylaw provision may be changed only upon a shareholder vote.

The Company's Bylaws prohibit us from issuing debt securities in a public offering unless the Company's "cash flow" (which for this purpose means net income, exclusive of extraordinary items, plus depreciation) for the most recent 12 months for which financial statements are available, adjusted to give effect to the anticipated use of the proceeds from the proposed sale of debt securities, would be sufficient to pay the interest on such securities. This Bylaw provision may be changed only upon a shareholder vote.

Without the consent of holders of the various series of Senior Preferred Stock, we may not take any action that would result in a ratio of "Debt" to "Assets" (the "Debt Ratio") in excess of 50%. As of December 31, 2003, the Debt Ratio was approximately 1.2%. "Debt" means the liabilities (other than "accrued and other liabilities" and "minority interest") that should, in accordance with accounting principles generally accepted in the United States, be reflected on the Company's consolidated balance sheet at the time of determination. "Assets" means the Company's total assets before a reduction for accumulated depreciation and amortization that should, in accordance with generally accepted accounting principles, be reflected on the consolidated balance sheet at the time of determination.

Our bank and senior unsecured debt agreements contain various financial covenants, including limitations on the level of indebtedness of 30% of total capitalization (as defined) and the prohibition of the payment of dividends upon the occurrence of an event of default (as defined).

Employees

We have approximately 4,500 employees at December 31, 2003 who render services on behalf of the Company, primarily personnel engaged in property operation, substantially all of whom are employed by a clearing company that provides certain administrative and cost-sharing services to the Company and other owners of properties operated by the Company.

Federal Income Tax

We believe that we have operated, and intend to continue to operate, in such a manner as to qualify as a REIT under the Internal Revenue Code of 1986, but no assurance can be given that we will at all times so qualify. To the extent that we continue to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the taxable income (including gains from the sale of securities and properties) that we distribute to our shareholders. Our taxable REIT subsidiaries will be taxed on their taxable income.

For Federal tax purposes, our distributions to our shareholders are treated by the shareholders as ordinary income, capital gains, return of capital or a combination thereof. Distributions in excess of taxable income (as defined) may be treated as nontaxable returns of capital or as capital gain to the extent the distributions exceed a shareholder's adjusted basis in the shares.

Insurance

We believe that our properties are adequately insured. Our facilities have historically carried comprehensive insurance, including fire, earthquake, liability and extended coverage through STOR-Re Mutual Insurance Company, Inc. ("STOR-Re"), one of the Consolidated Entities. The Company also insures portions of these risks through nationally recognized insurance carriers. STOR-Re also insures affiliates of the Company.

The Company, STOR-Re, and its affiliates' maximum aggregate annual exposure for losses that are below the deductibles set forth in the third-party insurance contracts, assuming multiple significant insurable events occur, is approximately $30 million. In addition, if losses exhaust the third-party insurers' limit of coverage of $125 million for property coverage and $101 million for general liability, our exposure could be greater. These limits are higher than estimates of maximum probable losses that could occur from individual catastrophic events (i.e., earthquake and wind damage) determined in recent engineering and actuarial studies.

ITEM 1A. Risk Factors

In addition to the other information in our Form 10-K, you should consider the following factors in evaluating the Company:

The Hughes family could control us.

At March 11, 2004, the Hughes family owned approximately 36% of our outstanding shares of common stock. Consequently, the Hughes family could control matters submitted to a vote of our shareholders, including electing directors, amending our organizational documents, dissolving and approving other extraordinary transactions, such as a takeover attempt, even though such actions may be favorable to the other common shareholders.

Provisions in our organizational documents may prevent changes in control.

Restrictions in our organizational documents may further limit changes in control. Unless our board of directors waives these limitations, no shareholder may own more than (1) 2.0% of our outstanding shares of our common stock or (2) 9.9% of the outstanding shares of each class or series of our preferred or equity stock. Our organizational documents in effect provide, however, that the Hughes family may continue to own the shares of our common stock held by them at the time of the 1995 reorganization. These limitations are designed, to the extent possible, to avoid a concentration of ownership that might jeopardize our ability to qualify as a real estate investment trust or REIT. These limitations, however, also may make a change of control significantly more difficult (if not impossible) even if it would be favorable to the interests of our public shareholders. These provisions will prevent future takeover attempts not approved by our board of directors even if a majority of our public shareholders deem it to be in their best interests because they would receive a premium for their shares over the shares' then market value or for other reasons.

We would incur adverse tax consequences if we fail to qualify as a REIT.

You will be subject to the risk that we may not qualify as a REIT. REITs are subject to a range of complex organizational and operational requirements. As a REIT, we must distribute at least 90% of our REIT taxable income to our shareholders. Other restrictions apply to our income and assets. Our REIT status is also dependent upon the ongoing qualification of PS Business Parks, Inc. as a REIT, as a result of our substantial ownership interest in that company.

For any taxable year that we fail to qualify as a REIT and the relief provisions do not apply, we would be taxed at the regular corporate rates on all of our taxable income, whether or not we make any distributions to our shareholders. Those taxes would reduce the amount of cash available for distribution to our shareholders or for reinvestment. As a result, our failure to qualify as a REIT during any taxable year could have a material adverse effect upon us and our shareholders. Furthermore, unless certain relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which we fail to qualify.

We may pay some taxes.

Even if we qualify as a REIT for Federal income tax purposes, we are required to pay some federal, state and local taxes on our income and property. Several corporate subsidiaries of the Company have elected to be treated as "taxable REIT subsidiaries" of the Company for Federal income tax purposes since January 1, 2001. A taxable REIT subsidiary is a fully taxable corporation and is limited in its ability to deduct interest payments made to us. In addition, we will be subject to a 100% penalty tax on some payments that we receive if the economic arrangements among our tenants, our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties. To the extent that the Company or any taxable REIT subsidiary is required to pay federal, state or local taxes, we will have less cash available for distribution to shareholders.

We would incur a corporate level tax if we sell certain assets.

We will generally be subject to a corporate level tax on any net built-in gain if before November 2005 we sell any of the assets we acquired in the November 1995 reorganization.

We and our shareholders are subject to financing risks.

Debt increases the risk of loss. In making real estate investments, we may borrow money, which increases the risk of loss. At December 31, 2003, our debt of $76 million was approximately 1.5% of our total assets.

Certain securities have a liquidation preference over our common stock and Equity Stock, Series A. If we liquidated, holders of our preferred securities would be entitled to receive liquidating distributions, plus any accrued and unpaid distributions, before any distribution of assets to the holders of our common stock and Equity Stock,

Series A. Holders of preferred securities are entitled to receive, when declared by our board of directors, cash distributions in preference to holders of our common stock and Equity Stock, Series A.

Since our business consists primarily of acquiring and operating real estate, we are subject to real estate operating risks.

The value of our investments may be reduced by general risks of real estate ownership. Since we derive substantially all of our income from real estate operations, we are subject to the general risks of owning real estate-related assets, including:

- lack of demand for rental spaces or units in a locale;
- changes in general economic or local conditions;
- potential terrorist attacks;
- changes in supply of or demand for similar or competing facilities in an area;
- the impact of environmental protection laws;
- changes in interest rates and availability of permanent mortgage funds which may render the sale or financing of a property difficult or unattractive; and
- changes in tax, real estate and zoning laws.

There is significant competition among self-storage facilities and from other storage alternatives. Most of our properties are self-storage facilities, which generated 95% of our rental revenue during 2003. Local market conditions will play a significant part in how competition will affect us. Competition in the market areas in which many of our properties are located from other self-storage facilities and other storage alternatives is significant and has affected the occupancy levels, rental rates and operating expenses of some of our properties. Any increase in availability of funds for investment in real estate may accelerate competition. Further development of self-storage facilities may intensify competition among operators of self-storage facilities in the market areas in which we operate. As discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations – Self-Storage Operations, the net operating income prior to depreciation of the Consistent Group of facilities declined 1.8% in the year ended December 31, 2003 as compared to 2002. Such competition could have been a factor in this decline.

We may incur significant environmental costs and liabilities. As an owner and operator of real properties, under various federal, state and local environmental laws, we are required to clean up spills or other releases of hazardous or toxic substances on or from our properties. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may not be limited to the value of the property. The presence of these substances, or the failure to properly remediate any resulting contamination, whether from environmental or microbial issues, also may adversely affect the owner's or operator's ability to sell, lease or operate its property or to borrow using its property as collateral.

We have conducted preliminary environmental assessments of most of our properties (and intend to conduct these assessments in connection with property acquisitions) to evaluate the environmental condition of, and potential environmental liabilities associated with, our properties. These assessments generally consist of an investigation of environmental conditions at the property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. In connection with these property assessments, our operations and recent property acquisitions, we have become aware that prior operations or activities at some facilities or from nearby locations have or may have resulted in contamination to the soil or groundwater at these facilities. In this regard, some of our facilities are or may be the subject of federal or state environment investigations or remedial actions. We have obtained, with respect to recent acquisitions, and intend to obtain with respect to pending or future acquisitions, appropriate purchase price adjustments or indemnifications that we believe are sufficient to cover any related potential liability. Although we cannot provide any assurance, based on the preliminary environmental assessments, we believe we have funds available to cover any liability from environmental contamination or potential contamination and we are not aware of any environmental contamination of our facilities material to our overall business, financial condition or results of operation.

There has been an increasing number of claims and litigation against owners and managers of rental properties relating to moisture infiltration, which can result in mold or other property damage. When we receive a complaint concerning moisture infiltration, condensation or mold problems and/or become aware that an air quality concern exists, we implement corrective measures in accordance with guidelines and protocols we have developed with the assistance of outside experts. We seek to work proactively with our tenants to resolve moisture infiltration and mold-related issues, subject to our contractual limitations on liability for such claims. However, we can make no assurance that material legal claims relating to moisture infiltration and the presence of, or exposure to, mold will not arise in the future.

Delays in development and fill-up of our properties would reduce our profitability. Since January 1, 1999, we have opened 63 newly developed self storage facilities and 17 facilities that combine self storage and containerized storage space at the same location, with aggregate development costs of $534.6 million. At December 31, 2003 the Company had 38 projects in development that have total estimated costs of $156.3 million. Construction delays due to weather, unforeseen site conditions, personnel problems, and other factors, as well as cost overruns, would adversely affect the Company's profitability. Delays in the rent-up of newly developed facilities as a result of competition or other factors would also adversely impact the Company's profitability.

Property taxes can increase and cause a decline in yields on investments. Each of our properties is subject to real property taxes. These real property taxes may increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. Such increases could adversely impact the Company's profitability.

We must comply with the Americans with Disabilities Act and fire and safety regulations, which can require significant expenditures. All our properties must comply with the Americans with Disabilities Act and with related regulations (the "ADA"). The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to persons with disabilities. Various state laws impose similar requirements. A failure to comply with the ADA or similar state laws could result in government imposed fines on us and the award of damages to individuals affected by the failure. In addition, we must operate our properties in compliance with numerous local fire and safety regulations, building codes, and other land use regulations. Compliance with these requirements can require us to spend substantial amounts of money, which would reduce cash otherwise available for distribution to shareholders. Failure to comply with these requirements could also affect the marketability of our real estate facilities.

We have no interest in Canadian self-storage facilities owned by the Hughes family

B. Wayne Hughes, Chairman of the Board, and his family (the "Hughes Family") have ownership interests in, and operate, approximately 38 self-storage facilities in Canada under the name "Public Storage." We currently do not own any interests in these facilities nor do we own any facilities in Canada. The Hughes Family owns approximately 36% of our common stock outstanding at December 31, 2003. We have a right of first refusal to acquire the stock or assets of the corporation engaged in the operation of the 38 self-storage facilities in Canada if the Hughes Family or the corporation agrees to sell them. However, we have no interest in the operations of this corporation, have no right to acquire this stock or assets unless the Hughes Family decides to sell, and receive no benefit from the profits and increases in value of the Canadian self-storage facilities.

Company personnel have been engaged in the supervision and the operation of these 38 properties and have provided certain administrative services for the Canadian owners, and certain other services, primarily tax services, with respect to certain other Hughes Family interests. The Hughes Family and the Canadian owners have reimbursed us at cost for these services (U.S. $542,499 with respect to the Canadian operations and U.S. $151,063 for other services during 2003). There have been conflicts of interest in allocating time of our personnel between Company properties, the Canadian properties, and certain other Hughes Family interests. The sharing of Company personnel with the Canadian entities was substantially eliminated by December 31, 2003.

Our containerized storage business has incurred operating losses.

Public Storage Pickup & Delivery ("PSPUD") was organized in 1996 to operate a portable self-storage business. We own all of the economic interest of PSPUD. We cannot provide any assurance as to its ultimate profitability, because this is a relatively new business segment. PSPUD incurred operating losses amounting to $5,135,000 in 2000, $2,218,000 in 2001, $10,058,000 in 2002 and operating income of $2,543,000 in 2003. PSPUD closed 31 facilities that were deemed not strategic to the Company's business plan during 2002 and 2003.

The operating loss for 2002 includes a write-down for impaired assets totaling $6,924,000 and lease termination charges of $2,447,000. The operating income for 2003 was reduced by impairment charges and losses on sale of $3,584,000 related to the fixed assets used in operations.

Terrorist attacks and the possibility of wider armed conflict may have an adverse impact on our business and operating results and could decrease the value of our assets.

Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have a material adverse impact on our business and operating results. There can be no assurance that there will not be further terrorist attacks against the United States or its businesses or interests. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our operating results. Further, we may not have insurance coverage for losses caused by a terrorist attack. Such insurance may not be available, or if it is available and we decide to obtain such terrorist coverage, the cost for the insurance may be significant in relationship to the risk overall. In addition, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy could similarly have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the United States to enter into a wider armed conflict which could further impact our business and operating results.

Recently enacted tax legislation could adversely affect the price of our stock.

Tax legislation enacted in 2003 generally reduces the maximum tax rate for dividends payable to individuals to 15% through 2008. Dividends payable by REITs, however, generally continue to be taxed at the normal rate applicable to the individual recipient, rather than the preferential rates applicable to other dividends. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Developments in California may have an adverse impact on our business.

We are headquartered in, and approximately one-quarter of our properties are located in, California. California is facing serious budgetary problems. Action that may be taken in response to these problems, such as an increase in property taxes on commercial properties, could adversely impact our business and results of operations. In addition, we could be adversely impacted by the recently enacted legislation mandating, beginning in 2006, medical insurance for employees of California businesses and members of their families.

ITEM 2. Properties

At December 31, 2003, we had direct and indirect ownership interests in 1,410 storage facilities located in 37 states:

	At December 31, 2003	
	Number of Storage Facilities (a)	Net Rentable Square Feet (in thousands)
California:		
Northern	143	8,222
Southern	167	10,852
Texas	163	10,989
Florida	139	8,199
Illinois	95	5,829
Georgia	62	3,626
Colorado	50	3,145
Washington	43	2,736
Maryland	43	2,458
New Jersey	42	2,449
Missouri	38	2,172
Virginia	38	2,294
New York	36	2,127
Ohio	30	1,863
Oregon	25	1,171
North Carolina	24	1,266
South Carolina	24	1,082
Tennessee	23	1,311
Kansas	22	1,316
Nevada	22	1,409
Alabama	22	895
Other states (17 states)	159	9,788
Totals	1,410	85,199

(a) Includes 1,374 self-storage facilities owned by the Company and entities controlled by the Company. The remaining 36 facilities are self-storage facilities owned by entities in which the Company has an interest; however, the Company does not have a controlling interest in such entities. See Schedule III: Real Estate and Accumulated Depreciation in the Company's 2003 financials, for a complete list of properties consolidated by the Company.

Our facilities are generally operated to maximize cash flow through the regular review and, when warranted by market conditions, adjustment of scheduled rents. For the year ended December 31, 2003, the weighted average occupancy level and the average total rental income per rentable square foot for our self-storage facilities were approximately 87.9% and $11.37, respectively. Included in the 1,410 storage facilities are 80 newly developed facilities opened since January 1, 1999, substantially all of which were in the fill-up stage in the year ended December 31, 2003.

At December 31, 2003, 21 of our facilities were encumbered by an aggregate of $16.6 million in mortgage debt.

The Company has no specific policy as to the maximum size of any one particular self-storage facility. However, none of our facilities involves, or is expected to involve, 1% or more of the Company's total assets, gross revenues or net income.

Description of Storage facilities: Storage facilities, which comprise the majority of our investments (approximately 95% based on rental revenue), are designed to offer accessible storage space for personal and business use at a relatively low cost. A user rents a fully enclosed space which is for the user's exclusive use and to which only the user has access on an unrestricted basis during business hours. On-site operation is the responsibility of property managers who are supervised by district managers. Some storage facilities also include rentable uncovered parking areas for vehicle storage, as well as space for portable storage containers. Leases for storage facility space may be on a long-term or short-term basis, although typically spaces are rented on a month-to-month basis. Rental rates vary according to the location of the property, the size of the storage space and length of stay. All of our storage facilities are operated under the "Public Storage" name.

Users of space in storage facilities include individuals and large and small businesses. Individuals usually obtain this space for storage of furniture, household appliances, personal belongings, motor vehicles, boats, campers, motorcycles and other household goods. Businesses normally employ this space for storage of excess inventory, business records, seasonal goods, equipment and fixtures.

Our storage facilities generally consist of three to seven buildings containing an aggregate of between 350 to 750 storage spaces, most of which have between 25 and 400 square feet and an interior height of approximately 8 to 12 feet.

We experience minor seasonal fluctuations in the occupancy levels of storage facilities with occupancies generally higher in the summer months than in the winter months. We believe that these fluctuations result in part from increased moving activity during the summer.

Our storage facilities are geographically diversified and are located primarily in or near major metropolitan markets in 37 states in the United States. Generally our storage facilities are located in heavily populated areas and close to concentrations of apartment complexes, single family residences and commercial developments. However, there may be circumstances in which it may be appropriate to own a property in a less populated area, for example, in an area that is highly visible from a major thoroughfare and close to, although not in, a heavily populated area. Moreover, in certain population centers, land costs and zoning restrictions may create a demand for space in nearby less populated areas.

Competition from other self-storage facilities in the market areas in which many of our properties are located is significant and has affected the occupancy levels, rental rates, and operating expenses of some of our properties.

Since our investments are primarily storage facilities, our ability to preserve our investments and achieve our objectives is dependent in large part upon success in this field. Historically, upon stabilization after an initial fill-up period, our storage facility interests have generally shown a high degree of consistency in generating cash flows, despite changing economic conditions. We believe that our storage facilities, upon stabilization, have attractive characteristics consisting of high profit margins, a broad tenant base and low levels of capital expenditures to maintain their condition and appearance.

Commercial Properties: In addition to our interest in 1,410 storage facilities, we have an interest in PSB, which, as of December 31, 2003, owns and operates 18.3 million net rentable square feet in eight states. At December 31, 2003, our investment in PS Business Parks represents less than 6% of our total assets based upon cost of $282.4 million. The market value of our investment in PSB at December 31, 2003 of $525.0 million represents 10.5% of the book value of our total assets at December 31, 2003 of approximately $5.0 billion. We also directly own three commercial properties with 204,000 net rentable square feet, have 1,187,000 net rentable square feet of commercial space that is located at certain of the self-storage facilities, and own five industrial facilities with an aggregate of 404,000 net rentable square feet that are being used by the continuing containerized storage operations.

The commercial properties owned by PSB consist of flex space, office space and industrial space. Flex space is defined as buildings that are configured with a combination of part warehouse space and part office space and can be designed to fit a wide variety of uses. The warehouse component of the flex space has a variety of uses including light manufacturing and assembly, storage and warehousing, showroom, laboratory, distribution and research and development activities. The office component of flex space is complementary to the warehouse component by enabling businesses to accommodate management and production staff in the same facility. PSB also owns low-rise suburban office space, generally either in business parks that combine office and flex space or in desirable submarkets where the economics of the market demand an office build-out. PSB also owns industrial space that has characteristics similar to the warehouse component of the flex space.

Environmental Matters: Our practice is to conduct environmental investigations in connection with property acquisitions. As a result of environmental investigations of our properties, which commenced in 1995, we recorded an amount, which in management's best estimate, will be sufficient to satisfy anticipated costs of known investigation and remediation requirements. Although there can be no assurance, we are not aware of any environmental contamination of any of our facilities which individually or in the aggregate would be material to the Company's overall business, financial condition, or results of operations.

ITEM 3. Legal Proceedings

Serrao v. Public Storage, Inc. (filed April 2003) (Superior Court – Orange County)

The plaintiff in this case filed a suit against the Company on behalf of a putative class of renters who rented self-storage units from the Company. Plaintiff alleges that the Company misrepresented the size of its storage units, has brought claims under California statutory and common law relating to consumer protection, fraud, unfair competition, and negligent misrepresentation, and is seeking monetary damages, restitution, and declaratory and injunctive relief.

The claim in this case is substantially similar to those in Henriquez v. Public Storage, Inc., which was disclosed in prior reports. In January 2003, the plaintiff caused the Henriquez action to be dismissed. Based upon the uncertainty inherent in any putative class action, the Company cannot presently determine the potential damages, if any, or the ultimate outcome of this litigation. On November 3, 2003, the court granted the Company's motion to strike the plaintiff's nationwide class allegations and to limit any putative class to California residents only. The Company is vigorously contesting the claims upon which this lawsuit is based including class certification efforts.

Salaam, et al v. Public Storage, Inc. (filed February 2000) (Superior Court – Los Angeles County)

The plaintiffs in this case are suing the Company on behalf of a putative class of California resident property managers who claim that they were not compensated for all the hours they worked. The named plaintiffs have indicated that their claims total less than $20,000 in aggregate. On December 1, 2003, the California Court of Appeals affirmed the Supreme Court's 2002 denial of plaintiff's motion for class certification. The maximum potential liability cannot be estimated, but can only be increased if claims are permitted to be brought on behalf of others under the California Unfair Business Practices Act. The affirmation of denial of class certification does not address the claim under the California Unfair Business Practices Act.

The Company is continuing to vigorously contest the claims in this case and intends to resist any expansion beyond the named plaintiffs, including by opposing claims on behalf of others under the California Unfair Business Practices Act. The Company cannot presently determine the potential damages, if any, or the ultimate outcome of this litigation.

Gustavson et al. v. Public Storage, Inc. (filed June 2003) (Superior Court-Los Angeles County)

In November 2002, a shareholder of the Company made a demand on the Board of Directors that challenged the fairness of the Company's acquisition of PS Insurance Company, Ltd. ("PSIC") and demanded that the Board recover the profits earned by PSIC from November 1995 through December 2001 and that the entire purchase price paid by the Company for PSIC in excess of PSIC's net assets be returned to the Company.

The contract to acquire PSIC was approved by the independent directors of the Company in March 2001, and the transaction was closed in December 2001. PSIC was formerly owned by B. Wayne Hughes, currently the Chairman of the Board (and in 2001 also the Chief Executive Officer) of the Company, B. Wayne Hughes, Jr., currently a director (and in 2001 also an officer) of the Company and Tamara H. Gustavson, who in 2001 was an officer of the Company. In exchange for the Hughes family's shares in PSIC, the Company issued to them 1,439,765 shares of common stock (or a net of 1,138,733 shares, after taking into account 301,032 shares held by PSIC).

The shareholder has threatened litigation against the Hughes family and the directors of the Company arising out of this transaction and alleged a pattern of deceptive disclosures with respect to PSIC since 1995. In December 2002, the Board held a special meeting to authorize an inquiry by its independent directors to review the fairness to the Company's shareholders of its acquisition of PSIC and the ability of the Company to have started its own tenant reinsurance business in 1995. The Company believes that, prior to the effectiveness in 2001 of the federal REIT Modernization Act and corresponding California legislation that authorized the creation and ownership of "taxable REIT subsidiaries," the ownership by the Company of a reinsurance business relating to its tenants would have jeopardized the Company's status as a REIT and that other REITs faced similar concerns about tenant insurance programs.

In June 2003, the Hughes family filed a complaint for declaratory relief relating to the Company's acquisition of PSIC naming the Company as defendant. The Hughes family is seeking that the court make (i) a binding declaration that the Company either is not entitled to recover profits or other moneys earned by PSIC from November 1995 through December 2001; or alternatively the amounts that the Hughes family should be ordered to surrender to the Company if the court determines that the Company is entitled to recover any such profits or moneys; and (ii) a binding declaration either that the Company cannot establish that the acquisition agreement was not just and reasonable as to the Company at the time it was authorized, approved or ratified; or alternatively the amounts that the Hughes family should surrender to the Company, if the court determines that the agreement was not just and reasonable to the Company at that time. The Hughes family is not seeking any payments from the Company. In the event of a determination that the Hughes family is obligated to pay certain amounts to the Company, the complaint states that they have agreed to be bound by that determination to pay such amounts to the Company.

In July 2003 the Company filed an answer to the Hughes family's complaint requesting a final judicial determination of the Company's rights of recovery against the Hughes family in respect of PSIC. In September 2003, by order of the Superior Court, Malcolm Lucas, a former chief justice of the California Supreme Court, was appointed to try the case. Discovery is proceeding and it is expected that in mid-2004, Mr. Lucas will set a trial date for the matter. The Company believes that the lawsuit by the Hughes family will ultimately resolve matters relating to PSIC and will not have any financially adverse effect on the Company (other than the costs and other expenses relating to the lawsuit).

Sale of Partnership Units

In February 2000, the Company entered into a settlement of litigation arising out of a 1997 tender offer for limited partnership units in two affiliated partnerships. Under the settlement agreement, the Company agreed to sell to the plaintiff units representing a 4% interest in each of the partnerships for a total payment of approximately $1,523,000. The plaintiff failed to tender the full purchase price at the scheduled closing, and the settlement collapsed.

In September 2000, the plaintiff amended its complaint to add a claim for breach of the settlement agreement seeking specific enforcement and a claim seeking damages for unfair and deceptive trade practices in connection with the alleged breach. By amending the complaint the Company believes the plaintiff elected to abandon its underlying claims in the litigation. The Company asserted affirmative defenses including the material breach by the plaintiff. Cross motions for summary judgment were filed by the parties. In July 2002, the court granted plaintiff's motion for summary judgment as to its claim for breach of the settlement agreement and granted the Company's motion for summary judgment to dismiss plaintiff's claim for unfair and deceptive trade practices.

In March 2003, the court granted plaintiff's motion to compel the sale of the units to the plaintiff. On December 31, 2003, the Company sold the units to the plaintiff for a total of $1,000,000. This amount reflects the $1,523,000 original agreement with a credit to the plaintiff of a portion of the partnership's distributions received by the Company with respect to the units.

Other Items

The Company is a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time, that are not described above. We believe that it is unlikely that the outcome of these other pending legal proceedings including employment and tenant claims, in the aggregate, will have a material adverse effect upon the operations or financial position of the Company.

ITEM 4. Submission of Matters to a Vote of Security Holders

The Company did not submit any matter to a vote of security holders in the fourth quarter of the fiscal year ended December 31, 2003.

ITEM 4A. Executive Officers of the Company

The following is a biographical summary of the current executive officers of the Company:

Ronald L. Havner, Jr., age 46, was appointed Vice Chairman and Chief Executive Officer of the Company on November 7, 2002. Mr. Havner has been employed by the Company in various accounting and operational capacities since 1986 and served as Senior Vice President and Chief Financial Officer of the Company from November 1991 until December 1996 when be became Chairman, President and Chief Executive Officer of PS Business Parks, Inc. (AMEX: symbol PSB), an affiliate of the Company. He is a member of the National Association of Real Estate Investment Trusts (NAREIT) and the Urban Land Institute (ULI) and a director of Business Machine Security, Inc. and Mobile Storage Group, Inc. Mr. Havner earned a Bachelor of Arts degree in Economics from the University of California, Los Angeles.

Harvey Lenkin, age 67, became President and a director of the Company in November 1991. Mr. Lenkin has been employed by the Company for 26 years. He has been a director of PSB since March 1998 and was President of PSB from 1990 until March 1998. He is a director of Paladin Realty Income Properties I, Inc. and a member of the Board of Governors of the National Association of Real Estate Investment Trusts, Inc. (NAREIT).

John Reyes, age 43, a certified public accountant, joined the Company in 1990 and was Controller of the Company from 1992 until December 1996 when he became Chief Financial Officer. He became a Vice President of the Company in November 1995 and a Senior Vice President of the Company in December 1996. From 1983 to 1990, Mr. Reyes was employed by Ernst & Young.

John S. Baumann, age 43, became Senior Vice President and Chief Legal Officer of the Company in June 2003. From 1998 to 2002, Mr. Baumann was Senior Vice President and General Counsel of Syncor International Corporation, an international high technology health care services company. From 1995 to 1998, he was Associate General Counsel of KPMG LLP, an international accounting, tax and consulting firm.

PART II

ITEM 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

a. Market Price of the Registrant's Common Equity:

The Common Stock (NYSE:PSA) has been listed on the New York Stock Exchange since October 19, 1984 and on the Pacific Exchange since December 26, 1996. The Depositary Shares each representing 1/1,000 of a share of Equity Stock, Series A (NYSE:PSAA) (see section d. below) have been listed on the New York Stock Exchange since February 14, 2000.

The following table sets forth the high and low sales prices of the Common Stock on the New York Stock Exchange composite tapes for the applicable periods.

Year	Quarter	Range	
		High	Low
2002	1st	$ 38.400	$ 33.190
	2nd	39.290	34.950
	3rd	37.900	29.000
	4th	32.530	27.980
2003	1st	$ 33.600	$ 28.250
	2nd	36.200	28.250
	3rd	39.250	33.710
	4th	45.810	39.150

The following table sets forth the high and low sales prices of the Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A on the New York Stock Exchange composite tapes for the applicable periods.

Year	Quarter	Range	
		High	Low
2002	1st	$ 28.250	$ 26.650
	2nd	28.400	27.160
	3rd	28.180	25.700
	4th	27.700	26.050
2003	1st	$ 28.100	$ 26.480
	2nd	28.900	26.870
	3rd	29.120	27.300
	4th	29.950	28.000

As of March 8, 2004, there were approximately 19,581 holders of record of the Common Stock and approximately 12,304 holders of the Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A.

b. Dividends

We have paid quarterly distributions to our shareholders since 1981, our first full year of operations. Overall distributions on Common Stock for 2003 amounted to $225.9 million or $1.80 per share.

Holders of Common Stock are entitled to receive distributions when and if declared by the Company's Board of Directors out of any funds legally available for that purpose. We are required to distribute at least 90% of our net taxable ordinary income prior to the filing of the Company's tax return and 85%, subject to certain adjustments, during the calendar year, to maintain our REIT status for Federal income tax purposes. It is our intention to pay distributions of not less than this required amount.

For Federal income tax purposes, distributions to shareholders are treated as ordinary income, capital gains, return of capital or a combination thereof. For 2003, the dividends paid to the common shareholders ($1.80 per share), on all the various classes of preferred stock, and on our Equity Stock, Series A were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	99.72%	99.26%	99.98%	100.00%
Pre-May 6th Long-term Capital Gain	0.28%	0.74%	0.02%	0.00%
Total	100.00%	100.00%	100.00%	100.00%

A percentage of the long-term capital gain is unrecaptured Section 1250 gain for the first, second and third quarters of 2003 as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Unrecaptured §1250 Gain	57.33%	96.36%	100.00%	0.00%

For the corporate shareholders a portion of the long-term capital gain is required to be recaptured as ordinary income. For the first, second and third quarters for 2003 the percentages are as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
IRC §291 Recapture	11.47%	19.27%	20.00%	0.00%

The Jobs and Growth Tax Relief Reconciliation Act of 2003 introduced a new rule that reduces the tax rate for "qualified dividend income." Generally, qualified dividend income is dividend income received from a corporation that has been taxed on the dividends distributed to its shareholders. Public Storage, Inc, as a real estate investment trust ("REIT"), is generally not taxed on dividends it distributes annually to its shareholders, and therefore the dividends shareholders receive are not qualified dividend income subject to the new lower rates.

During 2002, the dividends paid to the common shareholders ($1.80 per share), on all the various classes of preferred stock, and on our Equity Stock, Series A were characterized as 100% ordinary income.

For 2001, the dividends paid to the common shareholders ($1.69 per share), on all the various classes of preferred stock and on Equity Stock, Series A were characterized as ordinary income and long-term capital gain. The quarterly breakdown is as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	96.60%	99.67%	100.00%	100.00%
Long-term Capital Gain	3.40%	0.33%	0.00%	0.00%
Total	100.00%	100.00%	100.00%	100.00%

c. Equity Stock

The Company is authorized to issue 200,000,000 shares of Equity Stock. The Articles of Incorporation provide that the Equity Stock may be issued from time to time in one or more series and gives the Board of Directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Stock.

In April 2001, the Company completed a public offering of 2,210,500 depositary shares each representing 1/1,000 of a share of Equity Stock, Series A, ("Equity Stock A") raising net proceeds of approximately $51,836,000. In May 2001, the Company completed a direct placement of 830,000 depositary shares, raising net proceeds of approximately $20,294,000. In November 2001, the Company completed a direct placement of 100,000 depositary shares, raising net proceeds of approximately $2,690,000. In January 2000, the Company issued 4,300,555 depositary shares (2,200,555 shares as part of a special distribution declared on November 15, 1999 and 2,100,000 shares in a separate public offering). In addition, in the second quarter of 2000, the Company issued 52,547 depositary shares to a related party in connection with the acquisition of real estate facilities. In December 2000, the Company issued 1,282,500 depositary shares in a public offering. All of the issuances of the depositary shares described in this paragraph were registered under the Securities Act at the time of issuance.

At December 31, 2003, we had 8,776,102 depositary shares outstanding, each representing 1/1,000 of a share of Equity Stock A. The Equity Stock A ranks on a parity with common stock and junior to the Senior Preferred Stock with respect to distributions and liquidation and has a liquidation amount which cannot exceed $24.50 per share. Distributions with respect to each depositary share shall be the lesser of: a) five times the per share dividend on the Common Stock or b) $2.45 per annum. Except in order to preserve the Company's federal income tax status as a REIT, we may not redeem the depositary shares before March 31, 2010. On or after March 31, 2010, we may, at our option, redeem the depositary shares at $24.50 per depositary share. If the Company fails to preserve its Federal income tax status as a REIT, each depositary share will be convertible into 0.956 shares of our common stock. The depositary shares are otherwise not convertible into common stock. Holders of depositary shares vote as a single class with our holders of common stock on shareholder matters, but the depositary shares have the equivalent of one-tenth of a vote per depositary share. We have no obligation to pay distributions on the depositary shares if no distributions are paid to common shareholders.

In June 1997, we contributed $22,500,000 (225,000 shares) of equity stock, now designated as Equity Stock, Series AA ("Equity Stock AA") to a partnership in which we are the general partner. As a result of this contribution, we obtained a controlling interest in the partnership and began to consolidate the accounts of the partnership and therefore the equity stock is eliminated in consolidation. The Equity Stock AA ranks on a parity with Common Stock and junior to the Senior Preferred Stock with respect to general preference rights and has a liquidation amount of ten times the amount paid to each Common Share up to a maximum of $100 per share. Quarterly distributions per share on the Equity Stock AA are equal to the lesser of (i) 10 times the amount paid per Common Stock or (ii) $2.20. We have no obligation to pay distributions if no distributions are paid to common shareholders.

In November 1999, we sold $100,000,000 (4,289,544 shares) of Equity Stock, Series AAA ("Equity Stock AAA") to a newly formed joint venture. We control the joint venture and consolidate the accounts of the joint venture, and accordingly the Equity Stock AAA is eliminated in consolidation. The Equity Stock AAA ranks on a parity with common stock and junior to the Senior Preferred Stock (as defined below) with respect to general preference rights, and has a liquidation amount equal to 120% of the amount distributed to each common share. Annual distributions per share are equal to the lesser of (i) five times the amount paid per common share or (ii) $2.1564. We have no obligation to pay distributions if no distributions are paid to common shareholders.

ITEM 6. **Selected Financial Data**

	For the year ended December 31,				
	2003(1)	2002(1)	2001(1)	2000 (1)	1999 (1)
	(Amounts in thousands, except per share data)				
Revenues:					
Rental income and tenant reinsurance premiums	$866,443	$822,897	$760,309	$690,845	$622,299
Interest and other income	8,628	8,661	14,225	18,836	16,700
	875,071	831,558	774,534	709,681	638,999
Expenses:					
Cost of operations	318,498	287,144	257,244	241,669	211,847
Depreciation and amortization	185,775	177,978	164,914	147,473	136,663
General and administrative	17,127	15,619	21,038	21,306	12,491
Interest expense	1,121	3,809	3,227	3,293	7,971
	522,521	484,550	446,423	413,741	368,972
Income before equity in earnings of real estate entities, minority interest, discontinued operations and gain (loss) on disposition of real estate investments	352,550	347,008	328,111	295,940	270,027
Equity in earnings of real estate entities	24,966	29,888	38,542	39,319	32,183
Minority interest in income	(43,703)	(44,087)	(46,015)	(38,356)	(16,006)
Net income before discontinued operations and gain on disposition of real estate	333,813	332,809	320,638	296,903	286,204
Discontinued operations (2)	1,833	(11,530)	(521)	(391)	(473)
Gain/(loss) on disposition of real estate investments	1,007	(2,541)	4,091	576	2,154
Net income	$336,653	$318,738	$324,208	$297,088	$287,885
Per Common Share:					
Distributions	$1.80	$1.80	$1.69	$1.48	$1.52
Net income – Basic	$1.29	$1.15	$1.41	$1.41	$1.53
Net income – Diluted	$1.28	$1.14	$1.39	$1.41	$1.52
Weighted average common shares – Basic	125,181	123,005	122,310	131,566	126,308
Weighted average common shares – Diluted	126,517	124,571	123,577	131,657	126,669
Balance Sheet Data:					
Total assets	$4,968,069	$4,843,662	$4,625,879	$4,513,941	$4,214,385
Total debt	$76,030	$115,867	$168,552	$156,003	$167,338
Minority interest (other partnership interests)	$141,137	$154,499	$169,601	$167,918	$186,600
Minority interest (preferred partnership interests)	$285,000	$285,000	$285,000	$365,000	-
Shareholders' equity	$4,219,799	$4,158,969	$3,909,583	$3,724,117	$3,689,100
Other Data:					
Net cash provided by operating activities	$594,430	$588,961	$538,534	$525,775	$463,292
Net cash used in investing activities	$(228,176)	$(323,464)	$(306,058)	$(465,464)	$(452,209)
Net cash provided used in financing activities	$(264,545)	$(211,720)	$(272,596)	$(25,969)	$(7,183)

(1) During 2003, 2002, 2001, 2000, and 1999, we completed several significant business combinations and equity transactions. See Notes 3, 9, and 10 to the Company's consolidated financial statements.

(2) During the years ended December 31, 2002 and 2003, the Company adopted a business plan that included the closure of certain non-strategic containerized storage facilities. Also, during 2002 we sold one of our commercial facilities and during 2003 we sold five miniwarehouse facilities. The historical operations of these facilities are classified as discontinued operations, with the rental income, cost of operations, depreciation expense and gain or loss on disposition of these facilities for current and prior periods included in the line-item "Discontinued Operations" on the consolidated income statement.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto.

Forward Looking Statements: When used within this document, the words "expects," "believes," "anticipates," "should," "estimates," and similar expressions are intended to identify "forward-looking statements" within the meaning of that term in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21F of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results and performance of the Company to be materially different from those expressed or implied in the forward looking statements. Such factors are described in Item 1A, "Risk Factors" and include changes in general economic conditions and in the markets in which the Company operates and the impact of competition from new and existing storage and commercial facilities and other storage alternatives, which could impact rents and occupancy levels at the Company's facilities; difficulties in the Company's ability to evaluate, finance and integrate acquired and developed properties into the Company's existing operations and to fill up those properties, which could adversely affect the Company's profitability; the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing Real Estate Investment Trusts, which could increase the Company's expense and reduce the Company's cash available for distribution; consumers' failure to accept the containerized storage concept which would reduce the Company's profitability; difficulties in raising capital at reasonable rates, which would impede the Company's ability to grow; delays in the development process, which could adversely affect the Company's profitability; and economic uncertainty due to the impact of war or terrorism could adversely affect our business plan. We disclaim any obligation to publicly release the results of any revisions to these forward-looking statements reflecting new estimates, events or circumstances after the date of this report.

Critical Accounting Policies

Qualification as a REIT – Income Tax Expense: We believe that we have been organized and operated, and we intend to continue to operate, as a qualifying Real Estate Investment Trust ("REIT") under the Internal Revenue Code and applicable state laws. A qualifying REIT generally does not pay corporate level income taxes on its taxable income that is distributed to its shareholders, and accordingly, we do not pay or record as an expense income tax on the share of our taxable income that is distributed to shareholders.

Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot provide any assurance that we actually have satisfied or will satisfy the requirements for taxation as a REIT for any particular taxable year. For any taxable year that we fail or have failed to qualify as a REIT and applicable relief provisions did not apply, we would be taxed at the regular corporate rates on all of our taxable income, whether or not we made or make any distributions to our shareholders. Any resulting requirement to pay corporate income tax, including any applicable penalties or interest, could have a material adverse impact on our financial condition or results of operations. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. There can be no assurance that we would be entitled to any statutory relief.

Impairment of Long-Lived Assets: Substantially all of our assets consist of long-lived assets, including real estate assets, associated with the containerized storage business, goodwill, and other intangible assets. We evaluate our goodwill for impairment on an annual basis, and on a quarterly basis evaluate other long-lived assets for impairment. As described in Note 2 to the consolidated financial statements, the evaluation of goodwill for impairment entails valuation of the reporting unit to which goodwill is allocated, which involves significant judgment in the area of projecting earnings and determining appropriate price-earnings multiples and discount rates. In addition, the evaluation of other long-lived assets for impairment requires determining whether indicators of impairment exist, which is a subjective process. When any indicators of impairment are found, the evaluation of such long-lived assets then entails projections of future operating cash flows, which also involves significant judgment. We identified one such impairment to our real estate facilities during 2003, and recorded impairment charges with respect to the containerized storage facilities (see Note 4). No additional impairments were noted at

December 31, 2003. Future events, or facts and circumstances that currently exist that we have not yet identified, could cause us to conclude in the future that other long-lived assets are impaired. Any resulting impairment charge could have a material adverse impact on our financial condition and results of operations.

Estimated Useful Lives of Long-Lived Assets: Substantially all of our assets consist of depreciable, long-lived assets. We record depreciation expense with respect to these assets based upon their estimated useful lives. Any change in the estimated useful lives of those assets, caused by functional or economic obsolescence or other factors, could have a material adverse impact on our financial condition or results of operations.

Estimated Level of Retained Risk Liabilities: As described in Notes 2 and 16 to the consolidated financial statements, we retain certain risks with respect to property perils, legal liability, and other such risks. In connection with our retention of these risks, we accrue losses based upon our estimated level of losses incurred using certain actuarial assumptions followed in the insurance industry and based upon our experience. While we believe that the amounts of the accrued losses are adequate, the ultimate liability may be in excess of or less than the amounts provided.

Accruals for Contingencies: We are exposed to business and legal liability risks with respect to events that have occurred, but in accordance with accounting principles generally accepted in the United States, we have not accrued for such potential liabilities because the loss is either not probable or not estimable or because we are not aware of the event. Future events and the result of pending litigation could result in such potential losses becoming probable and estimable, which could have a material adverse impact on our financial condition or results of operations. Some of these potential losses, which we are aware of, are described in Note 16 to the consolidated financial statements.

Accruals for Operating Expenses: We accrue for property tax expense and other operating expenses based upon estimates and historical trends and current and anticipated local and state government rules and regulations. If these estimates and assumptions are incorrect, our expenses could be misstated.

Overview

The self-storage industry is highly fragmented and is composed predominantly of numerous local and regional operators. Competition in the markets in which we operate is significant and has increased over the past several years due to additional development of self-storage facilities. We believe that the increase in competition has had a negative impact to our occupancy levels and rental rates in many markets. However, we believe that we possess several distinguishing characteristics that enable us to compete effectively with other owners and operators.

We are the largest owner and operator of self-storage facilities in the United States with direct and indirect ownership interests as of December 31, 2003 in 1,410 self-storage facilities containing approximately 85.2 million net rentable square feet. All of our facilities are operated under the "Public Storage" brand name, which we believe is the most recognized and established name in the self-storage industry. Located in the major metropolitan markets of 37 states, our self-storage facilities are geographically diverse, giving us national recognition and prominence. This concentration establishes us as one of the dominant providers of storage space in most markets in which we operate and enables us to use a variety of promotional activities, such as television advertising as well as targeted discounting and referrals, which are generally not economically viable to most of our competitors. In addition, we believe that the geographic diversity of the portfolio reduces the impact from regional economic downturns and provides a greater degree of revenue stability.

We will continue to focus our growth strategies on: (i) improving the operating performance of our existing self-storage properties, (ii) increasing our ownership of self-storage facilities through development and acquisitions, (iii) improving the operating performance of our containerized storage business, and (iv) participating in the growth of PS Business Parks, Inc. ("PSB"). Major elements of these strategies are as follows:

- We will focus on enhancing the operating performance of our self-storage properties, primarily through increases in revenues achieved through the telephone reservation center and associated marketing efforts. During 2002, the Consistent Group of facilities exhibited reductions in rental income and net operating income before depreciation of 3.3% and 5.7%, respectively. During 2003, while revenues increased 2.1%, net operating income before depreciation decreased 1.8% due to a 10.6% increase in operating expenses. We believe that these trends in 2003 and 2002 were attributable to the impact of changes in our marketing strategy as well as to general economic conditions. See "Self-Storage Operations – Consistent Group of Facilities" for further discussion. We expect future increases in rental income to come from increases in occupancy and increases in realized rent, although there can be no assurance.

- We will continue to develop new self-storage locations, though at a lower level than occurred in previous years. During the five years ending December 31, 2003, the Company and the Consolidated Development Joint Venture developed and opened a total of 80 storage facilities at a cost of approximately $534.6 million. In 2003, we opened 14 facilities with an aggregate cost of $107,126,000. At December 31, 2003, we have a development pipeline which includes 13 self-storage facilities that are expected to cost an aggregate of $95.5 million, which we expect will open over the next 12-24 months.

- We will look to expand and further invest into our existing self-storage locations. During 2002 and 2003, we closed 31 containerized storage facilities of which 19 were facilities that combine industrial space previously used by the containerized storage operations with traditional self-storage space. These facilities offer the opportunity to build out additional traditional self-storage space at a low cost. We have added 208,000 net rentable square feet of traditional self-storage space in connection with converting 5 of these facilities for an aggregate cost of $5,569,000 in 2003, and at December 31, 2003 have 13 additional conversions in process with 779,000 net rentable square feet of self-storage space at a cost of $25,515,000. In addition to these conversions of space, we have 12 expansions of existing self-storage facilities in our pipeline, with an estimated cost of $35,354,000.

- We will acquire facilities from third parties. This activity has not contributed significantly to our growth over the past three years, as we have acquired only 10 self-storage facilities from third parties. We believe that our national telephone reservation system and marketing organization present an opportunity for increased revenues through higher occupancies of the properties acquired from third parties, as well as cost efficiencies through greater critical mass.

- We will attempt to continue to acquire self-storage facilities from affiliates or interests in affiliated entities that own self-storage facilities which we manage, as they become available from time to time. The pool of such available acquisitions has continued to decrease as we have acquired such remaining interests over the last several years.

- We will continue to focus on improving the containerized storage operations. Over the last three years, we have developed facilities that combine containerized storage and traditional self-storage. These facilities have replaced facilities previously leased from third parties, thereby reducing third-party lease expense. During 2002 and 2003, we closed a total of 31 facilities which were deemed to be non-strategic to the Company's business plan. We continue to evaluate the optimum level of containerized facility operations in each market in which we operate and may close additional facilities during 2004. In addition, we continue to refine the operating model of the containerized storage business.

- Through our investment in PSB, we will continue to participate in the growth of this company's investment in approximately 18.3 million net rentable square feet of commercial space at December 31, 2003.

Net income: Net income for 2003 was $336,653,000 compared to $318,738,000 for 2002, representing an increase of $17,915,000 or 5.6%. This increase in net income is primarily a result of an increase in the operations of our newly developed and expansion self-storage facilities, reduced losses from discontinued containerized storage operations, improved operations of our continuing containerized storage business, a net gain from the sale of real estate assets versus a net loss recorded in 2002 and lower interest expense resulting primarily from lower average debt balances. The effect of these increases were partially offset by a reduction in our Consistent Group operating results (as discussed below), increased depreciation expense resulting primarily from new property additions, and a decrease in equity in earnings of real estate entities. The decrease in equity in earnings of real estate entities is primarily due to a reduction in our pro-rata share of the earnings of PS Business Parks, Inc. ("PSB") caused by the impact of gains on sale of real estate and asset impairment charges during 2003 and 2002.

Net income was $318,738,000 for 2002 compared to $324,208,000 for 2001, representing a decrease of $5,470,000 or 1.7%. The decrease in net income was caused primarily by a decrease in the operating results of our Consistent Group of self-storage properties, increased depreciation expense resulting primarily from new property additions, and charges relating to the closure of several containerized storage facilities. The impact of these items was partially offset by increased earnings generated by the acquisition of additional real estate investments during 2001 and 2002, the earnings generated by the tenant reinsurance business that was acquired at the end of 2001, reduced general and administrative expense, and a decrease in income allocated to minority interests.

Allocations of Income among Shareholders: In computing the net income allocable to common shareholders for each period, we have deducted from net income i) distributions paid to the holders of the Equity Stock, Series A totaling $21,501,000 in 2003, $21,501,000 in 2002, and $19,455,000 in 2001, ii) distributions paid to our preferred shareholders totaling $146,196,000 in 2003, $148,926,000 in 2002, and $117,979,000 in 2001, and iii) amounts allocated to preferred shareholders in connection with preferred stock redemption activities as described below, totaling $7,120,000 in 2003, $6,888,000 in 2002 and $14,835,000 in 2001.

In July, 2003, the Securities and Exchange Commission clarified an accounting standard ("EITF Topic D-42"), which we implemented in 2003, with restatements for 2002 and 2001 to conform to the 2003 presentation. EITF Topic D-42 requires that the original issuance costs of redeemed preferred stock (in the case of the Company, approximately 3.2% of the liquidation preference, representing the underwriting discount and other issuance costs) as an additional allocation of income to the preferred shareholders, in determining the allocation of income to the common shareholders and earnings per share. For the years ended December 31, 2003, 2002, and 2001, such original issuance costs and resultant allocations of income to the preferred shareholders total $7,120,000, $6,888,000, and $14,835,000, respectively.

In the first quarter of 2004, we called for redemption our Series L Cumulative Preferred stock and, accordingly, an additional allocation of income to the preferred shareholders will be recorded of approximately $3,723,000 in the first quarter of 2004. Future allocations of income pursuant to EITF Topic D-42 will depend upon how much preferred stock we redeem and the original issuance costs.

Net income per share: Net income was $1.28 per common share, on a diluted basis, for 2003 compared to $1.14 per common share for 2002. This increase was attributable to the factors denoted above with respect to net income and a reduction in income allocated to preferred shareholders described above, partially offset by an increase in diluted shares outstanding from 124,571,000 in 2002 to 126,517,000 in 2003. The increase in shares outstanding was due to the exercise of employee stock options and the issuance of common shares in connection with the acquisition of partnership interests.

Net income was $1.14 per common share, on a diluted basis, for 2002 compared to $1.39 per common share for 2001. In addition to those factors denoted above with respect to the reduction in net income in 2002, net income per share, on a diluted basis, decreased due to an increase in net income allocated to holders of the Equity Stock, Series A, an increase in net income allocated to preferred shareholders with respect to distributions paid as described above, and an increase in weighted average diluted common shares outstanding. These factors were offset partially by a decrease in income allocated to preferred shareholders, in accordance with the SEC Observer's clarification of EITF Topic D-42 (described above), from $14,835,000 in 2001 to $6,888,000 in 2002, which was due to a lower level of preferred stock redemptions in 2002 as compared to 2001. Diluted weighted average common equivalent shares outstanding totaled 124,571,000 for 2002 compared to 123,577,000 for 2001.

Included in the distributions paid to our preferred shareholders during the year ended December 31, 2003, is approximately $3,087,000 paid to our Series W and Series X Preferred shareholders. These two series of preferred stock were issued during the fourth quarter of 2003, raising aggregate gross proceeds of approximately $252.5 million. Our intended use of the net proceeds from these issuances is to fund the redemption of two series of preferred stock (our Series K and Series L) that occurred during the first quarter of 2004. In the interim, the net proceeds from these issuances earned nominal interest income relative to the corresponding dividend requirement. This difference resulted in an estimated reduction to earnings per common share of approximately $0.02 per share (on a diluted basis) during the year ended December 31, 2003.

During the first quarter 2004, we issued approximately $152.5 million of additional preferred stock in two separate transactions. The net proceeds from these issuances will be used primarily to redeem approximately $86.0 million of higher rate preferred stock during the third quarter of 2004. In the interim, the net proceeds from these issuances are expected to earn nominal interest income relative to the corresponding divided requirement. This difference will result in an estimated reduction to earnings per common share. In addition, we may issued up to $400 million of additional preferred stock during 2004, raising the necessary funds to redeem additional high rate preferred stock during the first quarter of 2005. These issuances similarly will have a negative impact on earnings per share until the proceeds are utilized.

Real Estate Operations

Self-Storage Operations: Our self-storage operations are by far the largest component of our operating activities, representing approximately 91% of our revenues generated during 2003. Rental income with respect to our self-storage operations has grown from $719,765,000 in 2001 to $761,446,000 in 2002, representing an increase of 5.8%. In 2003, rental income grew to $798,584,000, representing an increase of 4.9% over 2002. The year over year improvements in rental income include changes in the performance of those properties that we owned throughout the three year period and the increase in the number of properties in our portfolio either through our acquisition or development activities.

At the end of 2000, we had a total of 1,240 self-storage facilities included in our consolidated financial statements. Since that time we have increased the net number of self-storage facilities by 134 facilities (2001 - 22 facilities, 2002 - 103 facilities and 2003 - 9 facilities). We sold five facilities in 2003, and their revenues, cost of operations, depreciation expense and net gain on sales for all periods presented are reported as "Discontinued Operations" on the consolidated income statement. To enhance year-over-year comparisons, the following table summarizes, and the ensuing discussion describes, the self-storage operating results.

Self - storage operations summary:	Year Ended December 31,			Year Ended December 31,		
	2003	2002	Percentage Change	2002	2001	Percentage Change
	(Dollar amounts in thousands)					
Rental income (a):						
Consistent Group (b)	$672,125	$658,140	2.1%	$658,140	$680,683	(3.3)%
Acquired Facilities (c)	65,289	57,704	13.1%	57,704	3,518	1540.3%
Expansion Facilities (d)	21,729	20,479	6.1%	20,479	20,694	(1.0)%
Developed Facilities (e)	39,441	25,123	57.0%	25,123	14,870	69.0%
Total rental income	798,584	761,446	4.9%	761,446	719,765	5.8%
Cost of operations:						
Consistent Group	232,788	210,526	10.6%	210,526	206,032	2.2%
Acquired Facilities	20,668	17,390	18.8%	17,390	3,221	439.9%
Expansion Facilities	8,623	8,342	3.4%	8,342	9,537	(12.5)%
Developed Facilities	18,826	13,957	34.9%	13,957	9,652	44.6%
Total cost of operations	280,905	250,215	12.3%	250,215	228,442	9.5%
Net operating income before depreciation:						
Consistent Group	439,337	447,614	(1.8)%	447,614	474,651	(5.7)%
Acquired Facilities	44,621	40,314	10.7%	40,314	297	13473.7%
Expansion Facilities	13,106	12,137	8.0%	12,137	11,157	8.8%
Developed Facilities	20,615	11,166	84.6%	11,166	5,218	114.0%
Total net operating income before depreciation	517,679	511,231	1.3%	511,231	491,323	4.1%
Depreciation	(176,929)	(170,887)	3.5%	(170,887)	(157,953)	8.2%
Operating income	$340,750	$340,344	0.1%	$340,344	$333,370	2.1%
Number of self-storage facilities (at end of period)	1,374	1,362	0.9%	1,362	1,259	8.2%
Net rentable square feet (in thousands, at end of period):	83,013	82,019	1.2%	82,019	76,115	7.8%

(a) Rental income includes late charges, administrative fees and lien fees and is net of promotional discounts given. Rental income does not include retail sales or truck rental income generated at the facilities.

(b) The Consistent Group includes 1,164 facilities containing 67,666,000 net rentable square feet that were owned throughout the three years ended December 31, 2003, and operated at a mature, stabilized occupancy level throughout the periods presented.

(c) The Acquired Facilities includes 95 facilities containing 5,642,000 net rentable square feet. These facilities were acquired in the three-year period ending December 31, 2002. Substantially all of these facilities were mature, stabilized facilities at the time of their acquisition.

(d) The Expansion Facilities include 35 facilities containing 3,807,000 net rentable square feet (of which 823,000 square feet is industrial space developed for containerized storage activities). These facilities were owned for the entire three year period ending December 31, 2003, however, year over year operating results are not comparable throughout the periods presented due primarily to expansions in their net rentable square footage or their conversion into facilities used by our containerized storage operations. Such construction activities can cause a decline in revenue levels, as existing capacity is made unavailable in order to accommodate construction activities. During the four years ended December 31, 2003, we completed construction with respect to these facilities totaling $129.5 million.

(e) The Developed Facilities includes 80 facilities containing 5,898,000 net rentable square feet (of which 712,000 square feet is industrial space for use in containerized storage activities, see "Containerized Storage" and "Discontinued Operations"). These facilities were developed and opened since January 1, 1999 at a total cost of $534.6 million.

Self-Storage Operations - Consistent Group of Facilities

At December 31, 2003, we owned 1,164 self-storage facilities that have operated at a stabilized level of operations throughout the three-year period. The Consistent Group of facilities contains approximately 67,666,000 net rentable square feet, representing approximately 81% of the aggregate net rentable square feet of our self-storage portfolio. Revenues and operating expenses with respect to this group of properties are set forth in the above Self-Storage Operations table under the caption, "Consistent Group." The following table sets forth additional operating data with respect to the Consistent Group of facilities:

CONSISTENT GROUP

	Year Ended December 31,			Year Ended December 31,		
	2003	2002	Percentage Change	2002	2001	Percentage Change
	(Dollar amounts in thousands, except rents per square foot)					
Base rental income	$691,606	$654,693	5.6%	$654,693	$662,565	(1.2)%
Promotional discounts	(46,562)	(18,423)	152.7%	(18,423)	(4,998)	268.6%
Adjusted base rental income	645,044	636,270	1.4%	636,270	657,567	(3.2)%
Late charges and administrative fees collected	27,081	21,870	23.8%	21,870	23,116	(5.4)%
Total rental income	672,125	658,140	2.1%	658,140	680,683	(3.3)%
Cost of operations:						
Property taxes	63,627	60,630	4.9%	60,630	58,604	3.5%
Direct property payroll	57,604	51,085	12.8%	51,085	47,717	7.1%
Cost of managing facilities	21,186	19,542	8.4%	19,542	18,053	8.2%
Advertising and promotion	19,544	18,208	7.3%	18,208	19,100	(4.7)%
Utilities	16,110	15,497	4.0%	15,497	15,773	(1.7)%
Repairs and maintenance	19,331	15,340	26.0%	15,340	17,192	(10.8)%
Telephone reservation center	9,987	9,172	8.9%	9,172	9,914	(7.5)%
Property insurance	7,990	5,649	41.4%	5,649	5,542	1.9%
Other	17,409	15,403	13.0%	15,403	14,137	9.0%
Total cost of operations	232,788	210,526	10.6%	210,526	206,032	2.2%
Net operating income before depreciation	439,337	447,614	(1.8)%	447,614	474,651	(5.7)%
Depreciation	(145,457)	(142,710)	1.9%	(142,710)	(142,773)	-
Operating income	$293,880	$304,904	(3.6)%	$304,904	$331,878	(8.1)%
Gross margin (before depreciation)	65.4%	68.0%	(3.8)%	68.0%	69.7%	(2.4)%
Weighted average for the fiscal year:						
Square foot occupancy (a)	89.1%	85.2%	4.6%	85.2%	88.9%	(4.2)%
Realized annual rent per occupied square foot (b)	$10.70	$11.04	(3.1)%	$11.04	$10.93	1.0%
REVPAR (c)	$9.53	$9.40	1.4%	$9.40	$9.72	(3.3)%
Weighted average at December 31:						
Square foot occupancy	89.5%	84.3%	6.2%	84.3%	85.2%	(1.1)%
In place annual rent per occupied square foot (d)	$11.69	$11.64	0.4%	$11.64	$11.76	(1.0)%
Posted annual rent per square foot (e)	$12.34	$11.65	5.9%	$11.65	$13.33	(12.6)%
Total net rentable square feet (in thousands)	67,666	67,666	-	67,666	67,666	-

(a) Square foot occupancies represent weighted average occupancy levels over the entire fiscal year.

(b) Realized annual rent per occupied square foot is computed by dividing adjusted base rental income by the weighted average occupied square footage for the year. Realized rents per square foot take into consideration promotional discounts, bad debt costs, credit card fees and other costs which reduce rental income from the contractual amounts due.

(c) Annualized revenue per available square foot ("REVPAR") represents adjusted base rental income divided by total available net rentable square feet.

(d) In place annual rent per occupied square foot represents contractual rents per occupied square foot without reductions for promotional discounts.

(e) Posted annual rent per square foot represents the rents charged to new tenants prior to any promotional discounts.

As indicated in the table above, rental income for our Consistent Group decreased 3.3% in 2002 as compared to 2001. This decrease was primarily due to a 4.2% reduction in the weighted average occupancy in 2002 compared to 2001 partially offset by an increase in realized annualized rent per square foot of 1.0%. We believe that the reduction in occupancy during 2002 was primarily due to a change in our marketing strategy during 2001.

Historically, our marketing strategy was to offer a variety of promotional discounts and to conservatively price our space to attract new tenants. During 2000, the Consistent Group's occupancy levels averaged 91.0%. This relatively high occupancy level was attained and sustained through a variety of promotional activities offering new tenants move-in promotional discounts aggregating $17.4 million in 2000. This annual level of discounts was consistent with those given in years prior to 2000.

In 2001, we changed our marketing strategy and began to aggressively increase rental rates and reduce the amount of promotional discounts offered to new tenants. We believed that this strategy had the benefit of significantly increasing our rental income, with the potential risk of lowering occupancy levels. During the first nine months of 2001, this strategy significantly enhanced the growth in our rental income. The downside to our more aggressive strategy was that our average occupancy levels during the first nine months of 2001 were approximately 2.1% below the level experienced during the same period in 2000. We believed that the decrease in occupancy levels was a manageable reduction and was more than offset by the increase in rental income attained through higher rental rates and less promotional discounting.

During the fourth quarter of 2001, there was a rapid decline in our occupancy levels. This reduction coincided with a reduction in call volume into our national telephone reservation center that we believe was attributable to the absence of any significant promotional discounts offered to tenants as well as to general economic conditions. In addition, during this time frame we also experienced unusually high levels of move-out activity. .

Although we were very pleased with the rental growth experienced in fiscal 2001, we were very concerned about the sudden and rapid decline in our occupancy levels experienced in the fourth quarter of 2001 and continued into fiscal 2002. During the first quarter of 2002, we reversed this strategy, and significantly reduced rental rates charged to new incoming tenants and began a national television advertising campaign that offered a significant promotional discount to new move-ins. The campaign resulted in increased move-in activity during April and May 2002 compared to the same period in the prior year and helped us improve occupancy levels. May through July are seasonally high rental activity months, accordingly, in the middle of May we terminated the advertising campaign and discontinued promotional discounts. Unfortunately, we underestimated the weakness in demand and in the absence of significant promotional discounts, rental activity during June and July 2002 decreased as compared to the same periods in 2001. Consequently, our average occupancy levels for the Consistent Group of facilities again began to decline relative to the occupancies experienced in 2001.

Beginning in mid-August 2002, we reinstated a promotional discount program and advertised on television in selected markets in an effort to enhance move-in activity and improve occupancy levels. As a result, occupancy levels began to improve over the remainder of 2002. At December 31, 2002, our average occupancy was 84.3% as compared to 85.2% at December 31, 2001, and although the reduction was only 1.1% the occupancy level was still well below our expectations.

The programs that we implemented in 2002 to increase the occupancy level came with significant costs. Promotional discounts increased from approximately $4,998,000 in 2001 to $18,423,000 in 2002, resulting in a negative impact to our rental income. While occupancy was improving in the year, our average occupancy levels for 2002 were still 4.2% lower than the average occupancy levels for 2001 and as a result our revenues decreased 3.3% in 2002 as compared to 2001.

During 2003, we continued advertising on television and expanded promotional discounts to new incoming tenants. In addition, during the first half of 2003 we reduced rental rates charged to new incoming tenants in many of our markets to stimulate move-in activity. These actions had a positive impact as our average occupancy level for the Consistent Group was 89.1% for 2003 as compared to 85.2% for 2002, representing an increase of 4.6%.

The increase in the occupancy level during 2003 also came at a significant cost. Promotional discounts totaled $46,562,000 for 2003 as compared to $18,423,000 for 2002, resulting in a significant negative impact to our rental income. In addition, television advertising cost for 2003 was $8,343,000 as compared to $7,788,000 in 2002.

As indicated in the table above, rental income for our Consistent Group increased 2.1% in 2003 as compared to 2002. This increase was primarily due to a 4.6% increase in the weighted average occupancy in 2003 compared to 2002 combined with increased late charge and administrative fees, partially offset by a decrease in realized annualized rent per square foot of 3.1%.

By the end of 2003, we had attained our goal of reestablishing our occupancy levels to historical levels. In addition, the improvement in occupancy levels enabled us to begin to increase rent rates that we charge to new tenants, which as of December 31, 2003 were 5.9% higher than at the same time in 2002. More importantly, throughout 2003 we experienced positive year-over-year trends in the growth of our quarterly REVPAR, resulting in improvements in the growth trends of our rental income. For the Consistent Group during 2003, rental income for the first quarter decreased 2.6%, for the second quarter - increased 2.0%, for the third quarter - increased 3.0% and for the fourth quarter -increased 6.1%, all compared to the same periods in 2002.

The growth in rental income during 2004 will depend on various factors, among which are our ability to stabilize and maintain high occupancy levels, rental rates charged to new and existing tenants, and the level of promotional discounts given to new tenants.

Despite our occupancy gains, our expectations are significantly moderated by our experience that on average approximately 25% to 30% of our new customers will move out within the first 60 to 90 days. Our current occupancy levels have been achieved in large part by the elevated move-in activity experienced over the past three quarters. Our elevated level of move-outs has made it more important to continue to generate a high level of move-ins in order to maintain occupancy levels. We have not been able to demonstrate that we can generate the high level of move-ins necessary to sustain high occupancy levels without the use of media and/or promotional discounts. Accordingly, we expect to remain aggressive with promotional and media programs at least through the first half of 2004 and, as a result, the up front costs of these marketing activities, and the increases in promotional discounts, are expected to continue to adversely impact our rental income .

We are working towards a goal of a high level of sustainable occupancy, characterized by a less volatile tenant base that is not as heavily weighted towards recent move-ins, thereby mitigating the level of move-outs. If we can achieve this goal, it will allow for fewer promotional discounts and a reduction in advertising and other customer acquisition costs. In furtherance of these goals, we are continuously evaluating our call volume, reservation activity, and move-in/move-out rates for each of our markets relative to our marketing activities and rental rates. In addition, we are evaluating market supply and demand factors and based upon these analyses we are continuing to adjust our marketing activities. There can be no assurance that we will achieve our goals.

Total operating expenses for the Consistent Group increased 10.6% for the year ended December 31, 2003 as compared to the same period in 2002. This increase was primarily due to increases in payroll, advertising and promotion, property tax, repairs and maintenance costs and property insurance. Direct property payroll increased 12.8% due primarily to increased incentives paid to and hours worked by property operating personnel. Advertising and promotion increased 7.3% primarily due to an increase in television advertising from $7.8 million during 2002 to $8.3 million in 2003. Repairs and maintenance have increased 17.6% during 2003 as compared to 2002 due to costs to remedy mold issues in several facilities in Southern states, increased snow removal expenses, as well as a general increase in costs to address deferred maintenance at our facilities. Property insurance increased due to an increase in the Company's self-insured portion of its risk.

With respect to our Consistent Group, we expect that the increase in repairs and maintenance expense experienced in 2003 will continue in 2004, as we continue to address maintenance at our facilities and improve their "rent ready" condition and curb appeal. Payroll and property management costs will also continue to increase in 2004, though not at the same growth rate experienced in 2003 due to higher staffing levels and higher compensation. We also expect that property taxes will increase approximately 4%-5% in 2004 as compared to 2003.

The following table sets forth our rental income, cost of television advertising, promotional discounts given, and average occupancies for each of the quarters in 2003, 2002 and 2001:

	For the Quarter Ended				
	March 31	June 30	September 30	December 31	Entire Year
	(amounts in thousands)				
Total rental income:					
2003	$ 161,133	$ 166,584	$ 173,242	$ 171,166	$ 672,125
2002	$ 165,371	$ 163,279	$ 168,176	$ 161,314	$ 658,140
2001	$ 163,421	$ 169,588	$ 175,344	$ 172,330	$ 680,683
Promotional discounts given:					
2003	$ 9,970	$ 12,965	$ 11,844	$ 11,783	$ 46,562
2002	$ 1,024	$ 5,378	$ 4,720	$ 7,301	$ 18,423
2001	$ 2,673	$ 1,868	$ 322	$ 135	$ 4,998
Total cost of operations:					
2003	$ 54,274	$ 58,010	$ 58,867	$ 61,637	$ 232,788
2002	$ 50,062	$ 50,416	$ 52,338	$ 57,710	$ 210,526
2001	$ 50,887	$ 48,337	$ 52,912	$ 53,896	$ 206,032
Television advertising:					
2003	$ 1,503	$ 2,719	$ 3,079	$ 1,042	$ 8,343
2002	$ 540	$ 1,403	$ 1,933	$ 3,912	$ 7,788
2001	$ 0	$ 908	$ 4,309	$ 2,687	$ 7,904
REVPAR:					
2003	$ 9.15	$ 9.45	$ 9.83	$ 9.69	$ 9.53
2002	$ 9.47	$ 9.34	$ 9.61	$ 9.19	$ 9.40
2001	$ 9.31	$ 9.68	$ 10.00	$ 9.88	$ 9.72
Weighted average realized annual rent per occupied square foot:					
2003	$ 10.79	$ 10.61	$ 10.70	$ 10.70	$ 10.70
2002	$ 11.34	$ 10.83	$ 11.21	$ 10.81	$ 11.04
2001	$ 10.58	$ 10.77	$ 11.03	$ 11.37	$ 10.93
Weighted average occupancy levels for the period					
2003	84.8%	89.1%	91.9%	90.6%	89.1%
2002	83.5%	86.3%	85.7%	85.0%	85.2%
2001	88.0%	89.9%	90.7%	86.9%	88.9%

Outlook

With respect to our Consistent Group, we expect that the increase in repairs and maintenance expense experienced in 2003 will continue in 2004, as we continue to address maintenance at our facilities and improve their "rent ready" condition and curb appeal. Payroll and property management costs will also continue to increase in 2004, though not at the same growth rate experienced in 2003 due to higher staffing levels and higher compensation. We also expect that property taxes will increase approximately 4%-5% in 2004 as compared to 2003.

The following table sets forth regional trends in our consistent group of facilities with respect to rental income, cost of operations, net operating income, weighted average occupancy levels, and realized rent per net rentable square foot.

Consistent Group Operating Trends by Region

	Year Ended December 31,			Year Ended December 31,		
	2003	2002	Change	2002	2001	Change
Rental income:	(Dollar amounts in thousands, except rents per square foot)					
Southern California (120 facilities)	$ 113,155	$ 105,972	6.8%	$ 105,972	$ 106,623	(0.6)%
Northern California (108 facilities)	78,193	76,814	1.8%	76,814	81,190	(5.4)%
Texas (140 facilities)	62,389	61,996	0.6%	61,996	64,771	(4.3)%
Florida (108 facilities)	56,842	54,423	4.4%	54,423	56,347	(3.4)%
Illinois (82 facilities)	50,824	52,850	(3.8)%	52,850	55,599	(4.9)%
Georgia (56 facilities)	23,723	23,177	2.4%	23,177	24,317	(4.7)%
All other states (550 facilities)	286,999	282,908	1.4%	282,908	291,836	(3.1)%
Total rental income	672,125	658,140	2.1%	658,140	680,683	(3.3)%
Cost of operations:						
Southern California	26,693	25,358	5.3%	25,358	22,672	11.8%
Northern California	21,021	19,287	9.0%	19,287	18,754	2.8%
Texas	28,960	26,083	11.0%	26,083	25,812	1.0%
Florida	22,334	19,493	14.6%	19,493	20,313	(4.0)%
Illinois	22,114	20,707	6.8%	20,707	19,685	5.2%
Georgia	8,774	7,556	16.1%	7,556	8,210	(8.0)%
All other states	102,892	92,042	11.8%	92,042	90,586	1.6%
Total cost of operations	232,788	210,526	10.6%	210,526	206,032	2.2%
Net operating income before depreciation:						
Southern California	86,462	80,614	7.3%	80,614	83,951	(4.0)%
Northern California	57,172	57,527	(0.6)%	57,527	62,436	(7.9)%
Texas	33,429	35,913	(6.9)%	35,913	38,959	(7.8)%
Florida	34,508	34,930	(1.2)%	34,930	36,034	(3.1)%
Illinois	28,710	32,143	(10.7)%	32,143	35,914	(10.5)%
Georgia	14,949	15,621	(4.3)%	15,621	16,107	(3.0)%
All other states	184,107	190,866	(3.5)%	190,866	201,250	(5.2)%
Total net operating income	$ 439,337	$ 447,614	(1.8)%	$ 447,614	$ 474,651	(5.7)%
Weighted average occupancy:						
Southern California	90.6%	86.8%	4.4%	86.8%	90.7%	(4.3)%
Northern California	89.0%	84.8%	5.0%	84.8%	90.3%	(6.1)%
Texas	89.2%	84.6%	5.4%	84.6%	89.3%	(5.3)%
Florida	90.5%	85.2%	6.2%	85.2%	88.1%	(3.3)%
Illinois	88.1%	84.3%	4.5%	84.3%	90.8%	(7.2)%
Georgia	90.1%	84.3%	6.9%	84.3%	86.4%	(2.4)%
All other states	88.5%	85.2%	3.9%	85.2%	88.2%	(3.4)%
Total weighted average occupancy	89.1%	85.2%	4.6%	85.2%	88.9%	(4.2)%
REVPAR:						
Southern California	$ 14.54	$ 13.66	6.4%	$ 13.66	$ 13.79	(0.9)%
Northern California	12.91	12.72	1.5%	12.72	13.47	(5.6)%
Texas	6.91	6.92	(0.1)%	6.92	7.21	(4.0)%
Florida	8.73	8.41	3.8%	8.41	8.69	(3.2)%
Illinois	9.90	10.37	(4.5)%	10.37	11.03	(6.0)%
Georgia	6.97	6.96	0.1%	6.96	7.32	(4.9)%
All other states	8.78	8.73	0.6%	8.73	8.97	(2.7)%
Total REVPAR:	$ 9.53	$ 9.40	1.4%	$ 9.40	$ 9.72	(3.3)%
Realized annual rent per occupied square foot:						
Southern California	$ 16.05	$ 15.73	2.0%	$ 15.73	$ 15.20	3.5%
Northern California	14.50	15.00	(3.3)%	15.00	14.91	0.6%
Texas	7.75	8.18	(5.3)%	8.18	8.08	1.2%
Florida	9.64	9.87	(2.3)%	9.87	9.86	0.1%
Illinois	11.24	12.31	(8.7)%	12.31	12.15	1.3%
Georgia	7.74	8.25	(6.2)%	8.25	8.48	(2.7)%
All other states	9.92	10.25	(3.2)%	10.25	10.17	0.8%
Total realized rent per square foot:	$ 10.70	$ 11.04	(3.1)%	$ 11.04	$ 10.93	1.0%

Over the past three years, we acquired 95 self-storage facilities containing 5,642,000 net rentable square feet. Substantially all of these facilities were mature, stabilized facilities at the time of their acquisition. The following table summarizes operating data with respect to these facilities.

ACQUIRED FACILITIES

	Year Ended December 31,			Year Ended December 31,		
	2003	2002	Change	2002	2001	Change
			(Dollar amounts in thousands)			
Rental income:						
Self-storage facilities acquired in 2002	$ 60,044	$ 53,497	$ 6,547	$ 53,497	$ -	$ 53,497
Self-storage facilities acquired in 2001	560	445	115	445	143	302
Self-storage facilities acquired in 2000	4,685	3,762	923	3,762	3,375	387
Total rental income	65,289	57,704	7,585	57,704	3,518	54,186
Cost of operations:						
Self-storage facilities acquired in 2002	$ 18,448	$ 15,822	$ 2,626	$ 15,822	$ -	$ 15,822
Self-storage facilities acquired in 2001	200	191	9	191	66	125
Self-storage facilities acquired in 2000	2,020	1,377	643	1,377	3,155	(1,778)
Total cost of operations	20,668	17,390	3,278	17,390	3,221	14,169
Net operating income before depreciation:						
Self-storage facilities acquired in 2002	$ 41,596	$ 37,675	$ 3,921	$ 37,675	$ -	$ 37,675
Self-storage facilities acquired in 2001	360	254	106	254	77	177
Self-storage facilities acquired in 2000	2,665	2,385	280	2,385	220	2,165
Net operating income	44,621	40,314	4,307	40,314	297	40,017
Depreciation	(11,946)	(11,366)	(580)	(11,366)	(2,948)	(8,418)
Operating income (loss)	$ 32,675	$ 28,948	$ 3,727	$ 28,948	$ (2,651)	$ 31,599
Weighted average square foot occupancy during the period:						
Self-storage facilities acquired in 2002	90.0%	85.4%	5.4%	85.4%	-	-
Self-storage facilities acquired in 2001	92.2%	67.4%	36.8%	67.4%	55.8%	20.8%
Self-storage facilities acquired in 2000	84.5%	79.1%	6.8%	79.1%	77.1%	2.6%
	89.5%	84.5%	5.9%	84.5%	74.8%	13.0%
Number of self-storage facilities (at end of period)	95	95	-	95	8	87
Net rentable square feet (in thousands, at end of period)	5,642	5,642	-	5,642	565	5,077
Cumulative acquisition cost (at end of period)	$ 405,684	$ 405,684	$ -	$ 405,684	$ 45,141	$360,543

Rental income and cost of operations for the Acquired Facilities have increased significantly in 2002 as compared to 2001, due to the acquisition of 87 additional properties.

The 2002 acquisitions include 78 properties acquired from affiliated entities, including 47 properties acquired on January 16, 2002 from an affiliated development joint venture and 31 properties acquired on January 1, 2002 in connection with business combinations with two affiliated partnerships (see Note 3 to the consolidated financial statements). The 2002 acquisition also included nine self-storage facilities acquired from third parties for an aggregate of $30,117,000 in cash. The 2001 acquisition includes one facility acquired from a third party for an aggregate cost of $3,503,000.

Similar to our Consistent Group of facilities, the Acquired Facilities have experienced operating difficulties over the last two years. Marketing and promotional strategies, as described above with respect to our Consistent

Group, were employed in 2002, and enhanced marketing strategies were employed in 2003, which affected the operations of these facilities in the same manner they affected the Consistent Group facilities.

Self-Storage Operations - Expansion Facilities

Throughout the three-year period ended December 31, 2003, we expanded 35 self-storage facilities or converted them to facilities that combine both traditional self-storage and containerized storage at the same location. These activities caused a drop in revenue levels, as existing capacity was made unavailable in order to accommodate construction activities. Accordingly, the operating results are not comparable in each of the three years ended December 31, 2003. At December 31, 2003, the weighted average occupancy level was approximately 78.9% as compared to 68.7% one year earlier. The operating results for these facilities are presented in the Self-Storage Operations table above under the caption, "Expansion Facilities."

Depreciation expense with respect to the expansion facilities was $6,031,000 in 2003, $6,188,000 in 2002, and $4,986,000 in 2001. The increases in depreciation expense are due to the opening of the expanded facilities.

These 35 facilities contain approximately 3,807,000 net rentable square feet at December 31, 2002 (which includes the expanded space, and 823,000 square feet of industrial space developed for containerized storage activities – see "Containerized Storage" and "Discontinued Operations"). The aggregate construction costs to complete these expansions totaled approximately $129,543,000 during the four years ended December 31, 2003.

Self-Storage Operations –Developed Facilities

Since January 1, 1999, we have opened 63 newly developed self-storage facilities and 17 facilities that contain both self-storage and containerized storage at the same location ("Combination Facilities"). These newly developed facilities have an aggregate of 5,898,000 net rentable square feet (of which 712,000 net rentable square feet is industrial space developed for containerized storage activities – see "Containerized Storage" and "Discontinued Operations"). Aggregate development cost for these 80 facilities was approximately $534.6 million. The operating results of the self-storage facilities and Combination facilities are reflected in the Self-Storage Operations table under the caption, "Developed Facilities."

The following chart sets forth the operations of the Developed Facilities:

	Year ended December 31,			Year ended December 31,		
	2003	2002	Change	2002	2001	Change
	(Amounts in thousands, except No. of facilities)					
Rental income:						
Self-storage facilities	$ 28,796	$ 18,360	$ 10,436	$ 18,360	$ 11,580	$ 6,780
Combination facilities	10,645	6,763	3,882	6,763	3,290	3,473
Total rental income	39,441	25,123	14,318	25,123	14,870	10,253
Cost of operations:						
Self-storage facilities	13,950	8,921	5,029	8,921	6,590	2,331
Combination facilities	4,876	5,036	(160)	5,036	3,062	1,974
Total cost of operations	18,826	13,957	4,869	13,957	9,652	4,305
Net operating income before depreciation:						
Self-storage facilities	14,846	9,439	5,407	9,439	4,990	4,449
Combination facilities	5,769	1,727	4,042	1,727	228	1,499
Net operating income	20,615	11,166	9,449	11,166	5,218	5,948
Depreciation	(13,495)	(10,623)	(2,872)	(10,623)	(7,246)	(3,377)
Operating income (loss)	$ 7,120	$ 543	$ 6,577	$ 543	$ (2,028)	$ 2,571
Self-storage facilities, at end of period:						
Number of facilities	63	49	14	49	35	14
Net rentable square feet	4,055	3,061	994	3,061	2,154	907
Total development cost	$ 375,908	$ 267,004	$ 108,904	$ 267,004	$ 174,895	$ 92,109
Combination facilities, at end of period:						
Number of facilities	17	17	-	17	15	2
Net rentable square feet (a)	1,844	1,844	-	1,844	1,605	239
Total development cost (a)	$ 158,677	$ 154,177	$ 4,500	$ 154,177	$ 139,325	$ 14,852

(a) Net rentable square feet includes both square feet related to traditional self-storage and the containerized storage operations. In 2003, we converted 166,000 net rentable square feet of containerized storage space previously used by the discontinued containerized storage operations into traditional self-storage space for an aggregate cost of $4,500,000.

The following table summarizes operating data for the 63 newly developed self-storage facilities included in the table above:

DEVELOPED SELF-STORAGE FACILITIES

	Year Ended December 31,			Year Ended December 31,		
	2003	2002	Change	2002	2001	Change
	(Dollar amounts in thousands)					
Rental income (a):						
Self-storage facilities opened in 2003	$ 1,566	$ -	$ 1,566	$ -	$ -	$ -
Self-storage facilities opened in 2002	6,737	1,435	5,302	1,435	-	1,435
Self-storage facilities opened in 2001	6,579	4,474	2,105	4,474	1,608	2,866
Self-storage facilities opened in 2000 and 1999	13,914	12,451	1,463	12,451	9,972	2,479
Total rental income	28,796	18,360	10,436	18,360	11,580	6,780
Cost of operations:						
Self-storage facilities opened in 2003	$ 1,347	$ -	$ 1,347	$ -	$ -	$ -
Self-storage facilities opened in 2002	3,660	1,399	2,261	1,399	-	1,399
Self-storage facilities opened in 2001	3,389	2,667	722	2,667	1,368	1,299
Self-storage facilities opened in 2000 and 1999	5,554	4,855	699	4,855	5,222	(367)
Total cost of operations	13,950	8,921	5,029	8,921	6,590	2,331
Net operating income before depreciation:						
Self-storage facilities opened in 2003	$ 219	$ -	$ 219	$ -	$ -	$ -
Self-storage facilities opened in 2002	3,077	36	3,041	36	-	36
Self-storage facilities opened in 2001	3,190	1,807	1,383	1,807	240	1,567
Self-storage facilities opened in 2000 and 1999	8,360	7,596	764	7,596	4,750	2,846
Net operating income	14,846	9,439	5,407	9,439	4,990	4,449
Depreciation	(9,061)	(7,032)	(2,029)	(7,032)	(4,522)	(2,510)
Operating income	$ 5,785	$ 2,407	$ 3,378	$ 2,407	$ 468	$ 1,939
Weighted average square foot occupancy during the period:						
Self-storage facilities opened in 2003	24.4%	-	-	-	-	-
Self-storage facilities opened in 2002	61.3%	20.6%	197.6%	20.6%	-	-
Self-storage facilities opened in 2001	74.3%	44.0%	68.9%	44.0%	22.2%	98.2%
Self-storage facilities opened in 2000 and 1999	89.3%	78.5%	13.8%	78.5%	61.1%	28.5%
	64.2%	52.3%	22.8%	52.3%	46.7%	12.0%
Number of facilities:						
Self-storage facilities opened in 2003	14	-	14	-	-	-
Self-storage facilities opened in 2002	14	14	-	14	-	14
Self-storage facilities opened in 2001	12	12	-	12	12	-
Self-storage facilities opened in 2000 and 1999	23	23	-	23	23	-
	63	49	14	49	35	14
Cumulative development cost:						
Self-storage facilities opened in 2003	$ 107,126	$ -	$ 107,126	$ -	$ -	$ -
Self-storage facilities opened in 2002	93,887	92,109	1,778	92,109	-	92,109
Self-storage facilities opened in 2001	66,905	66,905	-	66,905	66,905	-
Self-storage facilities opened in 2000 and 1999	107,990	107,990	-	107,990	107,990	-
	$ 375,908	$ 267,004	$ 108,904	$ 267,004	$ 174,895	$ 92,109

Unlike many other forms of real estate, we are unable to pre-lease our newly developed facilities due to the nature of our tenants. Accordingly, at the time a newly developed facility first opens for operation the facility is entirely vacant generating no rental income. Historically, we estimated that on average it takes approximately 36 months for a newly developed facility to fill up and reach a targeted occupancy level of approximately 90%.

We believe that the newly developed self-storage facilities have been affected by the operating trends in occupancy and realized rents noted above with respect to the Consistent Group of facilities. In addition, move-in discounts, which increased significantly in 2002 and 2003, have had a more pronounced effect upon realized rates for the newly developed facilities, because such facilities tend to have a higher ratio of newer tenants. During 2003, the Developed Self-Storage Facilities had a weighted average occupancy level of approximately 64.2%, as compared to 52.3% in 2002 and 46.7% in 2001.

Property operating expenses are substantially fixed, consisting primarily of payroll, property taxes, utilities, and marketing costs. The rental revenue of a newly developed facility will generally not cover its property operating expenses (excluding depreciation) until the facility has reach an occupancy level of approximately 30% to 34%. However, at that occupancy level, the rental revenues from the facility are still not sufficient to cover related depreciation expense and cost of capital with respect to the facility's development cost. During construction of the self-storage facility, we capitalize interest costs and include such cost as part of the overall development cost of the facility. Once the facility is opened for operations interest is no longer capitalized.

Due to the relationship between the generation of rental income and immediate recognition of expenses upon opening of a facility, our development activities have had a negative impact on our net income. The yield on cost for these facilities for the year ended December 31, 2003, based on net operating income before depreciation, was approximately 3.9%, which is lower than our ultimate yield expectations. We expect these yields to increase as these facilities fill up. This yield increase on fill-up will be a source of earnings growth in future years. We continue to develop facilities, despite the short-term earnings dilution experienced during the fill-up period, because we believe that the ultimate returns on developed facilities are favorable. In addition, we believe that it is advantageous for us to continue to expand our asset base and benefit from the resulting increased critical mass, with facilities that will improve our portfolio's overall average construction and location quality.

We expect that over at least the next 12 months, the Developed Self-Storage Facilities will continue to have a negative impact to our earnings. Furthermore, the 38 expansion and newly developed facilities in our development pipeline described in "Liquidity and Capital Resources – Acquisition and Development of Facilities" that will be opened for operation over the next 12 – 24 months will also negatively impact our earnings until they reach a stabilized occupancy level.

Commercial Property Operations: Commercial property operations included in our consolidated financial statements include commercial space owned by the Company and entities consolidated by the Company. We have a much larger interest in commercial properties through our ownership interest in PSB. Our investment in PSB is accounted for on the equity method of accounting, and accordingly our share of PSB's earnings is reflected as "Equity in earnings of real estate entities", see below.

Our commercial operations are comprised of 1,187,000 net rentable commercial space operated at certain of the self-storage facilities and three stand-alone commercial facilities having a total of 204,000 net rentable square feet.

The following table sets forth the historical commercial property amounts included in the financial statements:

Commercial Property Operations
(excluding discontinued operations):

	Year Ended December 31,			Year Ended December 31,		
	2003	2002	Change	2002	2001	Change
			(Amounts in thousands)			
Rental income	$11,442	$11,781	$(339)	$11,781	$12,070	$(289)
Cost of operations	4,688	4,462	226	4,462	3,861	601

Net operating income	6,754	7,319	(565)	7,319	8,209	(890)
Depreciation expense	2,535	2,544	(9)	2,544	2,569	(25)
Operating income	$4,219	$4,775	$(556)	$4,775	$5,640	$(865)

The decrease in rental income in 2003 as compared to 2002 is due primarily to a vacancy in one of the three stand-alone commercial facilities, which caused a reduction in rental income of approximately $250,000 during 2003 as compared to 2002.

During 2002, we sold one of our commercial facilities to a third party for an aggregate $3.9 million in cash. The historical operations with respect to this facility are classified as "Discontinued Operations" in our income statement and are not included in the above table.

Containerized Storage Operations: In August 1996, Public Storage Pickup & Delivery ("PSPUD"), a subsidiary of the Company, made its initial entry into the containerized storage business through its acquisition of a single facility operator located in Irvine, California. At December 31, 2001, PSPUD had 55 facilities that had been opened between 1996 and 2001 either through development or leasing of facilities. During 2002, we reevaluated our operational strategy and closed 22 facilities. In 2003 we closed an additional nine non-strategic facilities. Collectively the 31 discontinued facilities are referred to as the "Closed Facilities." At December 31, 2003, PSPUD operated 24 facilities in 11 states, which are located in major markets in which we have significant market presence with respect to our traditional self-storage facilities. The operations with respect to the Closed Facilities, including historical operating results for previous periods, are not included in the table below and instead are included in "Discontinued Operations – containerized storage" on our income statement. PSPUD's operations, which exclude the Closed Facilities, are reflected on the table below:

Containerized storage (excluding discontinued operations):	Year Ended December 31,			Year Ended December 31,		
	2003	2002	Change	2002	2001	Change
			(Dollar amounts in thousands)			
Rental and other income	$33,953	$29,723	$4,230	$29,723	$28,474	$1,249
Cost of operations:						
Direct operating costs	19,239	21,373	(2,134)	21,373	20,888	485
Facility lease expense	1,679	1,683	(4)	1,683	4,053	(2,370)
Total cost of operations	20,918	23,056	(2,138)	23,056	24,941	(1,885)
Operating income prior to depreciation	13,035	6,667	6,368	6,667	3,533	3,134
Depreciation expense (a)	(6,311)	(4,547)	(1,764)	(4,547)	(4,392)	(155)
Operating income (loss)	$6,724	$2,120	$4,604	$2,120	$(859)	$2,979

(a) Depreciation expense principally relates to the depreciation related to the containers, however, depreciation expense for 2003, 2002 and 2001 includes $1,566,000, $1,012,000, and $786,000, respectively, related to real estate facilities.

Rental and other income includes monthly rental charges to customers for storage of the containers and service fees charged for pickup and delivery of containers to customers' homes. Rental income increased to $33,953,000 in 2003 as compared to $29,723,000 in 2002 as a result of higher per container rents. At December 31, 2003, there were approximately 33,780 occupied containers in the 24 facilities that are reflected in "ongoing" operations. We continue to evaluate the business operations and additional facilities may be closed.

Direct operating costs principally includes payroll, equipment lease expense, property taxes, utilities and vehicle expenses (fuel and insurance). During 2002, an asset impairment charge was recorded in the amount of $420,000 with respect to machinery and equipment of the containerized storage facilities because such equipment was no longer required.

Facility lease expense decreased from $4,053,000 in 2001 to $1,683,000 in 2002, principally due to moving operations from leased facilities to wholly-owned facilities, and thus eliminating the lease expense paid to third parties as well as discontinuing operations at leased facilities. This process was completed in 2002.

At December 31, 2003, six of the 24 containerized storage facilities are leased from third parties. The remaining 18 facilities were operated in facilities owned by the Company, comprised of 13 combination facilities with an aggregate of 805,000 square feet of industrial space (this square footage is a component of the total net rentable square footage of the Expansion Facilities and the Developed Facilities in the table above) and five industrial facilities having an aggregate of 404,000 net rentable square feet.

The containerized storage operations may continue to adversely impact our future earnings and cash flows. There can be no assurance as to the level of the containerized storage business's expansion, level of gross rentals, level of move-outs or profitability.

See "Discontinued Operations" below for a discussion of operating results of the Closed Facilities.

Tenant Reinsurance Operations: On December 31, 2001, we acquired PS Insurance Company, Ltd. ("PS Insurance") from a related party. PS Insurance reinsures policies against losses to goods stored by tenants in our self-storage facilities. Effective January 1, 2002, the operations of PS Insurance are included in the income statement under "Revenues – tenant reinsurance premiums" and "Cost of operations – tenant reinsurance." The tenant reinsurance business earned $22,464,000 and $19,947,000 in revenues for the years ended December 31, 2003 and 2002, respectively, and incurred $11,987,000 and $9,411,000 in operating expenses, with respect to the same period. PS Insurance generated net operating profits of $10,477,000 and $10,536,000 for the years ended December 31, 2003 and 2002, respectively.

The level of tenant reinsurance revenues is largely dependent upon our occupancy level and move-in activity. As of December 31, 2003 and 2002, approximately 37% of our self-storage tenant base had such policies. New insurance business comes from tenants who sign up for insurance as they move into our self-storage facilities.

We have outside third-party insurance coverage for losses from any individual event that exceeds a loss of $500,000, to a limit of $10,000,000. Losses below these amounts are recorded as cost of operations for the tenant reinsurance operations.

Equity in earnings of real estate entities: In addition to our ownership of equity interests in PSB, we had general and limited partnership interests in seven limited partnerships at December 31, 2003 (PSB and the limited partnerships are collectively referred to as the "Unconsolidated Entities"). Due to our limited ownership interest and limited control of these entities, we do not consolidate the accounts of these entities for financial reporting purposes, and account for such investments using the equity method.

Equity in earnings of real estate entities for the year ended December 31, 2003 consists of our pro-rata share of the Unconsolidated Entities based upon our ownership interest for the period. The following table sets forth the significant components of equity in earnings of real estate entities:

Historical summary:	Year Ended December 31,		Dollar	Year Ended December 31,		Dollar
	2003	2002	Change	2002	2001	Change
			(Amounts in thousands)			
Property operations:						
PSB	$64,242	$65,212	$(970)	$65,212	$52,200	$13,012
Disposed Investments (1)	10	325	(315)	325	16,278	(15,953)
Other Investments (2)	6,278	5,667	611	5,667	5,769	(102)
	70,530	71,204	(674)	71,204	74,247	(3,043)
Depreciation:						
PSB	(26,048)	(25,459)	(589)	(25,459)	(17,534)	(7,925)
Disposed Investments (1)	-	(65)	65	(65)	(5,843)	5,778
Other Investments (2)	(1,705)	(1,554)	(151)	(1,554)	(1,719)	165
	(27,753)	(27,078)	(675)	(27,078)	(25,096)	(1,982)
Other: (3)						
PSB (4)	(18,507)	(15,292)	(3,215)	(15,292)	(11,440)	(3,852)
Disposed Investments (1)	-	-	-	-	(296)	296
Other Investments (2)	696	1,054	(358)	1,054	1,127	(73)
	(17,811)	(14,238)	(3,573)	(14,238)	(10,609)	(3,629)
Total equity in earnings of real estate entities	$24,966	$29,888	$(4,922)	$29,888	$38,542	$(8,654)

(1) Amounts include our pro-rata share of the earnings for the Development Joint Venture, which we began to consolidate effective January 16, 2002 and two partnerships that we began to consolidate effective January 1, 2002. On the respective dates of consolidation, we had obtained a controlling interest in these partnerships and began to consolidate the operations of these partnerships, and no longer account for our interest in these partnerships using the equity method (see Note 3 to the consolidated financial statements). Amounts also include income with respect to an investment that was disposed of in the second quarter of 2003.

(2) Amounts include equity in earnings recorded for investments that have been held consistently throughout the three years ended December 31, 2003.

(3) "Other" reflects our share of general and administrative expense, interest expense, interest income, and other non-property, non-depreciation related operating results of these entities.

(4) Our equity in earnings includes our pro-rata share of gain on disposition of real estate investments totaling $187,000 and $3,737,000, respectively, during 2003 and 2002 (none in 2001).

The decrease in equity in earnings of real estate entities when comparing 2002 to 2001, is caused by the consolidation of the Development Joint Venture and two additional partnerships (as discussed in Note 3 to the consolidated financial statements), partially offset by our pro-rata share of PSB's gain on sale of real estate investments totaling $3,737,000 for 2002.

The decrease in equity in earnings of real estate entities when comparing 2003 to 2002, is caused by the net impact of PSB's gains, losses, and impairment charges recorded in these periods.

Equity in earnings of PSB represents our pro-rata share (approximately 44% at December 31, 2003 and 2002) of the earnings of PS Business Parks, Inc., a publicly traded real estate investment trust (American Stock Exchange symbol "PSB") organized by the Company on January 2, 1997. As of December 31, 2003, we owned 5,418,273 common shares and 7,305,355 operating partnership units (units which are convertible into common shares on a one-for-one basis) in PSB. At December 31, 2003, PSB owned and operated 18.3 million net rentable square feet of commercial space located in eight states. PSB also manages approximately 960,000 net rentable square feet of commercial space owned by the Company and affiliated entities at December 31, 2003 pursuant to property management agreements.

Accordingly, our future equity income from PSB will be dependent entirely upon PSB's operating results. PSB's filings and selected financial information can be accessed through the Securities and Exchange Commission, and on its website, www.psbusinessparks.com.

On January 16, 2002, we acquired the remaining 70% ownership interest in the Development Joint Venture for cash totaling approximately $153,078,000. As a result, we began consolidating the operating results of the Development Joint Venture and no further equity in earnings will be recorded with respect to this entity for periods after January 16, 2002. Effective January 1, 2002 (see Note 3 to the financial statements), we began consolidating the operating results of two other partnerships and no longer record equity in these entity's earnings with respect to our investments in these partnerships. Our earnings with respect our interests in these entities are included in the table above in the line "Disposed Investments." No further equity in earnings will be recorded with respect to these entities for periods after their respective dates of consolidation or disposal.

The "Other Investments" includes our equity in earnings with respect to our pro-rata share of earnings with respect to seven limited partnerships, for which we held an approximately consistent level of equity interest during the three years ended December 31, 2002. These limited partnerships were formed by the Company during the 1980's. The Company is the general partner in each limited partnership, and manages each of these facilities for a management fee that is included in "interest and other income." The limited partners consist of numerous individual investors, including the Company, which throughout the 1990's acquired units of limited partnership interests in these limited partnerships in various transactions.

Our future earnings with respect to the "Other investments" will be dependent upon the operating results of the 36 self-storage facilities that these entities own. The operating characteristics of these facilities are similar to those of the Company's self-storage facilities, and are subject to the same operational issues as the Consistent Group of self-storage facilities as discussed above with respect to Self-Storage Operations. See Note 6 to the consolidated financial statements for the operating results of these entities for the years ended December 31, 2003 and 2002.

Other Income and Expense Items

Interest and other income: Interest in other income includes (i) the net operating results from our third party property management operations, (ii) the net operating results from our merchandise sales and consumer truck rentals and (iii) interest income.

Interest and other income remained constant in 2003 as compared to 2002, reflecting the impact of improved operating results from our merchandise sales and consumer truck rentals, offset by lower interest income attributable to lower average interest rates on short-term cash investments and principal payments received on notes receivable.

Interest and other income has decreased in 2002 as compared to 2001 principally as a result of lower cash balances invested in interest bearing accounts, lower interest rates, and the reduction in income generated from affiliated entities that were acquired by the Company.

Depreciation and amortization: Depreciation and amortization expense was $185,775,000 in 2003, $177,978,000 in 2002, and $164,914,000 in 2001. Included in depreciation expense with respect to our real estate facilities was $171,561,000 in 2003, $166,871,000 in 2002, and $151,999,000 in 2001; the increases are due to the acquisition and development of additional real estate facilities in 1999 through 2003. Depreciation expense with respect to other assets, primarily depreciation of equipment and containers associated with the containerized storage operations, was $7,610,000 in 2003, $4,503,000 in 2002, and $3,606,000 in 2001. Amortization expense with respect to intangible assets totaled $6,604,000 for the years ended December 31, 2003 and 2002, respectively, and $9,309,000 for the year ended December 31, 2001.

Depreciation and amortization during 2003 with respect to real estate facilities acquired or developed during 2003 amounted to $971,000 which was for a partial period for the time they were acquired until December

31, 2003, and we expect the annual depreciation expense with respect to these facilities for 2003 and forward will approximate $2,705,000.

General and administrative expense: General and administrative expense was $17,127,000 in 2003, $15,619,000 in 2002, and $21,038,000 in 2001. General and administrative costs for each year principally consist of state income taxes, investor relation expenses, and corporate and executive salaries. In addition, general and administrative expense includes expenses that vary depending upon the Company's activity levels in certain areas, such as overhead associated with the acquisition and development of real estate facilities, employee severance, and product research and development expenditures.

The increase in general and administrative expense from 2002 to 2003 is primarily due to higher stock-based compensation expense. Included in general and administrative expense for 2003 is $2,685,000 with respect to stock-based compensation expense, including $530,000 in stock option expense, $970,000 in restricted stock expense, and $1,185,000 in payroll taxes and other costs associated with employees' exercise of 2,743,000 stock options in 2003. Stock-based compensation expense totaled $543,000 for 2002, which is comprised of $163,000 in stock option expense and $380,000 in payroll taxes and other costs associated with employees' exercise of 949,000 stock options during 2002.

Restricted stock expense, based upon restricted stock units outstanding and the market price of our common stock at December 31, 2003, should approximate $2,592,000 in 2004, while stock option expense should approximate $600,000 in 2004, exclusive of payroll taxes on exercises of options. Future grants of restricted stock units and stock options could further increase our future stock-based compensation expense. The future level of payroll taxes and other costs associated with employees' exercise of stock options will depend upon the timing of employees' exercise of approximately 3,088,618 remaining stock options outstanding at December 31, 2003, the Company's stock price at the time of exercise, and the level of future grants of stock options.

General and administrative expense decreased in 2002 as compared to 2001, due primarily to a reduction in expenditures for product research, development overhead, consulting fees, lease termination costs relating to our PSPUD business, and employee severance costs, all of which totaled $5,630,000 in 2001.

Interest expense: Interest expense was $1,121,000 in 2003, $3,809,000 in 2002, and $3,227,000 in 2001. Debt and related interest expense remain relatively low compared to our overall asset base. The decrease in interest expense in 2003 compared to 2002 and 2001 is principally the result of lower average debt balances, offset partially by decreased capitalized interest due to lower average in-process development balances. Capitalized interest expense totaled $6,010,000 in 2003, $6,513,000 in 2002, and $8,992,000 in 2001 in connection with our development activities.

Interest paid, including capitalized interest, was $7,131,000 in 2003, $10,322,000 in 2002, and $12,219,000 in 2001.

We expect that our aggregate interest cost (interest expensed and capitalized interest combined) during fiscal 2004 will continue to decline as a result of principal amortization. During fiscal 2004, scheduled principal amortization approximates $40.0 million, of which approximately $28.0 million should be paid in the first half of 2004.

In 2004, we expect that our average in-process development balances will exceed our average debt balances, and therefore we believe that virtually all of our interest will be capitalized in 2004. Accordingly, we expect that interest expense, net of capitalization, will be nominal.

Minority interest in income: Minority interest in income represents the income allocable to equity interests in Consolidated Entities, which are not owned by the Company. The following table summarizes minority interest in income for each of the three years ended December 31, 2003:

Description	Minority interest in income for the year ended December 31, 2003	December 31, 2002	December 31, 2001
		(in thousands)	
Preferred partnership interests	$ 26,906	$ 26,906	$ 31,737
Consolidated Development Joint Venture (a)	2,905	2,399	1,074
Newly Consolidated Partnerships (b)	3,649	3,357	-
Convertible Partnership Units (c)	305	283	359
Acquired minority interests (d)	415	3,003	4,611
Other minority interests (e)	9,523	8,139	8,234
Total minority interests in income	$ 43,703	$ 44,087	$ 46,015

(a) These amounts reflect income allocated to the minority interests in the Consolidated Development Joint Venture. Included in minority interest in income is $3,362,000, $3,227,000, and $2,386,000 in depreciation expense for the years ended December 31, 2003, 2002, and 2001, respectively.

(b) These amounts reflect the minority interests in two partnerships that we began consolidating effective January 1, 2002, as described in Note 3 to the Company's consolidated financial statements. Included in minority interest in income is $647,000 and $721,000 in depreciation expense for the years ended December 31, 2003 and 2002.

(c) These amounts reflect the minority interests represented by the Convertible Partnership Units (see Note 9 to the consolidated financial statements). Included in minority interest is $342,000, $354,000, and $308,000 in depreciation expense for the years ended December 31, 2003, 2002, and 2001, respectively.

(d) These amounts reflect income allocated to minority interests that the Company acquired as of December 31, 2003, and are therefore no longer outstanding at December 31, 2003. Included in minority interest in income is $216,000, $2,286,000, and $3,000,000 in depreciation expense for the years ended December 31, 2003, 2002, and 2001, respectively.

(e) These amounts reflect income allocated to minority interests that were outstanding consistently throughout the three years ended December 31, 2003. Included in minority interest in income is $1,761,000, $1,499,000, and $2,153,000 in depreciation expense for the years ended December 31, 2003, 2002, and 2001, respectively.

On March 17, 2000, one of our consolidated operating partnerships issued $240.0 million of 9.5% Series N Cumulative Redeemable Perpetual Preferred Units. On March 29, 2000 the partnership issued $75.0 million of 9.125% Series O Cumulative Redeemable Perpetual Preferred Units and on August 11, 2000, issued $50.0 million of 8.75% Series P Cumulative Redeemable Perpetual Preferred Units. In August 2001, we repurchased, at par, $30 million of 9.125% Series O Cumulative Redeemable Perpetual Preferred Units. In October 2001, we repurchased, at par, $50 million of 8.75% Series P Cumulative Redeemable Perpetual Preferred Units. For the years ended December 31, 2001, 2002, and 2003, the holders of our preferred partnership units were paid in aggregate approximately $31,737,000, $26,906,000 and $26,906,000, respectively, in distributions and received a corresponding allocation of minority interest in earnings for the respective period. We estimate that during 2004 we will pay aggregate distributions totaling $26.9 million to these units with a corresponding allocation of income to minority interest in earnings.

In November 1999, we formed a development joint venture (the "Consolidated Development Joint Venture") with a joint venture partner whose partners include an institutional investor and the Company's Chairman and former CEO, B. Wayne Hughes ("Mr. Hughes"). The Consolidated Development Joint Venture is funded solely with equity capital consisting of 51% from the Company and 49% from the joint venture partner. Included in minority interest in income for the years ended December 31, 2001, 2002, and 2003 is $1,074,000, $2,399,000, and $2,905,000, respectively, representing our joint venture partner's pro-rata interest in the operations of the Consolidated Development Joint Venture. The facilities in the entity are newly developed facilities that are all in the fill-up phase. The increase in minority interest in income in 2003 and 2002 as compared to the preceding years with respect to the Consolidated Development Joint Venture is due to the opening and fill-up of the facilities owned by this entity. We expect that such minority interest in income will continue to increase during 2004 as the facilities continue to fill-up and increase the earnings of this entity.

Newly Consolidated Partnerships reflect the minority interests in two partnerships that we began consolidating effective January 1, 2002, as described in Note 3 to the consolidated financial statements. In addition, as described in Note 8, during 2002 we recorded the pending sale of a partnership interest in the Newly Consolidated Partnerships, and for all periods following the sale of this interest, income will be allocated to these interests.

The acquired minority interests reflect interests in the consolidated entities that the Company acquired as of December 31, 2003 and are therefore no longer outstanding. There will be no further income allocated to these interests in 2004 and beyond.

Other minority interests reflect income allocated to minority interests that have maintained a consistent level of interest throughout the three years ended December 31, 2003, comprised of investments in the Consolidated Entities and the Operating Partnership Units described in Note 9 to the Company's financial statements. The level of income allocated to these interests in the future is dependent upon the operating results of the storage facilities that these entities own, as well as any acquisitions of minority interests that the Company does in the future.

Discontinued Operations: As described more fully in the Note 4 to the consolidated financial statements, during 2002 and 2003 we implemented a business plan which included the closure of 31 of the 55 containerized storage facilities that were open at December 31, 2001 (these 31 facilities are referred to hereinafter as the "Closed Facilities"). Also, in 2003, we sold five self-storage facilities (the "Sold Self-Storage Facilities"), and in 2002 we sold one of our commercial facilities (the "Sold Commercial Property") to a third party for an aggregate $3.9 million in cash.

During 2002, in connection primarily with the closure or planned closure of 22 of the Closed Facilities, we recorded asset impairment losses with respect to the containers and equipment utilized by these facilities totaling $6,504,000. In 2003, we recorded impairment charges on assets for nine Closed Facilities of $2,479,000 and a $750,000 impairment charge on a real estate facility previously used by the containerized storage business, as well as an additional $355,000 loss upon sale of this real estate facility.

During 2002, lease termination costs, representing the expected remaining lease liability following closure of the facilities, were accrued in the amount of $2,447,000 for 2002. In accordance with the provisions of Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which we adopted on January 1, 2003, we no longer accrue for such lease termination or other liabilities and instead recognize such expenses as they are incurred. Such lease termination accruals would have been approximately $610,000 in the year ended December 31, 2003.

The historical operations of the aforementioned facilities (including the asset impairment losses and lease termination costs) are classified as discontinued operations, with the rental income, cost of operations, and depreciation expense with respect to these facilities for current and prior periods included in the line-item "Discontinued Operations" on the consolidated income statement. These amounts are set forth below:

Discontinued Operations:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Change	Year Ended December 31, 2002	Year Ended December 31, 2001	Change
	(Dollar amounts in thousand)					
Rental income (a):						
Sold self-storage facilities	$1,579	$1,841	$(262)	$1,841	$1,897	$(56)
Closed facilities	9,385	22,396	(13,011)	22,396	19,212	3,184
Sold commercial property	-	268	(268)	268	460	(192)
Total rental income	10,964	24,505	(13,541)	24,505	21,569	2,936
Cost of operations (a):						
Sold self-storage facilities	617	742	(125)	742	769	(27)
Closed facilities	8,178	22,588	(14,410)	22,588	18,063	4,525
Sold commercial property	-	84	(84)	84	111	(27)
Total cost of operations	8,795	23,414	(14,619)	23,414	18,943	4,471
Depreciation and amortization (a):						
Sold self-storage facilities	424	528	(104)	528	523	5
Closed facilities	1,804	3,035	(1,231)	3,035	2,508	527
Sold commercial property	-	107	(107)	107	116	(9)
Total depreciation and amortization	2,228	3,670	(1,442)	3,670	3,147	523
Loss before other items	(59)	(2,579)	2,520	(2,579)	(521)	(2,058)
Other items:						
Sold self-storage facilities (b)	5,476	-	5,476	-	-	-
Closed facilities (c)	(3,584)	(8,951)	5,367	(8,951)	-	(8,951)
Sold commercial property	-	-	-	-	-	-
Total other items	1,892	(8,951)	10,843	(8,951)	-	(8,951)
Net discontinued operations (d)	$1,833	($11,530)	$13,363	($11,530)	$521	($11,009)

(a) These amounts represent the historical operations of the Closed Facilities and the Sold Facilities. Amounts with respect to these facilities for periods prior to 2002 were previously classified as rental income, cost of operations, and depreciation expense and gain/(loss) on sales in the financial statements.

(b) This represents the gain on sale recorded upon the completion of the sale of the Sold Self-storage facilities.

(c) Other charges include asset impairment charges with respect to the furniture, fixtures, and other assets of the Closed Facilities totaling $2,479,000 and $6,504,000 for the years ended December 31, 2003 and 2002, respectively. Amounts for 2003 also include a $750,000 impairment charge and a $355,000 loss on sale with respect to a real estate facility previously used by one of the Closed Facilities, which was sold in December 2003. Amounts for 2002 also include lease termination accruals.

(d) The net discontinued operations have resulted in an increase in our earnings per share of $0.01 per diluted common share for 2003 and reductions to our earnings per share of $0.09 and $0.00 per diluted common share for each of the two years ended December 31, 2002 and 2001, respectively.

Six of the Closed Facilities are in the process of closing which may take up to several months to complete. We expect that these facilities will continue to generate operating losses until final closure.

Gain (loss) in disposition of real estate: In the year ended December 31, 2003, we recorded a net gain on disposition of real estate assets of $1,007,000, as compared to a loss of $2,541,000 in 2002 and a gain of $4,091,000 in 2001. The gain in 2003 is composed of a gain on sale of investments of $316,000, and a gain on sale of seven parcels of land and two self-storage facilities aggregating $691,000. The net loss in 2002 is composed of a loss on disposition of land and a commercial facility totaling $702,000 as described in Note 6, combined with a loss on disposition of partnership interests in the amount of $1,839,000 as described in Note 9. The gain in 2001 is related to the disposition of two real estate facilities and a parcel of land.

Liquidity and Capital Resources

We believe that our internally generated net cash provided by operating activities will continue to be sufficient to enable us to meet our operating expenses, capital improvements, debt service requirements and distributions to shareholders for the foreseeable future.

Operating as a real estate investment trust ("REIT"), our ability to retain cash flow for reinvestment is restricted. In order for us to maintain our REIT status, a substantial portion of our operating cash flow must be used to make distributions to our shareholders (see ***"Requirement to Pay Distributions"*** below). However, despite the significant distribution requirements, we have been able to retain a significant amount of our operating cash flow. The following table summarizes our ability to fund distributions to the minority interest, capital improvements to maintain our facilities, and distributions to our shareholders through the use of cash provided by operating activities. The remaining cash flow generated is available to make both scheduled and optional principal payments on debt and for reinvestment.

	For the Year Ended December 31, (Amount in thousands)		
	2003	2002	2001
Net cash provided by operating activities	$594,430	$588,961	$538,534
Allocable to minority interests (Preferred Units)	(26,906)	(26,906)	(31,737)
Allocable to minority interests (common equity)	(23,125)	(25,268)	(22,125)
Cash from operations allocable to our shareholders	544,399	536,787	484,672
Capital improvements to maintain our facilities:			
Self-storage facilities	(29,287)	(25,952)	(34,436)
Commercial properties	(888)	(1,041)	(1,042)
Add back: minority interest share of capital improvements to maintain facilities	505	926	1,267
Remaining operating cash flow available for distributions to our shareholders	514,729	510,720	450,461
Distributions paid:			
Preferred stock dividends	(146,196)	(148,926)	(117,979)
Equity Stock, Series A dividends	(21,501)	(21,501)	(19,455)
Regular distributions to Common and Class B shareholders	(225,864)	(221,299)	(162,481)
Special distributions to Common and Class B shareholders (a)	-	-	(42,115)
Cash available for principal payments on debt and reinvestment	$121,168	$118,994	$108,431

(a) The special distribution in 2001 enabled the Company to maintain its REIT status with respect to the distribution requirements.

Our financial profile is characterized by a low level of debt to total capitalization, increasing net income, increasing cash flow from operations, and a conservative dividend payout ratio with respect to the common stock. We expect to fund our growth strategies with cash on hand at December 31, 2003, internally generated retained cash flows, and proceeds from issuing equity securities. In general, our current strategy is to continue to finance our growth with permanent capital, either common or preferred equity. We have in the past used our $200 million line of credit as temporary "bridge" financing, and repaid those amounts with internally generated cash flows and proceeds from the placement of permanent capital. As of December 31, 2003, we had no outstanding borrowings under our $200 million bank line of credit which matures on October 31, 2004. We are currently in the process of amending this credit facility to provide for, among other items, an extension of the maturity date and enhancement to certain covenants.

Over the past three years we have funded substantially all of our acquisitions with permanent capital (both common and preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt. We have chosen this method of financing for the following reasons: (i) under the REIT structure, a significant amount of operating cash flow needs to be distributed to our shareholders making it difficult to repay debt with operating cash flow alone, (ii) our perpetual preferred stock has no sinking fund requirement, or maturity date and does not require redemption, all of which eliminate any future refinancing risks, (iii) after the end of a non-call period, we have the option to redeem the preferred stock at any time, which in 2003, 2002, and 2001 enabled us to effectively refinance higher coupon preferred stock with new preferred stock at lower rates, (iv) preferred stock does not contain onerous covenants, thus allowing us to maintain significant financial flexibility, and (v) dividends on the preferred stock can be applied to our REIT distribution requirements.

Our credit ratings on each of our series of Cumulative Preferred Stock by each of the three major credit agencies are "Baa2" by Moody's and "BBB+" by both Standard & Poor's and Fitch IBCA.

Our portfolio of real estate facilities remains substantially unencumbered. At December 31, 2003, we had mortgage debt outstanding of $16.6 million (which encumbers 21 facilities with a book value of $55.5 million) and unsecured debt in the amount of $59.4 million.

We believe that our size and financial flexibility enables us to access capital when appropriate. Since 2001, we completed the following capital raising activities (amounts are presented net of issuance costs):

Securities issued	Date issued	Cumulative Preferred Stock	Equity Stock, Series A
		(in thousands)	
8.600% Cumulative Preferred Stock, Series Q	January 19, 2001	$ 166,966	$ -
Public issuance of Equity Stock, Series A	April 11, 2001	-	51,836
Direct placement of Equity Stock, Series A	May 31, 2001	-	20,294
8.00% Cumulative Preferred Stock, Series R	September 28, 2001	493,085	-
7.875% Cumulative Preferred Stock, Series S	October 31, 2001	139,022	-
Direct placement of Equity Stock, Series A	November 21, 2001	-	2,690
7.625% Cumulative Preferred Stock, Series T	January 18, 2002	145,075	-
7.625% Cumulative Preferred Stock, Series U	February 19, 2002	145,075	-
7.500% Cumulative Preferred Stock, Series V	September 30, 2002	166,866	-
6.500% Cumulative Preferred Stock, Series W	October 6, 2003	128,126	-
6.500% Cumulative Preferred Stock, Series X	November 13, 2003	116,020	-
6.850% Cumulative Preferred Stock, Series Y	January 2, 2004	40,000	-
6.250% Cumulative Preferred Stock, Series Z	March 5, 2004	112,500	-
		$ 1,652,735	$ 74,820

On January 2, 2004, in a private transaction, we sold 1,600,000 shares (par value of $40,000,000) of our Preferred Stock, Series Y, priced at 6.850% and on March 5, 2004, 4,500,000 depositary shares, with each depositary share representing 1/1,000 of a share of 6.250% Cumulative Preferred Stock, Series Z (par value $112,500,000).

We used approximately $1,034,521,000 of these net proceeds in order to redeem higher-coupon preferred securities, as follows:

Security Redeemed or Repurchased	Date Redeemed or Repurchased	Cumulative Preferred Stock	Preferred Partnership Units
		(in thousands)	
9.125% Cumulative Preferred Units, Series O	August 31, 2001	$ -	$ 30,000
8.875% Cumulative Preferred Stock, Series G	September 28, 2001	172,525	-
8.450% Cumulative Preferred Stock, Series H	October 5, 2001	168,775	-
8.750% Cumulative Preferred Units, Series P	October 15, 2001	-	50,000
8.625% Cumulative Preferred Stock, Series I	November 13, 2001	100,025	-
10.00% Cumulative Preferred Units, Series A	September 30, 2002	45,643	-
8.000% Cumulative Preferred Stock, Series J	October 7, 2002	150,018	-
Cumulative Preferred Stock, Series C	October 7, 2002	30,018	-
9.200% Cumulative Preferred Stock, Series B	March 31, 2003	57,517	-
8.250% Cumulative Preferred Stock, Series K	January 19, 2004	115,000	-
8.250% Cumulative Preferred Stock, Series L	March 10, 2004	115,000	-
		$ 954,521	$ 80,000

The Cumulative Preferred Stock amounts listed above include redemption costs.

During 2005, approximately $398 million of preferred securities become redeemable, at our option, having a weighted average rate of 9.6%. It is our intent to redeem these securities with lower rate preferred securities. As indicated above, we recently issued preferred securities with a rate of 6.25%. There is no assurance that rates will continue at these historical low levels. We may, during the course of 2004, issued preferred stock in anticipation of the aforementioned 2005 redemptions.

Requirement to Pay Distributions: We have operated, and intend to continue to operate, in such a manner as to qualify as a REIT under the Internal Revenue Code of 1986, but no assurance can be given that we will at all times so qualify. To the extent that the Company continues to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the taxable income that is distributed to our shareholders, provided that at least 90% of our taxable income is so distributed to our shareholders prior to filing of the Company's tax return. We have satisfied the REIT distribution requirement since 1980.

Aggregate dividends paid during 2003 totaled $146.2 million to the holders of our Cumulative Preferred Stock, $225.9 million to the holders of our Common Stock and $21.5 million to the holders of our Equity Stock, Series A. Although we have not finalized the calculation of our 2003 taxable income, we believe that the aggregate dividends paid in 2003 to our shareholders enabled us to continue to qualify as a REIT.

We estimate that the distribution requirements for fiscal 2004 with respect to our Cumulative Preferred Stock outstanding, and assuming the redemption of Cumulative Preferred Stock, Series K, will be approximately $147.6 million.

During 2003, we paid distributions totaling $26.9 million with respect to our Preferred Partnership Units. We estimate the annual distributions requirements with respect to the preferred partnership units outstanding at December 31, 2003 to be approximately $26.9 million.

For 2003, distributions with respect to the Common Stock and Equity Stock, Series A will be determined based upon our REIT distribution requirements after taking into consideration distributions to the preferred shareholders. We anticipate that, at a minimum, quarterly distributions per common share will remain at $0.45 per common share. For the first quarter of 2004, a quarterly distribution of $0.45 per common share has been declared by our Board of Directors.

With respect to the depositary shares of Equity Stock, Series A, we have no obligation to pay distributions if no distributions are paid to the common shareholders. To the extent that we do pay common distributions in any year, the holders of the depositary shares receive annual distributions equal to the lesser of (i) five times the per share dividend on the common stock or (ii) $2.45. The depositary shares are non-cumulative, and have no preference over our Common Stock either as to dividends or in liquidation.

Capital Improvement Requirements: During 2004, we have budgeted approximately $53.0 million for capital improvements. Capital improvements include major repairs or replacements to the facilities which keep the facilities in good operation condition and maintain their visual appeal. Capital improvements do not include costs relating to the development or expansion of facilities.

Debt Service Requirements: We do not believe we have any significant refinancing risks with respect to our mortgage debt, all of which is fixed rate. At December 31, 2003, we had total outstanding notes payable of approximately $76.0 million. See Note 7 to the consolidated financial statements for approximate principal maturities of such borrowings. We anticipate that our retained operating cash flow will continue to be sufficient to enable us to make scheduled principal payments. It is our current intent to fully amortize our debt as opposed to refinance debt maturities with additional debt.

Acquisition and Development of Facilities: No facilities were acquired from third parties during 2003. During 2002, we acquired nine self-storage facilities for approximately $30.1 million. Our low level of third party acquisitions over the past two years is not indicative of either the supply of facilities offered for sale or our ability to finance the acquisitions, but is primarily due to prices sought by sellers and our lack of desire to pay such prices. During 2004, we will continue to seek to acquire additional self-storage facilities from third parties; however, it is difficult to estimate the amount of third party acquisitions we will undertake.

During 2003, we acquired through a merger all of the remaining limited partnership interest not currently owned by the Company in PS Partners IV, Ltd., a partnership which is consolidated with the Company. The acquisition cost was approximately $23,377,000, consisting of the issuance of 426,859 shares of our common stock ($13,510,000) valued at the closing trading price of the shares at the date of the acquisition, and cash of approximately $9,867,000; this acquisition had the effect of reducing minority interest by $6,690,000, with the excess of cost over underlying book value ($16,687,000) allocated to real estate.

In June 2004, we anticipate that we will acquire a limited partnership interest in one of our Consolidated Entities. Our estimate of the acquisition cost is approximately $25 million.

In November 1999, we formed a second joint venture partnership for the development of approximately $100 million of self-storage facilities. The venture is funded solely with equity capital consisting of 51% from us and 49% from the joint venture partner. The term of the joint venture is 15 years. After six years, the joint venture partner has the right to cause the Company to purchase the joint venture partner's interest for an amount necessary to provide them with a maximum return of 10.75% or less in certain circumstances. Our estimate of the purchase price of this interest is approximately $105.0 million.

On January 1, 2004, we entered into a joint venture with an institutional investor for the purpose of acquiring up to $125.0 million of existing self-storage properties in the United States from third parties. The venture will be funded entirely with equity consisting of 30% from the Company and 70% from the institutional investor. The venture has a nine month investment period (through September 2004) to identify and acquire facilities. To date no facilities have been acquired by the venture.

We currently have a development "pipeline" of 38 self-storage facilities and expansions to existing self-storage facilities with an aggregate estimated cost of approximately $156.3 million (unaudited). Approximately $69.6 million of development cost has been incurred as of December 31, 2003. We have acquired the land for 33 of these projects, which have an aggregate estimated cost of approximately $121.4 million (unaudited), and costs incurred as of December 31, 2003 of approximately $67.8 million. The remaining five facilities represent identified sites where we have an agreement in place to acquire the land, generally within one year. We anticipate that the development of these projects will be funded solely by the Company.

The development and fill-up of these storage facilities is subject to significant contingencies such as obtaining appropriate governmental approvals. We estimate that the amount remaining to be spent of approximately $86.7 million will be incurred over the next 18 – 24 months. The following table sets forth certain information with respect to our development pipeline.

DEVELOPMENT PIPELINE SUMMARY

	Number of projects	Net rentable sq. ft.	Total estimated development costs	Costs incurred through 12/31/03	Costs to complete
			(Amounts in thousands)		
Facilities currently under construction:					
Self-storage facilities	6	435	$ 50,186	$ 44,749	$ 5,437
Expansions to existing self-storage facilities	14	613	34,094	17,837	16,257
	20	1,048	84,280	62,586	21,694
Facilities awaiting construction, where land is acquired:					
Self-storage facilities	2	123	10,361	4,432	5,929
Expansions to existing self-storage facilities	11	433	26,775	808	25,967
	13	556	37,136	5,240	31,896
Self-storage facilities awaiting construction, where land has not yet been acquired	5	326	34,920	1,794	33,126
Total Development Pipeline	38	1,930	$ 156,336	$ 69,620	$ 86,716

In addition to the above projects, we have five parcels of land held for development with total costs of approximately $12,236,000 at December 31, 2003. These parcels will either be developed or sold.

Stock Repurchase Program: The Company's Board of Directors has authorized the repurchase from time to time of up to 25,000,000 shares of the Company's common stock on the open market or in privately negotiated transactions. During 2001, we repurchased a total of 10,585,593 common shares, for a total aggregate cost of approximately $276.9 million. During 2003, we repurchased 175,000 shares for approximately $6.0 million. From the inception of the repurchase program through December 31, 2003, we have repurchased a total of 21,672,020 shares of common stock at an aggregate cost of approximately $541.9 million.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

To limit our exposure to market risk, we principally finance our operations and growth with permanent equity capital consisting either of common or preferred stock. At December 31, 2003, the Company's debt as a percentage of total shareholders' equity (based on book values) was 1.8%.

Our preferred stock is not redeemable at the option of the holders. Except under certain conditions relating to the Company's qualification as a REIT, the Senior Preferred Stock is not redeemable by the Company prior to the following dates: Series D – September 30, 2004, Series E – January 31, 2005, Series F – April 30, 2005, Series K – January 19, 2004, Series L – March 10, 2004, Series M – August 17, 2004, Series Q – January 19, 2006, Series R – September 28, 2006, Series S – October 31, 2006, Series T – January 18, 2007, Series U – February 19, 2007, Series V – September 30, 2007, Series W – October 6, 2008, Series X – November 13, 2008, Series Y – January 2, 2009 and Series Z – March 5, 2009. On or after the respective dates, each of the series of Senior Preferred Stock will be redeemable at the option of the Company, in whole or in part, at $25 per share (or depositary share in the case of the Series K through Series X, and Series Z), plus accrued and unpaid dividends.

Our market risk sensitive instruments include notes payable, which totaled $76,030,000 at December 31, 2003. All of our notes payable bear interest at fixed rates. See Note 7 to the consolidated financial statements for terms, valuations and approximate principal maturities of the notes payable as of December 31, 2003.

ITEM 8. **Financial Statements and Supplementary Data**

The financial statements of the Company at December 31, 2003 and December 31, 2002 and for each of the three years in the period ended December 31, 2003 and the report of Ernst & Young LLP, Independent Auditors, thereon and the related financial statement schedule, are included elsewhere herein. Reference is made to the Index to Financial Statements and Schedules in Item 15.

ITEM 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

Not applicable.

ITEM 9A. **Controls and Procedures**

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports the Company files and submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in accordance with SEC guidelines and that such information is communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rule 13a-15(e) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, the Company has investments in certain unconsolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are substantially more limited than those it maintains with respect to its consolidated subsidiaries.

At the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective. During the fourth quarter of 2003, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. Directors and Executive Officers of the Registrant

The information required by this item with respect to directors is hereby incorporated by reference to the material appearing in the Company's definitive proxy statement filed in connection with the annual shareholders' meeting to be held on May 6, 2004 (the "Proxy Statement") under the caption "Election of Directors." Information required by this item with respect to executive officers is provided in Item 4A of this report. See "Executive Officers of the Company."

The information required by this item with respect to audit committee financial expert is hereby incorporated by reference to the material appearing in the Company's definitive proxy statement filed in connection with the annual shareholders' meeting to be held on May 6, 2004 (the "Proxy Statement") under the caption "Election of Directors – Directors and Committee Meetings."

The information required by this item with respect to the adoption of a code of ethics is hereby incorporated by reference to the material appearing in the Company's definitive proxy statement filed in connection with the annual shareholders' meeting to be held on May 6, 2004 (the "Proxy Statement") under the caption "Election of Directors – Directors and Committee Meetings." The code of ethics adopted by senior management is filed herewith as Exhibit 14.

ITEM 11. Executive Compensation

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Compensation" and "Compensation Committee Interlocks and Insider Participation."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Election of Directors – Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management."

The following table sets forth information as of December 31, 2003 on the Company's equity compensation plans:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	3,054,450	$27.15	4,223,207
Equity compensation plans not approved by security holders	34,168	$26.35	236,669

The outstanding options granted under plans not approved by the Company's shareholders were granted under the Company's 2001 Non-Executive/Non-Director Plan, which does not allow participation by the Company's executive officers and directors. The principal terms of this plan are as follows: (1) 500,000 shares of common stock were authorized for grant, (2) this plan is administered by the Equity Awards Committee, except that grants in excess of 100,000 shares to any one person requires approval by the Executive Equity Awards Committee, (3) options are granted at fair market value on the date of grant, (4) options have a ten year term and (5) options vest over three years in equal installments.

ITEM 13. **Certain Relationships and Related Transactions**

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Certain Relationships and Related Transactions and Legal Proceedings."

ITEM 14. **Principal Accountant Fees and Services**

Fees billed to the Company by Ernst & Young LLP for 2002 and 2003 as are follows:

Audit Fees: Audit fees billed (or expected to be billed) to the Company by Ernst & Young LLP for the audit of the Company's annual financial statements, reviews of the quarterly financial statements included in the Company's quarterly reports on Form 10-Q and services in connection with the Company's registration statements and securities offerings totaled $360,400 for 2002 and $369,400 in 2003.

Tax Fees: Tax fees billed (or expected to be billed) to the Company by Ernst & Young LLP for tax services (primarily federal and state income tax preparation) totaled $590,200 in 2002 and $615,700 in 2003.

Audit Related Fees and Other Fees: During 2002 and 2003 Ernst & Young LLP did not bill the Company for audit related services or any other services, except audit services and tax services denoted above.

The Audit Committee of the Company pre-approves all services performed by Ernst & Young LLP, including those listed above. At this time, the Audit Committee has not delegated pre-approval authority to any member or members of the Audit Committee.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

a. 1. Financial Statements

The financial statements listed in the accompanying Index to Financial Statements and Schedules hereof are filed as part of this report.

2. Financial Statement Schedules

The financial statements schedules listed in the accompanying Index to Financial Statements and Schedules are filed as part of this report.

3. Exhibits

See Index to Exhibits contained herein.

b. Reports on Form 8-K

The Company furnished a Current Report on Form 8-K dated and filed November 6, 2003, pursuant to Item 7 with its press release announcing its results for the quarter ended September 30, 2003.

The Company filed a Current Report on Form 8-K, dated November 6, 2003 (filed November 7, 2003), pursuant to Item 5, in connection with the Company's public offering in November 2003 of depositary shares, each representing 1/1,000 of a share of the Company's 6.450% Cumulative Preferred Stock, Series X.

c. Exhibits:

See Index to Exhibits contained herein.

d. Financial Statement Schedules

Not applicable.

PUBLIC STORAGE, INC.

INDEX TO EXHIBITS

(Items 15(a)(3) and 15(c))

3.1 Restated Articles of Incorporation. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

3.2 Certificate of Determination for the 10% Cumulative Preferred Stock, Series A. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

3.3 Certificate of Determination for the 9.20% Cumulative Preferred Stock, Series B. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

3.4 Amendment to Certificate of Determination for the 9.20% Cumulative Preferred Stock, Series B. Filed with Registrant's Registration Statement No. 33-56925 and incorporated herein by reference.

3.5 Certificate of Determination for the 8.25% Convertible Preferred Stock. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

3.6 Certificate of Determination for the Adjustable Rate Cumulative Preferred Stock, Series C. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

3.7 Certificate of Determination for the 9.50% Cumulative Preferred Stock, Series D. Filed with Registrant's Form 8-A/A Registration Statement relating to the 9.50% Cumulative Preferred Stock, Series D and incorporated herein by reference.

3.8 Certificate of Determination for the 10% Cumulative Preferred Stock, Series E. Filed with Registrant's Form 8-A/A Registration Statement relating to the 10% Cumulative Preferred Stock, Series E and incorporated herein by reference.

3.9 Certificate of Determination for the 9.75% Cumulative Preferred Stock, Series F. Filed with Registrant's Form 8-A/A Registration Statement relating to the 9.75% Cumulative Preferred Stock, Series F and incorporated herein by reference.

3.10 Certificate of Determination for the Convertible Participating Preferred Stock. Filed with Registrant's Registration Statement No. 33-63947 and incorporated herein by reference.

3.11 Certificate of Amendment of Articles of Incorporation. Filed with Registrant's Registration Statement No. 33-63947 and incorporated herein by reference.

3.12 Certificate of Determination for the 8-7/8% Cumulative Preferred Stock, Series G. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-7/8% Cumulative Preferred Stock, Series G and incorporated herein by reference.

3.13 Certificate of Determination for the 8.45% Cumulative Preferred Stock, Series H. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.45% Cumulative Preferred Stock, Series H and incorporated herein by reference.

3.14 Certificate of Determination for the Convertible Preferred Stock, Series CC. Filed with Registrant's Registration Statement No. 333-03749 and incorporated herein by reference.

3.15 Certificate of Correction of Certificate of Determination for the Convertible Participating Preferred Stock. Filed with Registrant's Registration Statement No. 333-08791 and incorporated herein by reference.

3.16 Certificate of Determination for 8-5/8% Cumulative Preferred Stock, Series I. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-5/8% Cumulative Preferred Stock, Series I and incorporated herein by reference.

3.17 Certificate of Amendment of Articles of Incorporation. Filed with Registrant's Registration Statement No. 333-18395 and incorporated herein by reference.

3.18 Certificate of Determination for Equity Stock, Series A. Filed with Registrant's Form 10-Q for the quarterly period ended June 30, 1997 and incorporated herein by reference.

3.19 Certificate of Determination for Equity Stock, Series AA. Filed with Registrant's Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

3.20 Certificate Decreasing Shares Constituting Equity Stock, Series A. Filed with Registrant's Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

3.21 Certificate of Determination for Equity Stock, Series A. Filed with Registrant's Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

3.22 Certificate of Determination for 8% Cumulative Preferred Stock, Series J. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8% Cumulative Preferred Stock, Series J and incorporated herein by reference.

3.23 Certificate of Correction of Certificate of Determination for the 8.25% Convertible Preferred Stock. Filed with Registrant's Registration Statement No. 333-61045 and incorporated herein by reference.

3.24 Certificate of Determination for 8-1/4% Cumulative Preferred Stock, Series K. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series K and incorporated herein by reference.

3.25 Certificate of Determination for 8-1/4% Cumulative Preferred Stock, Series L. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series L and incorporated herein by reference.

3.26 Certificate of Determination for 8.75% Cumulative Preferred Stock, Series M. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.75% Cumulative Preferred Stock, Series M and incorporated herein by reference.

3.27 Certificate of Determination for Equity Stock, Series AAA. Filed with Registrant's Current Report on Form 8-K dated November 15, 1999 and incorporated herein by reference.

3.28 Certificate of Determination for 9.5% Cumulative Preferred Stock, Series N. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

3.29 Certificate of Determination for 9.125% Cumulative Preferred Stock, Series O. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000 and incorporated herein by reference.

3.30 Certificate of Determination for 8.75% Cumulative Preferred Stock, Series P. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 and incorporated herein by reference.

3.31 Certificate of Determination for 8.600% Cumulative Preferred Stock, Series, Q. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.600% Cumulative Preferred Stock, Series Q and incorporated herein by reference.

3.32 Amendment to Certificate of Determination for Equity Stock, Series A. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 and incorporated herein by reference.

3.33 Certificate of Determination for 8.000% Cumulative Preferred Stock, Series R. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.000% Cumulative Preferred Stock, Series R and incorporated herein by reference.

3.34 Certificate of Determination for 7.875% Cumulative Preferred Stock, Series S. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.875% Cumulative Preferred Stock, Series S and incorporated herein by reference.

3.35 Certificate of Determination for 7.625% Cumulative Preferred Stock, Series T. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series T and incorporated herein by reference.

3.36 Certificate of Determination for 7.625% Cumulative Preferred Stock, Series U. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series U and incorporated herein by reference.

3.37 Amendment to Certificate of Determination for 7.625% Cumulative Preferred Stock, Series T. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 and incorporated herein by reference.

3.38 Certificate of Determination for 7.500% Cumulative Preferred Stock, Series V. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.500% Cumulative Preferred Stock, Series V and incorporated herein by reference.

3.39 Certificate of Determination for 6.500% Cumulative Preferred Stock, Series W. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.500% Cumulative Preferred Stock, Series W and incorporated herein by reference.

3.40 Certificate of Determination for 6.450% Cumulative Preferred Stock, Series X. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.450% Cumulative Preferred Stock, Series W and incorporated herein by reference.

3.41 Certificate of Determination for 6.850% Cumulative Preferred Stock, Series Y. Filed herewith relating to the Shares of 6.850% Cumulative Preferred Stock, Series Y and incorporated as Exhibit 3.41.

3.42 Certificate of Determination for 6.250% Cumulative Preferred Stock, Series Z. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.250% Cumulative Preferred Stock, Series Z and incorporated herein by reference.

3.43 Bylaws, as amended. Filed with Registrant's Registration Statement No. 33-64971 and incorporated herein by reference.

3.44 Amendment to Bylaws adopted on May 9, 1996. Filed with Registrant's Registration Statement No. 333-03749 and incorporated herein by reference.

3.45 Amendment to Bylaws adopted on June 26, 1997. Filed with Registrant's Registration Statement No. 333-41123 and incorporated herein by reference.

3.46 Amendment to Bylaws adopted on January 6, 1998. Filed with Registrant's Registration Statement No. 333-41123 and incorporated herein by reference.

3.47 Amendment to Bylaws adopted on February 10, 1998. Filed with Registrant's Current Report on Form 8-K dated February 10, 1998 and incorporated herein by reference.

3.48 Amendment to Bylaws adopted on March 4, 1999. Filed with Registrant's Current Report on Form 8-K dated March 4, 1999 and incorporated herein by reference.

3.49 Amendment to Bylaws adopted on May 6, 1999. Filed with Registrants' Form 10-Q for the quarterly period ended March 31, 1999 and incorporated herein by reference.

3.50 Amendment to Bylaws adopted on November 7, 2002. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 and incorporated herein by reference.

3.51 Amendment to Bylaws adopted on March 11, 2004. Filed herewith.

10.1 Second Amended and Restated Management Agreement by and among Registrant and the entities listed therein dated as of November 16, 1995. Filed with PS Partners, Ltd.'s Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

10.2 Amended Management Agreement between Registrant and Public Storage Commercial Properties Group, Inc. dated as of February 21, 1995. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.

10.3 Loan Agreement between Registrant and Aetna Life Insurance Company dated as of July 11, 1988. Filed with Registrant's Current Report on Form 8-K dated July 14, 1988 and incorporated herein by reference.

10.4 Amendment to Loan Agreement between Registrant and Aetna Life Insurance Company dated as of September 1, 1993. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference.

10.5 Second Amended and Restated Credit Agreement by and among Registrant, Wells Fargo Bank, National Association, as agent, and the financial institutions party thereto dated as of February 25, 1997. Filed with Registrant's Registration Statement No. 333-22665 and incorporated herein by reference.

10.6 Note Assumption and Exchange Agreement by and among Public Storage Management, Inc., Public Storage, Inc., Registrant and the holders of the notes dated as of November 13, 1995. Filed with Registrant's Registration Statement No. 33-64971 and incorporated herein by reference.

10.7 Registrant's 1990 Stock Option Plan. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.

10.8* Registrant's 1994 Stock Option Plan. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference.

10.9* Registrant's 1996 Stock Option and Incentive Plan. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.

10.10 Deposit Agreement dated as of December 13, 1995, among Registrant, The First National Bank of Boston, and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8-7/8% Cumulative Preferred Stock, Series G. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-7/8% Cumulative Preferred Stock, Series G and incorporated herein by reference.

10.11 Deposit Agreement dated as of January 25, 1996, among Registrant, The First National Bank of Boston, and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8.45% Cumulative Preferred Stock, Series H. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.45% Cumulative Preferred Stock, Series H and incorporated herein by reference.

10.12** Employment Agreement between Registrant and B. Wayne Hughes dated as of November 16, 1995. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference.

10.13 Deposit Agreement dated as of November 1, 1996, among Registrant, The First National Bank of Boston, and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8-5/8% Cumulative Preferred Stock, Series I. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-5/8% Cumulative Preferred Stock, Series I and incorporated herein by reference.

10.14 Limited Partnership Agreement of PSAF Development Partners, L.P. between PSAF Development, Inc. and the Limited Partner dated as of April 10, 1997. Filed with Registrant's Form 10-Q for the quarterly period ended March 31, 1997 and incorporated herein by reference.

10.15 Deposit Agreement dated as of August 28, 1997 among Registrant, The First National Bank of Boston, and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8% Cumulative Preferred Stock, Series J. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8% Cumulative Preferred Stock, Series J and incorporated herein by reference.

10.16 Agreement of Limited Partnership of PS Business Parks, L.P. dated as of March 17, 1998. Filed with PS Business Parks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 and incorporated herein by reference.

10.17 10.17 Deposit Agreement dated as of January 19, 1999 among Registrant, BankBoston, N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series K. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series K and incorporated herein by reference.

10.18 Agreement and Plan of Merger among Storage Trust Realty, Registrant and Newco Merger Subsidiary, Inc. dated as of November 12, 1998. Filed with Registrant's Registration Statement No. 333-68543 and incorporated herein by reference.

10.19 Amendment No. 1 to Agreement and Plan of Merger among Storage Trust Realty, Registrant, Newco Merger Subsidiary, Inc. and STR Merger Subsidiary, Inc. dated as of January 19, 1999. Filed with registrant's Registration Statement No. 333-68543 and incorporated herein by reference.

10.20 Amended and Restated Agreement of Limited Partnership of Storage Trust Properties, L.P., dated as of March 12, 1999. Filed with Registrant's Form 10-Q for the quarterly period ended June 30, 1999 and incorporated herein by reference.

10.21* Storage Trust Realty 1994 Share Incentive Plan. Filed with Storage Trust Realty's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference.

10.22 Amended and Restated Storage Trust Realty Retention Bonus Plan effective as of November 12, 1998. Filed with Registrant's Registration Statement No. 333-68543 and incorporated herein by reference.

10.23 Deposit Agreement dated as of March 10, 1999 among Registrant, BankBoston, N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series L. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series L and incorporated herein by reference.

10.24 Note Purchase Agreement and Guaranty Agreement with respect to $100,000,000 of Senior Notes of Storage Trust Properties, L.P. Filed with Storage Trust Realty's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

10.25 Deposit Agreement dated as of August 17, 1999 among Registrant, BankBoston, N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8.75% Cumulative Preferred Stock, Series M. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.75% Cumulative Preferred Stock, Series M and incorporated herein by reference.

10.26 Limited Partnership Agreement of PSAC Development Partners, L.P. among PS Texas Holdings, Ltd., PS Pennsylvania Trust and PSAC Storage Investors, L.L.C. dated as November 15, 1999. Filed with Registrant's Current Report on Form 8-K dated November 15, 1999 and incorporated herein by reference.

10.27 Agreement of Limited Liability Company of PSAC Storage Investors, L.L.C. dated as of November 15, 1999. Filed with Registrant's Current Report on Form 8-K dated November 15, 1999 and incorporated herein by reference.

10.28 Deposit Agreement dated as of January 14, 2000 among Registrant, BankBoston, N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A and incorporated herein by reference.

10.29 Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. among PS Texas Holdings, Ltd. and the Limited Partners dated as of March 29, 2000. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

10.30 Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. among PS Texas Holdings, Ltd. and the Limited Partners dated as of August 11, 2000. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 and incorporated herein by reference.

10.31* Registrant's 2000 Non-Executive/Non-Director Stock Option and Incentive Plan. Filed with Registrant's Registration Statement No, 333-52400 and incorporated herein by reference.

10.32 Deposit Agreement dated as of January 19, 2001 among Registrant, Fleet National Bank and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8.600% Cumulative Preferred Stock, Series Q. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.600% Cumulative Preferred Stock, Series Q and incorporated herein by reference.

10.33* Registrant's 2001 Non-Executive/Non-Director Stock Option and Incentive Plan. Filed with Registrant's Registration Statement No. 333-59218 and incorporated herein by reference.

10.34* Registrant's 2001 Stock Option and Incentive Plan. Filed with Registrant's Registration Statement No. 333-59218 and incorporated herein by reference.

10.35 Deposit Agreement dated as of September 28, 2001 among Registrant, Fleet National Bank and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8.000% Cumulative Preferred Stock, Series R. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.000% Cumulative Preferred Stock, Series R and incorporated herein by reference.

10.36 Deposit Agreement dated as of October 31, 2001 among Registrant, Fleet National Bank and the holder of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 7.875% Cumulative Preferred Stock, Series S. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.875% Cumulative Preferred Stock, Series S and incorporated herein by reference.

10.37 Credit Agreement by and among Registrant, Wells Fargo Bank, National Association, as agent, and the financial institutions party thereto dated as of November 1, 2001. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference.

10.38 Deposit Agreement dated as of January 18, 2002 among Registrant, Fleet National Bank and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series T. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series T and incorporated herein by reference.

10.39 Deposit Agreement dated as of February 19, 2002 among Registrant, Fleet National Bank and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of

7.625% Cumulative Preferred Stock, Series U. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series U and incorporated herein by reference.

10.40 Deposit Agreement dated as of September 30, 2002 among Registrant, Fleet National Bank and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 7.500% Cumulative Preferred Stock, Series V. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.500% Cumulative Preferred Stock, Series V and incorporated herein by reference.

10.41 Deposit Agreement dated as of October 6, 2003 among Registrant, EquiServe Trust Company, N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 6.500% Cumulative Preferred Stock, Series W. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 5.500% Cumulative Preferred Stock, Series W and incorporated herein by reference.

10.42 Deposit Agreement dated as of November 13, 2003 among Registrant, EquiServe Trust Company, N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 6.450% Cumulative Preferred Stock, Series X. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.450% Cumulative Preferred Stock, Series X and incorporated herein by reference.

10.43 Deposit Agreement dated as of March 5, 2004 among Registrant, EquiServe Trust Company, N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 6.250% Cumulative Preferred Stock, Series Z. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 6.250% Cumulative Preferred Stock, Series Z and incorporated herein by reference.

10.44 Limited Partnership Agreement of PSAF Acquisition Partners, L.P. between PS Texas Holdings, Ltd. and the Limited Partner dated as of December 18, 2003. Filed herewith.

11 Statement Re: Computation of Ratio of Earnings per Share. Filed herewith.

12 Statement Re: Computation of Ratio of Earnings to Fixed Charges. Filed herewith.

14 Code of Ethics for Senior Financial Officers. Filed herewith.

21 Subsidiaries of the Registrant. File herewith.

23 Consent of Independent Auditors. Filed herewith.

31.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 signed and dated by Ronald L. Havner. Filed herewith.

31.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 signed and dated by Harvey Lenkin. Filed herewith.

31.3 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 signed and dated by John Reyes. Filed herewith.

32 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed and dated by Ronald L. Havner, Harvey Lenkin and John Reyes. Furnished herewith.

* Compensatory benefit plan.
** Management contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PUBLIC STORAGE, INC.

Date: March 12, 2004

By: /s/ Harvey Lenkin
Harvey Lenkin, President

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ronald L. Havner, Jr. Ronald L. Havner, Jr.	Vice-Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	March 12, 2004
/s/ Harvey Lenkin Harvey Lenkin	President and Director	March 12, 2004
/s/ John Reyes John Reyes	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	March 12, 2004
/s/ B. Wayne Hughes B. Wayne Hughes	Chairman of the Board	March 12, 2004
/s/ B. Wayne Hughes, Jr. B. Wayne Hughes, Jr.	Director	March 12, 2004
/s/ Robert J. Abernethy Robert J. Abernethy	Director	March 12, 2004
/s/ Dann V. Angeloff Dann V. Angeloff	Director	March 12, 2004
/s/ William C. Baker William C. Baker	Director	March 12, 2004
/s/ John T. Evans John T. Evans	Director	March 12, 2004
/s/ Uri P. Harkham Uri P. Harkham	Director	March 12, 2004
/s/ Daniel C. Staton Daniel C. Staton	Director	March 12, 2004

PUBLIC STORAGE, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND SCHEDULES

(Item 15 (a))

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Public Storage, Inc.

We have audited the accompanying consolidated balance sheets of Public Storage, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Public Storage, Inc. at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

Los Angeles, California

February 20, 2004

PUBLIC STORAGE, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002
(amounts in thousands, except share data)

	December 31, 2003	December 31, 2002
ASSETS		
Cash and cash equivalents	$ 204,833	$ 103,124
Real estate facilities, at cost:		
Land	1,332,882	1,304,881
Buildings	3,792,616	3,683,645
	5,125,498	4,988,526
Accumulated depreciation	(1,153,059)	(987,546)
	3,972,439	4,000,980
Construction in process	69,620	87,516
Land held for development	12,236	17,807
	4,054,295	4,106,303
Investment in real estate entities	336,696	329,679
Goodwill	78,204	78,204
Intangible assets, net	111,289	117,893
Notes receivable, primarily due from related parties	100,510	24,324
Other assets	82,242	84,135
Total assets	$ 4,968,069	$ 4,843,662
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable	$ 76,030	$ 115,867
Preferred stock called for redemption	115,000	-
Accrued and other liabilities	131,103	129,327
Total liabilities	322,133	245,194
Minority interest:		
Preferred partnership interests	285,000	285,000
Other partnership interests	141,137	154,499
Commitments and contingencies		
Shareholders' equity:		
Cumulative Preferred Stock, $0.01 par value, 50,000,000 shares authorized, 5,763,986 shares issued (in series) and outstanding, (9,258,486 at December 31, 2002) at liquidation preference	1,867,025	1,817,025
Common Stock, $0.10 par value, 200,000,000 shares authorized, 126,986,734 shares issued and outstanding (116,991,455 at December 31, 2002)	12,699	11,699
Equity Stock, Series A, $0.01 par value, 200,000,000 shares authorized, 8,776.102 shares issued and outstanding	-	-
Class B Common Stock, $0.10 par value, 7,000,000 shares authorized, no shares issued and outstanding (7,000,000 at December 31, 2002)	-	700
Paid-in capital	2,438,632	2,371,194
Cumulative net income	2,366,660	2,030,007
Cumulative distributions paid	(2,465,217)	(2,071,656)
Total shareholders' equity	4,219,799	4,158,969
Total liabilities and shareholders' equity	$ 4,968,069	$ 4,843,662

See accompanying notes.

PUBLIC STORAGE, INC.
CONSOLIDATED STATEMENTS OF INCOME
For each of the three years in the period ended December 31, 2003
(amounts in thousands, except per share data)

	2003	2002	2001
Revenues:			
Rental income:			
Self-storage facilities	$ 798,584	$ 761,446	$ 719,765
Commercial properties	11,442	11,781	12,070
Containerized storage facilities	33,953	29,723	28,474
Tenant reinsurance premiums	22,464	19,947	-
Interest and other income	8,628	8,661	14,225
	875,071	831,558	774,534
Expenses:			
Cost of operations:			
Storage facilities	280,905	250,215	228,442
Commercial properties	4,688	4,462	3,861
Containerized storage facilities	20,918	23,056	24,941
Tenant reinsurance	11,987	9,411	-
Depreciation and amortization	185,775	177,978	164,914
General and administrative	17,127	15,619	21,038
Interest expense	1,121	3,809	3,227
	522,521	484,550	446,423
Income before equity in earnings of real estate entities, minority interest, discontinued operations and gain (loss) on disposition of real estate and real estate investments	352,550	347,008	328,111
Equity in earnings of real estate entities	24,966	29,888	38,542
Minority interest in income:			
Preferred partnership interests	(26,906)	(26,906)	(31,737)
Other partnership interests	(16,797)	(17,181)	(14,278)
Discontinued operations	1,833	(11,530)	(521)
Gain (loss) on disposition of real estate and real estate investments	1,007	(2,541)	4,091
Net income	$ 336,653	$ 318,738	$ 324,208
Net income allocation:			
Allocable to preferred shareholders:			
Based on distributions paid	$ 146,196	$ 148,926	$ 117,979
Based on redemptions of preferred stock (Note 2)	7,120	6,888	14,835
Allocable to Equity Stock, Series A	21,501	21,501	19,455
Allocable to common shareholders	161,836	141,423	171,939
	$ 336,653	$ 318,738	$ 324,208
Net income per common share – basic			
Continuing operations	$1.28	$1.24	$1.41
Discontinued operations	0.01	(0.09)	-
	$1.29	$1.15	$1.41
Net income per common share – diluted			
Continuing operations	$1.27	$1.23	$1.39
Discontinued operations	0.01	(0.09)	-
	$1.28	$1.14	$1.39
Net income per depositary share of Equity Stock, Series A (basic and diluted)	$2.45	$2.45	$2.45
Basic weighted average common shares outstanding	125,181	123,005	122,310
Diluted weighted average common shares outstanding	126,517	124,571	123,577
Weighted average shares of Equity Stock, Series A (basic and diluted)	8,776	8,776	7,940

See accompanying notes.

PUBLIC STORAGE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For each of the three years in the period ended December 31, 2003

(Amounts in thousands, except share and per share amounts)

	Cumulative Preferred Stock	Common Stock	Class B Common Stock	Paid-in Capital	Cumulative Net Income	Cumulative Distributions	Total Shareholders' Equity
Balances at December 31, 2000	$ 1,155,150	$ 12,370	$ 700	$ 2,506,736	$ 1,387,061	$ (1,337,900)	$ 3,724,117
Issuance of Cumulative Preferred Stock; Series Q (6,900 shares), Series R (20,400 shares) and Series S (5,750 shares)	826,250	-	-	(27,177)	-	-	799,073
Redemption of Cumulative Preferred Stock; Series G (6,900 shares), Series H (6,750 shares) and Series I (4,000 shares)	(441,250)	-	-	(75)	-	-	(441,325)
Issuance of Equity Stock, Series A (3,140.500 shares)	-	-	-	74,820	-	-	74,820
Issuance of Common Stock (1,843,634 shares)	-	184	-	46,487	-	-	46,671
Repurchase of Common Stock (10,585,593 shares)	-	(1,058)	-	(275,803)	-	-	(276,861)
Issuance of Put Option (Note 10)	-	-	-	910	-	-	910
Net income	-	-	-	-	324,208	-	324,208
Distributions to shareholders:							
Cumulative Preferred Stock	-	-	-	-	-	(117,979)	(117,979)
Equity Stock, Series A	-	-	-	-	-	(19,455)	(19,455)
Common Stock ($1.69 per common share and common share equivalent)	-	-	-	-	-	(204,596)	(204,596)
Balances at December 31, 2001	1,540,150	11,496	700	2,325,898	1,711,269	(1,679,930)	3,909,583
Issuance of Cumulative Preferred Stock; Series T (6,000 shares), Series U (6,000 shares) and Series V (6,900 shares)	472,500	-	-	(15,484)	-	-	457,016
Redemption of Cumulative Preferred Stock; Series A (1,825,000 shares) and Series J (6,000 shares)	(195,625)	-	-	(36)	-	-	(195,661)
Issuance of Common Stock (2,040,540 shares)	-	204	-	61,033	-	-	61,237
Repurchase of Common Stock (11,000 shares)	-	(1)	-	(380)	-	-	(381)
Stock option expense	-	-	-	163	-	-	163
Net income	-	-	-	-	318,738	-	318,738
Distributions to shareholders:							
Cumulative Preferred Stock	-	-	-	-	-	(148,926)	(148,926)
Equity Stock, Series A	-	-	-	-	-	(21,501)	(21,501)
Common Stock ($1.80 per common share and common share equivalent)	-	-	-	-	-	(221,299)	(221,299)
Balances at December 31, 2002	1,817,025	11,699	700	2,371,194	2,030,007	(2,071,656)	4,158,969
Issuance of Cumulative Preferred Stock; Series W (5,300 shares) and Series X (4,800 shares)	252,500	-	-	(8,354)	-	-	244,146
Redemption of Cumulative Preferred Stock; Series B (2,300,000 shares), Series C (1,200,000 shares) and Series K (4,600 shares)	(202,500)	-	-	(35)	-	-	(202,535)
Conversion of Class B Common Stock (7,000,000 shares) (Note 10)	-	700	(700)	-	-	-	-
Issuance of Common Stock (3,170,279 shares) (Note 10)	-	317	-	81,281	-	-	81,598
Repurchase of Common Stock (175,000 shares) (Note 10)	-	(17)	-	(5,984)	-	-	(6,001)
Stock option expense (Note 12)	-	-	-	530	-	-	530
Net income	-	-	-	-	336,653	-	336,653
Distributions to shareholders:							
Cumulative Preferred Stock	-	-	-	-	-	(146,196)	(146,196)
Equity Stock, Series A	-	-	-	-	-	(21,501)	(21,501)
Common Stock ($1.80 per share)	-	-	-	-	-	(225,864)	(225,864)
Balances at December 31, 2003	$ 1,867,025	$ 12,699	$ -	$ 2,438,632	$ 2,366,660	$ (2,465,217)	$ 4,219,799

See accompanying notes.

PUBLIC STORAGE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2003
(amounts in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 336,653	$ 318,738	$ 324,208
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain, loss and impairment charges (net) included in equity in earnings of real estate investments	(187)	(3,737)	-
(Gain)/loss on disposition of real estate and real estate investments	(1,007)	2,541	(4,091)
Depreciation and amortization	185,775	177,978	164,914
Depreciation included in equity in earnings of real estate entities	27,753	27,078	25,096
Depreciation, impairment losses, and other items associated with discontinued operations (Note 4)	336	10,174	3,147
Minority interest in income	43,703	44,087	46,015
Other operating activities	1,404	12,102	(20,755)
Total adjustments	257,777	270,223	214,326
Net cash provided by operating activities	594,430	588,961	538,534
Cash flows from investing activities:			
Principal payments received on mortgage notes receivable	23,814	35,513	2,199
Issuance of notes receivable to affiliates	(100,000)	-	(35,000)
Business combinations	-	(139,680)	6,276
Capital improvements to real estate facilities	(30,175)	(26,993)	(35,478)
Construction in process	(102,428)	(101,110)	(184,290)
Acquisition of minority interests	(9,867)	(27,544)	(11,841)
Acquisition of real estate facilities	-	(30,117)	(3,503)
Acquisition of investments in real estate entities	(35,118)	(33,956)	(55,468)
Proceeds from the sale of real estate facilities and real estate investments	34,883	15,209	19,936
Other investing activities	(9,285)	(14,786)	(8,889)
Net cash used in investing activities	(228,176)	(323,464)	(306,058)
Cash flows from financing activities:			
Net borrowings on line of credit	-	(25,000)	25,000
Principal payments on notes payable	(39,837)	(27,685)	(12,451)
Net proceeds from the issuance of Common Stock	68,618	23,333	15,857
Net proceeds from the issuance of Cumulative Preferred Stock	244,146	457,016	799,073
Net proceeds from the issuance of Equity Stock, Series A	-	-	74,820
Issuance of Put Option	-	-	910
Repurchase of Common Stock	(6,001)	(381)	(276,861)
Repurchase of preferred partnership units	-	-	(80,000)
Redemption of Cumulative Preferred Stock	(87,535)	(195,661)	(441,325)
Distributions paid to shareholders	(393,561)	(391,726)	(342,030)
Distributions paid to minority interests	(50,031)	(52,174)	(53,862)
Investment by minority interests	(344)	558	18,273
Net cash used in financing activities	(264,545)	(211,720)	(272,596)
Net increase (decrease) in cash and cash equivalents	101,709	53,777	(40,120)
Cash and cash equivalents at the beginning of the year	103,124	49,347	89,467
Cash and cash equivalents at the end of the year	$ 204,833	$ 103,124	$ 49,347

See accompanying notes.

PUBLIC STORAGE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2003
(amounts in thousands)

(Continued)

	2003	2002	2001
Supplemental schedule of non cash investing and financing activities:			
Business combinations (Note 3):			
Real estate facilities	$ -	$(330,426)	$ -
Investment in real estate entities	-	160,236	-
Other assets	-	(8,187)	(4,538)
Accrued and other liabilities	-	23,891	6,993
Minority interest	-	14,806	-
Goodwill	-	-	(26,993)
Disposition of real estate facilities in exchange for notes receivable, other assets, and investment in real estate entities	-	493	16,150
Notes receivable issued in connection with real estate dispositions	-	(493)	(305)
Disposition of minority interest in exchange for other assets:			
Other assets	-	(1,450)	-
Minority interest	-	3,289	-
Acquisition of minority interest in exchange for common stock (Note 9):			
Real estate facilities	(16,687)	(39,780)	-
Minority interest	(6,690)	(25,668)	-
Exchange of Cumulative Preferred Stock, Series B for Cumulative Preferred Stock, Series T:			
Reduction in Cumulative Preferred Stock, Series B	-	(2,150)	-
Increase in Cumulative Preferred Stock, Series T	-	2,150	-
Issuance of Common Stock:			
In connection with business combinations	-	-	30,814
To acquire minority interests	13,510	37,904	-
Exchange of Common Stock for Common Stock, Series B:			
Reduction in Common Stock, Series B (7,000,000 shares)	(700)	-	-
Increase in Common Stock (7,000,000 shares)	700	-	-

See accompanying notes.

1. Description of the business

Public Storage, Inc. (the "Company") is a California corporation, which was organized in 1980. We are a fully integrated, self-administered and self-managed real estate investment trust ("REIT") whose principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, usually on a month-to-month basis, for personal and business use. In addition, to a much lesser extent, we have interests in commercial properties, containing commercial and industrial rental space, and interests in facilities that lease storage containers.

We invest in real estate facilities by acquiring wholly owned facilities or by acquiring interests in real estate entities which own facilities. At December 31, 2003, we had direct and indirect equity interests in 1,410 storage facilities located in 37 states and operating under the "Public Storage" name. We also have direct and indirect equity interests in approximately 20.1 million net rentable square feet of commercial space located in 10 states.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements include the accounts of the Company and 38 controlled entities (the "Consolidated Entities"). Collectively, the Company and the Consolidated Entities own a total of 1,382 real estate facilities, consisting of 1,374 self-storage facilities, five industrial facilities used by the containerized storage operations and three commercial properties.

At December 31, 2003, we had equity investments in seven limited partnerships in which we do not have a controlling interest. These limited partnerships collectively own 36 self-storage facilities, which are managed by the Company. In addition, we own approximately 44% of the common equity of PS Business Parks, Inc. ("PSB"), which owns and operates 18.3 million net rentable square feet of commercial space as of December 31, 2003. We do not control these entities, accordingly, our investments in these limited partnerships and PSB (these entities are referred to collectively as the "Unconsolidated Entities") are accounted for using the equity method.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Income taxes

For all taxable years subsequent to 1980, the Company qualified and intends to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code. As a REIT, we are not taxed on that portion of our taxable income which is distributed to our shareholders provided that we meet certain tests. We believe we have met these tests during 2003, 2002 and 2001; accordingly, no provision for income taxes has been made in the accompanying financial statements.

Financial instruments

The methods and assumptions used to estimate the fair value of financial instruments is described below. We have estimated the fair value of our financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of market value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

For purposes of financial statement presentation, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Due to the short period to maturity of our cash and cash equivalents, accounts receivable, and other financial assets included in other assets, and accrued and other liabilities, the carrying values as presented on the consolidated balance sheets are reasonable estimates of fair value. The carrying amount of notes receivable approximates fair value because the applicable interest rates approximates market rates for these loans. Notes receivable were all current at December 31, 2003. A comparison of the carrying amount of notes payable to their estimated fair value is included in Note 8, "Notes Payable."

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and notes receivable. Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in entities with an investment grade rating. Notes receivable consist primarily of $100.0 million due from Public Storage Business Parks ("PSB") that was repaid entirely by March 11, 2004. Accounts receivable from customers are a component of other assets, and are not a significant component of total assets.

Included in cash and cash equivalents at December 31, 2003 is $1,835,000 ($11,423,000 at December 31, 2002) held by STOR-Re Mutual Insurance Company, Inc. ("STOR-Re"). Insurance and other regulations place significant restrictions on our ability to withdraw these funds for purposes other than insurance activities (see Note 3). Other assets at December 31, 2003 includes investments totaling $27,995,000 ($13,801,000 at December 31, 2002) in held to maturity debt securities owned by STOR-Re stated at amortized cost which approximates fair value.

Real estate facilities

Real estate facilities are recorded at cost. Costs associated with the acquisition, development, construction, renovation, and improvement of properties are capitalized. Interest, property taxes, and other costs associated with development incurred during the construction period are capitalized as building cost. Expenditures for repairs and maintenance are charged to expense when incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between 5 and 25 years.

Evaluation of asset impairment

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). We adopted both of these statements effective January 1, 2002.

With respect to goodwill, we evaluate impairment annually through a two-step process. In the first step, if the fair value of the reporting unit to which the goodwill applies is equal to or greater than the carrying amount of the assets of the reporting unit, including the goodwill, the goodwill is considered unimpaired and the second step is unnecessary. If, however, the fair value of the reporting unit is less than the carrying amount, the second step is performed. In this test, we compute the implied fair value of the goodwill based upon the allocations that would be made to the goodwill, other assets and liabilities of the reporting unit if a business combination transaction were consummated at the fair value of the reporting unit. An impairment loss is recorded to the extent that the implied fair value of the goodwill is less than the goodwill's carrying amount. No impairments of our goodwill were identified in our annual evaluations at December 31, 2003 and December 31, 2002.

With respect to other long-lived assets, we evaluate such assets on a quarterly basis. We first evaluate these assets for indicators of impairment such as a) a significant decrease in the market price of a long-lived asset, b) a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition, c) a significant adverse change in legal factors or the business climate that could affect the value of the long-lived asset, d) an accumulation of costs significantly in excess of the amount originally projected for the acquisition or construction of the long-lived asset, or e) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of the long-lived asset. When any such indicators of impairment are noted, we compare the carrying value of these assets to the future estimated undiscounted cash flows attributable to these assets. If the asset's recoverable amount is less than the carrying value of the asset, then an impairment charge is booked for the excess of carrying value over the asset's fair value.

Any long-lived assets which we expect to sell or dispose of prior to their previously estimated useful life are stated at the lower of their estimated net realizable value (less cost to sell) or their carrying value.

Impairments were identified with respect to our long-lived assets associated with our Discontinued Operations as described further in Note 4. In addition, an impairment charge in the amount of $420,000 was recorded in the year ended December 31, 2002 relating to trucks and other equipment of the continuing containerized storage business. No other impairments were identified.

Accounting for Stock-Based Compensation

We utilize the Fair Value Method of accounting for our employee stock options issued after December 31, 2001, and utilize the APB 25 Method for employee stock options issued prior to January 1, 2002. Restricted Stock Unit expense is recorded over the relevant vesting period. See Note 12 for a full discussion of our accounting with respect to employee stock options and restricted stock units.

Other assets

Other assets primarily consist of containers and equipment associated with the containerized storage operations, assets associated with the truck rental business, accounts receivable, and prepaid expenses. Accounts receivable due from tenants are net of allowances for estimated doubtful accounts.

Containers and equipment utilized in our containerized storage business totaled $10,895,000 and $20,275,000 at December 31, 2003 and 2002, respectively. The carrying amounts are net of accumulated depreciation and asset impairment charges. As discussed in Note 4, during 2003 and 2002 impairment charges amounting to $2,479,000 and $6,504,000, respectively, were recorded with respect to containers and equipment utilized in the discontinued containerized storage operations. In addition, during 2002, an impairment charge of $420,000 was recorded with respect to assets used in the continuing containerized storage operations.

Included in depreciation and amortization expense for 2003, 2002 and 2001 is $7,610,000, $4,503,000, and $3,606,000 respectively, related to depreciation of other assets. Included in discontinued operations for 2003, 2002, and 2001, respectively, is depreciation expense of $1,461,000, $2,518,000, and $2,245,000 respectively, related to depreciation of containers and equipment of the discontinued operations of the containerized storage business.

Other assets at December 31, 2003 also includes investments totaling $27,995,000 ($13,801,000 at December 31, 2002) in held to maturity debt securities owned by STOR-Re (see Note 3) stated at amortized cost, which approximates fair value.

Accrued and other liabilities

Accrued and other liabilities consist primarily of trade payables, real and personal property tax accruals, accrued interest, and losses and loss adjustment liabilities, as discussed below.

STOR-Re (see Note 3), provides limited property and liability insurance coverage to the Company and affiliates of the Company. This entity accrues liabilities for losses and loss adjustment expense, which at December 31, 2003 totaled $28,741,000 ($22,911,000 at December 31, 2002). PS Insurance Company, Ltd. reinsures policies against claims for losses to goods stored by tenants in our self-storage facilities (see Note 3). This entity accrues liabilities for losses and loss adjustment expense, which at December 31, 2003 totaled $2,486,000 ($2,135,000 at December 31, 2002).

Liabilities for losses and loss adjustment expenses include an amount determined from loss reports and individual cases and an amount, based on recommendations from an outside actuary using a frequency and severity method, for losses incurred but not reported. Determining the liability for unpaid losses and loss adjustment expense is based upon estimates and while we believe that the amount is adequate, the ultimate loss may be in excess of or less than the amounts provided. The methods for making such estimates and for establishing the resulting liability are continually reviewed.

The Company, STOR-Re, and its affiliates' maximum aggregate annual exposure for losses that are below the deductibles set forth in the third-party insurance contracts, assuming multiple significant events occur, is approximately $30 million. In addition, if losses exhaust the third-party insurers' limit of coverage of $125,000,000 for property coverage and $101,000,000 for general liability, our exposure could be greater. These limits, however, are higher than estimates of maximum probable losses that could occur from individual catastrophic events (i.e., earthquake and wind damage) determined in recent engineering and actuarial studies.

PS Insurance Company, Ltd. has outside third-party insurance coverage for losses from any individual event that exceeds a loss of $500,000, to a limit of $10,000,000. Losses below the third-party insurers' deductible amounts are accrued as cost of operations for the tenant reinsurance operations.

Intangible assets and goodwill

Intangible assets consist of property management contracts ($165,000,000) and the excess of the acquisition cost over the fair value of net tangible and identifiable intangible assets or "goodwill" ($94,719,000) acquired in business combinations.

Prior to January 1, 2002, we amortized goodwill using the straight-line method over 25 years. Goodwill on our balance sheet has an indeterminate life and, in accordance with the provisions of Statement of Financial Accounting Standards No. 142, amortization of goodwill ceased effective January 1, 2002. Our other intangibles have a defined life and continue to be amortized over 25 years. Had we continued to amortize goodwill in 2002 and 2003 as we did in 2001, net income would have been reduced by $2,705,000 in each year and basic and diluted earnings per share would have been reduced $0.02 per share in each of 2003 and 2002, respectively.

Goodwill is net of accumulated amortization of $16,515,000 at December 31, 2003 and 2002. At December 31, 2003, property management contracts are net of accumulated amortization of $53,711,000 ($47,107,000 at December 31, 2002). Included in depreciation and amortization expense for 2003, 2002, and 2001 is $6,604,000 with respect to the amortization of property management contracts. We expect amortization expense with respect to property management contracts will be $6,604,000 per year in each of the five years ended through December, 2008. Included in depreciation and amortization expense for 2001 is $2,705,000 relating to the amortization of goodwill (none for 2002 and 2003).

Revenue and expense recognition

Rental income, which is generally earned pursuant to month-to-month leases for storage space, is recognized as earned. Promotional discounts are recognized as a reduction to rental income over the promotional period, which is generally during the first month of occupancy. Late charges and administrative fees are recognized as rental income when collected. Tenant reinsurance premiums are recognized as premiums are collected. Interest income is recognized as earned. Equity in earnings of real estate entities is recognized based on our ownership interest in the earnings of each of the unconsolidated real estate entities.

We accrue for property tax expense based upon estimates and historical trends. If these estimates are incorrect, the timing of expense recognition could be affected.

Cost of operations, general and administrative expense, interest expense, as well as television, yellow page, and other advertising expenditures are expensed as incurred. Television, yellow page, and other advertising expense totaled $25,231,000, $25,610,000, and $21,897,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

Environmental costs

Our policy is to accrue environmental assessments and/or remediation cost when it is probable that such efforts will be required and the related costs can be reasonably estimated. Our current practice is to conduct environmental investigations in connection with property acquisitions. Although there can be no assurance, we are not aware of any environmental contamination of any of our facilities, which individually or in the aggregate would be material to our overall business, financial condition, or results of operations.

Net income per common share

Cumulative Preferred Stock dividends totaling $146,196,000, $148,926,000, and $117,979,000 for the years ended December 31, 2003, 2002 and 2001, respectively, have been deducted from net income to arrive at net income allocable to our common shareholders.

In addition, during 2003, we implemented the Security and Exchange Commission's (the "SEC") clarification of Emerging Issues Task Force ("EITF") Topic D-42.. EITF Topic D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock" provides, among other things, that any excess of (1) the fair value of the consideration transferred to the holders of preferred stock redeemed over (2) the carrying amount of the preferred stock should be subtracted from net earnings to determine net earnings available to common stockholders in the calculation of earnings per share.

During 2001, 2002, and 2003, we called for redemption various series of our cumulative perpetual preferred stock. Our interpretation of EITF Topic D-42, prior to the clarification, was that the carrying amount of our preferred stock was equivalent to the liquidation preference as recorded on our balance sheet. Each of the series of preferred stock that was called for redemption was redeemed at the liquidation preference. Accordingly, based upon our interpretation, the fair value of the consideration given at redemption was equivalent to the carrying amount on our balance sheet, resulting in no impact to net earnings available to common stockholders in the calculation of earnings per share.

At the July 31, 2003 meeting of the EITF, the Securities and Exchange Commission Observer clarified that for the purposes of applying EITF Topic D-42, the carrying amount of the preferred stock should be reduced by the issuance costs of the preferred stock, regardless of where in the stockholders' equity section those costs were initially classified on issuance. We therefore revised our accounting treatment in 2003 to conform to the SEC Observer's clarification, and have reflected adjustments to amounts previously reported in 2001 and 2002 to conform such presentations to the SEC Observer's clarification.

As a result of this implementation, we allocated an additional $7,120,000 ($0.06 per diluted share) for the year ended December 31, 2003 for the excess of the redemption amount over the carrying amount of our Cumulative Preferred Stock. In addition, the 2002 and 2001 allocations of net income and earnings per share have been restated to reflect the allocation of $6,888,000 ($0.06 per diluted share) and $14,835,000 ($0.12 per diluted share), respectively, for such excess with respect to redemptions of our Cumulative Preferred Stock. It is our policy to record such allocation at the time the securities are called for redemption. This implementation had no impact upon our reported net income; however, the implementation did result in a reallocation of such net income between our preferred and common shareholders.

Net income allocated to our common shareholders has been further allocated among our two classes of common stock; our regular common stock and our Equity Stock, Series A. The allocation among each class was based upon the two-class method. Under the two-class method, earnings per share for each class of common stock is determined according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, the Equity Stock, Series A for the years ended December 31, 2003, 2002 and 2001 were allocated approximately $21,501,000, $21,501,000 and $19,455,000, respectively, of net income. The remaining $161,836,000, $141,423,000, and $171,939,000, for the years ended December 31, 2003, 2002, and 2001, respectively, was allocated to our common stock.

Basic net income per share is computed using the weighted average common shares outstanding (prior to the dilutive impact of stock options and restricted stock outstanding). Diluted net income per common share is computed using the weighted average common shares outstanding (adjusted for the dilutive impact of stock options and restricted stock outstanding that totaled 1,336,000 in 2003, 1,566,000 in 2002 and 1,267,000 shares in 2001).

Commencing January 1, 2000, the 7,000,000 Class B common shares outstanding began to participate in distributions of the Company's earnings. Distributions per share of Class B common stock are equal to 97% of the per share distribution paid to the regular common shares. As a result of this participation in the distribution of our earnings, we have included 6,790,000 (7,000,000 x 97%) Class B common shares in the weighted average common equivalent shares for the year ended December 31, 2001.

As of March 31, 2002, the remaining contingency for the conversion of the Class B common stock into regular common stock was satisfied. As a result, beginning April 1, 2002, we began to include all 7,000,000 Class B common shares in the computation of the weighted average common equivalent shares. The Class B common stock converted into 7,000,000 shares of common stock on January 1, 2003.

Reclassifications

Certain amounts previously reported have been reclassified to conform to the December 31, 2003 presentation, including Discontinued Operations (see Note 4) and the application of the SEC Observer's clarification of EITF Topic D-42 (see "Net Income per Common Share" above).

3. Business combinations

Development Joint Venture

On January 16, 2002, we acquired the remaining 70% interest we did not own in a partnership (the "Development Joint Venture"). The Development Joint Venture was formed in April 1997 to develop self-storage facilities and was funded with equity capital consisting of 30% from the Company and 70% from an institutional investor. The Development Joint Venture developed and owns a total of 47 self-storage facilities. Prior to January 16, 2002, we accounted for our investment in the Development Joint Venture using the equity method of accounting. The aggregate cost of this business combination was $268,209,000, consisting of our pre-existing investment in the Development Joint Venture of $115,131,000 and cash of $153,078,000 paid to the institutional investor to acquire its interest.

STOR-Re Mutual Insurance Company, Inc. (STOR-Re)

As a result of obtaining a controlling ownership interest, effective July 1, 2002 we began consolidating STOR-Re. Accordingly, the assets and liabilities and operating results subsequent to July 1, 2002 of STOR-Re are included on our financial statements. Our investment in STOR-Re, which at June 30, 2002 was classified as an Other Asset in the amount of $8,541,000, was allocated to the cash, other assets, and liabilities of STOR-Re as described in the table below.

STOR-Re was formed in 1994 as an association captive insurance company owned by the Company and its affiliates. STOR-Re provides limited property and liability insurance to the Company and its affiliates. The Company also utilizes other insurance carriers to provide property and liability coverage in excess of STOR-Re's limitations.

Prior to July 1, 2002, the insurance premiums paid to STOR-Re were included in property operating expenses. After June 30, 2002, the insured liabilities costs incurred by STOR-Re with respect to the Company and the Consolidated Entities facilities are presented as property operating expenses. The insured liability costs incurred by STOR-Re are substantially equivalent to the premiums paid by the Company and its affiliates; accordingly, the consolidation of STOR-Re had no material impact upon the Company's income statement. The net operating results of STOR-Re with respect to its insurance services provided to the Unconsolidated Entities are included in "Interest and other income."

Other Partnerships

As a result of obtaining a controlling ownership interest, we began to consolidate the accounts of two publicly-held limited partnerships owning 31 self-storage facilities in which we are the general partner, effective January 1, 2002. Our $45,105,000 investment at December 31, 2001 was allocated to the cash, other assets, liabilities, and minority interests of these entities as described in the table below. Prior to 2002, we accounted for our investment in these entities using the equity method of accounting.

PS Insurance Company, Ltd.

On December 31, 2001, we acquired all of the capital stock of PS Insurance Company, Ltd. ("PS Insurance Company"), which reinsures policies against losses to goods stored by tenants in our self-storage facilities and which owned, and continues to own, 301,032 shares of the Company's common stock. Prior to December 31, 2001, PS Insurance Company was owned by our chairman and former chief executive officer, B. Wayne Hughes, and members of his family (collectively, "Hughes").

The acquisition cost was $24,538,000, which was composed of $30,814,000 in common stock (1,439,765 shares issued to Hughes less the 301,032 shares held by PS Insurance Company valued at the market price of the common stock at the time the acquisition agreement was entered into and announced publicly) less $6,276,000 cash held by PS Insurance Company.

The purchase price was allocated first to the tangible assets and liabilities of PS Insurance Company. The difference between the purchase price and the net tangible assets was determined to be related to the value of the ongoing operations of the enterprise as a whole (and not to any specific intangible asset) and was therefore allocated to goodwill. The goodwill has an indeterminate life and therefore will not be amortized.

Each of the business combinations, indicated above, has been accounted for using the purchase method. Accordingly, allocations of the total acquisition cost to the net assets acquired were made based upon the fair value of such assets and liabilities assumed with respect to the transactions, with the remainder, if any, allocated to goodwill. Accordingly, allocations of the total acquisition cost to the net assets acquired were made based upon the fair value of such assets and liabilities assumed with respect to the transactions occurring in 2002 and 2001 (none in 2003) are summarized as follows:

	Development Joint Venture	STOR - Re	Partnership Acquisitions	PS Insurance Acquisition	Total
	(Amounts in thousands)				
2002 business combinations:					
Real estate facilities	$ 269,898	$ -	$ 60,528	$ -	$ 330,426
Cash	-	12,647	751	-	13,398
Other assets	1,122	14,553	1,053	-	16,728
Accrued and other liabilities	(2,811)	(18,659)	(2,421)	-	(23,891)
Minority interest	-	-	(14,806)	-	(14,806)
	$ 268,209	$ 8,541	$ 45,105	$ -	$ 321,855
2001 business combinations:					
Goodwill	$ -	$ -	$ -	$ 26,993	$ 26,993
Other assets	-	-	-	4,538	4,538
Accrued and other liabilities	-	-	-	(6,993)	(6,993)
	$ -	$ -	$ -	$ 24,538	$ 24,538

The historical operating results of the above acquisitions prior to each respective acquisition date have not been included in the Company's historical operating results. Pro-forma data (unaudited) for the year ended December 31, 2002 (there were no pro-forma adjustments required for the year ended December 31, 2003 as all the transactions denoted above had occurred by December 31, 2002) as though the business combinations above had been effective at the beginning of fiscal 2002 are as follows:

	For the Year Ended December 31, 2002
	(in thousands except per share data)
Revenues	$832,905
Net income	$318,503
Net income per common share (Basic)	$1.15
Net income per common share (Diluted)	$1.13

The pro-forma data does not purport to be indicative either of results of operations that would have occurred had the transactions occurred at the beginning of fiscal 2001 or future results of operations of the Company. Certain pro-forma adjustments were made to the combined historical amounts to reflect (i) expected reductions in general and administrative expenses, (ii) estimated increased interest expense from bank borrowings to finance the cash portion of the acquisition cost and (iii) estimated increase in depreciation expense.

4. Discontinued Operations

Statement of Financial Accounting Standards No. 144 ("SFAS No. 144") addresses accounting for discontinued operations. The Statement requires the segregation of all disposed components of an entity with operations that (i) can be distinguished from the rest of the entity and (ii) will be eliminated from the ongoing operations of the entity in a disposal transaction.

During 2002, we adopted a business plan that included the closure of 22 non-strategic containerized storage facilities. During 2003, we identified an additional 9 facilities for closure. Each of these 31 containerized storage facilities (collectively, the "Closed Facilities") represented components of our Containerized Storage business segment. The related assets of the Closed Facilities (consisting primarily of storage containers) were deemed not recoverable from future operations, and as a result asset impairment charges for the excess of these assets' net book value over their fair value, determined based upon the values of similar assets, was recorded during 2002 and 2003 totaling $6,504,000 and $2,479,000, respectively.

In 2003, we decided to sell an industrial facility that was previously used by one of the closed facilities. We determined in the quarter ended June 30, 2003 that the net proceeds from this sale would be $750,000 less than the book value and, accordingly, we recorded an impairment charge of $750,000. The sale of the facility was completed in December 2003, and a loss on sale, representing the difference between the net proceeds received and the book value (net of the $750,000 impairment charge) of $355,000 was recorded. The impairment charge and loss on sale is included in discontinued operations.

During 2002, lease termination costs, representing the expected remaining lease liability following closure of the facilities, were accrued in the amount of $2,447,000 for 2002. In accordance with the provisions of Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which we adopted on January 1, 2003, we no longer accrue for such lease termination or other liabilities and instead recognize such expenses as they are incurred. If recorded, such lease termination accruals would have decreased net income by $610,000 for the year ended December 31, 2003.

The historical operations of the Closed Facilities (including the asset impairment and lease termination costs) are classified as discontinued operations, with the rental income, cost of operations, and depreciation expense with respect to these facilities for current and prior periods included in the line-item "Discontinued Operations" on the income statement.

During 2003, we sold four self storage facilities that we owned in the Knoxville, Tennessee, and one self-storage facility located in Perrysburg, Ohio. The operations of these facilities and the Knoxville Facilities (collectively, the "Sold Self-Storage Facilities"), including the gain on sale of $5,476,000, are reported as discontinued operations.

During 2002, we sold one of our commercial properties (the "Sold Commercial Property") to a third party. The historical operations of this property for 2002 and 2001 are included in Discontinued Operations.

The following table summarizes the historical operations of the Sold Self-Storage Facilities, the Closed Facilities and the Sold Commercial Property:

Discontinued Operations:	Year ended December 31,		
	2003	2002	2001
	(Amounts in thousands)		
Rental income (a):			
Sold self-storage facilities	$ 1,579	$ 1,841	$ 1,897
Closed facilities	9,385	22,396	19,212
Sold commercial property	-	268	460
Total rental income	10,964	24,505	21,569
Cost of operations (a):			
Sold self-storage facilities	617	742	769
Closed facilities	8,178	22,588	18,063
Sold commercial property	-	84	111
Total cost of operations	8,795	23,414	18,943
Depreciation and amortization (a):			
Sold self-storage facilities	424	528	523
Closed facilities	1,804	3,035	2,508
Sold commercial property	-	107	116
Total expenses	2,228	3,670	3,147
Loss before other items	(59)	(2,579)	(521)
Other items:			
Sold self-storage facilities (b)	5,476	-	-
Closed facilities (c)	(3,584)	(8,951)	-
Commercial properties	-	-	-
Total other items	1,892	(8,951)	-
Total discontinued operations	$ 1,833	$ (11,530)	$ (521)

(a) These amounts represent the historical operations of the Sold Self-Storage Facilities, the Closed Facilities, and the Sold Commercial Property, and include amounts previously classified as rental income, cost of operations, and depreciation expense in the financial statements of prior periods.

(b) Represents the net gain on sale.

(c) Other items include asset impairment charges with respect to the containers and equipment of the Closed Facilities totaling $2,479,000 and $6,504,000 for the years ended December 31, 2003 and 2002, respectively. Amounts for 2003 also include a $750,000 impairment charge and a $355,000 loss on sale with respect to a facility previously used by one of the Closed Facilities, which was sold in December 2003. Amounts for 2002 also include $2,447,000 in lease termination accruals.

There are no significant assets or liabilities of discontinued operations at December 31, 2003 or 2002.

5. Real estate facilities

Activity in real estate facilities during 2003, 2002 and 2001 is as follows:

	2003	2002	2001
	(Amounts in thousands)		
Operating facilities, at cost:			
Beginning balance	$ 4,988,526	$ 4,431,054	$ 4,134,417
Property acquisitions:			
Business combinations (Note 3)	-	330,426	-
Other acquisitions	-	30,117	3,503
Disposition of facilities	(31,327)	(4,619)	(9,603)
Newly developed facilities opened for operations	121,437	134,775	264,161
Acquisition of minority interest (Note 9)	16,687	39,780	3,098
Capital improvements	30,175	26,993	35,478
Ending balance	5,125,498	4,988,526	4,431,054
Accumulated depreciation:			
Beginning balance	(987,546)	(819,932)	(668,018)
Additions during the year (a)	(172,328)	(168,023)	(152,901)
Disposition of facilities	6,815	409	987
Ending balance	(1,153,059)	(987,546)	(819,932)
Construction in process:			
Beginning balance	87,516	121,181	217,140
Current development	102,428	101,110	171,865
Transfers to land held for development	1,113	-	(3,663)
Newly developed facilities opened for operations	(121,437)	(134,775)	(264,161)
Ending balance	69,620	87,516	121,181
Land held for development:			
Beginning balance	17,807	30,001	21,447
Acquisitions	-	-	12,425
Transfers to land held for development	(1,113)	-	3,663
Dispositions	(4,458)	(12,194)	(7,534)
Ending balance	12,236	17,807	30,001
Total real estate facilities	$ 4,054,295	$ 4,106,303	$ 3,762,304

(a) Included in additions for the years ended December 31, 2003, 2002, and 2001, respectively, is $767,000, $635,000, and $902,000 in real estate depreciation expense with respect to discontinued operations. See Note 4.

Operating Facilities

During 2003, we opened 14 newly developed self-storage facilities with an aggregate cost of $107,126,000. We also completed expansions to eight existing self-storage facilities with a total cost of $12,533,000 and incurred additional costs with respect to facilities opened in prior years of $1,778,000.

During 2003 we sold five self-storage facilities and an industrial facility previously used by the containerized storage operations for aggregate net proceeds of $20,950,000 of cash. An aggregate net gain on sale of $5,121,000 was recorded for these sales, combined with an impairment charge in the amount of $750,000 which was recorded when it was determined that the industrial facility would be sold for less than its book value. The gain and impairment charge are included in Discontinued Operations.

In addition, during 2003 we sold excess land and completed the sale of two additional self-storage facilities for aggregate net proceeds of $13,082,000, recognizing a net gain on sale of $691,000. The two self-storage facilities had been operated by the buyer pursuant to a lease arrangement, with the lease income with respect to these two facilities included in "Interest and Other Income."

During 2002, we opened 14 newly developed traditional self-storage facilities with an aggregate cost of $92,109,000 and two newly developed facilities that combine traditional self-storage facilities and containerized storage facilities in the same location ("Combination Facilities") with an aggregate cost of $14,852,000. We also completed expansions to existing self-storage facilities with a total cost of $27,814,000 and acquired nine self-storage facilities, in separate transactions from third parties, for $30,117,000 cash.

During 2002, we sold four plots of land and one commercial facility for an aggregate of $15,702,000, consisting of $15,209,000 of cash and notes receivable in the amount of $493,000. An aggregate loss in the amount of $702,000 was recorded on the sale of these properties.

During 2001, we opened 12 newly developed self-storage facilities at a total cost of approximately $66,905,000 and 10 Combination Facilities at a total cost of approximately $106,004,000. In addition, we opened an industrial facility we had acquired and renovated for use in the containerized storage operations, at a total cost of approximately $9,993,000. We also completed expansions to existing self-storage facilities with a total cost of approximately $81,259,000 and acquired one self-storage facility from a third party for approximately $3,503,000 in cash.

During 2001, we disposed of two facilities and a parcel of land for a total of $20,241,000, composed of $19,936,000 cash and a note receivable of $305,000. An aggregate gain of $4,091,000 was recorded on these dispositions.

At December 31, 2003, the unaudited adjusted basis of real estate facilities for federal tax purposes was approximately $3.0 billion.

Construction in process and land held for development

Construction in process consists of land and development costs relating to the development of storage facilities. At December 31, 2003, construction in process consists primarily of 13 facilities that will be developed on newly acquired land and the expansion and remodeling of 25 existing self-storage facilities. In addition, at December 31, 2003 we have five parcels of land held for development with total costs of approximately $12,236,000.

6. Investments in real estate entities

At December 31, 2003, our investments in real estate entities consist of ownership interests in seven partnerships, which principally own self-storage facilities, and our ownership interest in PSB. These interests are non-controlling interests of less than 50% and are accounted for using the equity method of accounting. Accordingly, earnings are recognized based upon our ownership interest in each of the partnerships. The accounting policies of these entities are similar to the Company's.

During 2003, 2002 and 2001, we recognized earnings from our investments of $24,966,000, $29,888,000, and $38,542,000, respectively, and received cash distributions totaling $17,754,000, $19,496,000, and $24,124,000, respectively. In addition, during 2003 and 2002, we recognized gains of $187,000 and $3,737,000, respectively, representing our share of PSB's gains on sale of investments in real estate; these gains are presented in "Equity in earnings from real estate entities" in our consolidated income statement.

During 2003, 2002, and 2001, we invested a total of $340,000, $223,000, and $15,954,000 in the real estate entities.

The following table sets forth our investments in the Unconsolidated Entities at December 31, 2003 and 2002 and our equity in earnings of real estate investments for each of the three years ended December 31, 2003:

	Investments in Real Estate Entities at December 31,		Equity in Earnings of Real Estate Entities for the year ended December 31,		
	2003	2002	2003	2002	2001
PSB (a)	$ 282,428	$ 273,790	$ 19,687	$ 24,461	$ 23,226
Other investments	54,268	55,364	5,269	5,167	5,177
Disposed investments (b)	-	525	10	260	10,139
Total	$ 336,696	$ 329,679	$ 24,966	$ 29,888	$ 38,542

(a) Included in equity in earnings for 2003 and 2002 is our pro-rata share of PSB's gain on sale of investments in real estate in the amount of $187,000 and $3,737,000, respectively.

(b) Represents amounts associated with investments no longer held as of December 31, 2003. As described in Note 3, in 2002 we began consolidating the results of the Development Joint Venture and two other partnerships (the Acquired Partnerships), and as a result eliminated our respective investment in each entity. In addition, we disposed of a real estate investment during 2003, receiving net proceeds of $851,000, and recognizing a gain of $316,000 - representing the excess of the net proceeds over the book value of this investment.

Investment in PS Business Parks, Inc. ("PSB")

On January 2, 1997, we reorganized our commercial property operations into an entity now known as PS Business Parks, Inc., a REIT traded on the American Stock Exchange, and an operating partnership controlled by PS Business Parks, Inc. (collectively, the REIT and the operating partnership are referred to as "PSB"). The Company and certain partnerships in which the Company has a controlling interest have a 44% common equity interest in PSB as of December 31, 2003. This 44% common equity interest is comprised of the ownership of 5,418,273 shares of common stock and 7,305,355 limited partnership units in the operating partnership; these limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. Based upon PSB's trading price at December 31, 2003 ($41.26), the shares and units had a market value of approximately $524,977,000 as compared to a book value of $282,428,000.

At December 31, 2003, PSB owned and operated approximately 18.3 million net rentable square feet of commercial space. In addition, PSB manages 960,000 net rentable square feet of commercial space owned by the Company and the Consolidated Entities pursuant to property management agreements.

The following table sets forth the condensed statements of operations for each of the two years ended December 31, 2003 and 2002, and the condensed balance sheets of PSB at December 31, 2003 and 2002. The amounts below represent 100% of PSB's balances and not our pro-rata share.

	For the Year Ended December 31,	
	2003	2002
	(Amount in thousands)	
For the year ended December 31,		
Total revenue (a)	$ 198,035	$ 192,363
Cost of operations and other expenses	(62,761)	(61,621)
Depreciation and amortization	(58,927)	(55,183)
Discontinued operations (b)	3,334	14,041
Minority interest	(30,585)	(32,170)
Net income	$ 49,096	$ 57,430
At December 31,		
Total assets (primarily real estate)	$ 1,358,861	$ 1,156,802
Total debt (c)	264,694	70,279
Other liabilities	35,701	36,902
Preferred equity and preferred minority interests	386,423	388,563
Common equity	672,043	661,058

(a) Included in total revenue are gains on sale of marketable securities totaling $2,043,000 and $41,000 for the years ended December 31, 2003 and 2002, respectively.

(b) Included in discontinued operations is an impairment charge recorded on impending real estate sales totaling $5,907,000 and $900,000 for the years ended December 31, 2003 and 2002, respectively; net gains on sale of real estate facilities totaling $2,897,000 and $9,023,000 for the years ended December 31, 2003 and 2002, respectively; and equity income in discontinued property operations totaling $6,344,000 and $5,918,000 for the years ended December 31, 2003 and 2002, respectively.

(c) Total debt at December 31, 2003 includes $100,000,000 due to the Company pursuant to a loan agreement. See Note 11, Related Party Transactions, below.

Other Investments

The Other Investments consist primarily of an average 41% common equity ownership, which we owned throughout the three-year period ending December 31, 2003, in seven limited partnerships (collectively, the "Other Investments") owning an aggregate of 36 storage facilities. During 2003 and 2002, we acquired additional equity interests in these entities for a total of $340,000 and $223,000, respectively.

The following table sets forth certain condensed financial information (representing 100% of these entities' balances and not our pro-rata share) with respect to Other Investments:

	2003	2002
	(Amount in thousands)	
For the year ended December 31,		
Total revenue	$ 26,763	$ 25,884
Cost of operations and other expenses	(9,109)	(8,605)
Depreciation and amortization	(2,573)	(2,535)
Net income	$ 15,081	$ 14,744
At December 31,		
Total assets (primarily storage facilities)	$ 56,592	$ 56,731
Total debt	1,930	5,450
Other liabilities	1,618	1,121
Partners' equity	53,044	50,160

7. Revolving line of credit

We have a $200 million revolving line of credit (the "Credit Agreement") that has a maturity date of October 31, 2004 and bears an annual interest rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.45% to LIBOR plus 1.50% depending on our credit ratings (currently 0.45%). In addition, we are required to pay a quarterly commitment fee ranging from 0.20% per annum to 0.30% per annum depending on our credit ratings (currently the fee is 0.20% per annum). At December 31, 2003, we had no borrowings on our line of credit.

The Credit Agreement includes various covenants, the more significant of which requires us to (i) maintain a balance sheet leverage ratio of less than 0.50 to 1.00, (ii) maintain certain quarterly interest and fixed-charge coverage ratios (as defined) of not less than 2.50 to 1.0 and 1.75 to 1.0, respectively, and (iii) maintain a minimum total shareholders' equity (as defined). In addition, we are limited in our ability to incur additional borrowings (we are required to maintain unencumbered assets with an aggregate book value equal to or greater than two times our unsecured recourse debt). We were in compliance with all the covenants of the Credit Agreement at December 31, 2003.

8. Notes payable

Notes payable at December 31, 2003 and 2002 consist of the following:

	2003		2002	
	Carrying amount	Fair value	Carrying amount	Fair value
	(Amounts in thousands)			
Unsecured senior notes:				
7.47% note due January 2004	$ 14,600	$ 14,600	$ 29,300	$ 29,300
7.66% note due January 2007	44,800	44,800	56,000	56,000
7.08% note due November 2003	-	-	10,000	10,000
Mortgage notes payable:				
10.55% mortgage notes secured by real estate facilities, principal and interest payable monthly, due August 2004	14,863	15,266	18,167	19,409
7.134% to 8.75% mortgage notes secured by real estate facilities, principal and interest payable monthly, due at varying dates between May 2004 and September 2028	1,767	1,767	2,400	2,400
Total notes payable	$ 76,030	$ 76,433	$ 115,867	$ 117,109

All of our notes payable are fixed rate. The senior notes require interest and principal payments to be paid semi-annually and have various restrictive covenants, all of which have been met at December 31, 2003.

The 10.55% mortgage notes consist of five notes, which are cross-collateralized by 19 properties and are due to a life insurance company. Although there is a negative spread between the carrying value and the estimated fair value of the notes, the notes provide for the prepayment of principal subject to the payment of penalties, which exceed this negative spread. Accordingly, prepayment of the notes at this time would not be economically practicable (unaudited).

Mortgage notes payable are secured by 21 real estate facilities having an aggregate net book value of approximately $55.5 million at December 31, 2003.

At December 31, 2003, approximate principal maturities of notes payable are as follows:

	Unsecured Senior Notes	Mortgage debt	Total
	(dollar amounts in thousands)		
2004	$ 25,800	$ 15,010	$ 40,810
2005	11,200	156	11,356
2006	11,200	170	11,370
2007	11,200	185	11,385
2008	-	202	202
Thereafter	-	907	907
	$ 59,400	$ 16,630	$ 76,030
Weighted average rate	7.6%	10.3%	8.2%

Interest paid (including interest related to the borrowings under the Credit Agreement) during 2003, 2002 and 2001 was $7,131,000, $10,322,000, and $12,219,000, respectively. In addition, in 2003, 2002 and 2001, capitalized interest totaled $6,010,000, $6,513,000, and $8,992,000, respectively, related to construction of real estate facilities.

9. Minority interest

In consolidation, we classify ownership interests in the net assets of each of the Consolidated Entities, other than our own, as minority interest on the consolidated financial statements. Minority interest in income consists of the minority interests' share of the operating results of the Company relating to the consolidated operations of the Consolidated Entities.

Preferred partnership interests:

During 2000, one of our consolidated operating partnerships issued in aggregate $365.0 million of preferred partnership units: March 17, 2000, - $240.0 million of 9.5% Series N Cumulative Redeemable Perpetual Preferred Units, March 29, 2000 - $75.0 million of 9.125% Series O Cumulative Redeemable Perpetual Preferred Units, and August 11, 2000 - $50.0 million of 8.75% Series P Cumulative Redeemable Perpetual Preferred Units.

We incurred approximately $3,750,000 in costs in connection with the issuances; these costs were recorded as a reduction to Paid in Capital during 2000. The issuance of these units in 2000 had the effect of increasing minority interest by $365.0 million. For each of the years ended December 31, 2003, 2002, and 2001, the holders of these preferred units were paid in aggregate approximately $26,906,000, $26,906,000, and $31,737,000, respectively, in distributions and received an equivalent allocation of minority interest in earnings.

During 2001, we repurchased all of the 8.75% Series P Cumulative Redeemable Perpetual Preferred Units and $30 million of the 9.125% Series O Cumulative Redeemable Perpetual Preferred Units. The units were repurchased at an amount equal to the original issuance price.

The following table summarizes the preferred partnership units outstanding:

Series	Distribution Rate	At December 31, 2003 and 2002 Units Outstanding	Carrying Amount
		(Units and dollar amounts in thousands)	
Series N	9.500%	9,600	$240,000
Series O	9.125%	1,800	45,000
Total		11,400	$285,000

These preferred units are not redeemable during the first 5 years, thereafter, at our option, we can call the units for redemption at the issuance amount plus any unpaid distributions. The units are not redeemable by the holder. Subject to certain conditions, the Series N preferred units are convertible into shares of 9.5% Series N Cumulative Preferred Stock, and the Series O preferred units are convertible into shares of 9.125% Series O Cumulative Preferred Stock of the Company.

Other partnership interests:

Minority interest at December 31, 2003 and 2002, and minority interest in income for the three years ended December 31, 2003 with respect to the other partnership interests are comprised of the following:

Description of Minority Interest	Minority interest at December 31, 2003	Minority interest at December 31, 2002	Minority interest in income for the year ended December 31, 2003	December 31, 2002	December 31, 2001
	(Amounts in thousands)				
Consolidated Development Joint Venture	$ 68,490	$ 75,432	$ 2,905	$ 2,399	$ 1,074
Convertible Partnership Units	6,259	6,274	305	283	359
Newly consolidated partnerships	-	18,215	3,649	3,357	-
Other consolidated partnerships	66,388	54,578	9,938	11,142	12,845
Total other partnership interests	$ 141,137	$ 154,499	$ 16,797	$ 17,181	$ 14,278

The partnership agreements of the Other Consolidated Partnerships, the Consolidated Development Joint Venture, and the Newly Consolidated Partnerships included in the table above have termination dates that cannot be unilaterally extended by the Company and, upon termination of each partnership, the net assets of these entities would be liquidated and paid to the minority interests and the Company based upon their relative ownership interests. See Note 15, "Recent Accounting Pronouncements – Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" for further discussion of the impact of recent accounting pronouncements on the accounting for these interests.

Consolidated Development Joint Venture

In November 1999, we formed a development joint venture (the "Consolidated Development Joint Venture") with a joint venture partner (PSAC Storage Investors, LLC) whose partners include a third party institutional investor and Mr. Hughes, to develop approximately $100 million of self-storage facilities and to purchase $100 million of the Company's Equity Stock, Series AAA (see Note 10). At December 31, 2003, the Consolidated Development Joint Venture was fully committed, having completed construction on 22 storage facilities with a total cost of $108.6 million.

The Consolidated Development Joint Venture is funded solely with equity capital consisting of 51% from the Company and 49% from PSAC Storage Investors. The accounts of the Consolidated Development Joint Venture are included in the Company's consolidated financial statements. The accounts of PSAC Storage Investors are not included in the Company's consolidated financial statements, as the Company has no ownership interest in this entity. Minority interests primarily represent the total contributions received from PSAC Storage Investors combined with the accumulated net income allocated to PSAC Storage Investors, net of cumulative distributions. The amounts included in our financial statements with respect to the minority interest in the Consolidated Development Joint Venture are denoted in the tables above.

The term of the Consolidated Development Joint Venture is 15 years; however, during the sixth year PSAC Storage Investors has the right to cause an early termination of the partnership. If PSAC Storage Investors exercises this right, we then have the option, but not the obligation, to acquire their interest for an amount that will allow them to receive an annual return of 10.75%. If the Company does not exercise its option to acquire PSAC Storage Investors' interest, the partnership's assets will be sold to third parties and the proceeds distributed to the Company and PSAC Storage Investors in accordance with the partnership agreement. If PSAC Storage Investors does not exercise its right to early termination during the sixth year, the partnership will be liquidated 15 years after its formation with the assets sold to third parties and the proceeds distributed to the Company and PSAC Storage Investors in accordance with the partnership agreement.

PSAC Storage Investors, LLC provides Mr. Hughes with a fixed yield of approximately 8.0% per annum on his preferred non-voting interest (representing an investment of approximately $64.1 million at December 31, 2003 and 2002). In addition, Mr. Hughes receives 1% of the remaining cash flow of PSAC Storage Investors, LLC (estimated to be less than $50,000 per year). If PSAC Storage Investors, LLC does not elect to cause an early termination, Mr. Hughes' 1% interest in residual cash flow can increase to 10%.

In consolidation, the Equity Stock, Series AAA owned by the joint venture and the related dividend income has been eliminated. Minority interests primarily represent the total contributions received from PSAC Storage Investors combined with the accumulated net income allocated to PSAC Storage Investors, net of cumulative distributions.

Convertible Partnership Units

As of December 31, 2003, one of our Consolidated Entities had approximately 237,935 operating partnership units ("Convertible Units") outstanding, representing a limited partnership interest in the partnership. The Convertible Units are convertible on a one-for-one basis (subject to certain limitations) into common shares of the Company at the option of the unitholder. Minority interest in income with respect to Convertible Units reflects the Convertible Units' share of the net income of the Company, with net income allocated to minority interests with respect to weighted average outstanding Convertible Units on a per unit basis equal to diluted earnings per common share. During the years ended December 31, 2003, 2002, and 2001, no units were converted.

Newly Consolidated Partnerships

As described in Note 3, effective January 1, 2002, we began consolidating the results of two partnerships owning 31 properties, and as a result, minority interest increased by $14,806,000 in 2002.

Other Consolidated Partnerships

At December 31, 2003, the Other Consolidated Partnerships reflect common equity interests that the Company does not own in 25 entities owning an aggregate of 123 self-storage facilities.

During 2003, we acquired through a merger all of the remaining limited partnership interest not currently owned by the Company in PS Partners IV, Ltd., a partnership which is consolidated with the Company. The acquisition cost was approximately $23,377,000, consisting of the issuance of 426,859 shares of our common stock ($13,510,000) valued at the closing trading price of the shares at the date of the acquisition, and cash of approximately $9,867,000; this acquisition had the effect of reducing minority interest by $6,690,000, with the excess of cost over underlying book value ($16,687,000) allocated to real estate.

During 2002, we acquired minority interests in the Consolidated Entities for an aggregate cash cost of $27,544,000 and issued an aggregate of 1,091,608 shares ($37,904,000) of our common stock valued at the closing trading price of the shares at the date of the acquisition; these acquisitions had the effect of reducing minority interest by $25,668,000, with the excess of cost over underlying book value ($39,780,000) allocated to real estate.

In addition, during 2002, we recorded the pending sale of a partnership interest in the Consolidated Entities for an aggregate of $1,450,000. We recorded a loss on sale of the interest in the amount of $1,839,000. As a result of this pending sale, minority interest increased by $3,289,000. This sale was completed in 2003, with no additional gain or loss on sale recorded. See Note 16 "Commitments and Contingencies."

During 2001, we acquired minority interests in the Consolidated Entities for an aggregate cash cost of $11,841,000; these acquisitions had the effect of reducing minority interest by $8,743,000, with the excess of cost over underlying book value ($3,098,000) to real estate.

10. Shareholders' equity

Cumulative Preferred Stock

At December 31, 2003 and 2002, we had the following series of Cumulative Preferred Stock outstanding:

			At December 31, 2003		At December 31, 2002	
Series	Earliest Redemption Date	Dividend Rate	Shares Outstanding	Carrying Amount	Shares Outstanding	Carrying Amount
			(Dollar amount in thousands)		(Dollar amount in thousands)	
Series B	3/31/03 (a)	9.200%	-	$ -	2,300,000	$ 57,500
Series C	6/30/03 (a)	Adjustable	-	-	1,200,000	30,000
Series D	9/30/04	9.500%	1,200,000	30,000	1,200,000	30,000
Series E	1/31/05	10.000%	2,195,000	54,875	2,195,000	54,875
Series F	4/30/05	9.750%	2,300,000	57,500	2,300,000	57,500
Series K (b)	1/19/04(a)	8.250%	-	-	4,600	115,000
Series L	3/10/04(a)	8.250%	4,600	115,000	4,600	115,000
Series M	8/17/04	8.750%	2,250	56,250	2,250	56,250
Series Q	1/19/06	8.600%	6,900	172,500	6,900	172,500
Series R	9/28/06	8.000%	20,400	510,000	20,400	510,000
Series S	10/31/06	7.875%	5,750	143,750	5,750	143,750
Series T	1/18/07	7.625%	6,086	152,150	6,086	152,150
Series U	2/19/07	7.625%	6,000	150,000	6,000	150,000
Series V	9/30/07	7.500%	6,900	172,500	6,900	172,500
Series W	10/6/08	6.500%	5,300	132,500	-	-
Series X	11/13/08	6.450%	4,800	120,000	-	-
Total Cumulative Preferred Stock			5,763,986	$ 1,867,025	9,258,486	$ 1,817,025

(a) Series was redeemed on the date indicated.

(b) The Series K Cumulative Preferred Stock was called for redemption in December 2003, and was redeemed in January 2004 along with the unpaid distributions from December 31, 2003 through the redemption date. Accordingly, the redemption value of $115,000,000 was classified as a liability at December 31, 2003.

During 2003, we issued our Series W and Series X Cumulative Preferred Stock: Series W – issued on October 6, 2003, net proceeds of $128,126,000 and Series X – issued November 13, 2003, net proceeds of $116,020,000.

During 2003, we redeemed our Series B and Series C Cumulative Preferred Stock, at par, at a total cost of $57,517,000 and $30,018,000 (including related redemption expenses), respectively. In December 2003, we called for redemption our Series K Cumulative Preferred Stock, at par. The total cost of redemption of the Series K was approximately $115,000,000, plus accrued dividends, on the redemption date, January 20, 2004. Accordingly, the $115,000,000 Series K Preferred Stock was classified as a liability at December 31, 2003.

During 2002, we issued our Series T, Series U and Series V Cumulative Preferred Stock: Series T – issued on January 18, 2002, net proceeds of $145,075,000, Series U – issued on February 19, 2002, net proceeds of $145,075,000 and Series V – issued September 30, 2002, net proceeds of $166,866,000.

During 2002, we redeemed our Series A and Series J Cumulative Preferred Stock, at par, at a total cost of $45,643,000 and $150,018,000 (including related redemption expenses), respectively.

On August 30, 2002, in a privately negotiated transaction, we exchanged an aggregate of 86,000 shares (par value of $2,150,000) of our Preferred Stock, Series B for 86 shares (representing 86,000 depositary shares with a par value of $2,150,000) of our Preferred Stock, Series T.

In 2004 (unaudited), we issued Series Y and Series Z Cumulative Preferred Stock: On January 2, 2004, in a private transaction, we sold 1,600,000 shares (par value of $40,000,000) of our Preferred Stock, Series Y, priced at 6.850%; and on March 5, 2004, 4,500,000 depositary shares, with each depositary share representing 1/1,000 of a share of 6.250% Cumulative Preferred Stock, Series Z (par value $112,500,000). We also called for redemption all outstanding shares of our 8.25% Cumulative Preferred Stock, Series L at a redemption price of $25 per share for a total of $57,500,000, plus accrued dividends as of March 10, 2004.

The Series B through Series Z (collectively the "Cumulative Senior Preferred Stock") have general preference rights with respect to liquidation and quarterly distributions. Holders of the preferred stock, except under certain conditions and as noted below, will not be entitled to vote on most matters. In the event of a cumulative arrearage equal to six quarterly dividends or failure to maintain a Debt Ratio (as defined) of 50% or less, holders of all outstanding series of preferred stock (voting as a single class without regard to series) will have the right to elect two additional members to serve on the Company's Board of Directors until events of default have been cured. At December 31, 2003, there were no dividends in arrears and the Debt Ratio was 1.2%.

Upon issuance of our Preferred Stock, we classify the liquidation value as preferred stock, with any issuance costs recorded as a reduction in Paid-in capital.

Except under certain conditions relating to the Company's qualification as a REIT, the Senior Preferred Stock is not redeemable prior to the following dates: Series D – September 30, 2004, Series E – January 31, 2005, Series F – April 30, 2005, Series L – March 10, 2004, Series M – August 17, 2004, Series Q – January 19, 2006, Series R – September 28, 2006 , Series S – October 31, 2006, Series T – January 18, 2007, Series U – February 19, 2007, Series V – September 30, 2007, Series W – October 6, 2008, Series X – November 13, 2008, Series Y – January 2, 2009, Series Z – March 5, 2009. On or after the respective dates, each of the series of Cumulative Senior Preferred Stock will be redeemable, at the option of the Company, in whole or in part, at $25 per share (or depositary share in the case of the Series L through Series X and Series Z), plus accrued and unpaid dividends.

Common Stock

During 2003, 2002 and 2001, we issued and repurchased shares of our common stock as follows:

	2003		2002		2001	
			(Dollar amount in thousands)			
	Shares	Amount	Shares	Amount	Shares	Amount
Exercise of stock options	2,743,420	$ 68,088	948,932	$ 23,333	704,901	$ 15,857
Acquisition of minority interests	426,859	13,510	1,091,608	37,904	-	-
Business Combinations (Note 3)	-	-	-	-	1,138,733	30,814
Conversion of Class B Common Stock	7,000,000	700	-	-	-	-
Repurchases of common stock (a)	(175,000)	(6,001)	(11,000)	(381)	(10,585,593)	(276,861)
	9,995,279	$76,297	2,029,540	$ 60,856	(8,741,959)	$ (230,190)

(a) Includes 10,000 shares purchased in January 2001 from a corporation wholly-owned by a director of the Company for an aggregate of $251,875 cash. Includes 2,619,893 shares purchased in March 2001 from a limited liability company of which a director of the Company is a controlling member for an aggregate of $68,064,820 in cash. In each transaction, the purchase price approximated market value as of the date of each transaction.

At December 31, 2003, entities consolidated with the Company owned 723,732 common shares of the Company. These shares continue to be legally issued and outstanding. In the consolidation process, these shares and the related balance sheet amounts have been eliminated. In addition, these shares are not included in the computation of weighted average shares outstanding.

The following chart reconciles the Company's legally issued and outstanding shares of common stock and the reported outstanding shares of common stock at December 31, 2003 and December 31, 2002:

Reconciliation of Common Shares Outstanding	At December 31, 2003	At December 31, 2002
Legally issued and outstanding shares	127,710,466	117,540,187
Less – Shares owned by the Consolidated Entities that are eliminated in consolidation	(723,732)	(548,732)
Reported issued and outstanding shares	126,986,734	116,991,455

As previously announced, the Board of Directors authorized the repurchase from time to time of up to 10,000,000 shares of the Company's common stock on the open market or in privately negotiated transactions. On March 4, 2000, the Board of Directors increased the authorized number of shares that the Company could repurchase to 15,000,000. On March 15, 2001, the Board of Directors increased the authorized number of shares the Company could repurchase to 20,000,000. During 2001, the Board of Directors increased the authorized number of shares the Company could repurchase to 25,000,000. Cumulatively through December 31, 2003, we repurchased a total of 21,672,020 shares of common stock at an aggregate cost of approximately $541,863,000.

During 2001, we entered into an arrangement with a financial institution whereby we sold to the institution the right to require us to purchase from the institution (or, at our option, pay in cash or common stock the differential between the market price and $26.26 per share) up to 1,000,000 shares of our common stock at a price of $26.26 on certain dates in September 2001 and October 2001. In exchange for this right, the financial institution paid us $910,000, the amount of which was reflected as an increase to our paid-in capital. The right expired without being exercised.

At December 31, 2003, we had 7,548,494 shares of common stock reserved in connection with the Company's stock option plans Note 12 and 237,935 shares reserved for the conversion of Convertible Units.

Class B Common Stock

The 7,000,000 shares of Class B Common Stock was converted into 7,000,000 shares of Common Stock on January 1, 2003. During 2002 and 2001, the Class B Common Stock participated in distributions at 97% of the per share distributions on the Common Stock, which were subject to the condition (which was met) that cumulative distributions of at least $0.22 per quarter per share had been paid on the Common Stock. The Class B Common Stock could not participate in liquidating distributions, and Class B shareholders were not entitled to vote (except as expressly required by California law).

Equity Stock

The Company is authorized to issue up to 200,000,000 shares of Equity Stock. The Articles of Incorporation provide that the Equity Stock may be issued from time to time in one or more series and gives the Board of Directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Stock.

Equity Stock, Series A

As of December 31, 2003, there were 8,776,102 depositary shares, each representing 1/1,000 of a share, of Equity Stock, Series A outstanding. The following table summarizes the activity:

	2003		2002		2001	
	Depositary Shares	Issuance Amount	Depositary Shares	Issuance Amount	Depositary Shares	Issuance Amount
	(Dollar amounts in thousands)					
Amount at beginning of year	8,776,102	$ 188,174	8,776,102	$ 188,174	5,635,602	$ 113,354
Public offerings	-	-	-	-	2,210,500	51,836
Direct placements	-	-	-	-	930,000	22,984
Amount at end of year	8,776,102	$ 188,174	8,776,102	$ 188,174	8,776,102	$ 188,174

The issuance amounts have been recorded as part of paid-in capital on the consolidated balance sheet.

The Equity Stock, Series A ranks on parity with our common stock and junior to the Cumulative Preferred Stock with respect to general preference rights and has a liquidation amount which cannot exceed $24.50 per share. Distributions with respect to each depositary share shall be the lesser of: a) five times the per share dividend on the common stock or b) $2.45 per annum. Except in order to preserve the Company's federal income tax status as a REIT, we may not redeem the depositary shares before March 31, 2010. On or after March 31, 2010, we may, at our option, redeem the depositary shares at $24.50 per depositary share. If the Company fails to preserve its federal income tax status as a REIT, each depositary share will be convertible into 0.956 shares of our common stock. The depositary shares are otherwise not convertible into common stock. Holders of depositary shares vote as a single class with our holders of common stock on shareholder matters, but the depositary shares have the equivalent of one-tenth of a vote per depositary share. We have no obligation to pay distributions if no distributions are paid to common shareholders.

Equity Stock, Series AA

In June 1997, we contributed $22,500,000 (225,000 shares) of equity stock, now designated as Equity Stock, Series AA (Equity Stock AA") to a partnership in which we are the general partner. The Company has a controlling interest in the partnership and therefore consolidates the accounts of the partnership. As a result, the Equity Stock AA is eliminated in consolidation. The Equity Stock AA ranks on a parity with our common stock and junior to the Cumulative Preferred Stock with respect to general preference rights and has a liquidation amount of ten times the amount paid to each common share up to a maximum of $100 per share. Quarterly distributions per share on the Equity Stock AA are equal to the lesser of (i) 10 times the amount paid per share of Common Stock or (ii) $2.20. We have no obligation to pay distributions on these shares if no distributions are paid to common shareholders.

If the Company determines that it is necessary to maintain its status as a Real Estate Investment Trust, subject to certain limitations it may cause the redemption of shares of Equity Stock, Series AA at a price of $100 per share. The shares are not otherwise redeemable or convertible into shares of any other class or series of the Company's capital stock. Other than as required by law, the Equity Stock, Series AA has no voting rights.

Equity Stock, Series AAA

In November 1999, we sold $100,000,000 (4,289,544 shares) of Equity Stock, Series AAA ("Equity Stock AAA") to a newly formed joint venture. We control the joint venture and consolidate the accounts of the joint venture, and accordingly the Equity Stock AAA is eliminated in consolidation. The Equity Stock AAA ranks on a parity with our common stock and junior to the Cumulative Preferred Stock (as defined below) with respect to general preference rights, and has a liquidation amount equal to 120% of the amount distributed to each common share. Annual distributions per share are equal to the lesser of (i) five times the amount paid per common share or (ii) $2.1564. We have no obligation to pay distributions on these shares if no distributions are paid to common stockholders.

Upon liquidation of the Consolidated Development Joint Venture, at the Company's option either a) each share of Equity Stock, Series AAA shall convert into 1.2 shares of our common stock or b) the Company can redeem the Equity Stock, Series AAA at a per share amount equal to 120% of the market price of our common stock. In addition, if the Company determines that it is necessary to maintain its status as a Real Estate Investment Trust, subject to certain limitations it may cause the redemption of shares of Equity Stock, Series AAA at a per share amount equal to 120% of the market price of our common stock. The shares are not otherwise redeemable or convertible into shares of any other class or series of the Company's capital stock. Other than as required by law, the Equity Stock, Series AAA has no voting rights.

Dividends

The unaudited characterization of dividends for Federal income tax purposes is made based upon earnings and profits of the Company, as defined by the Internal Revenue Code. For the tax year ended December 31, 2003, distributions for the common stock, Equity Stock, Series A, and all the various series of preferred stocks were classified as follows:

	2003 (unaudited)			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	99.72%	99.26%	99.98%	100.00%
Pre-May 6th Long-Term Gain	0.28%	0.74%	0.02%	0.00%
Total	100.00%	100.00%	100.00%	100.00%

A percentage of the long-term capital gain is unrecaptured section 1250 gain for the first, second and third quarters of 2003 as follows:

	2003 Percentage of Total Long-Term Capital Gain Distribution			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Unrecaptured Section 1250 Gain	57.33%	96.36%	100.00%	0.00%

For corporate shareholders a portion of the total long-term capital gain is required to be recaptured as ordinary income. For the first, second and third quarters of 2003 the percentages are as follows:

	2003 Percentage of Total Long-Term Capital Gain Distribution			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
IRC §291 Recapture	11.47%	19.27%	20.00%	0.00%

The following table summarizes dividends for the years ended December 31, 2003, 2002 and 2001:

	2003		2002		2001	
	Per share	Total	Per share	Total	Per share	Total
	(in thousands, except per share data)					
Cumulative Preferred Stock						
Series A	$ -	$ -	$1.875	$3,422	$2.500	$4,563
Series B	$0.575	1,322	$2.343	5,389	$2.300	5,488
Series C	$0.844	1,013	$1.688	2,024	$1.688	2,024
Series D	$2.375	2,850	$2.375	2,850	$2.375	2,850
Series E	$2.500	5,488	$2.500	5,488	$2.500	5,488
Series F	$2.437	5,606	$2.437	5,606	$2.437	5,606
Series G	-	-	-	-	$1.664	11,482
Series H	-	-	-	-	$1.608	10,853
Series I	-	-	-	-	$1.869	7,475
Series J	-	-	$1.533	9,200	$2.000	12,000
Series K	$2.063	9,488	$2.063	9,488	$2.063	9,488
Series L	$2.063	9,488	$2.063	9,488	$2.063	9,488
Series M	$2.188	4,922	$2.188	4,922	$2.188	4,922
Series Q	$2.150	14,835	$2.150	14,835	$2.048	14,134
Series R	$2.000	40,800	$2.000	40,800	$0.500	10,200
Series S	$1.969	11,320	$1.969	11,320	$0.334	1,918
Series T	$1.906	11,601	$1.809	11,011	-	-
Series U	$1.906	11,438	$1.641	9,849	-	-
Series V	$1.875	12,938	$0.469	3,234	-	-
Series W	$0.388	2,057	-	-	-	-
Series X	$0.215	1,030	-	-	-	-
		146,196		148,926		117,979
Common Stock						
Common Stock	$1.800	225,864	$1.800	209,077	$1.690	193,121
Equity Stock, Series A	$2.450	21,501	$2.450	21,501	$2.450	19,455
Class B Common Stock	-	-	$1.746	12,222	$1.639	11,475
Total Distributions		$393,561		$391,726		$342,030

11. Related Party Transactions

Relationships and transactions with the Hughes Family

B. Wayne Hughes, Chairman of the Board, and his family (the "Hughes Family") have ownership interests in, and operate, approximately 38 self-storage facilities in Canada under the name "Public Storage." We currently do not own any interests in these facilities nor do we own any facilities in Canada. The Hughes Family owns approximately 37% of our common stock outstanding at December 31, 2003. We have a right of first refusal to acquire the stock or assets of the corporation engaged in the operation of the 38 self-storage facilities in Canada if the Hughes family or the corporation agrees to sell them. However, we have no interest in the operations of this corporation, have no right to acquire this stock or assets unless the Hughes family decides to sell, and receive no benefit from the profits and increases in value of the Canadian self-storage facilities.

Our personnel have been engaged in the supervision and the operation of these 38 self-storage facilities and currently provide certain administrative services for the Canadian owners, and certain other services, primarily tax services, with respect to certain other Hughes Family interests. The Hughes Family and the Canadian owners reimbursed us at cost for these services (U.S. $542,499 and $638,000 in respect of the Canadian operations for 2003 and 2002, respectively, and U.S. $151,063 and $167,930 for other services during 2003 and 2002, respectively). There may be conflicts of interest in allocating the time of our personnel between our properties, the Canadian properties, and certain other Hughes Family interests. The sharing of personnel and systems with the Canadian entities was substantially discontinued by December 31, 2003.

On December 31, 2001, the Company purchased all of the capital stock of PS Insurance Company from B. Wayne Hughes, who is Chairman, and at the time was chief executive officer of the Company, and members of his family. This acquisition is discussed more fully in Note 3.

In November 1999, we formed the Consolidated Development Joint Venture with a joint venture partner whose partners include an institutional investor and Mr. Hughes. This transaction is discussed more fully in Note 9.

On December 31, 2001, the Company acquired equity interests in the Consolidated Entities from Mr. Hughes for a cash price of $786,770, a price representing the Hughes family's original cost in these equity interests. This amount is included in the acquisition of minority interests described as the "Other consolidated partnerships" in Note 9.

Other Related Party Transactions

Ronald L. Havner, Jr. is our vice-chairman and chief executive officer, and he is chairman of the board of PSB. Until August 2003, Mr. Havner was also the Chief Executive Officer of PSB. For 2003 services, Mr. Havner was compensated by PSB, as well as by the Company.

In January 2001, the Company repurchased 10,000 shares of common stock from a corporation wholly-owned by a director of the Company for an aggregate of $251,875 cash. In March 2001, the Company repurchased 2,619,893 shares of common stock from a limited liability company of which a director of the Company was at the time of the transaction a controlling member for an aggregate of $68,064,820 cash. In each transaction, the purchase price approximated market value as of the date of each transaction.

In December 2003, the Company loaned $100,000,000 to PSB. This loan bore interest at the rate of 1.45% per year. This loan, which was fully repaid on March 8, 2004, was included in Notes Receivable at

December 31, 2003. Also, in December 2001, the Company loaned $35,000,000 to PSB. This loan bore interest at the rate of 3.25% per year. This loan was repaid in full on January 28, 2002.

In June 2002, we sold an undeveloped parcel of land at cost to PSB for an aggregate of $1,100,000 cash.

PSB manages certain of the commercial facilities owned by the Company pursuant to management agreements for a management fee equal to 5% of revenues. The Company paid a total of $581,000, $578,000, and $642,000, respectively, in 2003, 2002 and 2001 in management fees with respect to PSB's property management services.

12. Stock-based compensation

Stock Options

The Company has a 1990 Stock Option Plan (the "1990 Plan") which provides for the grant of non-qualified stock options. The Company has a 1994 Stock Option Plan (the "1994 Plan"), a 1996 Stock Option and Incentive Plan (the "1996 Plan") and a 2000 Non-Executive/Non-Director Stock Option and Incentive Plan (the "2000 Plan"), each of which provides for the grant of non-qualified options and incentive stock options. (The 1990 Plan, the 1994 Plan, the 1996 Plan and the 2000 Plan are collectively referred to as the "PSI Plans"). Under the PSI Plans, the Company has granted non-qualified options to certain directors, officers and key employees to purchase shares of the Company's common stock at a price equal to the fair market value of the common stock at the date of grant. Generally, options under the Plans vest over a three-year period from the date of grant at the rate of one-third per year and expire (i) under the 1990 Plan, five years after the date they became exercisable and (ii) under the 1994 Plan, the 1996 Plan and the 2000 Plan, ten years after the date of grant. The 1996 Plan and the 2000 Plan also provide for the grant of restricted stock to officers, key employees and service providers on terms determined by an authorized committee of the Board of Directors; no shares of restricted stock have been granted. In connection with the Storage Trust merger in March 1999, we assumed the outstanding non-qualified options under the Storage Trust Realty 1994 Share Incentive Plan (the "Storage Trust Plan"), which were converted into non-qualified options to purchase our common stock (the PSI Plans and the Storage Trust Plan are collectively referred to as the "Plans.")

Information with respect to the Plans during 2003, 2002 and 2001 is as follows:

	2003		2002		2001	
	Number of Options	Average Price per Share	Number of Options	Average Price per Share	Number of Options	Average Price per Share
Options outstanding January 1	5,939,224	$25.79	6,677,334	$24.81	6,412,576	$23.65
Granted	272,500	34.50	792,000	33.20	1,776,500	27.93
Exercised	(2,743,420)	24.85	(948,932)	24.59	(704,901)	22.50
Canceled	(379,686)	28.33	(581,178)	26.61	(806,841)	24.51
Options outstanding December 31	3,088,618	$27.14	5,939,224	$25.79	6,677,334	$24.81
Option price range at December 31 (a)		$14.88 to $39.23		$14.88 to $37.40		$14.88 to $34.68
Options exercisable at December 31	2,305,868	$25.24	3,666,641	$24.46	2,618,889	$24.14
Options available for grant at December 31	4,459,876		4,352,690		4,563,512	

(a) Approximately 2,159,944, 5,059,000, and 6,532,334 of options outstanding at December 31, 2003, 2002 and 2001, had exercise prices less than $30.

Accounting principles generally accepted in the United States permit, but do not require, companies to recognize compensation expense for stock-based awards based on their fair value at date of grant, which is then amortized as compensation expense over the vesting period (the "Fair Value Method"). Companies can also elect to disclose, but not recognize as an expense, stock option expense when stock options are granted to employees at an exercise price equal to the market price at the date of grant (the "APB 25 Method").

For periods prior to December 31, 2001, we utilized the APB 25 Method of accounting for employee stock options. As of January 1, 2002, we adopted the Fair Value Method, and have elected to use the prospective method of transition, whereby the Company applies the recognition provisions of the Fair Value Method to all stock options granted after the beginning of the fiscal year in which the Company adopts such method. Accordingly, we recognize compensation expense in our income statement using the Fair Value Method only with respect to stock options issued after January 1, 2002.

The following table sets forth financial disclosures with respect to the accounting for stock options:

	For the years ended December 31,		
Selected information with respect to employee stock options	2003	2002	2001
Average estimated value per option granted, utilizing the Black-Scholes method	$1.95	$1.86	$1.48
Assumptions used in valuing options with the Black-Scholes method:			
Expected life of options in years	5	5	5
Risk-free interest rate	3.0%	3.2%	4.1%
Expected volatility	0.180	0.170	0.155
Expected dividend yield	7.0%	7.0%	7.0%
Net income information with respect to each year			
Net income, as reported	$336,653	$318,738	$324,208
Add back: stock-based employee compensation expense included in net income	530	163	-
Less: stock-based employee compensation cost that would have been included if the fair value method were applied for all awards	(3,311)	(3,595)	(4,176)
Net income, assuming consistent application of the fair value method	$333,872	$315,306	$320,032
Earnings per share, as reported:			
Basic	$1.29	$1.15	$1.41
Diluted	$1.28	$1.14	$1.39
Earnings per share, assuming consistent application of the fair value method			
Basic	$1.27	$1.12	$1.37
Diluted	$1.26	$1.11	$1.36

Restricted Stock Units

Restricted stock units vest over a five-year period from the date of grant at the rate of one-fifth per year. The employee is entitled to receive per-unit dividends on the outstanding restricted stock units equal to the per-share dividends received by the common shares. Upon vesting, the employee receives either regular common shares equal to the number of vested restricted stock units in exchange for the units or, at the employee's option, the equivalent in cash. The total value of each restricted stock unit grant, based upon the market price of the Company's common stock at the date of grant, combined with the estimated payroll taxes and other payroll burden costs to be incurred upon vesting, is amortized over the vesting period as compensation expense and accrued as a liability. Any changes in the market price of the Company's common stock price are reflected prospectively as adjustments to compensation expense with respect to unvested restricted stock units over the applicable remaining service period. Dividends paid on restricted stock units are accounted for as dividends on common stock. Outstanding restricted stock units are included on a one-for-one basis in the Company's diluted weighted average shares, less a reduction for the treasury stock method applied to the average cumulative measured but unrecognized compensation expense during the period.

Throughout 2003, the Company granted a total of 249,000 restricted stock units to employees of the Company. The fair market value of the grant was approximately $10,804,000 based upon a closing price of $43.39 per common share on December 31, 2003. A total of $970,000 in restricted stock expense was recorded in the year ended December 31, 2003, representing the applicable amortization of the 249,000 unit grant.

13. Disclosures regarding segment reporting

Description of each reportable segment

Our reportable segments reflect significant operating activities that are evaluated separately by management. We have four reportable segments: self-storage operations, containerized storage operations, commercial property operations, and tenant reinsurance operations.

The self-storage segment comprises the direct ownership, development, and operation of traditional storage facilities, and the ownership of equity interests in entities that own storage properties. The containerized storage operations represent another segment. The commercial property segment reflects our interest in the ownership, operation, and management of commercial properties. The vast majority of the commercial property operations are conducted through PSB, and to a much lesser extent the Company and certain of its unconsolidated subsidiaries own commercial space, managed by PSB, within facilities that combines storage and commercial space for rent. The tenant reinsurance segment reflects the operations of PS Insurance Company, which reinsures policies against losses to goods stored by tenants in our self-storage facilities

Measurement of segment profit or loss

We evaluate performance and allocate resources based upon the net segment income of each segment. Net segment income represents net income in conformity with accounting principles generally accepted in the United States and our significant accounting policies as denoted in Note 2, before interest and other income, interest expense, corporate general and administrative expense, and minority interest in income. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies.

Interest and other income, interest expense, corporate general and administrative expense, minority interest in income and gain s and losses are not allocated to segments because management does not utilize them to evaluate the results of operations of each segment.

Measurement of segment assets

No segment data relative to assets or liabilities is presented, because management does not consider the historical cost of the Company's real estate facilities and investments in real estate entities in evaluating the performance of operating management or in evaluating alternative courses of action. The only other types of assets that might be allocated to individual segments are trade receivables, payables, and other assets which arise in the ordinary course of business, but they are also not a significant factor in the measurement of segment performance.

Presentation of segment information

Our income statement provides most of the information required in order to determine the performance of each of the Company's three segments. The following tables reconcile the performance of each segment, in terms of segment revenues and segment income, to our consolidated revenues and net income. It further provides detail of the segment components of the income statement item, "Equity in earnings of real estate entities."

The following table reconciles revenue by segment to the Company's consolidated revenues:

Reconciliation of Revenues by Segment	Years Ended December 31,			Years Ended December 31,		
	2003	2002	Change	2002	2001	Change
	(amounts in thousands)					
Self-storage facility rentals	$ 798,584	$ 761,446	$ 37,138	$ 761,446	$ 719,765	$ 41,681
Commercial property rentals	11,442	11,781	(339)	11,781	12,070	(289)
Containerized storage rentals	33,953	29,723	4,230	29,723	28,474	1,249
Tenant re-insurance premiums	22,464	19,947	2,517	19,947	-	19,947
Interest and other income (not allocated to segments)	8,628	8,661	(33)	8,661	14,225	(5,564)
Total revenues	$ 875,071	$ 831,558	$ 43,513	$ 831,558	$ 774,534	$ 57,024

The following table sets forth a reconciliation of each segment's net income to the Company's consolidated net income:

	Year Ended December 31,			Year Ended December 31,		
	2003	2002	Change	2002	2001	Change
	(Dollar amounts in thousands)					
Reconciliation of Net Income by Segment:						
Self-storage						
Self-storage net operating income	$517,679	$511,231	$6,448	$511,231	$491,323	$19,908
Self-storage depreciation	(176,929)	(170,887)	(6,042)	(170,887)	(157,953)	(12,934)
Equity in earnings – storage property operations	6,288	5,992	296	5,992	22,047	(16,055)
Equity in earnings – depreciation (self-storage)	(1,705)	(1,619)	(86)	(1,619)	(7,562)	5,943
Discontinued self-storage operations	6,014	571	5,443	571	605	(34)
Total self-storage segment net income	351,347	345,288	6,059	345,288	348,460	(3,172)
Commercial properties						
Commercial properties	6,754	7,319	(565)	7,319	8,209	(890)
Depreciation and amortization – commercial properties	(2,535)	(2,544)	9	(2,544)	(2,569)	25
Equity in earnings – commercial property operations	64,242	65,212	(970)	65,212	52,200	13,012
Equity in earnings – depreciation (commercial properties)	(26,048)	(25,459)	(589)	(25,459)	(17,534)	(7,925)
Discontinued operations (Note 4)	-	77	(77)	77	233	(156)
Total commercial property segment net income	42,413	44,605	(2,192)	44,605	40,539	4,066
Containerized storage						
Containerized storage net operating income	13,035	6,667	6,368	6,667	3,533	3,134
Containerized storage depreciation	(6,311)	(4,547)	(1,764)	(4,547)	(4,392)	(155)
Discontinued operations (Note 4)	(4,181)	(12,178)	7,997	(12,178)	(1,359)	(10,819)
Total containerized storage segment net income/(loss)	2,543	(10,058)	12,601	(10,058)	(2,218)	(7,840)
Tenant Reinsurance						
Tenant reinsurance operating income	10,477	10,536	(59)	10,536	-	10,536
Other items not allocated to segments						
Equity in earnings – general and administrative and other	(17,811)	(14,238)	(3,573)	(14,238)	(10,609)	(3,629)
Interest and other income	8,628	8,661	(33)	8,661	14,225	(5,564)
General and administrative	(17,127)	(15,619)	(1,508)	(15,619)	(21,038)	5,419
Interest expense	(1,121)	(3,809)	2,688	(3,809)	(3,227)	(582)
Minority interest in income	(43,703)	(44,087)	384	(44,087)	(46,015)	1,928
Gain/(loss) on disposition of real estate	1,007	(2,541)	3,548	(2,541)	4,091	(6,632)
Total other items not allocated to segments	(70,127)	(71,633)	1,506	(71,633)	(62,573)	(9,060)
Total consolidated company net income	$336,653	$318,738	$17,915	$318,738	$324,208	$ (5,470)

14. Events subsequent to December 31, 2003 (unaudited)

On January 30, 2004, we called for redemption all of the outstanding shares of our 8.25% Cumulative Preferred Stock, Series L, at $25 per share plus accrued dividends. The redemption will be completed on March 10, 2004.

On January 2, 2004, we issued in a private transaction 1,600,000 shares of our 6.850% Cumulative Preferred Stock, Series Y (par value $40,000,000) and on March 5, 2004, 4,500,000 depositary shares, with each representing 1/1,000 of a share of our 6.250% Cumulative Preferred Stock, Series Z (par value ($112,500,000).

On January 1, 2004, we entered into a joint venture with an institutional investor for the purpose of acquiring up to $125.0 million of existing self-storage properties in the United States from third parties. The venture will be funded entirely with equity consisting of 30% from the Company and 70% from the institutional investor. The venture has a nine month investment period (through September 2004) to identify and acquire facilities. To date no facilities have been acquired by the venture.

15. Recent accounting pronouncements and guidance

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 – "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement prescribes reporting standards for financial instruments that have characteristics of both liabilities and equity. This standard generally indicates that certain financial instruments that give the issuer a choice of settling an obligation with a variable number of securities or settling an obligation with a transfer of assets, any mandatorily redeemable security, and certain put options and forward purchase contracts, should be classified as a liability on the balance sheet. With the exception of minority interests, described below, we implemented this Statement on July 1, 2003, and the adoption had no impact on our financial statements.

The provisions of SFAS 150 indicate certain minority interests in consolidated entities are to be classified as liabilities at fair value. However, on October 29, 2003, the FASB decided to defer indefinitely the implementation of SFAS 150 as it relates to these minority interests.

Assuming the FASB had not deferred the implementation of SFAS 150 as it relates to minority interests, the impact on the Company's balance sheet at December 31, 2003 would have been to reclassify the Company's minority interests described in Note 9 as the "Consolidated Development Joint Venture and the "Other Consolidated Partnerships", as liabilities at their estimated fair value. Such adoption would reduce the Company's common minority interest by $134,878,000, and increase liabilities by $317,763,000, representing the estimated settlement value of these minority interests at December 31, 2003.

FASB Interpretation No. 46 – Consolidation of Variable Interest Entities

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 – "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." This interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. This statement is applicable at the beginning of the Company's quarter ended March 31, 2004. We do not believe that adoption of this accounting standard will have an impact on our financial statements.

16. Commitments and Contingencies

Legal proceedings

Serrao v. Public Storage, Inc. (filed April 2003) (Superior Court – Orange County)

The plaintiff in this case filed a suit against the Company on behalf of a putative class of renters who rented self-storage units from the Company. Plaintiff alleges that the Company misrepresented the size of its storage units, has brought claims under California statutory and common law relating to consumer protection, fraud, unfair competition, and negligent misrepresentation, and is seeking monetary damages, restitution, and declaratory and injunctive relief.

The claim in this case is substantially similar to those in Henriquez v. Public Storage, Inc., which was disclosed in prior reports. In January 2003, the plaintiff caused the Henriquez action to be dismissed. Based upon the uncertainty inherent in any putative class action, the Company cannot presently determine the potential damages, if any, or the ultimate outcome of this litigation. On November 3, 2003, the court granted the Company's motion to strike the plaintiff's nationwide class allegations and to limit any putative class to California residents only. The Company is vigorously contesting the claims upon which this lawsuit is based including class certification efforts.

Salaam, et al v. Public Storage, Inc. (filed February 2000) (Superior Court – Los Angeles County)

The plaintiffs in this case are suing the Company on behalf of a putative class of California resident property managers who claim that they were not compensated for all the hours they worked. The named plaintiffs have indicated that their claims total less than $20,000 in aggregate. On December 1, 2003, the California Court of Appeals affirmed the Supreme Court's 2002 denial of plaintiff's motion for class certification. The maximum potential liability cannot be estimated, but can only be increased if claims are permitted to be brought on behalf of others under the California Unfair Business Practices Act. The affirmation of denial of class certification does not address the claim under the California Unfair Business Practices Act.

The Company is continuing to vigorously contest the claims in this case and intends to resist any expansion beyond the named plaintiffs, including by opposing claims on behalf of others under the California Unfair Business Practices Act. The Company cannot presently determine the potential damages, if any, or the ultimate outcome of this litigation.

Gustavson et al. v. Public Storage, Inc. (filed June 2003) (Superior Court-Los Angeles County)

In November 2002, a shareholder of the Company made a demand on the Board of Directors that challenged the fairness of the Company's acquisition of PS Insurance Company, Ltd. ("PSIC") and demanded that the Board recover the profits earned by PSIC from November 1995 through December 2001 and that the entire purchase price paid by the Company for PSIC in excess of PSIC's net assets be returned to the Company.

The contract to acquire PSIC was approved by the independent directors of the Company in March 2001, and the transaction was closed in December 2001. PSIC was formerly owned by B. Wayne Hughes, currently the Chairman of the Board (and in 2001 also the Chief Executive Officer) of the Company, B. Wayne Hughes, Jr., currently a director (and in 2001 also an officer) of the Company and Tamara H. Gustavson, who in 2001 was an officer of the Company. In exchange for the Hughes family's shares in PSIC, the Company issued to them 1,439,765 shares of common stock (or a net of 1,138,733 shares, after taking into account 301,032 shares held by PSIC).

The shareholder has threatened litigation against the Hughes family and the directors of the Company arising out of this transaction and alleged a pattern of deceptive disclosures with respect to PSIC since 1995. In December 2002, the Board held a special meeting to authorize an inquiry by its independent directors to review the fairness to the Company's shareholders of its acquisition of PSIC and the ability of the Company to have started its own tenant reinsurance business in 1995. The Company believes that, prior to the effectiveness in 2001 of the federal REIT Modernization Act and corresponding California legislation that authorized the creation and ownership of "taxable REIT subsidiaries," the ownership by the Company of a reinsurance business relating to its tenants would have jeopardized the Company's status as a REIT and that other REITs faced similar concerns about tenant insurance programs.

In June 2003, the Hughes family filed a complaint for declaratory relief relating to the Company's acquisition of PSIC naming the Company as defendant. The Hughes family is seeking that the court make (i) a binding declaration that the Company either is not entitled to recover profits or other moneys earned by PSIC from November 1995 through December 2001; or alternatively the amounts that the Hughes family should be ordered to surrender to the Company if the court determines that the Company is entitled to recover any such profits or moneys; and (ii) a binding declaration either that the Company cannot establish that the acquisition agreement was not just and reasonable as to the Company at the time it was authorized, approved or ratified; or alternatively the amounts that the Hughes family should surrender to the Company, if the court determines that the agreement was not just and reasonable to the Company at that time. The Hughes family is not seeking any payments from the Company. In the event of a determination that the Hughes family is obligated to pay certain amounts to the Company, the complaint states that they have agreed to be bound by that determination to pay such amounts to the Company.

In July 2003 the Company filed an answer to the Hughes family's complaint requesting a final judicial determination of the Company's rights of recovery against the Hughes family in respect of PSIC. In September 2003, by order of the Superior Court, Malcolm Lucas, a former chief justice of the California Supreme Court, was appointed to try the case. Discover is proceeding and it is expected that in mid-2004, Mr. Lucas will set a trial date for the matter. The Company believes that the lawsuit by the Hughes family will ultimately resolve matters relating to PSIC and will not have any financially adverse effect on the Company (other than the costs and other expenses relating to the lawsuit).

Sale of Partnership Units

In February 2000, the Company entered into a settlement of litigation arising out of a 1997 tender offer for limited partnership units in two affiliated partnerships. Under the settlement agreement, the Company agreed to sell to the plaintiff units representing a 4% interest in each of the partnerships for a total payment of approximately $1,523,000. The plaintiff failed to tender the full purchase price at the scheduled closing, and the settlement collapsed.

In September 2000, the plaintiff amended its complaint to add a claim for breach of the settlement agreement seeking specific enforcement and a claim seeking damages for unfair and deceptive trade practices in connection with the alleged breach. By amending the complaint the Company believes the plaintiff elected to abandon its underlying claims in the litigation. The Company asserted affirmative defenses including the material breach by the plaintiff. Cross motions for summary judgment were filed by the parties. In July 2002, the court granted plaintiff's motion for summary judgment as to its claim for breach of the settlement agreement and granted the Company's motion for summary judgment to dismiss plaintiff's claim for unfair and deceptive trade practices.

In March 2003, the court granted plaintiff's motion to compel the sale of the units to the plaintiff. On December 31, 2003, the Company sold the units to the plaintiff for a total of $1,000,000. This amount reflects the $1,523,000 original agreement with a credit to the plaintiff of a portion of the partnership's distributions received by the Company with respect to the units.

Other Items

The Company is a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time, that are not described above. We believe that it is unlikely that the outcome of these other pending legal proceedings including employment and tenant claims, in the aggregate, will have a material adverse impact upon the operations or financial position of the Company.

Insurance and Loss Exposure

Our facilities have historically carried comprehensive insurance, including fire, earthquake, liability and extended coverage through STOR-Re, one of the Consolidated Entities, and insure portions of these risks through nationally recognized insurance carriers. STOR-Re also insures affiliates of the Company.

The Company, STOR-Re, and its affiliates' maximum aggregate annual exposure for losses that are below the deductibles set forth in the third-party insurance contracts, assuming multiple significant events occur, is approximately $30 million. In addition, if losses exhaust the third-party insurers' limit of coverage of $125,000,000 for property coverage and $101,000,000 for general liability, our exposure could be greater. These limits are higher than estimates of maximum probable losses that could occur from individual catastrophic events (i.e. earthquake and wind damage) determined in recent engineering and actuarial studies.

PS Insurance Company reinsures policies against claims for losses to goods stored by tenants at our self-storage facilities (see Note 3). PSIC reinsures its risks with third-party insurers from any individual event that exceeds a loss of $500,000 up to the policy limit of $10,000,000.

Development of Real Estate Facilities

We currently have 38 projects in our development pipeline, including 13 newly developed self-storage facilities, with total estimated development costs of $156,336,000 (unaudited), of which $69,620,000 has been spent at December 31, 2003. Development of these facilities is subject to contingencies.

17. Supplementary quarterly financial data (unaudited)

	Three months ended			
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(in thousands, except per share data)			
Revenues (a)	$ 206,866	$ 217,114	$ 227,955	$ 223,136
Cost of operations (a)	$ 74,041	$ 79,912	$ 80,890	$ 83,655
Net income	$ 76,639	$ 84,297	$ 89,747	$ 85,970
Per Common Share (Note 2):				
Net income - Basic	$ 0.25	$ 0.34	$ 0.39	$ 0.31
Net income - Diluted	$ 0.26	$ 0.33	$ 0.39	$ 0.30

	Three months ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
	(in thousands, except per share data)			
Revenues (a)	$ 203,992	$ 206,391	$ 214,484	$ 206,691
Cost of operations (a)	$ 65,302	$ 69,156	$ 72,610	$ 80,076
Net income	$ 87,455	$ 80,718	$ 83,351	$ 67,214
Per Common Share (Note 2):				
Net income – Basic	$ 0.38	$ 0.30	$ 0.27	$ 0.20
Net income – Diluted	$ 0.37	$ 0.30	$ 0.27	$ 0.20

(a) Revenues and cost of operations as presented in this table differ from the revenue and cost of operations as presented in the Company's quarterly reports due primarily to the impact of discontinued operations accounting with respect to certain containerized storage facilities that were closed in 2003, as described in Note 4 and from the impact of the application EITF Topic D-42 in September 2003.

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

			Initial Cost		Costs	Adjustments Resulting from the Acquisition of Minority	Gross Carrying Amount At December 31, 2003			Accumulated
Date Acquired	Description	Encum-brances	Land	Buildings & Improvements	Subsequent to Acquisition	Interest	Land	Building	Total	Depreciation
Miniwarehouses										
1/1/81	VirginiaBeach/DiamondSprings	$384,000	$186,000	$1,094,000	$679,000	$-	$186,000	$1,773,000	$1,959,000	$1,547,000
1/1/81	NewportNews/JeffersonAvenue	330,000	108,000	1,071,000	613,000	-	108,000	1,684,000	1,792,000	1,476,000
8/1/81	SanJose/Snell	-	312,000	1,815,000	404,000	-	312,000	2,219,000	2,531,000	1,958,000
10/1/81	Tampa/LazyLane	-	282,000	1,899,000	652,000	-	282,000	2,551,000	2,833,000	2,202,000
6/1/82	MountainView	837,000	1,180,000	1,182,000	566,000	-	1,181,000	1,747,000	2,928,000	1,507,000
6/1/82	Cupertino/Storage	659,000	572,000	1,270,000	514,000	-	572,000	1,784,000	2,356,000	1,447,000
6/1/82	SanCarlos/Storage	580,000	780,000	1,387,000	593,000	-	780,000	1,980,000	2,760,000	1,662,000
6/1/82	SanJose/Tully	484,000	645,000	1,579,000	12,131,000	-	4,525,000	9,830,000	14,355,000	2,466,000
10/1/82	Northwood	899,000	1,034,000	1,522,000	358,000	-	1,034,000	1,880,000	2,914,000	1,513,000
10/1/82	SorrentoValley	593,000	1,002,000	1,343,000	(805,000)	-	651,000	889,000	1,540,000	742,000
12/1/82	Port/Halsey	-	357,000	1,150,000	(393,000)	326,000	357,000	1,083,000	1,440,000	725,000
12/1/82	Sacto/Folsom	-	396,000	329,000	672,000	323,000	396,000	1,324,000	1,720,000	906,000
1/1/83	Platte	-	409,000	953,000	473,000	428,000	409,000	1,854,000	2,263,000	1,180,000
1/1/83	Raleigh/Yonkers	-	203,000	914,000	462,000	425,000	203,000	1,801,000	2,004,000	1,253,000
1/1/83	Semoran	-	442,000	1,882,000	6,156,000	720,000	442,000	8,758,000	9,200,000	2,424,000
3/1/83	Blackwood	-	213,000	1,559,000	312,000	595,000	213,000	2,466,000	2,679,000	1,597,000
4/1/83	Vailsgate	-	103,000	990,000	453,000	505,000	103,000	1,948,000	2,051,000	1,299,000
5/1/83	DeltaDrive	-	67,000	481,000	233,000	241,000	68,000	954,000	1,022,000	630,000
6/1/83	Ventura	-	658,000	1,734,000	231,000	583,000	658,000	2,548,000	3,206,000	1,636,000
9/1/83	Dover	-	107,000	1,462,000	482,000	627,000	107,000	2,571,000	2,678,000	1,651,000
9/1/83	Ft.Wayne/Bluffton	-	88,000	675,000	205,000	285,000	88,000	1,165,000	1,253,000	742,000
9/1/83	Ft.Wayne/W.Coliseum	-	160,000	1,395,000	334,000	535,000	160,000	2,264,000	2,424,000	1,422,000
9/1/83	Hobart	-	215,000	1,491,000	656,000	838,000	215,000	2,985,000	3,200,000	1,927,000
9/1/83	Langhorne	-	263,000	3,549,000	530,000	1,445,000	263,000	5,524,000	5,787,000	3,559,000
9/1/83	Newark	-	208,000	2,031,000	354,000	746,000	208,000	3,131,000	3,339,000	1,995,000
9/1/83	Newcastle	-	227,000	2,163,000	452,000	817,000	227,000	3,432,000	3,659,000	2,204,000
9/1/83	Southhampton	-	331,000	1,738,000	677,000	806,000	331,000	3,221,000	3,552,000	2,112,000
9/1/83	Southington	-	124,000	1,233,000	355,000	546,000	123,000	2,135,000	2,258,000	1,349,000
9/1/83	Webster/Keystone	-	449,000	1,688,000	733,000	813,000	449,000	3,234,000	3,683,000	2,162,000
10/1/83	OrlandoJ.Y.Parkway	-	383,000	1,512,000	424,000	622,000	383,000	2,558,000	2,941,000	1,622,000
11/1/83	Aurora	-	505,000	758,000	348,000	341,000	505,000	1,447,000	1,952,000	910,000
11/1/83	Campbell	-	1,379,000	1,849,000	(483,000)	474,000	1,380,000	1,839,000	3,219,000	1,176,000
11/1/83	ColSprings/Ed	-	471,000	1,640,000	206,000	554,000	471,000	2,400,000	2,871,000	1,551,000
11/1/83	ColSprings/Mv	-	320,000	1,036,000	270,000	441,000	320,000	1,747,000	2,067,000	1,129,000
11/1/83	OklahomaCity	-	454,000	1,030,000	885,000	620,000	454,000	2,535,000	2,989,000	1,616,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
11/1/83	Thorton	-	418,000	1,400,000	153,000	536,000	418,000	2,089,000	2,507,000	1,353,000
11/1/83	Tucson	-	343,000	778,000	651,000	420,000	343,000	1,849,000	2,192,000	1,149,000
11/1/83	Webster/Nasa	-	1,570,000	2,457,000	1,110,000	1,372,000	1,572,000	4,937,000	6,509,000	3,256,000
12/1/83	Augusta	-	97,000	747,000	365,000	324,000	97,000	1,436,000	1,533,000	966,000
12/1/83	Charlotte	-	165,000	1,274,000	486,000	442,000	165,000	2,202,000	2,367,000	1,477,000
12/1/83	Columbia	-	171,000	1,318,000	520,000	492,000	171,000	2,330,000	2,501,000	1,597,000
12/1/83	Greensboro/Electra	-	112,000	869,000	388,000	382,000	112,000	1,639,000	1,751,000	1,105,000
12/1/83	Greensboro/Market	-	214,000	1,653,000	700,000	794,000	214,000	3,147,000	3,361,000	2,145,000
12/1/83	Richmond	-	176,000	1,360,000	478,000	468,000	176,000	2,306,000	2,482,000	1,518,000
12/1/83	Tacoma	-	553,000	1,173,000	480,000	487,000	553,000	2,140,000	2,693,000	1,423,000
1/1/84	Belton	-	175,000	858,000	713,000	378,000	175,000	1,949,000	2,124,000	1,286,000
1/1/84	Fremont/Albrae	-	636,000	1,659,000	502,000	532,000	636,000	2,693,000	3,329,000	1,848,000
1/1/84	Gladstone	-	275,000	1,799,000	560,000	640,000	275,000	2,999,000	3,274,000	1,986,000
1/1/84	Hickman/112	-	257,000	1,848,000	484,000	618,000	257,000	2,950,000	3,207,000	1,999,000
1/1/84	Holmes	-	289,000	1,333,000	415,000	455,000	289,000	2,203,000	2,492,000	1,467,000
1/1/84	Independence	-	221,000	1,848,000	391,000	609,000	221,000	2,848,000	3,069,000	1,920,000
1/1/84	Merriam	-	255,000	1,469,000	440,000	480,000	255,000	2,389,000	2,644,000	1,608,000
1/1/84	Olathe	-	107,000	992,000	371,000	361,000	107,000	1,724,000	1,831,000	1,155,000
1/1/84	Shawnee	-	205,000	1,420,000	487,000	502,000	205,000	2,409,000	2,614,000	1,606,000
1/1/84	Topeka	-	75,000	1,049,000	295,000	356,000	75,000	1,700,000	1,775,000	1,127,000
3/1/84	Manassas	-	320,000	1,556,000	432,000	553,000	320,000	2,541,000	2,861,000	1,690,000
3/1/84	Marrietta/Cobb	-	73,000	542,000	350,000	259,000	73,000	1,151,000	1,224,000	765,000
3/1/84	PicoRivera	-	743,000	807,000	370,000	321,000	743,000	1,498,000	2,241,000	1,032,000
4/1/84	Milwaukie/Oregon	-	289,000	584,000	289,000	311,000	289,000	1,184,000	1,473,000	806,000
4/1/84	Providence	-	92,000	1,087,000	439,000	423,000	92,000	1,949,000	2,041,000	1,308,000
5/1/84	Garland	-	356,000	844,000	248,000	360,000	356,000	1,452,000	1,808,000	942,000
5/1/84	Philadelphia/Grant	-	1,041,000	3,262,000	592,000	971,000	1,040,000	4,826,000	5,866,000	3,175,000
5/1/84	Raleigh/Departure	-	302,000	2,484,000	548,000	788,000	302,000	3,820,000	4,122,000	2,550,000
5/1/84	VirginiaBeach	-	509,000	2,121,000	747,000	776,000	499,000	3,654,000	4,153,000	2,408,000
6/1/84	Baltimore	-	382,000	1,793,000	892,000	634,000	382,000	3,319,000	3,701,000	2,132,000
6/1/84	Cincinnati	-	402,000	1,573,000	649,000	672,000	402,000	2,894,000	3,296,000	1,819,000
6/1/84	Delran	-	279,000	1,472,000	363,000	573,000	279,000	2,408,000	2,687,000	1,506,000
6/1/84	Florence	-	185,000	740,000	492,000	376,000	185,000	1,608,000	1,793,000	1,001,000
6/1/84	Laurel	-	501,000	2,349,000	739,000	824,000	501,000	3,912,000	4,413,000	2,603,000
6/1/84	Lorton	-	435,000	2,040,000	571,000	682,000	435,000	3,293,000	3,728,000	2,187,000
6/1/84	OrangeBlossom	-	226,000	924,000	268,000	398,000	226,000	1,590,000	1,816,000	1,008,000
7/1/84	Trevose/OldLincoln	-	421,000	1,749,000	451,000	582,000	421,000	2,782,000	3,203,000	1,842,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003: Land	Gross Carrying Amount At December 31, 2003: Building	Gross Carrying Amount At December 31, 2003: Total	Accumulated Depreciation
8/1/84	Kaplan/Irving	-	677,000	1,592,000	4,646,000	639,000	678,000	6,876,000	7,554,000	2,054,000
8/1/84	Kaplan/WalnutHill	-	971,000	2,359,000	896,000	1,041,000	971,000	4,296,000	5,267,000	2,719,000
8/1/84	Medley	-	584,000	1,016,000	412,000	464,000	584,000	1,892,000	2,476,000	1,192,000
8/1/84	NewportNews	-	356,000	2,395,000	731,000	1,013,000	356,000	4,139,000	4,495,000	2,623,000
8/1/84	OklahomaCity	-	340,000	1,310,000	611,000	652,000	340,000	2,573,000	2,913,000	1,607,000
9/1/84	CockrellHill	-	380,000	913,000	1,132,000	675,000	380,000	2,720,000	3,100,000	1,737,000
11/1/84	Hialeah	-	886,000	1,784,000	389,000	672,000	886,000	2,845,000	3,731,000	1,781,000
11/1/84	Omaha	-	109,000	806,000	528,000	399,000	109,000	1,733,000	1,842,000	1,103,000
12/1/84	Austin/Lamar	-	643,000	947,000	550,000	443,000	643,000	1,940,000	2,583,000	1,171,000
12/1/84	FortWorth	-	122,000	928,000	44,000	303,000	122,000	1,275,000	1,397,000	811,000
12/1/84	Montgomeryville	-	215,000	2,085,000	420,000	776,000	215,000	3,281,000	3,496,000	2,011,000
12/1/84	Pompano	-	399,000	1,386,000	679,000	698,000	399,000	2,763,000	3,162,000	1,730,000
1/1/85	BossierCity	-	184,000	1,542,000	558,000	656,000	184,000	2,756,000	2,940,000	1,694,000
1/1/85	Cranston	-	175,000	722,000	347,000	267,000	175,000	1,336,000	1,511,000	871,000
2/1/85	Hurst	-	231,000	1,220,000	249,000	480,000	231,000	1,949,000	2,180,000	1,218,000
2/1/85	SimiValley	-	737,000	1,389,000	360,000	520,000	737,000	2,269,000	3,006,000	1,401,000
3/1/85	Houston/Westheimer	286,000	850,000	1,179,000	791,000	-	850,000	1,970,000	2,820,000	1,461,000
3/1/85	Chattanooga	-	202,000	1,573,000	520,000	683,000	202,000	2,776,000	2,978,000	1,691,000
3/1/85	Fairfield	-	338,000	1,187,000	522,000	527,000	338,000	2,236,000	2,574,000	1,331,000
3/1/85	FernPark	-	144,000	1,107,000	273,000	432,000	144,000	1,812,000	1,956,000	1,106,000
3/1/85	Portland	-	285,000	941,000	335,000	438,000	285,000	1,714,000	1,999,000	1,044,000
4/1/85	Austin/S.First	-	778,000	1,282,000	379,000	711,000	778,000	2,372,000	3,150,000	1,322,000
4/1/85	Cincinnati/Colerain	-	253,000	1,717,000	423,000	932,000	253,000	3,072,000	3,325,000	1,658,000
4/1/85	Cincinnati/E.Kemper	-	232,000	1,573,000	331,000	853,000	232,000	2,757,000	2,989,000	1,498,000
4/1/85	Florence/TannerLane	-	218,000	1,477,000	416,000	835,000	218,000	2,728,000	2,946,000	1,477,000
4/1/85	LagunaHills	-	1,224,000	3,303,000	445,000	1,213,000	1,225,000	4,960,000	6,185,000	3,070,000
5/1/85	Arlington	-	201,000	1,497,000	480,000	618,000	201,000	2,595,000	2,796,000	1,569,000
5/1/85	Columbus/BuschBlvd.	-	202,000	1,559,000	448,000	592,000	202,000	2,599,000	2,801,000	1,541,000
5/1/85	Columbus/KinnearRd.	-	241,000	1,865,000	416,000	771,000	241,000	3,052,000	3,293,000	1,838,000
5/1/85	Longwood	-	355,000	1,645,000	323,000	669,000	355,000	2,637,000	2,992,000	1,625,000
5/1/85	Manchester/S.Willow	-	371,000	2,129,000	(112,000)	854,000	371,000	2,871,000	3,242,000	1,567,000
5/1/85	Milwaukie/Mcloughlin	-	458,000	742,000	421,000	620,000	458,000	1,783,000	2,241,000	977,000
5/1/85	Tacoma/PhillipsRd.	-	396,000	1,204,000	319,000	669,000	396,000	2,192,000	2,588,000	1,187,000
5/1/85	Worthington	-	221,000	1,824,000	424,000	709,000	221,000	2,957,000	3,178,000	1,773,000
6/1/85	GroveCity/MarlaneDrive	-	150,000	1,157,000	419,000	471,000	150,000	2,047,000	2,197,000	1,224,000
6/1/85	N.Hollywood/Raymer	-	967,000	848,000	269,000	515,000	967,000	1,632,000	2,599,000	916,000
6/1/85	Reynoldsburg	-	204,000	1,568,000	482,000	598,000	204,000	2,648,000	2,852,000	1,573,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003: Land	Gross Carrying Amount At December 31, 2003: Building	Gross Carrying Amount At December 31, 2003: Total	Accumulated Depreciation
7/1/85	Columbus/KenneyRd.	-	199,000	1,531,000	457,000	598,000	199,000	2,586,000	2,785,000	1,561,000
7/1/85	Columbus/MorseRd.	-	195,000	1,510,000	439,000	670,000	195,000	2,619,000	2,814,000	1,577,000
7/1/85	Concord/Hwy29	-	150,000	750,000	405,000	587,000	150,000	1,742,000	1,892,000	987,000
7/1/85	Dayton/ExecutiveBlvd.	-	160,000	1,207,000	459,000	569,000	159,000	2,236,000	2,395,000	1,367,000
7/1/85	Dayton/NeedmoreRoad	-	144,000	1,108,000	446,000	460,000	144,000	2,014,000	2,158,000	1,197,000
7/1/85	Lilburn	-	331,000	969,000	252,000	424,000	330,000	1,646,000	1,976,000	1,006,000
7/1/85	SanDiego/KearnyMesaRd	-	783,000	1,750,000	349,000	962,000	783,000	3,061,000	3,844,000	1,704,000
7/1/85	Scottsdale/70thSt	-	632,000	1,368,000	366,000	742,000	632,000	2,476,000	3,108,000	1,306,000
7/1/85	Springfield	-	90,000	699,000	376,000	332,000	90,000	1,407,000	1,497,000	833,000
7/1/85	Westerville	-	199,000	1,517,000	619,000	620,000	199,000	2,756,000	2,955,000	1,591,000
9/1/85	Columbus/Sinclair	-	307,000	893,000	369,000	519,000	307,000	1,781,000	2,088,000	943,000
9/1/85	Madison/CoppsAve.	-	450,000	1,150,000	437,000	665,000	450,000	2,252,000	2,702,000	1,209,000
9/1/85	Philadelphia/TaconySt	-	118,000	1,782,000	300,000	856,000	118,000	2,938,000	3,056,000	1,595,000
10/1/85	Columbus/Ambleside	-	124,000	1,526,000	39,000	644,000	124,000	2,209,000	2,333,000	1,161,000
10/1/85	Dallas/AlvinSt.	-	359,000	1,266,000	181,000	559,000	359,000	2,006,000	2,365,000	1,157,000
10/1/85	Dallas/S.Westmoreland	-	474,000	1,670,000	207,000	734,000	474,000	2,611,000	3,085,000	1,478,000
10/1/85	FortWorth/CockrellSt.	-	323,000	1,136,000	181,000	515,000	323,000	1,832,000	2,155,000	1,058,000
10/1/85	FortWorth/E.Seminary	-	382,000	1,346,000	213,000	552,000	382,000	2,111,000	2,493,000	1,211,000
10/1/85	FortWorth/W.BeachSt.	-	356,000	1,252,000	212,000	531,000	356,000	1,995,000	2,351,000	1,129,000
10/1/85	Hartford/Roberts	-	219,000	1,481,000	386,000	966,000	219,000	2,833,000	3,052,000	1,500,000
10/1/85	Indianapolis/BeachGrove	-	198,000	1,342,000	276,000	709,000	198,000	2,327,000	2,525,000	1,249,000
10/1/85	Indianapolis/PikePlace	-	229,000	1,531,000	378,000	856,000	229,000	2,765,000	2,994,000	1,406,000
10/1/85	Joplin/S.RangeLine	-	264,000	904,000	229,000	465,000	264,000	1,598,000	1,862,000	847,000
10/1/85	N.Hollywood/Whitsett	-	1,524,000	2,576,000	383,000	1,302,000	1,525,000	4,260,000	5,785,000	2,329,000
10/1/85	Portland/SE82ndSt	-	354,000	496,000	356,000	380,000	354,000	1,232,000	1,586,000	678,000
10/1/85	SanAntonio/Callaghan	-	288,000	1,016,000	470,000	543,000	288,000	2,029,000	2,317,000	1,096,000
10/1/85	SanAntonio/Fredericksburg	-	287,000	1,009,000	595,000	597,000	287,000	2,201,000	2,488,000	1,152,000
10/1/85	SanAntonio/Hackberry	-	388,000	1,367,000	2,521,000	1,001,000	389,000	4,888,000	5,277,000	1,562,000
10/1/85	SanAntonio/WetmoreRd.	-	306,000	1,079,000	611,000	638,000	306,000	2,328,000	2,634,000	1,210,000
10/1/85	SanAntonio/Zarzamora	-	364,000	1,281,000	644,000	674,000	364,000	2,599,000	2,963,000	1,372,000
10/1/85	Wichita/CareyLane	-	192,000	674,000	45,000	296,000	192,000	1,015,000	1,207,000	564,000
10/1/85	Wichita/E.Harry	-	313,000	1,050,000	157,000	468,000	285,000	1,703,000	1,988,000	929,000
10/1/85	Wichita/E.Kellogg	-	185,000	658,000	(21,000)	261,000	185,000	898,000	1,083,000	506,000
10/1/85	Wichita/E.Macarthur	-	220,000	775,000	(92,000)	323,000	220,000	1,006,000	1,226,000	562,000
10/1/85	Wichita/S.RockRd.	-	501,000	1,478,000	260,000	657,000	642,000	2,254,000	2,896,000	1,198,000
10/1/85	Wichita/S.Tyler	-	294,000	1,004,000	116,000	530,000	294,000	1,650,000	1,944,000	949,000
10/1/85	Wichita/S.Woodlawn	-	263,000	905,000	158,000	437,000	263,000	1,500,000	1,763,000	797,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003: Land	Gross Carrying Amount At December 31, 2003: Building	Gross Carrying Amount At December 31, 2003: Total	Accumulated Depreciation
10/1/85	Wichita/W.Maple	-	234,000	805,000	(46,000)	313,000	234,000	1,072,000	1,306,000	602,000
11/1/85	Everett/Evergreen	-	706,000	2,294,000	624,000	1,076,000	706,000	3,994,000	4,700,000	2,260,000
11/1/85	Seattle/EmpireWay	-	1,652,000	5,348,000	695,000	2,198,000	1,653,000	8,240,000	9,893,000	4,682,000
12/1/85	Amherst/NiagraFalls	-	132,000	701,000	264,000	400,000	132,000	1,365,000	1,497,000	787,000
12/1/85	Brockton/Main	-	153,000	2,020,000	(184,000)	678,000	153,000	2,514,000	2,667,000	1,421,000
12/1/85	Denver/Leetsdale	-	603,000	847,000	265,000	408,000	603,000	1,520,000	2,123,000	840,000
12/1/85	Eatontown/Hwy35	-	308,000	4,067,000	498,000	1,648,000	308,000	6,213,000	6,521,000	3,518,000
12/1/85	MacArthurRd.	-	204,000	1,628,000	203,000	638,000	204,000	2,469,000	2,673,000	1,393,000
12/1/85	Milpitas	-	1,623,000	1,577,000	300,000	913,000	1,624,000	2,789,000	4,413,000	1,492,000
12/1/85	Pleasanton/SantaRita	-	1,226,000	2,078,000	402,000	1,160,000	1,227,000	3,639,000	4,866,000	1,926,000
12/1/85	WestSamsBlvd.	-	164,000	1,159,000	(240,000)	383,000	164,000	1,302,000	1,466,000	751,000
1/1/86	Bordentown/Groveville	-	196,000	981,000	187,000	471,000	196,000	1,639,000	1,835,000	912,000
1/1/86	LasVegas/Highland	-	432,000	848,000	288,000	420,000	432,000	1,556,000	1,988,000	873,000
1/1/86	Mapleshade/Rudderow	-	362,000	1,811,000	360,000	825,000	362,000	2,996,000	3,358,000	1,649,000
1/1/86	SunValley/Sheldon	-	544,000	1,836,000	375,000	793,000	544,000	3,004,000	3,548,000	1,712,000
2/1/86	Brea/ImperialHwy	-	1,069,000	2,165,000	384,000	954,000	1,069,000	3,503,000	4,572,000	1,985,000
2/1/86	ColoradoSprings/Sinton	-	535,000	1,115,000	393,000	631,000	535,000	2,139,000	2,674,000	1,108,000
2/1/86	CostaMesa/Pomona	-	1,405,000	1,520,000	387,000	693,000	1,406,000	2,599,000	4,005,000	1,479,000
2/1/86	OklahomaCity/39th	-	238,000	812,000	356,000	477,000	238,000	1,645,000	1,883,000	925,000
2/1/86	OklahomaCity/Penn	-	146,000	829,000	165,000	406,000	146,000	1,400,000	1,546,000	792,000
2/1/86	Skokie/McCormick	-	638,000	1,912,000	288,000	779,000	638,000	2,979,000	3,617,000	1,656,000
3/1/86	Jacksonville/Wiley	-	140,000	510,000	297,000	331,000	140,000	1,138,000	1,278,000	643,000
3/1/86	St.Louis/Forder	-	517,000	1,133,000	348,000	534,000	517,000	2,015,000	2,532,000	1,106,000
3/3/86	Tampa/56th	262,000	450,000	1,360,000	564,000	-	450,000	1,924,000	2,374,000	1,343,000
4/1/86	FortWorth/EastLoop	-	196,000	804,000	270,000	369,000	196,000	1,443,000	1,639,000	833,000
4/1/86	Reno/Telegraph	-	649,000	1,051,000	540,000	682,000	649,000	2,273,000	2,922,000	1,289,000
4/1/86	St.Louis/Kirkham	-	199,000	1,001,000	238,000	401,000	199,000	1,640,000	1,839,000	953,000
4/1/86	St.Louis/Reavis	-	192,000	958,000	216,000	384,000	192,000	1,558,000	1,750,000	918,000
5/1/86	Sacramento/FranklinBlvd.	-	872,000	978,000	492,000	389,000	872,000	1,859,000	2,731,000	1,113,000
5/1/86	WestlakeVillage	-	1,205,000	995,000	251,000	429,000	1,206,000	1,674,000	2,880,000	940,000
6/1/86	RichlandHills	-	543,000	857,000	448,000	404,000	543,000	1,709,000	2,252,000	1,027,000
6/1/86	WestValley/So.3600	-	208,000	1,552,000	450,000	413,000	208,000	2,415,000	2,623,000	1,356,000
7/1/86	CapitalHeights/CentralAve.	-	649,000	3,851,000	414,000	1,277,000	649,000	5,542,000	6,191,000	3,116,000
7/1/86	ColoradoSprings/HollowTree	-	574,000	726,000	319,000	426,000	574,000	1,471,000	2,045,000	786,000
7/1/86	Pontiac/DixieHwy.	-	259,000	2,091,000	171,000	756,000	259,000	3,018,000	3,277,000	1,669,000
7/1/86	Portland/JohnsLandingArea	-	663,000	1,637,000	(16,000)	538,000	663,000	2,159,000	2,822,000	1,263,000
7/1/86	WestLA/PurdueAve.	-	2,415,000	3,585,000	256,000	1,212,000	2,417,000	5,051,000	7,468,000	2,866,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003: Land	Building	Total	Accumulated Depreciation
8/1/86	Hammond/Calumet	-	97,000	751,000	541,000	366,000	97,000	1,658,000	1,755,000	951,000
8/1/86	Laurel/Ft.MeadeRd.	-	475,000	1,475,000	317,000	630,000	475,000	2,422,000	2,897,000	1,345,000
9/1/86	KansasCity/S.44th.	-	509,000	1,906,000	574,000	737,000	509,000	3,217,000	3,726,000	1,821,000
9/1/86	Lakewood/Wadsworth-6th	-	1,070,000	3,155,000	684,000	1,027,000	1,070,000	4,866,000	5,936,000	2,898,000
10/1/86	Anniston/Whiteside	-	59,000	566,000	206,000	329,000	107,000	1,053,000	1,160,000	627,000
10/1/86	Austin/ResearchBlvd.	-	1,390,000	1,710,000	567,000	672,000	1,391,000	2,948,000	4,339,000	1,769,000
10/1/86	Birmingham/Centerpoint	-	265,000	1,305,000	351,000	525,000	273,000	2,173,000	2,446,000	1,196,000
10/1/86	Birmingham/Eastwood	-	166,000	1,184,000	327,000	612,000	232,000	2,057,000	2,289,000	1,156,000
10/1/86	Birmingham/Forestdale	-	152,000	948,000	277,000	519,000	190,000	1,706,000	1,896,000	948,000
10/1/86	Birmingham/Greensprings	-	347,000	1,173,000	366,000	281,000	16,000	2,151,000	2,167,000	1,197,000
10/1/86	Birmingham/Highland	-	89,000	786,000	244,000	398,000	150,000	1,367,000	1,517,000	815,000
10/1/86	Birmingham/Hoover-Lorna	-	372,000	1,128,000	406,000	431,000	266,000	2,071,000	2,337,000	1,145,000
10/1/86	Birmingham/Riverchase	-	262,000	1,338,000	464,000	645,000	278,000	2,431,000	2,709,000	1,391,000
10/1/86	Birmingham/RoebuckPlaza	-	101,000	399,000	310,000	425,000	340,000	895,000	1,235,000	511,000
10/1/86	Houston/LongPoint	-	451,000	1,187,000	626,000	563,000	451,000	2,376,000	2,827,000	1,504,000
10/1/86	Houston/NorthFreeway	-	719,000	1,987,000	83,000	609,000	661,000	2,737,000	3,398,000	1,684,000
10/1/86	Houston/OldKatyRoad	-	1,365,000	3,431,000	1,064,000	1,274,000	1,366,000	5,768,000	7,134,000	3,539,000
10/1/86	Houston/PlainfieldRoad	-	904,000	2,319,000	789,000	920,000	904,000	4,028,000	4,932,000	2,430,000
10/1/86	Houston/SouthLoopWest	-	1,299,000	3,491,000	1,259,000	1,366,000	1,300,000	6,115,000	7,415,000	3,685,000
10/1/86	Houston/Gessner	-	1,032,000	1,693,000	976,000	746,000	1,032,000	3,415,000	4,447,000	2,019,000
10/1/86	Houston/Glenvista	-	595,000	1,043,000	673,000	494,000	595,000	2,210,000	2,805,000	1,228,000
10/1/86	Houston/Gulfton	-	1,732,000	3,036,000	1,099,000	1,398,000	1,733,000	5,532,000	7,265,000	3,145,000
10/1/86	Houston/I-45	-	704,000	1,146,000	804,000	604,000	704,000	2,554,000	3,258,000	1,579,000
10/1/86	Houston/Richmond-Fairdale	-	1,502,000	2,506,000	1,125,000	1,160,000	1,503,000	4,790,000	6,293,000	2,738,000
10/1/86	Houston/Rogerdale	-	1,631,000	2,792,000	666,000	1,232,000	1,632,000	4,689,000	6,321,000	2,593,000
10/1/86	Houston/Westpark	-	503,000	854,000	223,000	435,000	503,000	1,512,000	2,015,000	843,000
10/1/86	Huntsville/Drake	-	253,000	1,172,000	301,000	538,000	248,000	2,016,000	2,264,000	1,113,000
10/1/86	Huntsville/LeemanFerryRd.	-	158,000	992,000	307,000	558,000	198,000	1,817,000	2,015,000	1,048,000
10/1/86	Jonesboro	-	157,000	718,000	252,000	370,000	157,000	1,340,000	1,497,000	771,000
10/1/86	Midfield/Bessemer	-	170,000	355,000	358,000	112,000	95,000	900,000	995,000	493,000
10/1/86	Peralta/Fremont	-	851,000	1,074,000	321,000	456,000	851,000	1,851,000	2,702,000	1,043,000
11/1/86	Arleta/OsborneStreet	-	987,000	663,000	275,000	290,000	987,000	1,228,000	2,215,000	743,000
12/1/86	Denver/SheridanBoulevard	-	1,033,000	2,792,000	941,000	1,007,000	1,033,000	4,740,000	5,773,000	2,736,000
12/1/86	Gresham/Burnside&202nd	-	351,000	1,056,000	407,000	482,000	351,000	1,945,000	2,296,000	1,167,000
12/1/86	Hillsboro/T.V.Highway	-	461,000	574,000	271,000	414,000	461,000	1,259,000	1,720,000	852,000
12/1/86	Lynnwood/196thStreet	-	1,063,000	1,602,000	5,865,000	571,000	1,307,000	7,794,000	9,101,000	2,059,000
12/1/86	Marietta/CobbParkway	-	536,000	2,764,000	773,000	1,016,000	536,000	4,553,000	5,089,000	2,691,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003: Land	Gross Carrying Amount At December 31, 2003: Building	Gross Carrying Amount At December 31, 2003: Total	Accumulated Depreciation
12/1/86	N.Auburn/AuburnWayN.	-	606,000	1,144,000	438,000	533,000	606,000	2,115,000	2,721,000	1,280,000
12/1/86	SanAntonio/WestSunsetRoad	-	1,206,000	1,594,000	565,000	649,000	1,208,000	2,806,000	4,014,000	1,673,000
12/31/86	Northridge	991,000	3,624,000	1,922,000	2,496,000	-	3,626,000	4,416,000	8,042,000	1,867,000
12/31/86	Monrovia/MyrtleAvenue	660,000	1,149,000	2,446,000	203,000	-	1,150,000	2,648,000	3,798,000	1,799,000
12/31/86	Chatsworth/Topanga	447,000	1,447,000	1,243,000	251,000	-	1,448,000	1,493,000	2,941,000	1,149,000
12/31/86	SantaClara/Duane	386,000	1,950,000	1,004,000	406,000	-	1,951,000	1,409,000	3,360,000	930,000
12/31/86	Houston/Larkwood	168,000	247,000	602,000	396,000	-	247,000	998,000	1,245,000	625,000
12/31/86	OysterPoint	-	1,569,000	1,490,000	439,000	-	1,570,000	1,928,000	3,498,000	1,223,000
12/31/86	Walnut	-	767,000	613,000	3,599,000	-	769,000	4,210,000	4,979,000	1,030,000
3/1/87	Annandale/Ravensworth	-	679,000	1,621,000	280,000	596,000	679,000	2,497,000	3,176,000	1,479,000
4/1/87	CityOfIndustry/Amar	-	748,000	2,052,000	510,000	702,000	748,000	3,264,000	4,012,000	1,176,000
5/1/87	OklahomaCity/W.Hefner	-	459,000	941,000	317,000	417,000	459,000	1,675,000	2,134,000	958,000
7/1/87	OakbrookTerrace	-	912,000	2,688,000	172,000	399,000	912,000	3,259,000	4,171,000	2,480,000
8/1/87	SanAntonio/AustinHwy.	-	400,000	850,000	(5,000)	164,000	400,000	1,009,000	1,409,000	791,000
10/1/87	Plantation/S.StateRd.	-	924,000	1,801,000	(200,000)	298,000	924,000	1,899,000	2,823,000	1,461,000
10/1/87	Rockville/FredrickRd.	-	1,695,000	3,305,000	(206,000)	519,000	1,696,000	3,617,000	5,313,000	2,776,000
2/1/88	Anaheim/Lakeview	-	995,000	1,505,000	28,000	256,000	995,000	1,789,000	2,784,000	1,340,000
6/7/88	Mesquite/SorrentoDrive	-	928,000	1,011,000	3,467,000	-	1,045,000	4,361,000	5,406,000	1,519,000
7/1/88	FortWayne	-	101,000	1,524,000	87,000	663,000	101,000	2,274,000	2,375,000	1,051,000
1/1/92	CostaMesa	-	533,000	980,000	708,000	-	535,000	1,686,000	2,221,000	1,219,000
3/1/92	Dallas/WalnutSt.	-	537,000	1,008,000	306,000	-	537,000	1,314,000	1,851,000	1,261,000
5/1/92	CampCreek	-	576,000	1,075,000	322,000	-	576,000	1,397,000	1,973,000	736,000
9/1/92	Jacksonville/Arlington	-	554,000	1,065,000	231,000	-	554,000	1,296,000	1,850,000	673,000
9/1/92	Orlando/W.Colonial	-	368,000	713,000	188,000	-	368,000	901,000	1,269,000	463,000
10/1/92	Stockton/Mariners	-	381,000	730,000	225,000	-	381,000	955,000	1,336,000	479,000
11/18/92	VirginiaBeach/GeneralBoothBlvd	-	599,000	1,119,000	415,000	-	599,000	1,534,000	2,133,000	769,000
1/1/93	BaldwinPark/GarveyAve	-	840,000	1,561,000	406,000	-	840,000	1,967,000	2,807,000	953,000
1/1/93	CityOfIndustry	-	1,611,000	2,991,000	333,000	-	1,612,000	3,323,000	4,935,000	1,489,000
1/1/93	RedwoodCity/Storage	-	907,000	1,684,000	253,000	-	907,000	1,937,000	2,844,000	923,000
1/1/93	SanJose/Felipe	-	1,124,000	2,088,000	381,000	-	1,125,000	2,468,000	3,593,000	1,150,000
3/19/93	Westminister/W.80th	-	840,000	1,586,000	299,000	-	840,000	1,885,000	2,725,000	881,000
4/26/93	CostaMesa/Newport	897,000	2,141,000	3,989,000	5,174,000	-	3,732,000	7,572,000	11,304,000	1,956,000
5/13/93	Austin/N.Lamar	-	919,000	1,695,000	6,700,000	-	1,422,000	7,892,000	9,314,000	1,767,000
5/28/93	Jacksonville/PhillipsHwy.	-	406,000	771,000	228,000	-	406,000	999,000	1,405,000	499,000
5/28/93	Tampa/NebraskaAvenue	-	550,000	1,043,000	177,000	-	550,000	1,220,000	1,770,000	580,000
6/9/93	Calabasas/VenturaBlvd.	-	1,762,000	3,269,000	206,000	-	1,763,000	3,474,000	5,237,000	1,561,000
6/9/93	Carmichael/FairOaks	-	573,000	1,052,000	248,000	-	573,000	1,300,000	1,873,000	651,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
6/9/93	SantaClara/Duane	-	454,000	834,000	112,000	-	454,000	946,000	1,400,000	450,000
6/10/93	CitrusHeights/SylvanRoad	-	438,000	822,000	212,000	-	438,000	1,034,000	1,472,000	513,000
6/25/93	Trenton/AllenRoad	-	623,000	1,166,000	253,000	-	623,000	1,419,000	2,042,000	629,000
6/30/93	LosAngeles/W.JeffersonBlvd	-	1,085,000	2,017,000	218,000	-	1,085,000	2,235,000	3,320,000	993,000
7/16/93	Austin/So.CongressAve	-	777,000	1,445,000	365,000	-	777,000	1,810,000	2,587,000	900,000
8/1/93	Gaithersburg/E.Diamond	-	602,000	1,139,000	181,000	-	602,000	1,320,000	1,922,000	592,000
8/11/93	Atlanta/Northside	-	1,150,000	2,149,000	361,000	-	1,151,000	2,509,000	3,660,000	1,154,000
8/11/93	Smyrna/RosswillRd	-	446,000	842,000	239,000	-	446,000	1,081,000	1,527,000	539,000
8/13/93	So.Brunswick/Highway	-	1,076,000	2,033,000	334,000	-	1,076,000	2,367,000	3,443,000	1,084,000
10/1/93	CitrusHeights	-	527,000	987,000	118,000	-	527,000	1,105,000	1,632,000	510,000
10/1/93	Denver/FederalBlvd	-	875,000	1,633,000	212,000	-	875,000	1,845,000	2,720,000	818,000
10/1/93	Lakewood/6thAve	-	798,000	1,489,000	15,000	-	685,000	1,617,000	2,302,000	708,000
10/27/93	Houston/SShaverSt	-	481,000	896,000	213,000	-	481,000	1,109,000	1,590,000	525,000
11/3/93	Upland/S.EuclidAve.	-	431,000	807,000	429,000	-	508,000	1,159,000	1,667,000	525,000
11/16/93	Norcross/JimmyCarter	-	627,000	1,167,000	204,000	-	627,000	1,371,000	1,998,000	631,000
11/16/93	Seattle/13th	-	1,085,000	2,015,000	634,000	-	1,085,000	2,649,000	3,734,000	1,315,000
12/9/93	SaltLakeCity	-	765,000	1,422,000	6,000	-	633,000	1,560,000	2,193,000	321,000
12/16/93	WestValleyCity	-	683,000	1,276,000	235,000	-	683,000	1,511,000	2,194,000	670,000
12/21/93	PinellasPark/34thSt.W	-	607,000	1,134,000	251,000	-	607,000	1,385,000	1,992,000	643,000
12/28/93	NewOrleans/S.CarrolltonAve	-	1,575,000	2,941,000	573,000	-	1,576,000	3,513,000	5,089,000	1,486,000
12/29/93	ElCajon/Magnolia	-	421,000	791,000	555,000	-	542,000	1,225,000	1,767,000	532,000
12/29/93	Frederick/ProspectBlvd.	-	573,000	1,082,000	599,000	-	692,000	1,562,000	2,254,000	664,000
12/29/93	Fullerton/W.Commonwealth	-	904,000	1,687,000	1,042,000	-	1,161,000	2,472,000	3,633,000	1,037,000
12/29/93	Gardena/WesternAve.	-	552,000	1,035,000	613,000	-	695,000	1,505,000	2,200,000	619,000
12/29/93	Indianapolis/E.Washington	-	403,000	775,000	536,000	-	505,000	1,209,000	1,714,000	515,000
12/29/93	Irving/WestLoop12	-	341,000	643,000	213,000	-	355,000	842,000	1,197,000	398,000
12/29/93	LosAlimitos/Cerritos	-	695,000	1,299,000	704,000	-	874,000	1,824,000	2,698,000	747,000
12/29/93	N.Lauderdale/McnabRd	-	628,000	1,182,000	729,000	-	798,000	1,741,000	2,539,000	725,000
12/29/93	Orange/Main	-	1,238,000	2,317,000	1,427,000	-	1,594,000	3,388,000	4,982,000	1,407,000
12/29/93	Orlando/S.SemoranBlvd.	-	462,000	872,000	678,000	-	601,000	1,411,000	2,012,000	625,000
12/29/93	PalmBay/BobcockStreet	-	409,000	775,000	536,000	-	525,000	1,195,000	1,720,000	520,000
12/29/93	Sunnyvale/Wedell	-	554,000	1,037,000	784,000	-	725,000	1,650,000	2,375,000	710,000
12/29/93	Tampa/W.HillsboroughAve	-	352,000	665,000	451,000	-	436,000	1,032,000	1,468,000	450,000
1/10/94	Hialeah/W.20ThAve.	-	1,855,000	3,497,000	267,000	-	1,591,000	4,028,000	5,619,000	1,674,000
1/12/94	Honolulu/Iwaena	-	-	3,382,000	709,000	-	-	4,091,000	4,091,000	1,667,000
1/12/94	Miami/GoldenGlades	-	579,000	1,081,000	431,000	-	557,000	1,534,000	2,091,000	674,000
1/12/94	Sunnyvale/N.FairOaksAve	-	689,000	1,285,000	335,000	-	657,000	1,652,000	2,309,000	688,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
1/21/94	Herndon/CentrevilleRoad	-	1,584,000	2,981,000	488,000	-	1,359,000	3,694,000	5,053,000	1,339,000
2/8/94	LasVegas/S.MartinLutherKingBlvd.	-	1,383,000	2,592,000	1,077,000	-	1,437,000	3,615,000	5,052,000	1,500,000
2/28/94	Arlingtn/OldJeffersnDavishwy	-	735,000	1,399,000	313,000	-	630,000	1,817,000	2,447,000	805,000
3/8/94	Beaverton/SwBarnesRoad	-	942,000	1,810,000	201,000	-	807,000	2,146,000	2,953,000	957,000
3/21/94	Austin/Arboretum	-	473,000	897,000	2,775,000	-	1,555,000	2,590,000	4,145,000	810,000
3/25/94	EastBrunswick/MilltownRoad	-	1,282,000	2,411,000	365,000	-	1,099,000	2,959,000	4,058,000	1,271,000
3/25/94	Mercerville/QuakerbridgeRoad	-	1,109,000	2,111,000	276,000	-	950,000	2,546,000	3,496,000	1,118,000
3/25/94	TintonFalls/ShrewsburyAve	-	1,074,000	2,033,000	236,000	-	921,000	2,422,000	3,343,000	1,062,000
3/31/94	Hypoluxo	-	735,000	1,404,000	1,913,000	-	630,000	3,422,000	4,052,000	2,440,000
4/26/94	No.Highlands/RosevilleRoad	-	980,000	1,835,000	367,000	-	840,000	2,342,000	3,182,000	1,033,000
5/12/94	FortPierce/OkeechobceRoad	-	438,000	842,000	298,000	-	375,000	1,203,000	1,578,000	578,000
5/24/94	Hempstead/PeninsulaBlvd.	-	2,053,000	3,832,000	309,000	-	1,764,000	4,430,000	6,194,000	1,816,000
5/24/94	La/Huntington	-	483,000	905,000	162,000	-	414,000	1,136,000	1,550,000	509,000
6/9/94	Chattanooga/BrainerdRoad	-	613,000	1,170,000	269,000	-	525,000	1,527,000	2,052,000	675,000
6/9/94	Chattanooga/RinggoldRoad	-	761,000	1,433,000	440,000	-	653,000	1,981,000	2,634,000	908,000
6/18/94	LasVegas/S.ValleyViewBlvd	-	837,000	1,571,000	171,000	-	718,000	1,861,000	2,579,000	778,000
6/23/94	Henderson/GreenValleyPkwy	-	1,047,000	1,960,000	191,000	-	898,000	2,300,000	3,198,000	963,000
6/23/94	LasVegas/Tropicana	-	750,000	1,408,000	242,000	-	643,000	1,757,000	2,400,000	759,000
6/24/94	LasVegas/N.LambBlvd.	-	869,000	1,629,000	71,000	-	669,000	1,900,000	2,569,000	485,000
6/30/94	Birmingham/W.OxmoorRoad	-	532,000	1,004,000	389,000	-	461,000	1,464,000	1,925,000	772,000
7/20/94	Milpitas/DempseyRoad	-	1,260,000	2,358,000	238,000	-	1,080,000	2,776,000	3,856,000	1,135,000
8/17/94	Alsip/27th	-	406,000	765,000	116,000	-	348,000	939,000	1,287,000	408,000
8/17/94	Beaverton/S.W.DennyRoad	-	663,000	1,245,000	127,000	-	568,000	1,467,000	2,035,000	611,000
8/17/94	Irwindale/CentralAve.	-	674,000	1,263,000	101,000	-	578,000	1,460,000	2,038,000	594,000
8/17/94	Lombard/64th	-	847,000	1,583,000	169,000	-	726,000	1,873,000	2,599,000	760,000
8/17/94	NewOrleans/I-10	-	784,000	1,470,000	219,000	-	672,000	1,801,000	2,473,000	759,000
8/17/94	NorthBrunswick/HowLane	-	1,238,000	2,323,000	130,000	-	1,062,000	2,629,000	3,691,000	1,035,000
8/17/94	Suitland/St.BarnabasRd	-	1,530,000	2,913,000	349,000	-	1,313,000	3,479,000	4,792,000	1,415,000
9/15/94	Huntsville/OldMonroviaRoad	-	613,000	1,157,000	252,000	-	525,000	1,497,000	2,022,000	666,000
9/27/94	WestHaven/BullHillLane	-	455,000	873,000	5,308,000	-	1,965,000	4,671,000	6,636,000	1,052,000
9/30/94	Alexandria/S.Pickett	-	1,550,000	2,879,000	250,000	-	1,330,000	3,349,000	4,679,000	1,322,000
9/30/94	Aloha/S.W.Shaw	-	805,000	1,495,000	144,000	-	690,000	1,754,000	2,444,000	721,000
9/30/94	Arlington/Collins	-	228,000	435,000	265,000	-	195,000	733,000	928,000	408,000
9/30/94	Austin/LamarBlvd	-	781,000	1,452,000	161,000	-	669,000	1,725,000	2,394,000	707,000
9/30/94	Baltimore/HillenStreet	-	580,000	1,095,000	277,000	-	497,000	1,455,000	1,952,000	631,000
9/30/94	Blackwood/ErialRoad	-	774,000	1,437,000	130,000	-	663,000	1,678,000	2,341,000	668,000
9/30/94	Concord/Monument	-	1,092,000	2,027,000	396,000	-	936,000	2,579,000	3,515,000	1,089,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
9/30/94	DaytonBch/N.NovaRoad	-	396,000	735,000	158,000	-	339,000	950,000	1,289,000	418,000
9/30/94	Houston/Bellaire	-	623,000	1,157,000	250,000	-	534,000	1,496,000	2,030,000	619,000
9/30/94	Houston/Highway6North	-	1,120,000	2,083,000	250,000	-	960,000	2,493,000	3,453,000	1,036,000
9/30/94	LongBeach/SouthStreet	-	1,778,000	3,307,000	356,000	-	1,525,000	3,916,000	5,441,000	1,523,000
9/30/94	MapleShade/Route38	-	994,000	1,846,000	217,000	-	852,000	2,205,000	3,057,000	877,000
9/30/94	Marlton/Route73N.	-	938,000	1,742,000	86,000	-	804,000	1,962,000	2,766,000	773,000
9/30/94	Miami/S.W.119thAve	-	656,000	1,221,000	73,000	-	563,000	1,387,000	1,950,000	548,000
9/30/94	Milwaukee/LoversLaneRd	-	469,000	871,000	149,000	-	402,000	1,087,000	1,489,000	466,000
9/30/94	Montebello/E.Whittier	-	383,000	732,000	170,000	-	329,000	956,000	1,285,000	413,000
9/30/94	Monterey/DelReyOaks	-	1,093,000	1,897,000	129,000	-	903,000	2,216,000	3,119,000	917,000
9/30/94	Naperville/E.OgdenAve	-	683,000	1,268,000	157,000	-	585,000	1,523,000	2,108,000	604,000
9/30/94	Rochester/LeeRoad	-	469,000	871,000	246,000	-	402,000	1,184,000	1,586,000	525,000
9/30/94	SanAntonio/AustinHwy	-	592,000	1,098,000	203,000	-	507,000	1,386,000	1,893,000	603,000
9/30/94	SanAntonio/NacogdochesRd	-	571,000	1,060,000	248,000	-	489,000	1,390,000	1,879,000	573,000
9/30/94	SanFrancisco/MarinSt.	-	1,227,000	2,339,000	1,230,000	-	1,372,000	3,424,000	4,796,000	1,358,000
9/30/94	SanFrancisco/10th&Howard	-	1,423,000	2,668,000	268,000	-	1,222,000	3,137,000	4,359,000	1,263,000
9/30/94	SanRafael/MerrydaleRd	-	1,705,000	3,165,000	220,000	-	1,462,000	3,628,000	5,090,000	1,451,000
9/30/94	SanRamon/SanRamonValley	-	1,530,000	2,840,000	439,000	-	1,312,000	3,497,000	4,809,000	1,424,000
9/30/94	Sharonville/E.Kemper	-	574,000	1,070,000	271,000	-	492,000	1,423,000	1,915,000	585,000
9/30/94	St.Petersburg/66ThSt.	-	427,000	793,000	198,000	-	366,000	1,052,000	1,418,000	463,000
10/13/94	Carrollton/MarshLane	-	770,000	1,437,000	1,417,000	-	1,022,000	2,602,000	3,624,000	998,000
10/13/94	Davie/StateRoad84	-	744,000	1,467,000	890,000	-	638,000	2,463,000	3,101,000	951,000
10/31/94	ShermanOaks/VanNuysBlvd	-	1,278,000	2,461,000	943,000	-	1,424,000	3,258,000	4,682,000	1,313,000
12/19/94	SaltLakeCity/WestNorthTemple	-	490,000	917,000	(47,000)	-	385,000	975,000	1,360,000	206,000
12/28/94	LasVegas/JonesBlvd	-	1,208,000	2,243,000	186,000	-	1,035,000	2,602,000	3,637,000	1,007,000
12/28/94	Milpitas/Watson	-	1,575,000	2,925,000	267,000	-	1,351,000	3,416,000	4,767,000	1,318,000
12/28/94	Venice/Guthrie	-	578,000	1,073,000	144,000	-	495,000	1,300,000	1,795,000	522,000
12/30/94	AppleValley/FoliageAve	-	910,000	1,695,000	249,000	-	780,000	2,074,000	2,854,000	830,000
1/4/95	ChulaVista/MainStreet	-	735,000	1,802,000	191,000	-	735,000	1,993,000	2,728,000	866,000
1/5/95	Pantego/WestPark	-	315,000	735,000	161,000	-	315,000	896,000	1,211,000	409,000
1/12/95	Roswell/Alpharetta	-	423,000	993,000	386,000	-	423,000	1,379,000	1,802,000	580,000
1/23/95	NorthBergen/Tonne	-	1,564,000	3,772,000	364,000	-	1,552,000	4,148,000	5,700,000	1,570,000
1/23/95	SanLeandro/Hesperian	-	734,000	1,726,000	145,000	-	734,000	1,871,000	2,605,000	713,000
1/24/95	Nashville/ElmHill	-	338,000	791,000	384,000	-	338,000	1,175,000	1,513,000	609,000
2/3/95	Reno/S.MccarronBlvd	-	1,080,000	2,537,000	194,000	-	1,080,000	2,731,000	3,811,000	1,052,000
2/15/95	LA/Sepulveda	-	1,453,000	3,390,000	124,000	-	1,454,000	3,513,000	4,967,000	1,127,000
2/15/95	Lansing	-	1,514,000	3,534,000	170,000	-	1,515,000	3,703,000	5,218,000	1,199,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
2/15/95	Pleasanton	-	1,257,000	2,932,000	93,000	-	1,258,000	3,024,000	4,282,000	959,000
2/15/95	SchillerPark	-	1,688,000	3,939,000	313,000	-	1,689,000	4,251,000	5,940,000	1,402,000
2/28/95	Amherst/Sheridan	-	484,000	1,151,000	186,000	-	484,000	1,337,000	1,821,000	553,000
2/28/95	Burlingame/AdrianRd	-	2,280,000	5,349,000	330,000	-	2,281,000	5,678,000	7,959,000	2,160,000
2/28/95	Chicago/ClarkStreet	-	442,000	1,031,000	348,000	-	442,000	1,379,000	1,821,000	609,000
2/28/95	Decatur/FlatShoal	-	970,000	2,288,000	454,000	-	970,000	2,742,000	3,712,000	1,169,000
2/28/95	Downey/Bellflower	-	916,000	2,158,000	156,000	-	916,000	2,314,000	3,230,000	877,000
2/28/95	FederalWay/Pacific	-	785,000	1,832,000	281,000	-	785,000	2,113,000	2,898,000	895,000
2/28/95	Kent/PacificHwy	-	728,000	1,711,000	151,000	-	728,000	1,862,000	2,590,000	735,000
2/28/95	Kirkland	-	1,254,000	2,932,000	225,000	-	1,255,000	3,156,000	4,411,000	1,211,000
2/28/95	LaPuente/ValleyBlvd	-	591,000	1,390,000	233,000	-	591,000	1,623,000	2,214,000	702,000
2/28/95	Lynnwood/180thSt	-	516,000	1,205,000	225,000	-	516,000	1,430,000	1,946,000	601,000
2/28/95	Miami/Biscayne	-	1,313,000	3,076,000	138,000	-	1,314,000	3,213,000	4,527,000	1,203,000
2/28/95	Miami/Cloverleaf	-	606,000	1,426,000	291,000	-	606,000	1,717,000	2,323,000	693,000
2/28/95	Milwaukie/40thStreet	-	576,000	1,388,000	132,000	-	579,000	1,517,000	2,096,000	611,000
2/28/95	Palatine/Dundee	-	698,000	1,643,000	294,000	-	698,000	1,937,000	2,635,000	746,000
2/28/95	Pinole/SanPablo	-	639,000	1,502,000	261,000	-	639,000	1,763,000	2,402,000	744,000
2/28/95	Portland/N.Lombard	-	812,000	1,900,000	220,000	-	812,000	2,120,000	2,932,000	843,000
2/28/95	SanJose/CapitolE	-	1,215,000	2,852,000	154,000	-	1,216,000	3,005,000	4,221,000	1,144,000
2/28/95	SanJose/Mabury	-	892,000	2,088,000	158,000	-	892,000	2,246,000	3,138,000	835,000
2/28/95	Smyrna/S.Cobb	-	663,000	1,559,000	274,000	-	663,000	1,833,000	2,496,000	762,000
2/28/95	SouthGate/Firesto	-	1,442,000	3,449,000	394,000	-	1,443,000	3,842,000	5,285,000	1,552,000
2/28/95	Tampa/S.Dale	-	791,000	1,852,000	245,000	-	791,000	2,097,000	2,888,000	862,000
2/28/95	Vallejo/Lincoln	-	445,000	1,052,000	220,000	-	445,000	1,272,000	1,717,000	533,000
2/28/95	Williamsville/Transit	-	284,000	670,000	231,000	-	284,000	901,000	1,185,000	381,000
3/2/95	Burien/1StAveSouth	-	763,000	1,783,000	303,000	-	763,000	2,086,000	2,849,000	870,000
3/2/95	Everett/Highway99	-	859,000	2,022,000	237,000	-	859,000	2,259,000	3,118,000	927,000
3/2/95	Kent/South238thStreet	-	763,000	1,783,000	279,000	-	763,000	2,062,000	2,825,000	869,000
3/31/95	Cheverly/CentralAve	-	911,000	2,164,000	191,000	-	911,000	2,355,000	3,266,000	888,000
5/1/95	Sandy/S.StateStreet	-	1,043,000	2,442,000	(272,000)	-	923,000	2,290,000	3,213,000	461,000
5/3/95	Largo/UlmertonRoa	-	263,000	654,000	146,000	-	263,000	800,000	1,063,000	373,000
5/8/95	Dallas/W.Mockingbird	-	1,440,000	3,371,000	173,000	-	1,441,000	3,543,000	4,984,000	1,302,000
5/8/95	EastPoint/Lakewood	-	884,000	2,071,000	359,000	-	884,000	2,430,000	3,314,000	997,000
5/8/95	Fairfield/WesternStreet	-	439,000	1,030,000	93,000	-	439,000	1,123,000	1,562,000	432,000
6/12/95	Baltimore/OldWaterloo	-	769,000	1,850,000	154,000	-	769,000	2,004,000	2,773,000	743,000
6/12/95	MountainView/OldMiddlefield	-	2,095,000	4,913,000	119,000	-	2,096,000	5,031,000	7,127,000	1,776,000
6/12/95	PleasantHill/Hookston	-	766,000	1,848,000	115,000	-	742,000	1,987,000	2,729,000	744,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost Land	Initial Cost Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003 Land	Gross Carrying Amount At December 31, 2003 Building	Gross Carrying Amount At December 31, 2003 Total	Accumulated Depreciation
6/30/95	Pacoima/PaxtonStreet	875,000	840,000	1,976,000	157,000	-	840,000	2,133,000	2,973,000	782,000
6/30/95	AltamonteSprings	-	566,000	1,326,000	154,000	-	566,000	1,480,000	2,046,000	556,000
6/30/95	Beaverton/S.W.110	-	572,000	1,342,000	173,000	-	572,000	1,515,000	2,087,000	587,000
6/30/95	Bridgeton/Pennridge	-	283,000	661,000	203,000	-	283,000	864,000	1,147,000	373,000
6/30/95	CherryHill/DobbsLane	-	716,000	1,676,000	154,000	-	715,000	1,831,000	2,546,000	660,000
6/30/95	Dallas/AudeliaRoad	-	1,166,000	2,725,000	863,000	-	1,167,000	3,587,000	4,754,000	1,586,000
6/30/95	EdgewaterPark/Route130	-	683,000	1,593,000	135,000	-	683,000	1,728,000	2,411,000	627,000
6/30/95	Elmhurst/LakeFrontageRd	-	748,000	1,758,000	165,000	-	748,000	1,923,000	2,671,000	727,000
6/30/95	Fairfield/KingsHighway	-	1,811,000	4,273,000	232,000	-	1,812,000	4,504,000	6,316,000	1,667,000
6/30/95	FortWorth/Hwy80	-	379,000	891,000	137,000	-	379,000	1,028,000	1,407,000	422,000
6/30/95	GrandPrairie/19th	-	566,000	1,329,000	157,000	-	566,000	1,486,000	2,052,000	580,000
6/30/95	Greenfield/S.108th	-	728,000	1,707,000	258,000	-	728,000	1,965,000	2,693,000	754,000
6/30/95	Houston/N.W.Freeway	-	447,000	1,066,000	153,000	-	447,000	1,219,000	1,666,000	496,000
6/30/95	Houston/S.W.Freeway	-	537,000	1,254,000	5,377,000	-	1,607,000	5,561,000	7,168,000	872,000
6/30/95	Independence/E.42nd	-	438,000	1,023,000	183,000	-	438,000	1,206,000	1,644,000	496,000
6/30/95	Joliet/JeffersonStreet	-	501,000	1,181,000	189,000	-	501,000	1,370,000	1,871,000	547,000
6/30/95	Lauderhill/StateRoad	-	644,000	1,508,000	184,000	-	644,000	1,692,000	2,336,000	637,000
6/30/95	Lawrenceville/Brunswick	-	841,000	1,961,000	132,000	-	841,000	2,093,000	2,934,000	758,000
6/30/95	Liverpool/OswegoRoad	-	545,000	1,279,000	254,000	-	545,000	1,533,000	2,078,000	615,000
6/30/95	LosAngeles/BeverlyBlvd	-	787,000	1,886,000	357,000	-	787,000	2,243,000	3,030,000	946,000
6/30/95	Markham/W.159ThPlace	-	230,000	539,000	164,000	-	229,000	704,000	933,000	299,000
6/30/95	MiamiGardens	-	823,000	1,929,000	216,000	-	823,000	2,145,000	2,968,000	799,000
6/30/95	Milwaukee/Brown	-	358,000	849,000	209,000	-	358,000	1,058,000	1,416,000	429,000
6/30/95	OrangePark/BlandingBlvd	-	394,000	918,000	239,000	-	394,000	1,157,000	1,551,000	481,000
6/30/95	Orlando/W.OakRidge	-	698,000	1,642,000	247,000	-	698,000	1,889,000	2,587,000	747,000
6/30/95	Pasadena/E.Beltway	-	757,000	1,767,000	161,000	-	757,000	1,928,000	2,685,000	718,000
6/30/95	Portland/Gantenbein	-	537,000	1,262,000	180,000	-	537,000	1,442,000	1,979,000	562,000
6/30/95	Portland/Prescott	-	647,000	1,509,000	188,000	-	647,000	1,697,000	2,344,000	667,000
6/30/95	Portland/S.E.92nd	-	638,000	1,497,000	210,000	-	638,000	1,707,000	2,345,000	663,000
6/30/95	Richmond/Carlson	-	865,000	2,025,000	303,000	-	865,000	2,328,000	3,193,000	905,000
6/30/95	Rochester/EastAve	-	578,000	1,375,000	225,000	-	578,000	1,600,000	2,178,000	606,000
6/30/95	SanJose/BlossomHill	-	1,467,000	3,444,000	199,000	-	1,468,000	3,642,000	5,110,000	1,330,000
6/30/95	Seattle/DelridgeWay	-	760,000	1,779,000	240,000	-	760,000	2,019,000	2,779,000	751,000
6/30/95	St.Louis/PageServiceDrive	-	531,000	1,241,000	192,000	-	531,000	1,433,000	1,964,000	564,000
6/30/95	St.Petersburg	-	352,000	827,000	222,000	-	352,000	1,049,000	1,401,000	445,000
6/30/95	St.Petersburg/Joe'SCreek	-	704,000	1,642,000	206,000	-	704,000	1,848,000	2,552,000	705,000
6/30/95	UpperChichester/MarketSt.	-	569,000	1,329,000	135,000	-	569,000	1,464,000	2,033,000	551,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
7/13/95	Tarzana/BurbankBlvd	-	2,895,000	6,823,000	387,000	-	2,896,000	7,209,000	10,105,000	2,711,000
7/31/95	MissionBay	3,495,000	1,617,000	3,785,000	491,000	-	1,618,000	4,275,000	5,893,000	1,657,000
7/31/95	SanJose/Tully	1,408,000	912,000	2,137,000	318,000	-	912,000	2,455,000	3,367,000	933,000
7/31/95	Livermore/Portola	1,140,000	921,000	2,157,000	204,000	-	921,000	2,361,000	3,282,000	879,000
7/31/95	Orlando/Lakehurst	849,000	450,000	1,063,000	176,000	-	450,000	1,239,000	1,689,000	479,000
7/31/95	CastroValley/Grove	-	757,000	1,772,000	106,000	-	757,000	1,878,000	2,635,000	677,000
7/31/95	Chicago/WabashAve	-	645,000	1,535,000	682,000	-	645,000	2,217,000	2,862,000	1,092,000
7/31/95	Honolulu/Kaneohe	-	1,215,000	2,846,000	2,057,000	-	2,134,000	3,984,000	6,118,000	1,288,000
7/31/95	HuntingtonBch/Gotham	-	765,000	1,808,000	176,000	-	765,000	1,984,000	2,749,000	763,000
7/31/95	LasVegas/Decatur	-	1,147,000	2,697,000	356,000	-	1,148,000	3,052,000	4,200,000	1,128,000
7/31/95	Marietta/CantonRoad	-	600,000	1,423,000	252,000	-	600,000	1,675,000	2,275,000	677,000
7/31/95	Pleasanton/Stanley	-	1,624,000	3,811,000	210,000	-	1,625,000	4,020,000	5,645,000	1,452,000
7/31/95	Springfield/Parker	-	765,000	1,834,000	155,000	-	765,000	1,989,000	2,754,000	746,000
7/31/95	Tucker/Lawrenceville	-	630,000	1,480,000	204,000	-	630,000	1,684,000	2,314,000	668,000
7/31/95	Wheeling/Hintz	-	450,000	1,054,000	147,000	-	450,000	1,201,000	1,651,000	466,000
8/1/95	Decatur/Covington	-	720,000	1,694,000	214,000	-	720,000	1,908,000	2,628,000	750,000
8/1/95	Gresham/Division	-	607,000	1,428,000	116,000	-	607,000	1,544,000	2,151,000	578,000
8/1/95	Tucker/Lawrenceville	-	600,000	1,405,000	271,000	-	600,000	1,676,000	2,276,000	698,000
8/11/95	StudioCity/Ventura	-	1,285,000	3,015,000	160,000	-	1,286,000	3,174,000	4,460,000	1,140,000
8/12/95	Smyrna/HargroveRoad	-	1,020,000	3,038,000	377,000	-	1,020,000	3,415,000	4,435,000	1,194,000
9/1/95	Hayward/MissionBlvd	-	1,020,000	2,383,000	179,000	-	1,020,000	2,562,000	3,582,000	919,000
9/1/95	LasVegas/Rainbow	-	1,050,000	2,459,000	122,000	-	1,050,000	2,581,000	3,631,000	922,000
9/1/95	MountainView/Reng	-	945,000	2,216,000	159,000	-	945,000	2,375,000	3,320,000	846,000
9/1/95	NewCastle/DupontParkway	-	990,000	2,369,000	176,000	-	990,000	2,545,000	3,535,000	916,000
9/1/95	ParkCity/Belvider	-	600,000	1,405,000	111,000	-	600,000	1,516,000	2,116,000	553,000
9/1/95	SimiValley/LosAngeles	-	1,590,000	3,724,000	219,000	-	1,591,000	3,942,000	5,533,000	1,403,000
9/1/95	SpringValley/Foreman	-	1,095,000	2,572,000	170,000	-	1,095,000	2,742,000	3,837,000	985,000
9/1/95	Venice/Cadillac	-	930,000	2,182,000	238,000	-	930,000	2,420,000	3,350,000	915,000
9/6/95	Darien/FrontageRoad	-	975,000	2,321,000	108,000	-	975,000	2,429,000	3,404,000	893,000
9/30/95	Carson	-	375,000	735,000	160,000	428,000	375,000	1,323,000	1,698,000	434,000
9/30/95	DelAmo	-	474,000	742,000	166,000	922,000	474,000	1,830,000	2,304,000	864,000
9/30/95	Downey	-	191,000	317,000	192,000	825,000	191,000	1,334,000	1,525,000	492,000
9/30/95	HuntingtonBeach	-	176,000	321,000	215,000	738,000	176,000	1,274,000	1,450,000	461,000
9/30/95	MontereyPark	-	124,000	346,000	147,000	782,000	124,000	1,275,000	1,399,000	504,000
9/30/95	VanNuys/Balboa	-	295,000	657,000	149,000	1,148,000	295,000	1,954,000	2,249,000	760,000
9/30/95	VanNuys/BalboaBlvd	-	1,920,000	4,504,000	376,000	-	1,921,000	4,879,000	6,800,000	1,511,000
9/30/95	Whittier	-	215,000	384,000	247,000	781,000	215,000	1,412,000	1,627,000	493,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003: Land	Gross Carrying Amount At December 31, 2003: Building	Gross Carrying Amount At December 31, 2003: Total	Accumulated Depreciation
10/31/95	Chicago/W.47thStreet	-	300,000	708,000	220,000	-	300,000	928,000	1,228,000	342,000
10/31/95	LosAngeles/Eastern	-	455,000	1,070,000	153,000	-	455,000	1,223,000	1,678,000	415,000
10/31/95	SanLorenzo/Hesperian	-	1,590,000	3,716,000	390,000	-	1,591,000	4,105,000	5,696,000	1,244,000
11/15/95	CitrusHeights/Sunrise	-	520,000	1,213,000	147,000	-	520,000	1,360,000	1,880,000	499,000
11/15/95	CostaMesa	-	522,000	1,218,000	72,000	-	522,000	1,290,000	1,812,000	444,000
11/15/95	Modesto/BriggsmoreAve	-	470,000	1,097,000	120,000	-	470,000	1,217,000	1,687,000	436,000
11/15/95	Pacheco/BuchananCircle	-	1,681,000	3,951,000	273,000	-	1,682,000	4,223,000	5,905,000	1,401,000
11/15/95	Plano/E.14th	-	705,000	1,646,000	104,000	-	705,000	1,750,000	2,455,000	587,000
11/15/95	SoSanFrancisco/Spruce	-	1,905,000	4,444,000	347,000	-	1,906,000	4,790,000	6,696,000	1,620,000
11/16/95	DelrayBeach	-	600,000	1,407,000	172,000	-	600,000	1,579,000	2,179,000	603,000
11/16/95	PalmBeachGardens	-	657,000	1,540,000	154,000	-	657,000	1,694,000	2,351,000	625,000
1/1/96	BedfordHts/Miles	-	835,000	1,577,000	301,000	929,000	835,000	2,807,000	3,642,000	838,000
1/1/96	Bensenville/YorkRd	-	667,000	1,602,000	213,000	895,000	667,000	2,710,000	3,377,000	827,000
1/1/96	Bowie/Woodcliff	-	718,000	2,336,000	111,000	1,292,000	718,000	3,739,000	4,457,000	980,000
1/1/96	Clinton/MalcolmRoad	-	593,000	2,123,000	239,000	1,187,000	593,000	3,549,000	4,142,000	923,000
1/1/96	Coram/MiddleCount	-	507,000	1,421,000	124,000	792,000	507,000	2,337,000	2,844,000	673,000
1/1/96	Denver/SQuebec	-	1,849,000	1,941,000	195,000	1,086,000	1,850,000	3,221,000	5,071,000	964,000
1/1/96	DesMoines	-	448,000	1,350,000	112,000	768,000	448,000	2,230,000	2,678,000	674,000
1/1/96	Englewood/Federal	-	481,000	1,395,000	133,000	777,000	481,000	2,305,000	2,786,000	725,000
1/1/96	Houston/FM1960	-	635,000	1,294,000	223,000	783,000	635,000	2,300,000	2,935,000	741,000
1/1/96	Houston/Westheimer	-	1,508,000	2,274,000	265,000	1,304,000	1,509,000	3,842,000	5,351,000	1,134,000
1/1/96	Hyattsville/Kenilworth	-	509,000	1,757,000	155,000	1,000,000	509,000	2,912,000	3,421,000	833,000
1/1/96	Kent/MilitaryTrail	-	409,000	1,670,000	195,000	956,000	409,000	2,821,000	3,230,000	822,000
1/1/96	Livonia/Newburgh	-	635,000	1,407,000	126,000	783,000	635,000	2,316,000	2,951,000	664,000
1/1/96	Louisville/Preston	-	211,000	1,060,000	88,000	594,000	211,000	1,742,000	1,953,000	525,000
1/1/96	MapleShade/Fellowship	-	331,000	1,421,000	143,000	803,000	331,000	2,367,000	2,698,000	677,000
1/1/96	MerrionettePark	-	818,000	2,020,000	120,000	1,122,000	818,000	3,262,000	4,080,000	973,000
1/1/96	Milwaukee/S.84th	-	444,000	1,868,000	302,000	1,091,000	444,000	3,261,000	3,705,000	892,000
1/1/96	OrlandHills/W.159th	-	917,000	2,392,000	260,000	1,342,000	917,000	3,994,000	4,911,000	1,207,000
1/1/96	Oxonhill/Indianhead	-	772,000	2,017,000	282,000	1,141,000	772,000	3,440,000	4,212,000	967,000
1/1/96	Sacramento/N.16th	-	582,000	2,610,000	172,000	1,466,000	582,000	4,248,000	4,830,000	1,020,000
1/1/96	SanJose/AbornRoad	-	615,000	1,342,000	100,000	759,000	615,000	2,201,000	2,816,000	681,000
1/1/96	SanPablo/SanPablo	-	565,000	1,232,000	154,000	713,000	565,000	2,099,000	2,664,000	609,000
1/1/96	Sewell/Rts.553	-	323,000	1,138,000	137,000	658,000	323,000	1,933,000	2,256,000	586,000
1/1/96	Sunland/SunlandBlvd.	-	631,000	1,965,000	103,000	1,090,000	631,000	3,158,000	3,789,000	864,000
1/1/96	Tigard/S.W.Pacific	-	633,000	1,206,000	136,000	705,000	633,000	2,047,000	2,680,000	628,000
1/1/96	Turnersville/Black	-	165,000	1,360,000	138,000	758,000	165,000	2,256,000	2,421,000	666,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
1/1/96	W.Hollywood/SantaMonica	-	3,415,000	4,577,000	250,000	2,552,000	3,417,000	7,377,000	10,794,000	2,151,000
1/1/96	Waterbury/Captain	-	434,000	2,089,000	151,000	1,162,000	434,000	3,402,000	3,836,000	865,000
1/3/96	SanGabriel	-	1,005,000	2,345,000	232,000	-	1,005,000	2,577,000	3,582,000	960,000
1/5/96	SanFrancisco,SecondSt.	-	2,880,000	6,814,000	201,000	-	2,881,000	7,014,000	9,895,000	2,321,000
1/12/96	SanAntonio,TX	-	912,000	2,170,000	96,000	-	912,000	2,266,000	3,178,000	761,000
2/29/96	Brandon,FL/WBrandonBlvd.	-	1,928,000	4,523,000	913,000	-	1,929,000	5,435,000	7,364,000	2,280,000
2/29/96	CoralSpringsFL/WSampleRd.	-	3,480,000	8,148,000	244,000	-	3,482,000	8,390,000	11,872,000	2,703,000
2/29/96	DelrayBeachFL/SMilitaryTr.	-	941,000	2,222,000	191,000	-	941,000	2,413,000	3,354,000	855,000
2/29/96	JupiterFL/MilitaryTrail	-	2,280,000	5,347,000	323,000	-	2,281,000	5,669,000	7,950,000	1,840,000
2/29/96	LakeWorth,FL/S.MilitaryTr.	-	1,782,000	4,723,000	177,000	-	1,783,000	4,899,000	6,682,000	1,605,000
2/29/96	LakeworthFL/LakeWorthRd	-	737,000	1,742,000	170,000	-	737,000	1,912,000	2,649,000	685,000
2/29/96	Naples,FL/OldUS41	-	849,000	2,016,000	171,000	-	849,000	2,187,000	3,036,000	747,000
2/29/96	NewPortRichey/StateRd54	-	857,000	2,025,000	192,000	-	857,000	2,217,000	3,074,000	755,000
2/29/96	SanfordFL/SOrlandoDr	-	734,000	1,749,000	1,965,000	-	975,000	3,473,000	4,448,000	1,149,000
3/8/96	Atlanta/Roswell	-	898,000	3,649,000	112,000	-	898,000	3,761,000	4,659,000	1,211,000
3/31/96	Baltimore	-	842,000	2,180,000	208,000	-	842,000	2,388,000	3,230,000	798,000
3/31/96	Carrollton	-	578,000	1,495,000	110,000	-	578,000	1,605,000	2,183,000	552,000
3/31/96	Dallas	-	315,000	810,000	1,733,000	-	315,000	2,543,000	2,858,000	518,000
3/31/96	Houston	-	543,000	1,402,000	125,000	-	543,000	1,527,000	2,070,000	531,000
3/31/96	Houston	-	669,000	1,724,000	472,000	-	669,000	2,196,000	2,865,000	797,000
3/31/96	Irvine	-	1,920,000	4,975,000	576,000	-	1,921,000	5,550,000	7,471,000	1,804,000
3/31/96	Jacksonville	-	713,000	1,845,000	218,000	-	713,000	2,063,000	2,776,000	717,000
3/31/96	Milwaukee	-	542,000	1,402,000	118,000	-	542,000	1,520,000	2,062,000	530,000
3/31/96	NewHaven	-	740,000	1,907,000	(202,000)	-	668,000	1,777,000	2,445,000	617,000
3/31/96	Oakland	-	1,065,000	2,764,000	283,000	-	1,065,000	3,047,000	4,112,000	1,051,000
3/31/96	Plano	-	650,000	1,682,000	132,000	-	650,000	1,814,000	2,464,000	631,000
3/31/96	Randallstown	-	1,359,000	3,527,000	261,000	-	1,360,000	3,787,000	5,147,000	1,257,000
3/31/96	Saratoga	-	2,339,000	6,081,000	150,000	-	2,340,000	6,230,000	8,570,000	1,976,000
3/31/96	Torrance	-	1,415,000	3,675,000	175,000	-	1,416,000	3,849,000	5,265,000	1,249,000
4/1/96	Chicago/Pulaski	-	764,000	1,869,000	164,000	-	764,000	2,033,000	2,797,000	626,000
4/1/96	Houston/Westheimer	-	1,390,000	3,402,000	4,226,000	-	1,391,000	7,627,000	9,018,000	2,237,000
4/1/96	LasVegas/DesertInn	-	1,115,000	2,729,000	119,000	-	1,116,000	2,847,000	3,963,000	877,000
4/1/96	Rockville/Randolph	-	1,153,000	2,823,000	166,000	-	1,154,000	2,988,000	4,142,000	879,000
4/1/96	SimiValley/EastStreet	-	970,000	2,374,000	70,000	-	970,000	2,444,000	3,414,000	715,000
4/1/96	St.Louis/BarrettStationRoad	-	630,000	1,542,000	115,000	-	630,000	1,657,000	2,287,000	497,000
4/1/96	Torrance/Crenshaw	-	916,000	2,243,000	122,000	-	916,000	2,365,000	3,281,000	691,000
4/1/96	Weymouth	-	485,000	1,187,000	169,000	-	485,000	1,356,000	1,841,000	379,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003: Land	Gross Carrying Amount At December 31, 2003: Building	Gross Carrying Amount At December 31, 2003: Total	Accumulated Depreciation
4/3/96	Naples	-	1,187,000	2,809,000	227,000	-	1,188,000	3,035,000	4,223,000	1,059,000
6/26/96	BocaRaton	-	3,180,000	7,468,000	1,227,000	-	3,181,000	8,694,000	11,875,000	2,786,000
6/28/96	Venice	-	669,000	1,575,000	163,000	-	669,000	1,738,000	2,407,000	613,000
6/30/96	BedfordPark	-	606,000	1,419,000	211,000	-	606,000	1,630,000	2,236,000	581,000
6/30/96	Brooklyn	-	783,000	1,830,000	467,000	-	783,000	2,297,000	3,080,000	864,000
6/30/96	LasVegas	-	921,000	2,155,000	193,000	-	921,000	2,348,000	3,269,000	791,000
6/30/96	LosAngeles	-	692,000	1,616,000	106,000	-	692,000	1,722,000	2,414,000	573,000
6/30/96	Newark	-	1,051,000	2,458,000	119,000	-	1,051,000	2,577,000	3,628,000	820,000
6/30/96	SilverSpring	-	1,513,000	3,535,000	259,000	-	1,514,000	3,793,000	5,307,000	1,251,000
7/2/96	GlenBurnie/FurnaceBrRd	-	1,755,000	4,150,000	185,000	-	1,756,000	4,334,000	6,090,000	1,356,000
7/22/96	Lakewood/WHampton	-	717,000	2,092,000	80,000	-	716,000	2,173,000	2,889,000	672,000
8/13/96	Norcross/HolcombBridgeRd	-	955,000	3,117,000	126,000	-	955,000	3,243,000	4,198,000	1,005,000
9/5/96	SpringValley/SPascackrd	-	1,260,000	2,966,000	308,000	-	1,261,000	3,273,000	4,534,000	1,094,000
9/16/96	CanogaPark/ShermanWay	-	1,543,000	3,716,000	558,000	-	1,544,000	4,273,000	5,817,000	1,285,000
9/16/96	ColoradoSprings/TomahDrive	-	731,000	1,759,000	114,000	-	731,000	1,873,000	2,604,000	590,000
9/16/96	Dallas/RoyalLane	-	1,008,000	2,426,000	211,000	-	1,008,000	2,637,000	3,645,000	839,000
9/16/96	Denver/W.Hampden	-	1,084,000	2,609,000	164,000	-	1,084,000	2,773,000	3,857,000	843,000
9/16/96	Fairfield/DixieHighway	-	427,000	1,046,000	122,000	-	427,000	1,168,000	1,595,000	367,000
9/16/96	FortWorth/Brentwood	-	823,000	2,016,000	140,000	-	823,000	2,156,000	2,979,000	690,000
9/16/96	Glendale/SanFernandoRoad	-	2,500,000	6,124,000	171,000	-	2,501,000	6,294,000	8,795,000	1,835,000
9/16/96	Greenbrook/Route22	-	1,227,000	2,954,000	278,000	-	1,228,000	3,231,000	4,459,000	1,008,000
9/16/96	Houston/GulfFreeway	-	701,000	1,718,000	3,304,000	-	701,000	5,022,000	5,723,000	922,000
9/16/96	Houston/Harwin	-	549,000	1,344,000	165,000	-	549,000	1,509,000	2,058,000	498,000
9/16/96	Houston/W.MontgomeryRd.	-	524,000	1,261,000	203,000	-	524,000	1,464,000	1,988,000	491,000
9/16/96	Irvine/CowanStreet	-	1,890,000	4,631,000	229,000	-	1,891,000	4,859,000	6,750,000	1,474,000
9/16/96	Jacksonville/SouthLaneAve.	-	554,000	1,334,000	228,000	-	554,000	1,562,000	2,116,000	530,000
9/16/96	LasVegas/BoulderHwy.	-	947,000	2,279,000	303,000	-	947,000	2,582,000	3,529,000	798,000
9/16/96	LasVegas/S.DecaturBlvd.	-	1,037,000	2,539,000	153,000	-	1,037,000	2,692,000	3,729,000	827,000
9/16/96	Lewisville/S.Stemmons	-	603,000	1,451,000	141,000	-	603,000	1,592,000	2,195,000	530,000
9/16/96	Littleton/SouthparkWay	-	922,000	2,221,000	278,000	-	922,000	2,499,000	3,421,000	787,000
9/16/96	Mesa/CountryClubDrive	-	701,000	1,718,000	205,000	-	701,000	1,923,000	2,624,000	605,000
9/16/96	Monsey/Route59	-	1,068,000	2,572,000	145,000	-	1,068,000	2,717,000	3,785,000	817,000
9/16/96	NewportNews/WarwickBlvd.	-	575,000	1,385,000	166,000	-	575,000	1,551,000	2,126,000	507,000
9/16/96	Petaluma/BaywoodDrive	-	861,000	2,074,000	167,000	-	861,000	2,241,000	3,102,000	698,000
9/16/96	RichlandHills/AirportFwy.	-	473,000	1,158,000	208,000	-	473,000	1,366,000	1,839,000	464,000
9/16/96	SanFrancisco/GearyBlvd.	-	2,957,000	7,244,000	307,000	-	2,958,000	7,550,000	10,508,000	2,229,000
9/16/96	SantaRosa/SantaRosaAve.	-	575,000	1,385,000	113,000	-	575,000	1,498,000	2,073,000	469,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
9/16/96	Sarasota/S.TamiamiTrail	-	584,000	1,407,000	3,169,000	-	584,000	4,576,000	5,160,000	475,000
9/16/96	Tempe/McKellipsRoad	-	823,000	1,972,000	244,000	-	823,000	2,216,000	3,039,000	704,000
9/16/96	WillowGrove/MarylandRoad	-	673,000	1,620,000	110,000	-	673,000	1,730,000	2,403,000	532,000
10/11/96	Chesapeake/MilitaryHwy	-	912,000	1,974,000	401,000	-	912,000	2,375,000	3,287,000	857,000
10/11/96	Hampton/PembrokeRoad	-	1,080,000	2,346,000	(203,000)	-	914,000	2,309,000	3,223,000	469,000
10/11/96	Norfolk/WidgeonRoad	-	1,110,000	2,405,000	(329,000)	-	908,000	2,278,000	3,186,000	479,000
10/11/96	Orlando/EOakridgeRd	-	927,000	2,020,000	242,000	-	927,000	2,262,000	3,189,000	730,000
10/11/96	Orlando/SouthHwy17-92	-	1,170,000	2,549,000	189,000	-	1,171,000	2,737,000	3,908,000	879,000
10/11/96	Richmond/BloomLane	-	1,188,000	2,512,000	(177,000)	-	995,000	2,528,000	3,523,000	541,000
10/11/96	Richmond/MidlothianPark	-	762,000	1,588,000	487,000	-	762,000	2,075,000	2,837,000	834,000
10/11/96	Roanoke/PetersCreekRoad	-	819,000	1,776,000	262,000	-	819,000	2,038,000	2,857,000	696,000
10/11/96	VirginiaBeach/SouthernBlvd	-	282,000	610,000	246,000	-	282,000	856,000	1,138,000	367,000
10/25/96	Austin/Renelli	-	1,710,000	3,990,000	252,000	-	1,711,000	4,241,000	5,952,000	1,324,000
10/25/96	Austin/Santiago	-	900,000	2,100,000	209,000	-	900,000	2,309,000	3,209,000	758,000
10/25/96	Dallas/DentonDrive	-	900,000	2,100,000	135,000	-	900,000	2,235,000	3,135,000	722,000
10/25/96	Dallas/EastN.W.Highway	-	698,000	1,628,000	175,000	-	698,000	1,803,000	2,501,000	593,000
10/25/96	Houston/Hempstead	-	518,000	1,207,000	257,000	-	518,000	1,464,000	1,982,000	532,000
10/25/96	Pasadena/So.Shaver	-	420,000	980,000	224,000	-	420,000	1,204,000	1,624,000	415,000
10/31/96	Houston/JoelWheatonRd	-	465,000	1,085,000	207,000	-	465,000	1,292,000	1,757,000	447,000
10/31/96	MtHolly/541Bypass	-	360,000	840,000	221,000	-	360,000	1,061,000	1,421,000	360,000
11/13/96	TownEast/Mesquite	-	330,000	770,000	133,000	-	330,000	903,000	1,233,000	313,000
11/14/96	BossierCityLA	-	633,000	1,488,000	(134,000)	-	557,000	1,430,000	1,987,000	316,000
12/5/96	LakeForest/BakeParkway	-	971,000	2,173,000	576,000	-	973,000	2,747,000	3,720,000	719,000
12/16/96	Arlington/S.WatsonRd.	-	930,000	2,170,000	448,000	-	930,000	2,618,000	3,548,000	943,000
12/16/96	CherryHill/OldCuthbert	-	645,000	1,505,000	410,000	-	645,000	1,915,000	2,560,000	635,000
12/16/96	OklahomaCity/SSantaFe	-	360,000	840,000	171,000	-	360,000	1,011,000	1,371,000	354,000
12/16/96	OklahomaCity/S.May	-	360,000	840,000	153,000	-	360,000	993,000	1,353,000	351,000
12/16/96	OklahomaCity/SW74th	-	375,000	875,000	115,000	-	375,000	990,000	1,365,000	342,000
12/16/96	Richardson/E.Arapaho	-	1,290,000	3,010,000	299,000	-	1,291,000	3,308,000	4,599,000	1,008,000
12/23/96	Alsip/115thStreet	-	750,000	1,848,000	1,919,000	-	750,000	3,767,000	4,517,000	849,000
12/23/96	Arlington/Algonquin	-	991,000	2,569,000	384,000	-	991,000	2,953,000	3,944,000	938,000
12/23/96	Auburn/RStreet	-	690,000	1,700,000	199,000	-	690,000	1,899,000	2,589,000	617,000
12/23/96	BedfordPark/Cicero	-	1,321,000	3,426,000	298,000	-	1,322,000	3,723,000	5,045,000	1,135,000
12/23/96	Broadview/S.25thAvenue	-	1,289,000	3,257,000	303,000	-	1,290,000	3,559,000	4,849,000	1,062,000
12/23/96	Carmichael/FairOaks	-	809,000	2,045,000	215,000	-	809,000	2,260,000	3,069,000	706,000
12/23/96	Clifton/BroadStreet	-	1,411,000	3,659,000	155,000	-	1,412,000	3,813,000	5,225,000	1,130,000
12/23/96	Dallas/LemmonAve.	-	1,710,000	4,214,000	150,000	-	1,711,000	4,363,000	6,074,000	1,305,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003: Land	Gross Carrying Amount At December 31, 2003: Building	Gross Carrying Amount At December 31, 2003: Total	Accumulated Depreciation
12/23/96	Decatur/Covington	-	930,000	2,292,000	201,000	-	930,000	2,493,000	3,423,000	765,000
12/23/96	DenverEastEvans	-	1,740,000	4,288,000	197,000	-	1,741,000	4,484,000	6,225,000	1,338,000
12/23/96	EagleRock/Colorado	-	330,000	813,000	383,000	-	444,000	1,082,000	1,526,000	223,000
12/23/96	Englewood/Costilla	-	1,739,000	4,393,000	129,000	-	1,740,000	4,521,000	6,261,000	1,328,000
12/23/96	FederalHeights/W.48thAve.	-	720,000	1,774,000	120,000	-	720,000	1,894,000	2,614,000	561,000
12/23/96	ForestPark/JonesboroRd.	-	540,000	1,331,000	159,000	-	540,000	1,490,000	2,030,000	498,000
12/23/96	Ft.Lauderdale/Powerline	-	660,000	1,626,000	292,000	-	660,000	1,918,000	2,578,000	663,000
12/23/96	Ft.Lauderdale/StateRoad	-	1,199,000	3,030,000	223,000	-	1,200,000	3,252,000	4,452,000	980,000
12/23/96	GreenAcres/JogRoad	-	600,000	1,479,000	137,000	-	600,000	1,616,000	2,216,000	520,000
12/23/96	Hillside/Glenwood	-	563,000	4,051,000	300,000	-	563,000	4,351,000	4,914,000	1,353,000
12/23/96	Kent/PacificHwySouth	-	930,000	2,292,000	154,000	-	930,000	2,446,000	3,376,000	769,000
12/23/96	LakeWorth/LkWorth	-	1,111,000	2,880,000	222,000	-	1,112,000	3,101,000	4,213,000	946,000
12/23/96	LasVegas/Charleston	-	1,049,000	2,651,000	142,000	-	1,049,000	2,793,000	3,842,000	832,000
12/23/96	LasVegas/SouthArvill	-	929,000	2,348,000	132,000	-	929,000	2,480,000	3,409,000	747,000
12/23/96	Lilburn/BeaverRuinRoad	-	600,000	1,515,000	170,000	-	600,000	1,685,000	2,285,000	536,000
12/23/96	LosAngeles/SantaMonica	-	3,328,000	8,407,000	231,000	-	3,329,000	8,637,000	11,966,000	2,510,000
12/23/96	Madison/GallatinRoad	-	780,000	1,922,000	243,000	-	780,000	2,165,000	2,945,000	713,000
12/23/96	MangoniaPark/AustralianAve.	-	840,000	2,070,000	182,000	-	840,000	2,252,000	3,092,000	702,000
12/23/96	Napa/Industrial	-	660,000	1,666,000	137,000	-	660,000	1,803,000	2,463,000	579,000
12/23/96	Nashville/DickersonPike	-	990,000	2,440,000	183,000	-	990,000	2,623,000	3,613,000	841,000
12/23/96	OverlandPark/Mastin	-	990,000	2,440,000	3,218,000	-	1,307,000	5,341,000	6,648,000	1,002,000
12/23/96	Philadelphia/Byberry	-	1,019,000	2,575,000	167,000	-	1,019,000	2,742,000	3,761,000	838,000
12/23/96	Philadelphia/Oxford	-	900,000	2,218,000	173,000	-	900,000	2,391,000	3,291,000	723,000
12/23/96	Phoenix/19thAvenue	-	991,000	2,569,000	224,000	-	991,000	2,793,000	3,784,000	843,000
12/23/96	Pittsburgh/CaliforniaAve.	-	630,000	1,552,000	119,000	-	630,000	1,671,000	2,301,000	534,000
12/23/96	PlymouthMeeting/Chemical	-	1,109,000	2,802,000	155,000	-	1,109,000	2,957,000	4,066,000	509,000
12/23/96	PompanoBeach/S.DixieHwy.	-	930,000	2,292,000	341,000	-	930,000	2,633,000	3,563,000	849,000
12/23/96	PompanoBeach/SampleRoad	-	1,320,000	3,253,000	162,000	-	1,321,000	3,414,000	4,735,000	1,036,000
12/23/96	Portland/DivisionStreet	-	989,000	2,499,000	152,000	-	989,000	2,651,000	3,640,000	811,000
12/23/96	Portland/N.E.71stAvenue	-	869,000	2,196,000	238,000	-	869,000	2,434,000	3,303,000	773,000
12/23/96	Renton174thSt.	-	960,000	2,366,000	229,000	-	960,000	2,595,000	3,555,000	814,000
12/23/96	Sacramento/Northgate	-	1,021,000	2,647,000	146,000	-	1,021,000	2,793,000	3,814,000	855,000
12/23/96	Seattle/15thAvenue	-	781,000	2,024,000	170,000	-	781,000	2,194,000	2,975,000	693,000
12/23/96	Seattle/PacificHwy.South	-	689,000	1,742,000	201,000	-	689,000	1,943,000	2,632,000	641,000
12/23/96	Southington/Spring	-	811,000	2,102,000	147,000	-	811,000	2,249,000	3,060,000	698,000
12/23/96	Tampa/15thStreet	-	420,000	1,060,000	256,000	-	420,000	1,316,000	1,736,000	461,000
12/23/96	Topeka/8thStreet	-	150,000	370,000	161,000	-	150,000	531,000	681,000	213,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003: Land	Gross Carrying Amount At December 31, 2003: Building	Gross Carrying Amount At December 31, 2003: Total	Accumulated Depreciation
12/23/96	UpperDarby/Lansdowne	-	899,000	2,272,000	206,000	-	899,000	2,478,000	3,377,000	758,000
12/23/96	W.PalmBeach/Belvedere	-	960,000	2,366,000	208,000	-	960,000	2,574,000	3,534,000	803,000
12/23/96	Warren/SchoenherrRd.	-	749,000	1,894,000	184,000	-	749,000	2,078,000	2,827,000	648,000
12/23/96	Wheatridge/W.44thAvenue	-	1,439,000	3,636,000	139,000	-	1,440,000	3,774,000	5,214,000	1,119,000
12/23/96	Whittier/Colima	-	540,000	1,331,000	87,000	-	540,000	1,418,000	1,958,000	450,000
12/23/96	WinterSprings/W.St.Rte434	-	689,000	1,742,000	127,000	-	689,000	1,869,000	2,558,000	582,000
12/23/96	Wyndmoor/IvyHill	-	2,160,000	5,323,000	233,000	-	2,161,000	5,555,000	7,716,000	1,631,000
12/30/96	Concorde/Treat	-	1,396,000	3,258,000	133,000	-	1,397,000	3,390,000	4,787,000	1,013,000
12/30/96	SanMateo	-	2,408,000	5,619,000	202,000	-	2,409,000	5,820,000	8,229,000	1,672,000
12/30/96	VirginiaBeach	-	535,000	1,248,000	141,000	-	535,000	1,389,000	1,924,000	443,000
1/22/97	Austin,1033E.41Street	-	257,000	3,633,000	79,000	-	257,000	3,712,000	3,969,000	1,033,000
4/12/97	Annandale/Backlick	-	955,000	2,229,000	348,000	-	955,000	2,577,000	3,532,000	741,000
4/12/97	Antioch/SunsetDrive	-	1,035,000	2,416,000	222,000	-	1,035,000	2,638,000	3,673,000	749,000
4/12/97	Aurora/Abilene	-	1,406,000	3,280,000	383,000	-	1,407,000	3,662,000	5,069,000	1,048,000
4/12/97	Aurora/S.Idalia	-	1,002,000	2,338,000	488,000	-	1,002,000	2,826,000	3,828,000	790,000
4/12/97	Berlin/WilburCross	-	756,000	1,764,000	260,000	-	756,000	2,024,000	2,780,000	618,000
4/12/97	Burien/FirstAve.So.	-	792,000	1,847,000	258,000	-	792,000	2,105,000	2,897,000	621,000
4/12/97	Campbell/S.Curtner	-	2,550,000	5,950,000	684,000	-	2,551,000	6,633,000	9,184,000	1,831,000
4/12/97	Columbia/BroadRiverRd.	-	121,000	282,000	167,000	-	121,000	449,000	570,000	194,000
4/12/97	Columbus/EastlandDrive	-	602,000	1,405,000	236,000	-	602,000	1,641,000	2,243,000	503,000
4/12/97	Dallas/Winsted	-	1,375,000	3,209,000	455,000	-	1,376,000	3,663,000	5,039,000	1,071,000
4/12/97	Denver/Blake	-	602,000	1,405,000	193,000	-	602,000	1,598,000	2,200,000	472,000
4/12/97	Evansville/GreenRiverRoad	-	470,000	1,096,000	161,000	-	470,000	1,257,000	1,727,000	387,000
4/12/97	Farmingdale/BroadHollowRd.	-	1,568,000	3,658,000	555,000	-	1,569,000	4,212,000	5,781,000	1,235,000
4/12/97	FountainValley/Newhope	-	1,137,000	2,653,000	334,000	-	1,138,000	2,986,000	4,124,000	831,000
4/12/97	Ft.Worth/WestFreeway	-	667,000	1,556,000	253,000	-	667,000	1,809,000	2,476,000	543,000
4/12/97	Gaithersburg/ChristopherAve.	-	972,000	2,268,000	280,000	-	972,000	2,548,000	3,520,000	751,000
4/12/97	Garland/Plano	-	889,000	2,073,000	243,000	-	889,000	2,316,000	3,205,000	677,000
4/12/97	Indianapolis/LafayetteRoad	-	682,000	1,590,000	299,000	-	682,000	1,889,000	2,571,000	575,000
4/12/97	Indianapolis/Route31	-	619,000	1,444,000	315,000	-	619,000	1,759,000	2,378,000	530,000
4/12/97	Livermore/S.FrontRoad	-	876,000	2,044,000	197,000	-	876,000	2,241,000	3,117,000	638,000
4/12/97	Manchester/TollandTurnpike	-	807,000	1,883,000	212,000	-	807,000	2,095,000	2,902,000	615,000
4/12/97	Peabody/NewburyStreet	-	1,159,000	2,704,000	461,000	-	1,160,000	3,164,000	4,324,000	915,000
4/12/97	RanchoCordova/MatherField	-	494,000	1,153,000	175,000	-	494,000	1,328,000	1,822,000	411,000
4/12/97	RanchoCordova/Sunrise	-	1,048,000	2,445,000	375,000	-	1,048,000	2,820,000	3,868,000	841,000
4/12/97	SanJose/StoryRoad	-	1,352,000	3,156,000	337,000	-	1,353,000	3,492,000	4,845,000	1,014,000
4/12/97	SantaCruz/Capitola	-	1,037,000	2,420,000	318,000	-	1,037,000	2,738,000	3,775,000	776,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003: Land	Gross Carrying Amount At December 31, 2003: Building	Gross Carrying Amount At December 31, 2003: Total	Accumulated Depreciation
4/12/97	Seattle/Aurora	-	1,145,000	2,671,000	270,000	-	1,146,000	2,940,000	4,086,000	840,000
4/12/97	Slickerville/BlackHorsePike	-	539,000	1,258,000	214,000	-	539,000	1,472,000	2,011,000	470,000
4/12/97	SugarLand/Eldridge	-	705,000	1,644,000	224,000	-	705,000	1,868,000	2,573,000	564,000
4/12/97	Tyson'sCorner/SpringhillRd.	-	3,861,000	9,010,000	1,238,000	-	3,863,000	10,246,000	14,109,000	2,891,000
4/12/97	Whittier/WhittierBlvd.	-	648,000	1,513,000	162,000	-	648,000	1,675,000	2,323,000	475,000
6/25/97	Alexandria	-	1,533,000	3,576,000	489,000	-	1,534,000	4,064,000	5,598,000	1,109,000
6/25/97	AllenPark	-	953,000	2,223,000	536,000	-	953,000	2,759,000	3,712,000	765,000
6/25/97	Atlanta	-	1,183,000	2,761,000	103,000	-	1,184,000	2,863,000	4,047,000	821,000
6/25/97	Aurora	-	808,000	1,886,000	436,000	-	808,000	2,322,000	3,130,000	631,000
6/25/97	Austin	-	813,000	1,897,000	83,000	-	813,000	1,980,000	2,793,000	562,000
6/25/97	Bellevue	-	1,653,000	3,858,000	78,000	-	1,654,000	3,935,000	5,589,000	1,119,000
6/25/97	Bensalem	-	1,159,000	2,705,000	88,000	-	1,160,000	2,792,000	3,952,000	780,000
6/25/97	Berlin	-	825,000	1,925,000	296,000	-	825,000	2,221,000	3,046,000	600,000
6/25/97	Birmingham	-	539,000	1,258,000	110,000	-	539,000	1,368,000	1,907,000	408,000
6/25/97	Carrollton	-	441,000	1,029,000	45,000	-	441,000	1,074,000	1,515,000	316,000
6/25/97	Carrollton	-	1,158,000	2,702,000	495,000	-	1,159,000	3,196,000	4,355,000	907,000
6/25/97	Chicago	-	1,160,000	2,708,000	428,000	-	1,161,000	3,135,000	4,296,000	886,000
6/25/97	Chicoppe	-	663,000	1,546,000	316,000	-	663,000	1,862,000	2,525,000	566,000
6/25/97	CitrusHeights	-	642,000	1,244,000	509,000	-	642,000	1,753,000	2,395,000	561,000
6/25/97	Dallas	-	699,000	1,631,000	74,000	-	699,000	1,705,000	2,404,000	505,000
6/25/97	Dallas	-	1,627,000	3,797,000	658,000	-	1,628,000	4,454,000	6,082,000	1,262,000
6/25/97	Dallas/VilbigRd.	-	508,000	1,184,000	230,000	-	508,000	1,414,000	1,922,000	421,000
6/25/97	Davie	-	1,086,000	2,533,000	638,000	-	1,086,000	3,171,000	4,257,000	897,000
6/25/97	Davis	-	628,000	1,465,000	231,000	-	628,000	1,696,000	2,324,000	487,000
6/25/97	Decatur	-	951,000	2,220,000	404,000	-	951,000	2,624,000	3,575,000	745,000
6/25/97	Denver	-	1,316,000	3,071,000	490,000	-	1,317,000	3,560,000	4,877,000	994,000
6/25/97	EastHazelCrest	-	753,000	1,757,000	2,079,000	-	1,237,000	3,352,000	4,589,000	1,116,000
6/25/97	EastL.A./BoyleHeights	-	957,000	2,232,000	492,000	-	957,000	2,724,000	3,681,000	756,000
6/25/97	Edmonds	-	1,187,000	2,770,000	414,000	-	1,188,000	3,183,000	4,371,000	893,000
6/25/97	ElkGrove	-	642,000	1,497,000	264,000	-	642,000	1,761,000	2,403,000	500,000
6/25/97	Evansville	-	429,000	1,000,000	54,000	-	401,000	1,082,000	1,483,000	321,000
6/25/97	Fairfield	-	740,000	1,727,000	53,000	-	740,000	1,780,000	2,520,000	499,000
6/25/97	FosterCity	-	1,064,000	2,483,000	329,000	-	1,064,000	2,812,000	3,876,000	766,000
6/25/97	Garland	-	486,000	1,135,000	64,000	-	486,000	1,199,000	1,685,000	356,000
6/25/97	Gretna	-	1,069,000	2,494,000	438,000	-	1,069,000	2,932,000	4,001,000	868,000
6/25/97	HarborCity	-	1,244,000	2,904,000	240,000	-	1,245,000	3,143,000	4,388,000	940,000
6/25/97	Houston/SouthDairyashford	-	856,000	1,997,000	314,000	-	856,000	2,311,000	3,167,000	648,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
6/25/97	Houston/VeteransMemorialDr.	-	458,000	1,070,000	188,000	-	458,000	1,258,000	1,716,000	368,000
6/25/97	Idianapolis	-	471,000	1,098,000	116,000	-	471,000	1,214,000	1,685,000	369,000
6/25/97	Irving	-	469,000	1,093,000	217,000	-	469,000	1,310,000	1,779,000	393,000
6/25/97	Jacksonville	-	653,000	1,525,000	297,000	-	653,000	1,822,000	2,475,000	544,000
6/25/97	Kirkland-Totem	-	2,131,000	4,972,000	181,000	-	2,132,000	5,152,000	7,284,000	1,494,000
6/25/97	L.A./VeniceBlvd.	-	523,000	1,221,000	1,786,000	-	1,044,000	2,486,000	3,530,000	501,000
6/25/97	LaHabra	-	822,000	1,918,000	61,000	-	822,000	1,979,000	2,801,000	571,000
6/25/97	LAX	-	1,312,000	3,062,000	529,000	-	1,313,000	3,590,000	4,903,000	1,014,000
6/25/97	Lilburn	-	507,000	1,182,000	343,000	-	507,000	1,525,000	2,032,000	458,000
6/25/97	Littleton	-	1,340,000	3,126,000	491,000	-	1,341,000	3,616,000	4,957,000	1,000,000
6/25/97	Littleton	-	868,000	2,026,000	462,000	-	868,000	2,488,000	3,356,000	683,000
6/25/97	Lombard	-	1,527,000	3,564,000	1,740,000	-	2,048,000	4,783,000	6,831,000	1,238,000
6/25/97	LosAngeles/Olympic	-	4,392,000	10,247,000	1,218,000	-	4,394,000	11,463,000	15,857,000	3,089,000
6/25/97	Louisville	-	717,000	1,672,000	312,000	-	717,000	1,984,000	2,701,000	563,000
6/25/97	Lynnwood	-	839,000	1,959,000	365,000	-	839,000	2,324,000	3,163,000	671,000
6/25/97	Metairie	-	1,229,000	2,868,000	460,000	-	1,230,000	3,327,000	4,557,000	943,000
6/25/97	Miami	-	1,762,000	4,111,000	846,000	-	1,763,000	4,956,000	6,719,000	1,351,000
6/25/97	Naperville	-	1,108,000	2,585,000	373,000	-	1,108,000	2,958,000	4,066,000	812,000
6/25/97	Parma	-	881,000	2,055,000	507,000	-	881,000	2,562,000	3,443,000	712,000
6/25/97	PelhamManor	-	1,209,000	2,820,000	672,000	-	1,210,000	3,491,000	4,701,000	949,000
6/25/97	Philadelphia	-	924,000	2,155,000	339,000	-	924,000	2,494,000	3,418,000	691,000
6/25/97	Plano	-	1,369,000	3,193,000	438,000	-	1,370,000	3,630,000	5,000,000	982,000
6/25/97	Sacramento	-	489,000	1,396,000	(195,000)	-	489,000	1,201,000	1,690,000	351,000
6/25/97	Sacramento	-	592,000	1,380,000	898,000	-	720,000	2,150,000	2,870,000	570,000
6/25/97	Sacramento/57thStreet	-	869,000	2,029,000	475,000	-	869,000	2,504,000	3,373,000	714,000
6/25/97	SanDiego/16thStreet	-	932,000	2,175,000	608,000	-	932,000	2,783,000	3,715,000	830,000
6/25/97	SanJose	-	1,273,000	2,971,000	27,000	-	1,274,000	2,997,000	4,271,000	823,000
6/25/97	Seattle	-	1,498,000	3,494,000	254,000	-	1,499,000	3,747,000	5,246,000	1,192,000
6/25/97	Spring	-	461,000	1,077,000	214,000	-	461,000	1,291,000	1,752,000	375,000
6/25/97	Springfield/AlbanStation	-	1,317,000	3,074,000	658,000	-	1,318,000	3,731,000	5,049,000	1,031,000
6/25/97	Stanton	-	948,000	2,212,000	64,000	-	948,000	2,276,000	3,224,000	632,000
6/25/97	StatenIsland	-	1,676,000	3,910,000	563,000	-	1,677,000	4,472,000	6,149,000	1,235,000
6/25/97	SterlingHeights	-	766,000	1,787,000	454,000	-	766,000	2,241,000	3,007,000	630,000
6/25/97	Waipahu	-	1,620,000	3,780,000	533,000	-	1,621,000	4,312,000	5,933,000	1,195,000
6/25/97	Westford	-	857,000	1,999,000	95,000	-	857,000	2,094,000	2,951,000	599,000
6/25/97	WheatRidge	-	1,054,000	2,459,000	354,000	-	1,054,000	2,813,000	3,867,000	766,000
8/13/97	SantaMonica/WilshireBlvd.	-	2,040,000	4,760,000	266,000	-	2,041,000	5,025,000	7,066,000	1,453,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum- brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003: Land	Gross Carrying Amount At December 31, 2003: Building	Gross Carrying Amount At December 31, 2003: Total	Accumulated Depreciation
10/1/97	Baltimore/YorkRoad	-	1,538,000	1,952,000	363,000	708,000	1,539,000	3,022,000	4,561,000	899,000
10/1/97	BocaRaton/N.W.20	-	1,140,000	2,256,000	401,000	774,000	1,141,000	3,430,000	4,571,000	946,000
10/1/97	Bolingbrook	-	737,000	1,776,000	254,000	617,000	737,000	2,647,000	3,384,000	789,000
10/1/97	BridgeWater/Main	-	445,000	2,054,000	265,000	161,000	445,000	2,480,000	2,925,000	705,000
10/1/97	Bridgeport	-	4,877,000	2,739,000	601,000	231,000	4,879,000	3,569,000	8,448,000	1,119,000
10/1/97	Burbank/SanFernando	-	1,825,000	2,210,000	222,000	745,000	1,826,000	3,176,000	5,002,000	934,000
10/1/97	CarolStream/St.Charles	-	185,000	1,187,000	186,000	418,000	185,000	1,791,000	1,976,000	533,000
10/1/97	DalyCity/Mission	-	389,000	2,921,000	276,000	980,000	389,000	4,177,000	4,566,000	1,126,000
10/1/97	Denver/Leetsdale	-	1,407,000	1,682,000	214,000	588,000	1,408,000	2,483,000	3,891,000	772,000
10/1/97	Denver/Sheridan	-	429,000	1,105,000	184,000	401,000	429,000	1,690,000	2,119,000	521,000
10/1/97	Denver/TamaracPark	-	2,545,000	1,692,000	417,000	662,000	2,546,000	2,770,000	5,316,000	887,000
10/1/97	DesPlaines/GolfRd	-	1,363,000	3,093,000	223,000	238,000	1,364,000	3,553,000	4,917,000	1,186,000
10/1/97	Dublin/SanRamonRd	-	942,000	1,999,000	162,000	155,000	942,000	2,316,000	3,258,000	782,000
10/1/97	Emeryville/BaySt	-	1,602,000	1,830,000	190,000	627,000	1,603,000	2,646,000	4,249,000	767,000
10/1/97	Enfield/ElmStreet	-	399,000	1,900,000	289,000	645,000	399,000	2,834,000	3,233,000	777,000
10/1/97	Forrestville/Penn.	-	1,056,000	2,347,000	293,000	192,000	1,056,000	2,832,000	3,888,000	899,000
10/1/97	Fremont/WarmSprings	-	848,000	2,885,000	247,000	227,000	848,000	3,359,000	4,207,000	976,000
10/1/97	Geneva/Roosevelt	-	355,000	1,302,000	203,000	461,000	355,000	1,966,000	2,321,000	602,000
10/1/97	Gresham/Powell	-	322,000	1,298,000	207,000	439,000	322,000	1,944,000	2,266,000	567,000
10/1/97	HydePark/RiverSt	-	626,000	1,748,000	279,000	142,000	626,000	2,169,000	2,795,000	630,000
10/1/97	Justice/Industrial	-	233,000	1,181,000	169,000	412,000	233,000	1,762,000	1,995,000	530,000
10/1/97	Kent/Central	-	483,000	1,321,000	211,000	463,000	483,000	1,995,000	2,478,000	605,000
10/1/97	LakeOswego/N.State	-	465,000	1,956,000	270,000	660,000	465,000	2,886,000	3,351,000	787,000
10/1/97	Lax/Imperial	-	1,662,000	2,079,000	217,000	715,000	1,663,000	3,010,000	4,673,000	901,000
10/1/97	LosAngeles/Jefferson	-	1,090,000	1,580,000	253,000	127,000	1,090,000	1,960,000	3,050,000	615,000
10/1/97	LosAngeles/Martin	-	869,000	1,152,000	118,000	93,000	869,000	1,363,000	2,232,000	445,000
10/1/97	Lynn/Lynnway	-	463,000	3,059,000	394,000	1,067,000	463,000	4,520,000	4,983,000	1,238,000
10/1/97	MadisonHeights	-	428,000	1,686,000	2,055,000	565,000	428,000	4,306,000	4,734,000	686,000
10/1/97	Marietta/CobbPark	-	420,000	1,131,000	302,000	426,000	420,000	1,859,000	2,279,000	564,000
10/1/97	Marietta/AustellRd	-	398,000	1,326,000	265,000	462,000	398,000	2,053,000	2,451,000	619,000
10/1/97	Mercer/ParksideAve	-	359,000	1,763,000	224,000	142,000	359,000	2,129,000	2,488,000	622,000
10/1/97	Milwaukee/Appleton	-	324,000	1,385,000	240,000	488,000	324,000	2,113,000	2,437,000	587,000
10/1/97	Monterey/DelRey	-	257,000	1,048,000	220,000	360,000	257,000	1,628,000	1,885,000	442,000
10/1/97	MortonGrove/Wauke	-	2,658,000	3,232,000	3,635,000	(412,000)	2,659,000	6,454,000	9,113,000	1,675,000
10/1/97	MountlakeTerrace	-	1,017,000	1,783,000	240,000	605,000	1,017,000	2,628,000	3,645,000	765,000
10/1/97	NorthHollywood/Vine	-	906,000	2,379,000	184,000	185,000	906,000	2,748,000	3,654,000	820,000
10/1/97	Norwalk/HoytStreet	-	2,369,000	3,049,000	540,000	255,000	2,370,000	3,843,000	6,213,000	1,078,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
10/1/97	Novato/Landing	-	2,416,000	3,496,000	242,000	308,000	2,417,000	4,045,000	6,462,000	1,352,000
10/1/97	Oakland/International	-	358,000	1,568,000	249,000	129,000	358,000	1,946,000	2,304,000	625,000
10/1/97	Odenton/Route175	-	456,000	2,104,000	264,000	724,000	456,000	3,092,000	3,548,000	750,000
10/1/97	Pinole/AppianWay	-	728,000	1,827,000	211,000	624,000	728,000	2,662,000	3,390,000	789,000
10/1/97	PompanoBeach	-	1,077,000	1,527,000	548,000	534,000	1,077,000	2,609,000	3,686,000	666,000
10/1/97	Randolph/WarrenSt	-	2,330,000	1,914,000	483,000	156,000	2,331,000	2,552,000	4,883,000	709,000
10/1/97	Roselle/LakeStreet	-	312,000	1,411,000	218,000	493,000	312,000	2,122,000	2,434,000	618,000
10/1/97	SanLeandro/E.14th	-	627,000	1,289,000	119,000	103,000	627,000	1,511,000	2,138,000	490,000
10/1/97	SanLeandro/Washington	-	660,000	1,142,000	180,000	395,000	660,000	1,717,000	2,377,000	497,000
10/1/97	SantaCruz/Portola	-	535,000	1,526,000	160,000	123,000	535,000	1,809,000	2,344,000	562,000
10/1/97	Seattle/StoneWay	-	829,000	2,180,000	286,000	175,000	829,000	2,641,000	3,470,000	740,000
10/1/97	St.Louis/Lindberg	-	584,000	1,508,000	265,000	127,000	584,000	1,900,000	2,484,000	617,000
10/1/97	Stockton/MarchLane	-	663,000	1,398,000	132,000	111,000	663,000	1,641,000	2,304,000	538,000
10/1/97	StudioCity/Ventura	-	2,421,000	1,610,000	165,000	537,000	2,422,000	2,311,000	4,733,000	692,000
10/1/97	Tucson/TanqueVerde	-	345,000	1,709,000	170,000	136,000	345,000	2,015,000	2,360,000	606,000
10/1/97	Vallejo/Humboldt	-	473,000	1,651,000	164,000	132,000	473,000	1,947,000	2,420,000	593,000
10/1/97	Venice/Rose	-	5,468,000	5,478,000	649,000	1,814,000	5,470,000	7,939,000	13,409,000	2,173,000
10/1/97	Ventura/VenturaBlvd	-	911,000	2,227,000	250,000	762,000	911,000	3,239,000	4,150,000	960,000
10/1/97	W.Olympia	-	149,000	1,096,000	283,000	92,000	149,000	1,471,000	1,620,000	411,000
10/1/97	Warren/MoundRoad	-	268,000	1,025,000	210,000	363,000	268,000	1,598,000	1,866,000	449,000
10/1/97	WashingtonDc/SoCapital	-	1,437,000	4,489,000	510,000	1,528,000	1,438,000	6,526,000	7,964,000	1,564,000
10/1/97	Woodside/Brooklyn	-	5,016,000	3,950,000	406,000	2,107,000	5,018,000	6,461,000	11,479,000	1,492,000
11/2/97	Lansing	-	758,000	1,768,000	140,000	-	758,000	1,908,000	2,666,000	556,000
11/7/97	Phoenix	-	1,197,000	2,793,000	133,000	-	1,198,000	2,925,000	4,123,000	798,000
11/13/97	TinleyPark	-	1,422,000	3,319,000	55,000	-	1,423,000	3,373,000	4,796,000	848,000
3/17/98	Arlington/E.Pioneer	-	922,000	2,152,000	202,000	-	922,000	2,354,000	3,276,000	587,000
3/17/98	Austin/BenWhite	-	692,000	1,614,000	74,000	-	682,000	1,698,000	2,380,000	433,000
3/17/98	Branford/SummitPlace	-	728,000	1,698,000	130,000	-	728,000	1,828,000	2,556,000	474,000
3/17/98	Houston/EastFreeway	-	593,000	1,384,000	166,000	-	593,000	1,550,000	2,143,000	422,000
3/17/98	Houston/DeSotoDr.	-	659,000	1,537,000	131,000	-	659,000	1,668,000	2,327,000	421,000
3/17/98	LasVegas/Charleston	-	791,000	1,845,000	112,000	-	791,000	1,957,000	2,748,000	495,000
3/17/98	LasVegas/Tropicana	-	1,285,000	2,998,000	156,000	-	1,286,000	3,153,000	4,439,000	774,000
3/17/98	Nesconset/Southern	-	1,423,000	3,321,000	107,000	-	1,424,000	3,427,000	4,851,000	831,000
3/17/98	Pasadena/ArroyoPrkwy	-	3,005,000	7,012,000	214,000	-	3,006,000	7,225,000	10,231,000	1,699,000
3/17/98	Phoenix/BlackCanyon	-	380,000	886,000	147,000	-	380,000	1,033,000	1,413,000	294,000
3/17/98	Phoenix/N.43rdAve	-	443,000	1,033,000	153,000	-	443,000	1,186,000	1,629,000	334,000
3/17/98	Phoenix/BlackCanyon	-	136,000	317,000	188,000	-	136,000	505,000	641,000	169,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
3/17/98	Phoenix/No.43rd	-	380,000	886,000	416,000	-	380,000	1,302,000	1,682,000	274,000
3/17/98	So.SanFrancisco	-	1,550,000	3,617,000	95,000	-	1,551,000	3,711,000	5,262,000	896,000
3/17/98	Tempe/E.Broadway	-	633,000	1,476,000	151,000	-	633,000	1,627,000	2,260,000	420,000
4/1/98	Akron/BrittainRd.	-	275,000	2,248,000	(194,000)	-	669,000	1,660,000	2,329,000	345,000
4/1/98	Arcadia/LowerAzusa	-	821,000	1,369,000	144,000	-	821,000	1,513,000	2,334,000	487,000
4/1/98	ArlingtonHts/University	-	670,000	3,004,000	88,000	-	670,000	3,092,000	3,762,000	808,000
4/1/98	Artesia/Artesia	-	625,000	1,419,000	100,000	-	625,000	1,519,000	2,144,000	507,000
4/1/98	Atlanta/JohnWesley	-	1,233,000	1,665,000	206,000	-	1,234,000	1,870,000	3,104,000	683,000
4/1/98	Baltimore/W.Patap	-	403,000	2,650,000	136,000	-	403,000	2,786,000	3,189,000	877,000
4/1/98	Bellevue/Northup	-	1,232,000	3,306,000	239,000	-	1,233,000	3,544,000	4,777,000	1,184,000
4/1/98	Bethesda/ButlerRd	-	1,146,000	2,509,000	74,000	-	1,147,000	2,582,000	3,729,000	865,000
4/1/98	Chicago/Cuyler	-	1,400,000	2,695,000	93,000	-	1,401,000	2,787,000	4,188,000	744,000
4/1/98	Chicago/PulaskiRd.	-	1,276,000	2,858,000	80,000	-	1,277,000	2,937,000	4,214,000	749,000
4/1/98	Chicago/S.Harlem	-	791,000	1,424,000	90,000	-	791,000	1,514,000	2,305,000	545,000
4/1/98	ChicagoHeights/West	-	468,000	1,804,000	118,000	-	468,000	1,922,000	2,390,000	509,000
4/1/98	Chicago/BurrRidgeRd.	-	421,000	2,165,000	82,000	-	421,000	2,247,000	2,668,000	796,000
4/1/98	Chicago/E.95thSt.	-	397,000	2,357,000	125,000	-	397,000	2,482,000	2,879,000	874,000
4/1/98	Chicago/HarlemAve	-	1,430,000	3,038,000	122,000	-	1,431,000	3,159,000	4,590,000	1,090,000
4/1/98	Chicago/N.WellsSt.	-	1,446,000	2,828,000	94,000	-	1,447,000	2,921,000	4,368,000	773,000
4/1/98	Chicago/N.WesternAve	-	1,453,000	3,205,000	111,000	-	1,454,000	3,315,000	4,769,000	881,000
4/1/98	Chicago/NorthwestHwy	-	925,000	2,412,000	68,000	-	925,000	2,480,000	3,405,000	651,000
4/1/98	Chicago/W.HowardSt.	-	974,000	2,875,000	137,000	-	974,000	3,012,000	3,986,000	818,000
4/1/98	Cicero/Ogden	-	1,678,000	2,266,000	278,000	-	1,679,000	2,543,000	4,222,000	728,000
4/1/98	Dallas/Kingsly	-	1,095,000	1,712,000	109,000	-	1,095,000	1,821,000	2,916,000	599,000
4/1/98	Dundalk/WiseAve	-	447,000	2,005,000	93,000	-	447,000	2,098,000	2,545,000	690,000
4/1/98	Fraser/GroesbeckHwy	-	368,000	1,796,000	87,000	-	368,000	1,883,000	2,251,000	597,000
4/1/98	Havertown/WestChester	-	1,254,000	2,926,000	114,000	-	1,250,000	3,044,000	4,294,000	753,000
4/1/98	Hollywood/Cole&Wilshire	-	1,590,000	1,785,000	85,000	-	1,591,000	1,869,000	3,460,000	608,000
4/1/98	IslandPark/Austin	-	2,313,000	3,015,000	(600,000)	-	1,375,000	3,353,000	4,728,000	786,000
4/1/98	IslandPark/Austin	-	2,313,000	3,015,000	89,000	-	2,314,000	3,103,000	5,417,000	1,172,000
4/1/98	LaDowntwn/10Fwy	-	1,608,000	3,358,000	165,000	-	1,609,000	3,522,000	5,131,000	1,130,000
4/1/98	LakeCity/ForestPark	-	248,000	1,445,000	94,000	-	248,000	1,539,000	1,787,000	510,000
4/1/98	Manassas/Centreville	-	405,000	2,137,000	208,000	-	405,000	2,345,000	2,750,000	782,000
4/1/98	Miami/5thStreet	-	2,327,000	3,234,000	111,000	-	2,328,000	3,344,000	5,672,000	1,152,000
4/1/98	Montebello/S.Maple	-	1,274,000	2,299,000	92,000	-	1,275,000	2,390,000	3,665,000	763,000
4/1/98	Patchogue/W.Sunrise	-	936,000	2,184,000	142,000	-	936,000	2,326,000	3,262,000	594,000
4/1/98	SanDiego/54th&Euclid	-	952,000	2,550,000	100,000	-	952,000	2,650,000	3,602,000	940,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
4/1/98	SchillerPark/River	-	568,000	1,390,000	99,000	-	568,000	1,489,000	2,057,000	385,000
4/1/98	SilverSpring/Hill	-	922,000	2,080,000	149,000	-	922,000	2,229,000	3,151,000	799,000
4/1/98	Silverlake/Glendale	-	2,314,000	5,481,000	158,000	-	2,315,000	5,638,000	7,953,000	1,908,000
4/1/98	St.Charles/Highway	-	623,000	1,501,000	124,000	-	623,000	1,625,000	2,248,000	603,000
4/1/98	St.Louis/Hwy.141	-	659,000	1,628,000	4,706,000	-	1,345,000	5,648,000	6,993,000	838,000
4/1/98	St.Louis/Hwy.141	-	659,000	1,628,000	69,000	-	659,000	1,697,000	2,356,000	648,000
4/1/98	Vallejo/MiniDrive	-	560,000	1,803,000	84,000	-	560,000	1,887,000	2,447,000	608,000
4/1/98	Yonkers/Route9a	-	1,722,000	3,823,000	137,000	-	1,723,000	3,959,000	5,682,000	1,357,000
5/1/98	Berkeley/2ndSt.	-	1,914,000	4,466,000	(121,000)	-	1,838,000	4,421,000	6,259,000	1,079,000
5/8/98	Aurora/Farnsworth	-	960,000	2,350,000	75,000	-	960,000	2,425,000	3,385,000	574,000
5/8/98	Chicago/S.Chicago	-	840,000	2,057,000	72,000	-	840,000	2,129,000	2,969,000	494,000
5/8/98	Cleveland/W.117th	-	930,000	2,277,000	210,000	-	930,000	2,487,000	3,417,000	631,000
5/8/98	GoldenValley/Winn	-	630,000	1,542,000	122,000	-	630,000	1,664,000	2,294,000	415,000
5/8/98	La/VeniceBlvd	-	1,470,000	3,599,000	100,000	-	1,471,000	3,698,000	5,169,000	851,000
5/8/98	SantaRosa/Hopper	-	1,020,000	2,497,000	102,000	-	1,020,000	2,599,000	3,619,000	615,000
5/8/98	St.Louis/Benham	-	810,000	1,983,000	145,000	-	810,000	2,128,000	2,938,000	539,000
10/1/98	Atlanta/MemorialDr.	-	414,000	2,239,000	167,000	-	414,000	2,406,000	2,820,000	603,000
10/1/98	Brooklyn/RockawayAve	-	6,272,000	9,691,000	370,000	-	6,275,000	10,058,000	16,333,000	2,298,000
10/1/98	Chicago/111th	-	341,000	2,898,000	2,246,000	-	432,000	5,053,000	5,485,000	763,000
10/1/98	Chicago/N.Broadway	-	1,918,000	3,824,000	152,000	-	1,919,000	3,975,000	5,894,000	945,000
10/1/98	Chicago/W.79thSt	-	861,000	2,789,000	266,000	-	861,000	3,055,000	3,916,000	772,000
10/1/98	CoonRapids/Hwy10	-	330,000	1,646,000	86,000	-	330,000	1,732,000	2,062,000	420,000
10/1/98	Dallas/Greenville	-	1,933,000	2,892,000	110,000	-	1,934,000	3,001,000	4,935,000	691,000
10/1/98	EastLa/Figueroa&4th	-	1,213,000	2,689,000	58,000	-	1,214,000	2,746,000	3,960,000	633,000
10/1/98	ElSegundo/Sepulveda	-	6,586,000	5,795,000	126,000	-	6,589,000	5,918,000	12,507,000	1,343,000
10/1/98	Farmington/9Mile	-	580,000	2,526,000	99,000	-	580,000	2,625,000	3,205,000	605,000
10/1/98	Ft.Lauderdale/S.W.	-	1,046,000	2,928,000	92,000	-	1,046,000	3,020,000	4,066,000	688,000
10/1/98	Griffith/Cline	-	299,000	2,118,000	48,000	-	299,000	2,166,000	2,465,000	501,000
10/1/98	LasVegas/E.Charles	-	602,000	2,545,000	194,000	-	602,000	2,739,000	3,341,000	642,000
10/1/98	Laurel/BaltimoreAve	-	1,899,000	4,498,000	163,000	-	1,900,000	4,660,000	6,560,000	1,079,000
10/1/98	LosGatos/University	-	2,234,000	3,890,000	(239,000)	-	2,235,000	3,650,000	5,885,000	834,000
10/1/98	Miami/Nw73rdSt	-	1,050,000	3,064,000	125,000	-	1,050,000	3,189,000	4,239,000	740,000
10/1/98	Miami/SunsetDrive	-	1,656,000	2,321,000	1,972,000	-	2,268,000	3,681,000	5,949,000	693,000
10/1/98	N.Hollywood	-	1,484,000	3,143,000	56,000	-	1,485,000	3,198,000	4,683,000	729,000
10/1/98	Oldsmar/TampaRoad	-	760,000	2,154,000	2,729,000	-	1,049,000	4,594,000	5,643,000	804,000
10/1/98	Oxnard/HuenemeRd	-	923,000	3,925,000	114,000	-	923,000	4,039,000	4,962,000	937,000
10/1/98	Petaluma/Transport	-	460,000	1,840,000	4,878,000	-	857,000	6,321,000	7,178,000	810,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003: Land	Gross Carrying Amount At December 31, 2003: Building	Gross Carrying Amount At December 31, 2003: Total	Accumulated Depreciation
10/1/98	Revere/ChargerSt	-	1,997,000	3,727,000	207,000	-	1,998,000	3,933,000	5,931,000	937,000
10/1/98	SanDiego/Morena	-	3,173,000	5,469,000	96,000	-	3,174,000	5,564,000	8,738,000	1,264,000
10/1/98	SanJose/Santa	-	966,000	3,870,000	86,000	-	966,000	3,956,000	4,922,000	921,000
10/1/98	SantaCruz/Soquel	-	832,000	2,385,000	96,000	-	832,000	2,481,000	3,313,000	594,000
10/1/98	St.Louis/Gravois	-	312,000	2,327,000	134,000	-	312,000	2,461,000	2,773,000	605,000
10/1/98	Tacoma/Orchard	-	358,000	1,987,000	91,000	-	358,000	2,078,000	2,436,000	504,000
10/1/98	Tigard/McEwan	-	597,000	1,652,000	87,000	-	597,000	1,739,000	2,336,000	436,000
10/1/98	UpperDarby/Market	-	808,000	5,011,000	142,000	-	808,000	5,153,000	5,961,000	1,178,000
10/1/98	Vancouver/Millplain	-	343,000	2,000,000	81,000	-	343,000	2,081,000	2,424,000	509,000
10/1/98	WhiteBearLake	-	578,000	2,079,000	131,000	-	578,000	2,210,000	2,788,000	514,000
1/1/99	NewOrleans/St.Charles	-	1,463,000	2,634,000	(347,000)	-	1,039,000	2,711,000	3,750,000	550,000
1/6/99	Brandon/E.BrandonBlvd	-	1,560,000	3,695,000	65,000	-	1,561,000	3,759,000	5,320,000	671,000
3/12/99	Addison/InwoodRoad	-	1,204,000	2,808,000	61,000	-	1,205,000	2,868,000	4,073,000	576,000
3/12/99	Alpharetta/MaxwellRd	-	1,075,000	2,509,000	74,000	-	1,075,000	2,583,000	3,658,000	534,000
3/12/99	Alpharetta/N.MainSt	-	1,240,000	2,893,000	82,000	-	1,241,000	2,974,000	4,215,000	602,000
3/12/99	Apopka/S.OrangeBlossom	-	307,000	717,000	113,000	-	307,000	830,000	1,137,000	205,000
3/12/99	Arlington/CooperSt	-	779,000	1,818,000	55,000	-	779,000	1,873,000	2,652,000	387,000
3/12/99	Arlington/Division	-	998,000	2,328,000	86,000	-	998,000	2,414,000	3,412,000	488,000
3/12/99	Arvada/64thAve	-	671,000	1,566,000	89,000	-	671,000	1,655,000	2,326,000	353,000
3/12/99	Atlanta/BoltonRd	-	866,000	2,019,000	175,000	-	866,000	2,194,000	3,060,000	459,000
3/12/99	Atlanta/BriarcliffRd	-	2,171,000	5,066,000	241,000	-	2,172,000	5,306,000	7,478,000	1,077,000
3/12/99	Atlanta/DunwoodyPlace	-	1,410,000	3,296,000	230,000	-	1,411,000	3,525,000	4,936,000	715,000
3/12/99	Augusta/PeachOrchardRd	-	860,000	2,007,000	290,000	-	860,000	2,297,000	3,157,000	579,000
3/12/99	Aurora/Business30	-	900,000	2,097,000	129,000	-	900,000	2,226,000	3,126,000	473,000
3/12/99	Austin/N.MopacExpressway	-	865,000	2,791,000	74,000	-	865,000	2,865,000	3,730,000	525,000
3/12/99	CarolStream/PhillipsCourt	-	829,000	1,780,000	59,000	-	829,000	1,839,000	2,668,000	377,000
3/12/99	CarolStream/S.MainPlace	-	1,320,000	3,079,000	177,000	-	1,321,000	3,255,000	4,576,000	691,000
3/12/99	Carpentersville/N.WesternAve	-	911,000	2,120,000	116,000	-	911,000	2,236,000	3,147,000	473,000
3/12/99	Carrollton/TrinityMillsWest	-	530,000	1,237,000	98,000	-	530,000	1,335,000	1,865,000	297,000
3/12/99	Casselberryli	-	1,160,000	2,708,000	142,000	-	1,161,000	2,849,000	4,010,000	589,000
3/12/99	Centreville/LeeHwy	-	1,650,000	3,851,000	123,000	-	1,637,000	3,987,000	5,624,000	817,000
3/12/99	Charleston/AshleyRiverRd	-	1,114,000	2,581,000	132,000	-	1,115,000	2,712,000	3,827,000	558,000
3/12/99	Charleston/SamRittenbergBlvd	-	555,000	1,296,000	110,000	-	555,000	1,406,000	1,961,000	321,000
3/12/99	Charleston/AshleyPhosphate	-	839,000	1,950,000	178,000	-	825,000	2,142,000	2,967,000	488,000
3/12/99	Charlotte/EastWtHarrisBlvd	-	736,000	1,718,000	107,000	-	736,000	1,825,000	2,561,000	399,000
3/12/99	Charlotte/NorthTryonSt.	-	708,000	1,653,000	205,000	-	708,000	1,858,000	2,566,000	421,000
3/12/99	Charlotte/SouthBlvd	-	641,000	1,496,000	122,000	-	641,000	1,618,000	2,259,000	363,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
3/12/99	Chesapeake/WesternBranch	-	1,274,000	2,973,000	137,000	-	1,275,000	3,109,000	4,384,000	645,000
3/12/99	Chicago/N.BroadwaySt	-	535,000	1,249,000	229,000	-	535,000	1,478,000	2,013,000	355,000
3/12/99	Chicago/N.NatchezAve	-	1,684,000	3,930,000	130,000	-	1,685,000	4,059,000	5,744,000	830,000
3/12/99	Chicago/S.PulaskiRoad	-	458,000	2,118,000	262,000	-	458,000	2,380,000	2,838,000	453,000
3/12/99	Chicago/W.CermakRoad	-	1,294,000	3,019,000	490,000	-	1,295,000	3,508,000	4,803,000	871,000
3/12/99	Chicago/W.JarvisAve	-	313,000	731,000	85,000	-	313,000	816,000	1,129,000	206,000
3/12/99	Chicago/West47thSt.	-	705,000	1,645,000	65,000	-	705,000	1,710,000	2,415,000	354,000
3/12/99	Cincinnati/WesternHills	-	758,000	1,769,000	201,000	-	758,000	1,970,000	2,728,000	430,000
3/12/99	Clearwater/HighlandAve	-	724,000	1,690,000	153,000	-	724,000	1,843,000	2,567,000	396,000
3/12/99	ColoSprngs/AstrozonCourt	-	810,000	1,889,000	134,000	-	810,000	2,023,000	2,833,000	440,000
3/12/99	ColoSprngs/CentennialBlvd	-	1,352,000	3,155,000	94,000	-	1,353,000	3,248,000	4,601,000	638,000
3/12/99	ColoSprngs/ParkmoorVillage	-	620,000	1,446,000	102,000	-	620,000	1,548,000	2,168,000	326,000
3/12/99	ColoSprngs/VanTeylingen	-	1,216,000	2,837,000	152,000	-	1,217,000	2,988,000	4,205,000	609,000
3/12/99	ColoSprngs/N.Powers	-	1,124,000	2,622,000	165,000	-	1,125,000	2,786,000	3,911,000	596,000
3/12/99	Columbia/BroadRiver	-	1,463,000	3,413,000	235,000	-	1,464,000	3,647,000	5,111,000	798,000
3/12/99	Columbia/BucknerRd	-	714,000	1,665,000	274,000	-	714,000	1,939,000	2,653,000	504,000
3/12/99	Columbia/DeckerParkRd	-	605,000	1,412,000	124,000	-	605,000	1,536,000	2,141,000	348,000
3/12/99	Columbia/PlumbersRd	-	368,000	858,000	150,000	-	368,000	1,008,000	1,376,000	233,000
3/12/99	Columbia/RiverDr	-	671,000	1,566,000	178,000	-	671,000	1,744,000	2,415,000	400,000
3/12/99	Columbia/RosewoodDr	-	777,000	1,814,000	98,000	-	777,000	1,912,000	2,689,000	416,000
3/12/99	Columbus/MorseRoad	-	1,415,000	3,302,000	296,000	-	1,416,000	3,597,000	5,013,000	769,000
3/12/99	Dallas/InwoodRoad	-	1,478,000	3,448,000	51,000	-	1,479,000	3,498,000	4,977,000	697,000
3/12/99	Davie/University	-	313,000	4,379,000	195,000	-	313,000	4,574,000	4,887,000	913,000
3/12/99	Decatur/Covington	-	1,764,000	4,116,000	115,000	-	1,765,000	4,230,000	5,995,000	862,000
3/12/99	Decatur/NDecaturRd	-	933,000	2,177,000	139,000	-	933,000	2,316,000	3,249,000	514,000
3/12/99	DeerfieldBeach/Sw10thSt.	-	1,844,000	4,302,000	77,000	-	1,845,000	4,378,000	6,223,000	874,000
3/12/99	Denver/So.ClintonSt.	-	462,000	1,609,000	97,000	-	462,000	1,706,000	2,168,000	342,000
3/12/99	Denver/WashingtonSt.	-	795,000	1,846,000	322,000	-	795,000	2,168,000	2,963,000	440,000
3/12/99	Doraville/McelroyRd	-	827,000	1,931,000	220,000	-	827,000	2,151,000	2,978,000	492,000
3/12/99	Douglasville/DuraleeLane	-	533,000	1,244,000	135,000	-	533,000	1,379,000	1,912,000	303,000
3/12/99	Douglasville/Highway5	-	804,000	1,875,000	452,000	-	804,000	2,327,000	3,131,000	577,000
3/12/99	Douglasville/Westmoreland	-	453,000	1,056,000	188,000	-	453,000	1,244,000	1,697,000	313,000
3/12/99	Duncanville/S.CedarRidge	-	1,477,000	3,447,000	211,000	-	1,478,000	3,657,000	5,135,000	761,000
3/12/99	Durham/E.ClubBlvd	-	947,000	2,209,000	107,000	-	947,000	2,316,000	3,263,000	490,000
3/12/99	Durham/KangarooDr.	-	1,102,000	2,572,000	243,000	-	1,102,000	2,815,000	3,917,000	620,000
3/12/99	Durham/N.DukeSt.	-	769,000	1,794,000	130,000	-	769,000	1,924,000	2,693,000	408,000
3/12/99	Elgin/BigTimberRoad	-	1,347,000	3,253,000	217,000	-	1,348,000	3,469,000	4,817,000	768,000

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
3/12/99	Elgin/E.ChicagoSt.	-	570,000	2,163,000	71,000	-	570,000	2,234,000	2,804,000	449,000
3/12/99	Fairfield/Dixie	-	519,000	1,211,000	91,000	-	519,000	1,302,000	1,821,000	284,000
3/12/99	FergusonArea-W.Florissant	-	1,194,000	2,732,000	279,000	-	1,195,000	3,010,000	4,205,000	656,000
3/12/99	Florissant/N.Hwy67	-	971,000	2,265,000	193,000	-	971,000	2,458,000	3,429,000	502,000
3/12/99	Florissant/NewHallsFerryRd	-	1,144,000	2,670,000	233,000	-	1,145,000	2,902,000	4,047,000	621,000
3/12/99	ForestPark/Jonesboro	-	659,000	1,537,000	181,000	-	659,000	1,718,000	2,377,000	397,000
3/12/99	ForestPark/OldDixieHwy	-	895,000	2,070,000	201,000	-	895,000	2,271,000	3,166,000	517,000
3/12/99	FortCollins/So.CollegeAve	-	745,000	1,739,000	136,000	-	745,000	1,875,000	2,620,000	392,000
3/12/99	FortWorth/Loop820North	-	729,000	1,702,000	106,000	-	729,000	1,808,000	2,537,000	382,000
3/12/99	Ft.Myers/TamiamiTrailSouth	-	834,000	1,945,000	87,000	-	834,000	2,032,000	2,866,000	430,000
3/12/99	Ft.Worth/GranburyRoad	-	763,000	1,781,000	57,000	-	763,000	1,838,000	2,601,000	384,000
3/12/99	Garland/BuckinghamRoad	-	492,000	1,149,000	112,000	-	492,000	1,261,000	1,753,000	298,000
3/12/99	Garland/JacksonDrive	-	755,000	1,761,000	77,000	-	755,000	1,838,000	2,593,000	387,000
3/12/99	Gastonia/S.YorkRd	-	467,000	1,089,000	125,000	-	467,000	1,214,000	1,681,000	293,000
3/12/99	Geneva/GaryAve	-	1,072,000	2,501,000	78,000	-	1,072,000	2,579,000	3,651,000	529,000
3/12/99	Golden/SimmsStreet	-	918,000	2,143,000	274,000	-	918,000	2,417,000	3,335,000	514,000
3/12/99	Greensboro/O'henryBlvd	-	577,000	1,345,000	204,000	-	577,000	1,549,000	2,126,000	377,000
3/12/99	Greenville/PineknollRd	-	927,000	2,163,000	198,000	-	927,000	2,361,000	3,288,000	512,000
3/12/99	Greenville/WhitehorseRd	-	882,000	2,058,000	101,000	-	882,000	2,159,000	3,041,000	456,000
3/12/99	Greenville/WoodsLakeRd	-	364,000	849,000	121,000	-	364,000	970,000	1,334,000	232,000
3/12/99	HanoverPark/W.LakeStreet	-	1,320,000	3,081,000	107,000	-	1,321,000	3,187,000	4,508,000	656,000
3/12/99	HiltonHead/OfficeParkRd	-	1,279,000	2,985,000	109,000	-	1,280,000	3,093,000	4,373,000	629,000
3/12/99	HiltonHead/YachtCoveDr	-	1,182,000	2,753,000	154,000	-	1,183,000	2,906,000	4,089,000	615,000
3/12/99	Houston/AddicksSatsuma	-	409,000	954,000	106,000	-	409,000	1,060,000	1,469,000	241,000
3/12/99	Houston/BingleRoad	-	576,000	1,345,000	127,000	-	576,000	1,472,000	2,048,000	325,000
3/12/99	Houston/Fm1960West	-	513,000	1,198,000	100,000	-	513,000	1,298,000	1,811,000	292,000
3/12/99	Houston/FondrenSouth	-	647,000	1,510,000	85,000	-	647,000	1,595,000	2,242,000	334,000
3/12/99	Houston/HayesRoad	-	916,000	2,138,000	95,000	-	916,000	2,233,000	3,149,000	453,000
3/12/99	Houston/Hwy6South	-	569,000	1,328,000	55,000	-	569,000	1,383,000	1,952,000	295,000
3/12/99	Houston/LochKatrineLane	-	580,000	1,352,000	78,000	-	580,000	1,430,000	2,010,000	313,000
3/12/99	Houston/MangumRoad	-	737,000	1,719,000	128,000	-	737,000	1,847,000	2,584,000	406,000
3/12/99	Houston/MilweeSt.	-	779,000	1,815,000	170,000	-	779,000	1,985,000	2,764,000	426,000
3/12/99	Houston/NewCastle	-	2,346,000	5,473,000	1,250,000	-	2,240,000	6,829,000	9,069,000	1,205,000
3/12/99	Houston/SouthMain	-	1,461,000	3,409,000	91,000	-	1,462,000	3,499,000	4,961,000	714,000
3/12/99	Houston/WallisvilleRd.	-	744,000	1,736,000	70,000	-	744,000	1,806,000	2,550,000	386,000
3/12/99	Houston/WestheimerWest	-	1,075,000	2,508,000	47,000	-	1,075,000	2,555,000	3,630,000	519,000
3/12/99	Independence/291	-	871,000	2,032,000	117,000	-	871,000	2,149,000	3,020,000	442,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
3/12/99	Jacksonville/Ft.CarolineRd.	-	1,037,000	2,420,000	169,000	-	1,037,000	2,589,000	3,626,000	561,000
3/12/99	Jacksonville/ParkAvenue	-	905,000	2,113,000	134,000	-	905,000	2,247,000	3,152,000	489,000
3/12/99	Jacksonville/PhillipsHwy	-	665,000	1,545,000	174,000	-	665,000	1,719,000	2,384,000	400,000
3/12/99	Jacksonville/RooseveltBlvd.	-	851,000	1,986,000	295,000	-	851,000	2,281,000	3,132,000	530,000
3/12/99	Jacksonville/SouthsideBlvd.	-	1,278,000	2,982,000	174,000	-	1,279,000	3,155,000	4,434,000	680,000
3/12/99	Jonesboro/TaraBlvd	-	785,000	1,827,000	255,000	-	785,000	2,082,000	2,867,000	456,000
3/12/99	Kannapolis/OregonSt	-	463,000	1,081,000	102,000	-	463,000	1,183,000	1,646,000	273,000
3/12/99	KansasCity/34thMainStreet	-	114,000	2,599,000	575,000	-	114,000	3,174,000	3,288,000	747,000
3/12/99	KansasCity/E.47thSt.	-	610,000	1,424,000	151,000	-	610,000	1,575,000	2,185,000	335,000
3/12/99	KansasCity/JamesA.ReedRd	-	749,000	1,748,000	80,000	-	749,000	1,828,000	2,577,000	390,000
3/12/99	KansasCity/StateAve	-	645,000	1,505,000	185,000	-	645,000	1,690,000	2,335,000	373,000
3/12/99	KansasCity/E.67thTerrace	-	1,136,000	2,643,000	88,000	-	1,137,000	2,730,000	3,867,000	560,000
3/12/99	Katy/DominionDrive	-	995,000	2,321,000	57,000	-	995,000	2,378,000	3,373,000	484,000
3/12/99	Kennedale/BowmanSprgs	-	425,000	991,000	76,000	-	425,000	1,067,000	1,492,000	234,000
3/12/99	Kennesaw/RutledgeRoad	-	803,000	1,874,000	208,000	-	803,000	2,082,000	2,885,000	462,000
3/12/99	Lawrence/HaskellAve	-	636,000	1,484,000	144,000	-	636,000	1,628,000	2,264,000	338,000
3/12/99	Lawrenceville/BufordDr.	-	256,000	597,000	80,000	-	256,000	677,000	933,000	171,000
3/12/99	Lenexa/LongSt.	-	720,000	1,644,000	44,000	-	720,000	1,688,000	2,408,000	347,000
3/12/99	Lenexa/SantaFeTrailRoad	-	713,000	1,663,000	117,000	-	713,000	1,780,000	2,493,000	377,000
3/12/99	Lewisville/Highway121	-	688,000	1,605,000	96,000	-	688,000	1,701,000	2,389,000	367,000
3/12/99	Longmont/WedgewoodAve	-	717,000	1,673,000	59,000	-	717,000	1,732,000	2,449,000	362,000
3/12/99	Louisville	-	554,000	1,292,000	138,000	-	554,000	1,430,000	1,984,000	320,000
3/12/99	Louisville/BreckenridgeLane	-	581,000	1,356,000	87,000	-	581,000	1,443,000	2,024,000	317,000
3/12/99	Louisville/PoplarLevel	-	463,000	1,080,000	149,000	-	463,000	1,229,000	1,692,000	280,000
3/12/99	Manassas/SudleyRoad	-	776,000	1,810,000	160,000	-	776,000	1,970,000	2,746,000	421,000
3/12/99	Marietta/Cobb	-	727,000	1,696,000	236,000	-	727,000	1,932,000	2,659,000	452,000
3/12/99	Marietta/Whitlock	-	1,016,000	2,370,000	152,000	-	1,016,000	2,522,000	3,538,000	530,000
3/12/99	Martinez/OldPetersburgRd	-	407,000	950,000	133,000	-	407,000	1,083,000	1,490,000	253,000
3/12/99	Mauldin/N.MainStreet	-	571,000	1,333,000	143,000	-	571,000	1,476,000	2,047,000	341,000
3/12/99	Miami/Nw14thStreet	-	1,739,000	4,058,000	114,000	-	1,740,000	4,171,000	5,911,000	856,000
3/12/99	Miami/Nw7thAve	-	783,000	1,827,000	158,000	-	783,000	1,985,000	2,768,000	449,000
3/12/99	MiamiBeach/DadeBlvd	-	962,000	2,245,000	276,000	-	962,000	2,521,000	3,483,000	516,000
3/12/99	MiamiLakes/Nw153rdSt.	-	425,000	992,000	71,000	-	425,000	1,063,000	1,488,000	242,000
3/12/99	Miami-Kendall/Sw84thStreet	-	935,000	2,180,000	155,000	-	935,000	2,335,000	3,270,000	504,000
3/12/99	Milford/BranchHill	-	527,000	1,229,000	2,232,000	-	527,000	3,461,000	3,988,000	491,000
3/12/99	Milwaukee/W.DeanRoad	-	1,362,000	3,163,000	346,000	-	1,363,000	3,508,000	4,871,000	788,000
3/12/99	Mission/FoxridgeDr	-	1,657,000	3,864,000	127,000	-	1,658,000	3,990,000	5,648,000	811,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
3/12/99	Mobile/AzaleaRoad	-	517,000	1,206,000	134,000	-	517,000	1,340,000	1,857,000	305,000
3/12/99	Mobile/GovernmentBlvd	-	407,000	950,000	110,000	-	407,000	1,060,000	1,467,000	239,000
3/12/99	Mobile/GrelotRoad	-	804,000	1,877,000	131,000	-	804,000	2,008,000	2,812,000	429,000
3/12/99	Mobile/HillcrestRoad	-	554,000	1,293,000	139,000	-	554,000	1,432,000	1,986,000	324,000
3/12/99	Mobile/MoffatRoad	-	537,000	1,254,000	128,000	-	537,000	1,382,000	1,919,000	315,000
3/12/99	Mt.Prospect/CentralRoad	-	802,000	1,847,000	184,000	-	802,000	2,031,000	2,833,000	454,000
3/12/99	N.Charleston/Dorchester	-	487,000	1,137,000	154,000	-	487,000	1,291,000	1,778,000	296,000
3/12/99	N.Charleston/DorchesterRd	-	380,000	886,000	107,000	-	380,000	993,000	1,373,000	228,000
3/12/99	Naperville/LasalleAve	-	1,501,000	3,502,000	99,000	-	1,502,000	3,600,000	5,102,000	748,000
3/12/99	NewOrleans/Tchoupitoulas	-	1,092,000	2,548,000	233,000	-	1,092,000	2,781,000	3,873,000	606,000
3/12/99	Norcross/DawsonBlvd	-	1,232,000	2,874,000	207,000	-	1,233,000	3,080,000	4,313,000	652,000
3/12/99	Norcross/JonesMillRd	-	1,142,000	2,670,000	157,000	-	1,143,000	2,826,000	3,969,000	602,000
3/12/99	NorthMiamiBeach/69thSt	-	1,594,000	3,720,000	159,000	-	1,595,000	3,878,000	5,473,000	807,000
3/12/99	Orlando/L.B.McleodRoad	-	521,000	1,217,000	78,000	-	521,000	1,295,000	1,816,000	277,000
3/12/99	Orlando/SouthSemoran	-	565,000	1,319,000	70,000	-	565,000	1,389,000	1,954,000	294,000
3/12/99	Orlando/S.OrangeBlossomTrail	-	1,229,000	2,867,000	165,000	-	1,230,000	3,031,000	4,261,000	639,000
3/12/99	OverlandPark/HemlockSt	-	1,168,000	2,725,000	114,000	-	1,169,000	2,838,000	4,007,000	572,000
3/12/99	Pensacola/BrentLane	-	402,000	938,000	104,000	-	402,000	1,042,000	1,444,000	241,000
3/12/99	Pensacola/CreightonRoad	-	454,000	1,060,000	216,000	-	454,000	1,276,000	1,730,000	300,000
3/12/99	Plano/ParkerRoad-AvenueK	-	1,517,000	3,539,000	129,000	-	1,518,000	3,667,000	5,185,000	758,000
3/12/99	PonteVedra/PalmValleyRd.	-	745,000	2,749,000	436,000	-	745,000	3,185,000	3,930,000	746,000
3/12/99	Raleigh/MaitlandDr	-	679,000	1,585,000	112,000	-	679,000	1,697,000	2,376,000	376,000
3/12/99	Raytown/WoodsonRd	-	915,000	2,134,000	96,000	-	915,000	2,230,000	3,145,000	462,000
3/12/99	Richardson/CentralExpressway	-	465,000	1,085,000	109,000	-	465,000	1,194,000	1,659,000	263,000
3/12/99	RiverGrove/N.5thAve.	-	1,094,000	2,552,000	9,000	-	1,034,000	2,621,000	3,655,000	761,000
3/12/99	Riverdale/GeorgiaHwy85	-	1,075,000	2,508,000	99,000	-	1,075,000	2,607,000	3,682,000	539,000
3/12/99	Roswell/Alpharetta	-	1,772,000	4,135,000	135,000	-	1,773,000	4,269,000	6,042,000	857,000
3/12/99	Schaumburg/PalmerDrive	-	1,333,000	3,111,000	122,000	-	1,334,000	3,232,000	4,566,000	660,000
3/12/99	Schaumburg/S.RoselleRoad	-	659,000	1,537,000	93,000	-	659,000	1,630,000	2,289,000	353,000
3/12/99	Shawnee/HedgeLaneTerrace	-	570,000	1,331,000	85,000	-	570,000	1,416,000	1,986,000	312,000
3/12/99	Simpsonville/GrandViewDr	-	582,000	1,358,000	130,000	-	574,000	1,496,000	2,070,000	332,000
3/12/99	Spartanburg/ChesneeHwy	-	533,000	1,244,000	273,000	-	533,000	1,517,000	2,050,000	363,000
3/12/99	St.Ann/MarylandHeights	-	1,035,000	2,414,000	173,000	-	1,035,000	2,587,000	3,622,000	526,000
3/12/99	St.Charles/E.MainSt.	-	951,000	2,220,000	(303,000)	-	802,000	2,066,000	2,868,000	654,000
3/12/99	St.Louis/Airport	-	785,000	1,833,000	157,000	-	785,000	1,990,000	2,775,000	398,000
3/12/99	St.Louis/N.LindberghBlvd.	-	1,688,000	3,939,000	224,000	-	1,689,000	4,162,000	5,851,000	838,000
3/12/99	St.Louis/VandeventerMidtown	-	699,000	1,631,000	120,000	-	699,000	1,751,000	2,450,000	372,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003: Land	Building	Total	Accumulated Depreciation
3/12/99	St.Louis/S.ThirdSt	-	1,096,000	2,557,000	76,000	-	1,096,000	2,633,000	3,729,000	537,000
3/12/99	St.Louis/S.ThirdSt	-	206,000	480,000	28,000	-	206,000	508,000	714,000	115,000
3/12/99	Sterling/S.SterlingBlvd	-	1,282,000	2,992,000	134,000	-	1,283,000	3,125,000	4,408,000	644,000
3/12/99	Streamwood/OldChurchRoad	-	855,000	1,991,000	56,000	-	855,000	2,047,000	2,902,000	420,000
3/12/99	TarponSprings/Highway19	-	1,179,000	2,751,000	125,000	-	1,180,000	2,875,000	4,055,000	593,000
3/12/99	TarponSprings/UsHighway19	-	892,000	2,081,000	187,000	-	892,000	2,268,000	3,160,000	495,000
3/12/99	Taylors/WadeHamptonBlvd	-	650,000	1,517,000	128,000	-	650,000	1,645,000	2,295,000	369,000
3/12/99	TinleyPark/BrennanHwy	-	771,000	1,799,000	132,000	-	771,000	1,931,000	2,702,000	419,000
3/12/99	VeroBeach/UsHwy1	-	678,000	1,583,000	77,000	-	678,000	1,660,000	2,338,000	357,000
3/12/99	W.Columbia/AirportBlvd	-	493,000	1,151,000	121,000	-	493,000	1,272,000	1,765,000	277,000
3/12/99	W.Columbia/OrchardDr.	-	272,000	634,000	144,000	-	272,000	778,000	1,050,000	203,000
3/12/99	Waukesha/FosterCourt	-	765,000	1,785,000	163,000	-	765,000	1,948,000	2,713,000	393,000
3/12/99	Webster/Fm528Road	-	756,000	1,764,000	84,000	-	756,000	1,848,000	2,604,000	393,000
3/12/99	Webster/Highway3	-	677,000	1,580,000	78,000	-	677,000	1,658,000	2,335,000	354,000
3/12/99	Winfield/RooseveltRoad	-	1,109,000	2,587,000	119,000	-	1,109,000	2,706,000	3,815,000	556,000
3/31/99	ForestPark	-	270,000	3,378,000	1,036,000	-	270,000	4,414,000	4,684,000	1,876,000
4/1/99	Fresno	-	44,000	206,000	(297,000)	804,000	193,000	564,000	757,000	121,000
5/1/99	Stockton	-	151,000	402,000	(254,000)	2,017,000	590,000	1,726,000	2,316,000	350,000
6/30/99	Anaheim/LaPalma	-	1,378,000	851,000	200,000	1,221,000	1,721,000	1,929,000	3,650,000	376,000
6/30/99	Bradenton/CortezRoad	-	476,000	885,000	316,000	906,000	594,000	1,989,000	2,583,000	412,000
6/30/99	BrickTownship/Brick	-	590,000	1,431,000	281,000	1,364,000	736,000	2,930,000	3,666,000	508,000
6/30/99	Concord/Arnold	-	827,000	1,553,000	411,000	1,874,000	1,032,000	3,633,000	4,665,000	793,000
6/30/99	Edison/OldPostRd	-	498,000	1,267,000	260,000	1,175,000	622,000	2,578,000	3,200,000	498,000
6/30/99	Fairfax/LeeHighway	-	586,000	1,078,000	304,000	1,106,000	732,000	2,342,000	3,074,000	476,000
6/30/99	FallsChurch/Columbia	-	901,000	975,000	301,000	1,141,000	1,126,000	2,192,000	3,318,000	423,000
6/30/99	FortWorth/McCart	-	372,000	942,000	188,000	703,000	464,000	1,741,000	2,205,000	317,000
6/30/99	Ft.Myers/Tamiami	-	948,000	962,000	298,000	1,208,000	1,184,000	2,232,000	3,416,000	445,000
6/30/99	Gresham/Burnside	-	354,000	544,000	204,000	627,000	442,000	1,287,000	1,729,000	278,000
6/30/99	Houston/Highway6So.	-	751,000	1,006,000	473,000	1,057,000	937,000	2,350,000	3,287,000	468,000
6/30/99	Houston/MillridgeN.	-	1,160,000	1,983,000	255,000	2,433,000	1,449,000	4,382,000	5,831,000	842,000
6/30/99	HuntingtonBch/Gotham	-	952,000	890,000	302,000	1,130,000	1,189,000	2,085,000	3,274,000	415,000
6/30/99	HuntingtonBeach	-	1,026,000	1,437,000	120,000	1,450,000	1,282,000	2,751,000	4,033,000	500,000
6/30/99	Hyattsville	-	768,000	2,186,000	273,000	1,919,000	959,000	4,187,000	5,146,000	723,000
6/30/99	Irving/W.Airport	-	419,000	960,000	203,000	857,000	524,000	1,915,000	2,439,000	403,000
6/30/99	Jacksonville/University	-	211,000	741,000	231,000	700,000	263,000	1,620,000	1,883,000	353,000
6/30/99	Littleton/Centennial	-	421,000	804,000	256,000	812,000	526,000	1,767,000	2,293,000	358,000
6/30/99	Mountainside	-	1,260,000	1,237,000	341,000	1,523,000	1,574,000	2,787,000	4,361,000	518,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date	Description	Encum-	Initial Cost		Costs	Adjustments Resulting from the Acquisition	Gross Carrying Amount At December 31, 2003			Accumulated
Acquired		brances	Land	Buildings & Improvements	Subsequent to Acquisition	of Minority Interest	Land	Building	Total	Depreciation
6/30/99	N.RichlandHills	-	455,000	769,000	252,000	832,000	569,000	1,739,000	2,308,000	366,000
6/30/99	Newark/CedarBlvd	-	729,000	971,000	244,000	1,067,000	910,000	2,101,000	3,011,000	406,000
6/30/99	Northridge/Parthenia	-	1,848,000	1,486,000	186,000	1,839,000	2,308,000	3,051,000	5,359,000	523,000
6/30/99	OakPark/Greenfield	-	621,000	1,735,000	198,000	1,490,000	775,000	3,269,000	4,044,000	572,000
6/30/99	Rockville/GudeDrive	-	602,000	768,000	364,000	880,000	751,000	1,863,000	2,614,000	394,000
6/30/99	RollingMeadows/Lois	-	441,000	849,000	356,000	898,000	551,000	1,993,000	2,544,000	418,000
6/30/99	SanAntonio/NwLoop	-	511,000	786,000	206,000	855,000	638,000	1,720,000	2,358,000	344,000
6/30/99	SanDiego/Clairemont	-	1,601,000	2,035,000	337,000	2,034,000	1,999,000	4,008,000	6,007,000	785,000
6/30/99	SpringValley/Sweetwater	-	271,000	380,000	4,719,000	416,000	338,000	5,448,000	5,786,000	148,000
6/30/99	StoneMountain/Rock	-	1,233,000	288,000	330,000	852,000	1,540,000	1,163,000	2,703,000	217,000
6/30/99	Tujunga/FoothillBlvd	-	1,746,000	2,383,000	170,000	2,370,000	2,180,000	4,489,000	6,669,000	696,000
6/30/99	UnionCity/Alvarado	-	992,000	1,776,000	211,000	1,690,000	1,239,000	3,430,000	4,669,000	603,000
6/30/99	WheatRidge/W.44th	-	480,000	789,000	249,000	831,000	599,000	1,750,000	2,349,000	364,000
6/30/99	WinterPark/N.Semor	-	342,000	638,000	376,000	728,000	427,000	1,657,000	2,084,000	388,000
6/30/99	Woodbridge/Davis	-	1,796,000	1,623,000	419,000	1,996,000	2,243,000	3,591,000	5,834,000	680,000
6/30/99	Woodbridge/Jefferson	-	840,000	1,689,000	261,000	1,446,000	1,048,000	3,188,000	4,236,000	565,000
7/1/99	Antioch/CaneRidgeRd	-	353,000	823,000	168,000	-	353,000	991,000	1,344,000	240,000
7/1/99	Hermitage/CentralCt	-	646,000	1,508,000	150,000	-	646,000	1,658,000	2,304,000	373,000
7/1/99	Hixson/GaddRd	-	207,000	484,000	260,000	-	207,000	744,000	951,000	231,000
7/1/99	Hixson/Highway153	-	488,000	1,138,000	195,000	-	488,000	1,333,000	1,821,000	316,000
7/1/99	Madison/MyattDr	-	441,000	1,028,000	93,000	-	441,000	1,121,000	1,562,000	263,000
7/1/99	Madison/WilliamsAve	-	1,318,000	3,076,000	259,000	-	1,319,000	3,334,000	4,653,000	734,000
7/1/99	Nashville/LafayetteSt	-	486,000	1,135,000	156,000	-	486,000	1,291,000	1,777,000	320,000
7/1/99	Nashville/McnallyDr	-	884,000	2,062,000	348,000	-	884,000	2,410,000	3,294,000	611,000
7/1/99	Nashville/MetroplexDr	-	380,000	886,000	155,000	-	380,000	1,041,000	1,421,000	252,000
7/1/99	Nashville/WelshwoodDr	-	934,000	2,179,000	178,000	-	934,000	2,357,000	3,291,000	521,000
7/1/99	Pantego/W.PioneerPkwy	-	432,000	1,228,000	70,000	-	432,000	1,298,000	1,730,000	129,000
7/1/99	RedBank/HardingRd	-	452,000	1,056,000	185,000	-	452,000	1,241,000	1,693,000	303,000
9/1/99	Charlotte/AshleyRoad	-	664,000	1,551,000	30,000	-	651,000	1,594,000	2,245,000	328,000
9/1/99	Charlotte/SouthBlvd.	-	734,000	1,715,000	44,000	-	719,000	1,774,000	2,493,000	364,000
9/1/99	Greensboro/W.MarketSt.	-	603,000	1,409,000	23,000	-	591,000	1,444,000	2,035,000	307,000
9/1/99	Raleigh/CapitalBlvd	-	927,000	2,166,000	(10,000)	-	909,000	2,174,000	3,083,000	437,000
10/8/99	Belmont/O'neillAve	-	869,000	4,659,000	95,000	-	878,000	4,745,000	5,623,000	933,000
10/11/99	Matthews	-	937,000	3,165,000	247,000	-	994,000	3,355,000	4,349,000	507,000
11/15/99	Poplar,Memphis	-	1,631,000	3,093,000	279,000	-	1,732,000	3,271,000	5,003,000	516,000
12/17/99	Dallas/SwissAve	-	1,862,000	4,344,000	138,000	-	1,879,000	4,465,000	6,344,000	891,000
12/30/99	OakPark/GreenfieldRd	-	1,184,000	3,685,000	(98,000)	-	1,197,000	3,574,000	4,771,000	647,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
12/30/99	SantaAnna	-	2,657,000	3,293,000	364,000	-	2,821,000	3,493,000	6,314,000	527,000
1/21/00	HanoverPark	-	262,000	3,104,000	40,000	-	256,000	3,150,000	3,406,000	450,000
1/25/00	Memphis/N.GermantwnPkwy	-	884,000	3,024,000	225,000	-	937,000	3,196,000	4,133,000	497,000
1/31/00	RowlandHeights/Walnut	-	681,000	1,589,000	122,000	-	688,000	1,704,000	2,392,000	341,000
2/8/00	Lewisville/JustinRd	-	529,000	2,919,000	210,000	-	562,000	3,096,000	3,658,000	480,000
2/28/00	Plano/AvenueK	-	2,064,000	10,407,000	438,000	-	2,089,000	10,820,000	12,909,000	4,106,000
4/1/00	Hyattsville/Edmonson	-	1,036,000	2,657,000	46,000	-	1,036,000	2,703,000	3,739,000	448,000
4/29/00	St.Louis/EllisvilleTwnCentre	-	765,000	4,377,000	337,000	-	812,000	4,667,000	5,479,000	660,000
5/2/00	CulverCity	-	2,439,000	5,689,000	(689,000)	-	2,218,000	5,221,000	7,439,000	866,000
5/2/00	MillValley	-	1,412,000	3,294,000	(371,000)	-	1,284,000	3,051,000	4,335,000	511,000
5/26/00	Phoenix/N.35thAve	-	868,000	2,967,000	57,000	-	868,000	3,024,000	3,892,000	517,000
6/5/00	MountSinai/Route25a	-	950,000	3,338,000	255,000	-	1,008,000	3,535,000	4,543,000	490,000
6/15/00	PinellasPark	-	526,000	2,247,000	271,000	-	547,000	2,497,000	3,044,000	251,000
6/30/00	SanAntonio/BroadwaySt	-	1,131,000	4,558,000	22,000	-	1,132,000	4,579,000	5,711,000	702,000
7/13/00	Lincolnwood	-	1,598,000	3,727,000	165,000	-	1,614,000	3,876,000	5,490,000	700,000
7/17/00	LaPalco/NewOrleans	-	1,023,000	3,204,000	129,000	-	1,094,000	3,262,000	4,356,000	439,000
7/29/00	Tracy/1615&1650W.11thS	-	1,745,000	4,530,000	293,000	-	1,763,000	4,805,000	6,568,000	805,000
8/1/00	Pineville	-	2,197,000	3,417,000	357,000	-	2,333,000	3,638,000	5,971,000	517,000
8/23/00	MorrisPlains	-	1,501,000	4,300,000	317,000	-	1,595,000	4,523,000	6,118,000	578,000
8/31/00	Florissant/NewHallsFry	-	800,000	4,225,000	79,000	-	807,000	4,297,000	5,104,000	721,000
8/31/00	Orange,CA	-	661,000	1,542,000	56,000	-	667,000	1,592,000	2,259,000	270,000
9/1/00	Bayshore,NY	-	1,277,000	2,980,000	966,000	-	1,534,000	3,689,000	5,223,000	708,000
9/1/00	LosAngeles,CA	-	590,000	1,376,000	461,000	-	708,000	1,719,000	2,427,000	333,000
9/13/00	Merrillville	-	343,000	2,474,000	169,000	-	364,000	2,622,000	2,986,000	333,000
9/15/00	Alexandria/Pickettli	-	2,743,000	6,198,000	282,000	-	2,744,000	6,479,000	9,223,000	801,000
9/15/00	Bethpage/HempsteadTurnpike	-	2,899,000	5,457,000	244,000	-	2,900,000	5,700,000	8,600,000	705,000
9/15/00	Brooklyn/St.JohnsPlace	-	3,492,000	6,026,000	248,000	-	3,494,000	6,272,000	9,766,000	743,000
9/15/00	Chicago/AshlandAvenue	-	850,000	4,880,000	221,000	-	850,000	5,101,000	5,951,000	695,000
9/15/00	Evanston/Greenbay	-	846,000	4,436,000	163,000	-	846,000	4,599,000	5,445,000	575,000
9/15/00	Gardena/W.ElSegundo	-	1,532,000	3,424,000	116,000	-	1,533,000	3,539,000	5,072,000	468,000
9/15/00	Hawthorne/CrenshawBlvd.	-	1,079,000	2,913,000	131,000	-	1,079,000	3,044,000	4,123,000	396,000
9/15/00	LakeRonkonkoma/PortionRd.	-	937,000	4,199,000	156,000	-	937,000	4,355,000	5,292,000	525,000
9/15/00	LosAngeles/Coliseum	-	3,109,000	4,013,000	151,000	-	3,110,000	4,163,000	7,273,000	501,000
9/15/00	Northport/FortSalongaRoad	-	2,999,000	5,698,000	243,000	-	3,000,000	5,940,000	8,940,000	727,000
9/15/00	Oakland/Macarthur	-	678,000	2,751,000	149,000	-	678,000	2,900,000	3,578,000	391,000
9/15/00	Rockaway/U.S.Route46	-	2,424,000	4,945,000	246,000	-	2,425,000	5,190,000	7,615,000	666,000
9/15/00	RoyalOak/CoolidgeHighway	-	1,062,000	2,576,000	159,000	-	1,062,000	2,735,000	3,797,000	358,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003: Land	Gross Carrying Amount At December 31, 2003: Building	Gross Carrying Amount At December 31, 2003: Total	Accumulated Depreciation
9/15/00	Tampa/GunnHwy	-	1,843,000	4,300,000	92,000	-	1,844,000	4,391,000	6,235,000	594,000
9/18/00	Tampa/N.DelMabry	-	2,204,000	2,447,000	7,476,000	-	2,226,000	9,901,000	12,127,000	2,732,000
9/30/00	Lilburn/IndianTrail	-	1,695,000	5,170,000	1,365,000	-	1,713,000	6,517,000	8,230,000	771,000
9/30/00	Marietta/Kennestone&Hwy5	-	622,000	3,388,000	1,511,000	-	628,000	4,893,000	5,521,000	633,000
11/15/00	Largo/Missouri	-	1,092,000	4,270,000	240,000	-	1,158,000	4,444,000	5,602,000	527,000
11/21/00	St.Louis/Wilson	-	1,608,000	3,913,000	1,818,000	-	1,629,000	5,710,000	7,339,000	695,000
12/21/00	Houston/10801KatyFrwy	-	1,664,000	3,884,000	83,000	-	1,668,000	3,963,000	5,631,000	365,000
12/21/00	Houston/7715KatyFrwy	-	2,274,000	5,307,000	103,000	-	2,278,000	5,406,000	7,684,000	484,000
12/21/00	Houston/MainSt	-	1,681,000	3,924,000	102,000	-	1,685,000	4,022,000	5,707,000	367,000
12/21/00	Houston/W.Loop/S.Frwy	-	2,036,000	4,749,000	112,000	-	2,039,000	4,858,000	6,897,000	442,000
12/29/00	Chicago	-	1,946,000	6,002,000	18,000	-	1,939,000	6,027,000	7,966,000	717,000
12/30/00	Frazier	-	800,000	3,324,000	17,000	-	800,000	3,341,000	4,141,000	294,000
12/30/00	Raleigh/Glenwood	-	1,545,000	3,628,000	83,000	-	1,561,000	3,695,000	5,256,000	538,000
1/5/01	Troy/E.BigBeaverRd	-	2,195,000	4,221,000	355,000	-	2,330,000	4,441,000	6,771,000	501,000
1/11/01	FtLauderdale	-	954,000	3,972,000	342,000	-	1,070,000	4,198,000	5,268,000	482,000
1/16/01	NoHollywood/ShermanWay	-	2,173,000	5,442,000	37,000	-	2,176,000	5,476,000	7,652,000	771,000
1/18/01	Tuscon/E.Speedway	-	735,000	2,895,000	189,000	-	780,000	3,039,000	3,819,000	348,000
1/25/01	Lombard/Finley	-	851,000	3,806,000	359,000	-	903,000	4,113,000	5,016,000	454,000
3/15/01	LosAngeles/WestPico	-	8,579,000	8,630,000	803,000	-	8,599,000	9,413,000	18,012,000	1,326,000
4/1/01	Lakewood/CedarDr.	-	1,329,000	9,356,000	121,000	-	1,333,000	9,473,000	10,806,000	1,365,000
4/7/01	Farmingdale/Rte110	-	2,364,000	5,807,000	(52,000)	-	2,343,000	5,776,000	8,119,000	693,000
4/17/01	Philadelphia/Aramingo	-	968,000	4,539,000	15,000	-	968,000	4,554,000	5,522,000	498,000
4/18/01	Largo/WalsinghamRoad	-	1,000,000	3,545,000	(237,000)	-	800,000	3,508,000	4,308,000	392,000
6/17/01	PortWashington/Seaview&W.Sh	-	2,381,000	4,608,000	122,000	-	2,359,000	4,752,000	7,111,000	464,000
6/18/01	SilverSprings/Prosperity	-	1,065,000	5,391,000	18,000	-	1,065,000	5,409,000	6,474,000	604,000
6/19/01	Tampa/W.WatersAve&Wilsky	-	953,000	3,785,000	16,000	-	954,000	3,800,000	4,754,000	392,000
6/26/01	Middletown	-	1,535,000	4,258,000	335,000	-	1,630,000	4,498,000	6,128,000	436,000
7/29/01	Miami/Sw85thAve	-	2,755,000	4,951,000	18,000	-	2,758,000	4,966,000	7,724,000	491,000
8/28/01	Hoover/JohnHawkinsPkwy	-	1,050,000	2,453,000	43,000	-	1,051,000	2,495,000	3,546,000	250,000
9/30/01	Syosset	-	2,461,000	5,312,000	382,000	-	2,613,000	5,542,000	8,155,000	460,000
12/27/01	Howell/Hgwy9	-	941,000	4,070,000	235,000	-	998,000	4,248,000	5,246,000	357,000
12/27/01	LosAngeles/W.Jefferson	-	8,285,000	9,429,000	811,000	-	8,305,000	10,220,000	18,525,000	814,000
12/29/01	Catonsville/Kent	-	1,378,000	5,289,000	640,000	-	1,379,000	5,928,000	7,307,000	509,000
12/29/01	OldBridge/Rte9	-	1,244,000	4,960,000	(31,000)	-	1,245,000	4,928,000	6,173,000	401,000
12/29/01	Sacremento/Roseville	-	876,000	5,344,000	133,000	-	526,000	5,827,000	6,353,000	507,000
12/31/01	SantaAna/E.Mcfadden	-	7,587,000	8,612,000	905,000	-	7,605,000	9,499,000	17,104,000	765,000
1/1/02	AirportI	-	346,000	861,000	41,000	(32,000)	346,000	870,000	1,216,000	177,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost Land	Initial Cost Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003 Land	Gross Carrying Amount At December 31, 2003 Building	Gross Carrying Amount At December 31, 2003 Total	Accumulated Depreciation
1/1/02	Azusa	-	933,000	1,659,000	18,000	4,926,000	933,000	6,603,000	7,536,000	461,000
1/1/02	Belmont/DairyLane	-	915,000	1,252,000	48,000	-	915,000	1,300,000	2,215,000	263,000
1/1/02	Carmichael/FairOaks	-	584,000	1,431,000	23,000	(2,000)	584,000	1,452,000	2,036,000	289,000
1/1/02	Carson/CarsonSt	-	507,000	877,000	46,000	1,000	507,000	924,000	1,431,000	179,000
1/1/02	Concord	-	650,000	1,332,000	66,000	(44,000)	650,000	1,354,000	2,004,000	253,000
1/1/02	Ft.Lauderdale/Sun	-	452,000	1,254,000	34,000	(48,000)	452,000	1,240,000	1,692,000	244,000
1/1/02	Ft.Lauderdale/Sun	-	532,000	1,444,000	59,000	(56,000)	532,000	1,447,000	1,979,000	285,000
1/1/02	Marietta/CobbPark	-	419,000	1,571,000	23,000	(2,000)	419,000	1,592,000	2,011,000	314,000
1/1/02	Miami/27thAve	-	272,000	1,572,000	48,000	1,000	272,000	1,621,000	1,893,000	315,000
1/1/02	Miami/Airport	-	517,000	915,000	44,000	2,000	517,000	961,000	1,478,000	196,000
1/1/02	Miami/MarlinRoad	-	562,000	1,345,000	37,000	(49,000)	562,000	1,333,000	1,895,000	267,000
1/1/02	Oakland/SanLeandro	-	330,000	1,116,000	82,000	(34,000)	330,000	1,164,000	1,494,000	227,000
1/1/02	Palmdale/PStreet	-	218,000	1,287,000	40,000	3,000	218,000	1,330,000	1,548,000	273,000
1/1/02	Pasadena/SFairOaks	-	1,313,000	1,905,000	51,000	(2,000)	1,314,000	1,953,000	3,267,000	396,000
1/1/02	Pasadena/SierraMadre	-	706,000	872,000	72,000	(28,000)	706,000	916,000	1,622,000	166,000
1/1/02	PembrokePark	-	475,000	1,259,000	17,000	(47,000)	475,000	1,229,000	1,704,000	252,000
1/1/02	Redlands	-	423,000	1,202,000	119,000	(34,000)	423,000	1,287,000	1,710,000	234,000
1/1/02	Richmond/Jacuzzi	-	419,000	1,224,000	44,000	(44,000)	419,000	1,224,000	1,643,000	239,000
1/1/02	Riverside	-	95,000	1,106,000	30,000	(41,000)	95,000	1,095,000	1,190,000	219,000
1/1/02	Sacramento/Capitol	-	186,000	1,284,000	19,000	(49,000)	186,000	1,254,000	1,440,000	255,000
1/1/02	Sacramento/Florin	-	624,000	1,710,000	70,000	3,000	624,000	1,783,000	2,407,000	344,000
1/1/02	Sacramento/Howe	-	361,000	1,181,000	21,000	(45,000)	361,000	1,157,000	1,518,000	236,000
1/1/02	SanCarlos/Shorewa	-	737,000	1,360,000	17,000	(52,000)	737,000	1,325,000	2,062,000	265,000
1/1/02	SanJose/Capitol	-	400,000	1,183,000	29,000	1,000	400,000	1,213,000	1,613,000	238,000
1/1/02	SanJose/FelipeAve	-	517,000	1,482,000	46,000	(3,000)	517,000	1,525,000	2,042,000	296,000
1/1/02	SantaClara/Laurel	-	1,178,000	1,789,000	53,000	(62,000)	1,179,000	1,779,000	2,958,000	342,000
1/1/02	So.SanFrancisco	-	1,018,000	2,464,000	43,000	39,000	1,018,000	2,546,000	3,564,000	470,000
1/1/02	Tucker/MontrealRd	-	760,000	1,485,000	33,000	(3,000)	760,000	1,515,000	2,275,000	297,000
1/1/02	Tucker/Mountain	-	519,000	1,385,000	66,000	-	519,000	1,451,000	1,970,000	275,000
1/1/02	Tustin	-	962,000	1,465,000	33,000	(53,000)	962,000	1,445,000	2,407,000	295,000
1/3/02	StCharles/VeteransMemorialPkwy	-	687,000	1,602,000	134,000	-	687,000	1,736,000	2,423,000	159,000
1/7/02	Bothell/N.BothellWay	-	1,063,000	4,995,000	144,000	-	1,063,000	5,139,000	6,202,000	402,000
1/15/02	Houston/N.Loop	-	2,045,000	6,178,000	(1,000)	-	2,046,000	6,176,000	8,222,000	463,000
1/16/02	Annapolis/WestSt	-	955,000	3,669,000	13,000	-	955,000	3,682,000	4,637,000	299,000
1/16/02	Austin/UsHwy183	-	608,000	3,856,000	16,000	-	608,000	3,872,000	4,480,000	309,000
1/16/02	Austin/W.6thSt	-	2,399,000	4,493,000	90,000	-	2,400,000	4,582,000	6,982,000	380,000
1/16/02	Birmingham/Commons	-	1,125,000	3,938,000	32,000	-	1,126,000	3,969,000	5,095,000	321,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
1/16/02	Casselberry/State	-	1,628,000	3,308,000	5,000	-	1,629,000	3,312,000	4,941,000	273,000
1/16/02	Charlotte/Cambridge	-	836,000	3,908,000	3,000	-	836,000	3,911,000	4,747,000	325,000
1/16/02	Crestwood/WatsonRd	-	1,232,000	3,093,000	3,000	-	1,233,000	3,095,000	4,328,000	255,000
1/16/02	GardenCity/Stewart	-	1,489,000	4,039,000	5,000	-	1,490,000	4,043,000	5,533,000	327,000
1/16/02	Gilbert/WParkAve	-	497,000	3,534,000	2,000	-	497,000	3,536,000	4,033,000	297,000
1/16/02	Hawthorne/GoffleRd	-	2,414,000	4,918,000	-	-	2,415,000	4,917,000	7,332,000	403,000
1/16/02	Hiawassee/N.Hiawassee	-	1,622,000	1,892,000	5,000	-	1,623,000	1,896,000	3,519,000	168,000
1/16/02	Honolulu/Waialae	-	10,631,000	10,783,000	2,000	-	10,636,000	10,780,000	21,416,000	831,000
1/16/02	Honolulu/Kahala	-	3,722,000	8,525,000	9,000	-	3,724,000	8,532,000	12,256,000	678,000
1/16/02	Indianapolis/Madison	-	716,000	2,655,000	11,000	-	716,000	2,666,000	3,382,000	225,000
1/16/02	Indianapolis/Rockville	-	704,000	2,704,000	6,000	-	704,000	2,710,000	3,414,000	229,000
1/16/02	Indianapolis/W.86th	-	812,000	2,421,000	6,000	-	812,000	2,427,000	3,239,000	207,000
1/16/02	Issaquah/Pickering	-	1,138,000	3,704,000	6,000	-	1,139,000	3,709,000	4,848,000	303,000
1/16/02	LagunaHills/Moulton	-	2,319,000	5,200,000	13,000	-	2,320,000	5,212,000	7,532,000	446,000
1/16/02	Longwood/StateRd	-	2,123,000	3,083,000	46,000	-	2,124,000	3,128,000	5,252,000	269,000
1/16/02	Martinez/ArnoldDr	-	847,000	5,422,000	-	-	847,000	5,422,000	6,269,000	448,000
1/16/02	Memphis/Covington	-	620,000	3,076,000	1,000	-	620,000	3,077,000	3,697,000	261,000
1/16/02	Memphis/SummerAve	-	1,103,000	2,772,000	4,000	-	1,103,000	2,776,000	3,879,000	232,000
1/16/02	Millersville/Veterans	-	1,036,000	4,229,000	13,000	-	1,036,000	4,242,000	5,278,000	361,000
1/16/02	Naperville/Washington	-	2,712,000	2,225,000	415,000	-	2,713,000	2,639,000	5,352,000	193,000
1/16/02	NewOrleans/I-10	-	1,286,000	3,380,000	18,000	-	1,293,000	3,391,000	4,684,000	281,000
1/16/02	Northglenn/HuronSt	-	688,000	2,075,000	8,000	-	688,000	2,083,000	2,771,000	181,000
1/16/02	Novato/RushLanding	-	1,858,000	2,574,000	6,000	-	1,859,000	2,579,000	4,438,000	220,000
1/16/02	Orlando/S.Kirkman	-	889,000	3,180,000	2,000	-	889,000	3,182,000	4,071,000	255,000
1/16/02	Pasadena/E.Colorado	-	1,125,000	5,160,000	10,000	-	1,126,000	5,169,000	6,295,000	423,000
1/16/02	Phoenix/WUnionHills	-	1,071,000	2,934,000	21,000	-	1,066,000	2,960,000	4,026,000	250,000
1/16/02	RanchoCucamonga	-	579,000	3,222,000	3,000	-	579,000	3,225,000	3,804,000	274,000
1/16/02	Renton/Kent	-	768,000	4,078,000	16,000	-	768,000	4,094,000	4,862,000	338,000
1/16/02	RochellePark/168	-	744,000	4,430,000	18,000	-	744,000	4,448,000	5,192,000	350,000
1/16/02	SanMateo/S.Delaware	-	1,921,000	4,602,000	13,000	-	1,922,000	4,614,000	6,536,000	376,000
1/16/02	SanRamon/SanRamo	-	1,522,000	3,510,000	6,000	-	1,523,000	3,515,000	5,038,000	291,000
1/16/02	SantaClara/Lafayette	-	1,393,000	4,626,000	5,000	-	1,394,000	4,630,000	6,024,000	381,000
1/16/02	SantaCruz/River	-	2,148,000	6,584,000	(2,000)	-	2,149,000	6,581,000	8,730,000	537,000
1/16/02	Schaumburg/W.Wise	-	1,158,000	2,598,000	8,000	-	1,159,000	2,605,000	3,764,000	214,000
1/16/02	Scottsdale/N.Hayden	-	2,111,000	3,564,000	18,000	-	2,114,000	3,579,000	5,693,000	302,000
1/16/02	Skokie/SkokieBlvd	-	716,000	5,285,000	4,000	-	716,000	5,289,000	6,005,000	439,000
1/16/02	Southfield/Telegraph	-	2,869,000	5,507,000	1,000	-	2,870,000	5,507,000	8,377,000	451,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interest	Gross Carrying Amount At December 31, 2003: Land	Building	Total	Accumulated Depreciation
1/16/02	SunnyIslesBch	-	931,000	2,845,000	14,000	-	931,000	2,859,000	3,790,000	233,000
1/16/02	W.Babylon/Sunrise	-	1,609,000	3,959,000	7,000	-	1,610,000	3,965,000	5,575,000	325,000
1/16/02	W.PalmBeach/Okeechobee	-	2,149,000	4,650,000	30,000	-	2,150,000	4,679,000	6,829,000	387,000
1/16/02	Waukegan/Greenbay	-	933,000	3,826,000	2,000	-	933,000	3,828,000	4,761,000	317,000
1/16/02	WestLa/WOlympic	-	6,532,000	5,975,000	37,000	-	6,535,000	6,009,000	12,544,000	489,000
1/16/02	Woodlawn/Whitehead	-	2,682,000	3,355,000	21,000	-	2,683,000	3,375,000	6,058,000	293,000
2/2/02	Nashua/SouthwoodDr	-	2,493,000	4,326,000	159,000	-	2,494,000	4,484,000	6,978,000	340,000
2/15/02	Houston/Fm1960East	-	859,000	2,004,000	51,000	-	859,000	2,055,000	2,914,000	158,000
3/7/02	Baltimore/RussellStreet	-	1,763,000	5,821,000	175,000	-	1,764,000	5,995,000	7,759,000	441,000
3/11/02	Weymouth/MainSt	-	1,440,000	4,433,000	141,000	-	1,441,000	4,573,000	6,014,000	338,000
3/28/02	Clinton/BranchAve&Schultz	-	1,257,000	4,108,000	294,000	-	1,335,000	4,324,000	5,659,000	303,000
4/17/02	LaMirada/Alondra	-	1,749,000	5,044,000	360,000	-	1,857,000	5,296,000	7,153,000	336,000
5/1/02	N.RichlndHls/RufeSnowDr	-	632,000	6,337,000	(3,000)	-	632,000	6,334,000	6,966,000	481,000
5/2/02	Parkville/E.Joppa	-	898,000	4,306,000	127,000	-	898,000	4,433,000	5,331,000	297,000
6/17/02	Waltham/LexingtonSt	-	3,183,000	5,733,000	132,000	-	3,184,000	5,864,000	9,048,000	368,000
6/30/02	Nashville/Charlotte	-	876,000	2,004,000	62,000	-	876,000	2,066,000	2,942,000	138,000
7/2/02	MtJuliet/LebonanRd	-	516,000	1,203,000	52,000	-	516,000	1,255,000	1,771,000	88,000
7/14/02	Yorktown/GeorgeWashington	-	707,000	1,684,000	24,000	-	707,000	1,708,000	2,415,000	110,000
7/22/02	Brea/E.Lambert&ClifwoodPk	-	2,114,000	3,555,000	145,000	-	2,115,000	3,699,000	5,814,000	222,000
8/1/02	Bricktown/Route70	-	1,292,000	3,690,000	123,000	-	1,294,000	3,811,000	5,105,000	231,000
8/1/02	Danvers/NewburySt.	-	1,311,000	4,140,000	240,000	-	1,312,000	4,379,000	5,691,000	256,000
8/15/02	Montclair/HoltBlvd.	-	889,000	2,074,000	157,000	-	889,000	2,231,000	3,120,000	146,000
8/21/02	RockvilleCentre/MerrickRd	-	3,693,000	6,990,000	273,000	-	3,695,000	7,261,000	10,956,000	401,000
9/13/02	Kent/PacificHighway	-	1,839,000	4,291,000	87,000	-	1,840,000	4,377,000	6,217,000	44,000
9/13/02	Lacey/MartinWay	-	1,379,000	3,217,000	53,000	-	1,380,000	3,269,000	4,649,000	33,000
9/13/02	Lakewood/Bridgeport	-	1,286,000	3,000,000	79,000	-	1,287,000	3,078,000	4,365,000	31,000
11/4/02	ScotchPlains/Route22	-	2,124,000	5,072,000	50,000	-	2,125,000	5,121,000	7,246,000	273,000
12/23/02	SntaClarita/Viaprincssa	-	2,508,000	3,008,000	448,000	-	2,503,000	3,461,000	5,964,000	161,000
2/13/03	Malden/EasternAve	-	3,212,000	2,739,000	7,000	-	3,212,000	2,746,000	5,958,000	87,000
2/13/03	Pasadena/RitchieHwy	-	2,253,000	4,218,000	8,000	-	2,253,000	4,226,000	6,479,000	152,000
2/24/03	Miami/SW137thAve	-	1,600,000	4,684,000	-	-	1,600,000	4,684,000	6,284,000	148,000
3/3/03	Chantilly/DullesSouthCourt	-	2,190,000	4,314,000	7,000	-	2,190,000	4,321,000	6,511,000	114,000
3/6/03	Medford/MysticAve	-	3,886,000	4,982,000	8,000	-	3,886,000	4,990,000	8,876,000	129,000
5/27/03	CastroValley/GroveWay	-	2,247,000	5,881,000	5,000	-	2,247,000	5,886,000	8,133,000	139,000
8/2/03	Sacramento/E.StocktonBlvd	-	554,000	4,175,000	4,000	-	554,000	4,179,000	4,733,000	82,000
8/13/03	Timonium/W.PadoniaRoad	-	1,932,000	3,681,000	4,000	-	1,932,000	3,685,000	5,617,000	38,000
8/21/03	VanNuys/Sepulveda-B	-	1,698,000	3,886,000	1,000	-	1,698,000	3,887,000	5,585,000	39,000

PUBLIC STORAGE, INC.
SCHEDULE III – REAL ESTATE
AND ACCUMULATED DEPRECIATION

			Initial Cost		Costs	Adjustments Resulting from the Acquisition of Minority	Gross Carrying Amount At December 31, 2003			
Date Acquired	Description	Encum-brances	Land	Buildings & Improvements	Subsequent to Acquisition	Interest	Land	Building	Total	Accumulated Depreciation
9/9/03	Westwood/EastSt	-	3,267,000	5,013,000	4,000	-	3,267,000	5,017,000	8,284,000	51,000
10/21/03	SanDiego/MiramarRoad	-	2,244,000	6,653,000	1,000	-	2,244,000	6,654,000	8,898,000	66,000
11/3/03	ElSobrante/SanPabloDamRoad	-	1,255,000	4,990,000	-	-	1,255,000	4,990,000	6,245,000	33,000
11/6/03	PearlCity/KamehamehaHwy	-	4,428,000	4,839,000	-	-	4,428,000	4,839,000	9,267,000	32,000
12/23/03	Boston/SouthamptonStreet	-	5,334,000	7,511,000	2,000	-	5,334,000	7,513,000	12,847,000	-
Other Properties										
	Glendale/WesternAvenue	-	1,622,000	3,771,000	12,799,000	-	1,615,000	16,577,000	18,192,000	15,543,000
12/13/99	Burlingame(Commercial&PUD)	-	4,043,000	9,434,000	172,000	-	4,043,000	9,606,000	13,649,000	1,657,000
12/30/99	WestPalmBeach	-	984,000	2,358,000	40,000	-	913,000	2,469,000	3,382,000	394,000
4/28/00	SanDiego/Sorrento	-	1,282,000	3,016,000	10,000	-	1,024,000	3,284,000	4,308,000	607,000
6/1/98	Renton/Sw39thSt.	-	725,000	2,196,000	92,000	-	725,000	2,288,000	3,013,000	637,000
6/29/98	PompanoBch/CenterPortCircle	-	795,000	2,312,000	180,000	-	795,000	2,492,000	3,287,000	670,000
12/9/98	Miami/Nw115thAve	-	1,095,000	2,349,000	212,000	-	1,102,000	2,554,000	3,656,000	548,000
12/30/99	TamaracParkway	-	1,902,000	4,467,000	1,350,000	-	1,890,000	5,829,000	7,719,000	766,000
12/29/00	Gardena	-	1,737,000	5,456,000	17,000	-	1,737,000	5,473,000	7,210,000	791,000
4/2/02	LongBeach	-	887,000	6,251,000	-	-	887,000	6,251,000	7,138,000	1,286,000
	Construction in Progress		-	-	81,856,000		12,236,000	69,620,000	81,856,000	
		$16,630,000	$1,316,705,000	$3,095,471,000	$547,978,000	$247,200,000	$1,345,118,000	$3,862,236,000	$5,207,354,000	$1,153,059,000

PUBLIC STORAGE, INC.
EXHIBIT 11 - EARNINGS PER SHARE

	For the Year Ended December 31,		
	2003	2002	2001
	(amounts in thousands, except per share data)		
Earnings Per Share:			
Net income	$ 336,653	$ 318,738	$ 324,208
Less: Cumulative Preferred Stock Dividends:			
10% Cumulative Preferred Stock, Series A	-	(3,422)	(4,563)
9.20% Cumulative Preferred Stock, Series B	(1,322)	(5,389)	(5,488)
Adjustable Rate Preferred Stock, Series C	(1,013)	(2,024)	(2,024)
9.50% Cumulative Preferred Stock, Series D	(2,850)	(2,850)	(2,850)
10.00% Cumulative Preferred Stock, Series E	(5,488)	(5,488)	(5,488)
9.75% Cumulative Preferred Stock, Series F	(5,606)	(5,606)	(5,606)
8-7/8% Cumulative Preferred Stock, Series G	-	-	(11,482)
8.45% Cumulative Preferred Stock, Series H	-	-	(10,853)
8-5/8% Cumulative Preferred Stock, Series I	-	-	(7,475)
8% Cumulative Preferred Stock, Series J	-	(9,200)	(12,000)
8.25% Cumulative Preferred Stock, Series K	(9,488)	(9,488)	(9,488)
8.25% Cumulative Preferred Stock, Series L	(9,488)	(9,488)	(9,488)
8.75% Cumulative Preferred Stock, Series M	(4,922)	(4,922)	(4,922)
8.60% Cumulative Preferred Stock, Series Q	(14,835)	(14,835)	(14,134)
8.00% Cumulative Preferred Stock, Series R	(40,800)	(40,800)	(10,200)
7.875% Cumulative Preferred Stock, Series S	(11,320)	(11,320)	(1,918)
7.625% Cumulative Preferred Stock, Series T	(11,601)	(11,011)	-
7.625% Cumulative Preferred Stock, Series U	(11,438)	(9,849)	-
7.50% Cumulative Preferred Stock, Series V	(12,938)	(3,234)	-
6.50% Cumulative Preferred Stock, Series W	(2,057)	-	-
6.45% Cumulative Preferred Stock, Series X	(1,030)	-	-
Total preferred dividends	(146,196)	(148,926)	(117,979)
Allocation of income to preferred shareholders based on redemptions of preferred stock	(7,120)	(6,888)	(14,835)
Total net income allocated to preferred shareholders	$(153,316)	$(155,814)	$(132,814)
Total net income allocable to common shareholders	$ 183,337	$ 162,924	$ 191,394
Allocation of net income to common shareholders by class:			
Net income allocable to shareholders of the Equity Stock, Series A	$ 21,501	$ 21,501	$ 19,455
Net income allocable to shareholders of common stock	161,836	141,423	171,939
	$ 183,337	$ 162,924	$ 191,394
Weighted average common shares and equivalents outstanding:			
Basic weighted average common shares outstanding	125,181	123,005	122,310
Net effect of dilutive stock options - based on treasury stock method using average market price	1,336	1,566	1,267
Diluted weighted average common shares outstanding	126,517	124,571	123,577
Basic earnings per common and common equivalent share	$ 1.29	$ 1.15	$ 1.41
Diluted earnings per common and common equivalent share	$ 1.28	$ 1.14	$ 1.39

Note- There were no securities outstanding which would have had an anti-dilutive effect upon earnings per common share in each of the three years ended December 31, 2003.

PUBLIC STORAGE, INC.
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,				
	2003	2002	2001	2000	1999
	(Amounts in thousands)				
Net income	$ 336,653	$ 318,738	$ 324,208	$ 297,088	$ 287,885
Add: Minority interest in income	43,703	44,087	46,015	38,356	16,006
Less: Minority interests in income which do not have fixed charges	(13,610)	(14,307)	(11,243)	(10,549)	(13,362)
Income from continuing operations	366,746	348,518	358,980	324,895	290,529
Interest expense	1,121	3,809	3,227	3,293	7,971
Total Earnings Available to Cover Fixed Charges.	$ 367,867	$ 352,327	$ 362,207	$ 328,188	$ 298,500
Total Fixed Charges - interest expense (b)	$ 7,131	$ 10,322	$ 12,219	$ 13,071	$ 12,480
Cumulative Preferred Stock dividends	146,196	148,926	117,979	100,138	94,793
Preferred Partnership Unit distributions	26,906	26,906	31,737	24,859	-
Total Preferred distributions	$ 173,102	$ 175,832	$ 149,716	$ 124,997	$ 94,793
Total Combined Fixed Charges and Preferred Stock dividends	$ 180,233	$ 186,154	$ 161,935	$ 138,068	$ 107,273
Ratio of Earnings to Fixed Charges	51.59x	34.13x	29.64x	25.11x	23.92x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock dividends	2.04x	1.89x	2.24x	2.38x	2.78x
Supplemental disclosure of Ratio of Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") to fixed charges:					
Net Income	$ 336,653	$ 318,738	$ 324,208	$ 297,088	$ 287,885
Less – Loss/(Gain) on sale of real estate	(5,378)	2,541	(4,091)	(3,786)	(2,154)
Add - Depreciation and Amortization	185,775	177,978	164,914	147,743	136,663
Less - Depreciation allocated to minority interests	(6,328)	(8,087)	(7,847)	(7,138)	(9,294)
Add - Depreciation included in equity in earnings of real estate entities	27,753	27,078	25,096	21,825	19,721
Add – Depreciation and amortization included in discontinued operations	2,228	3,670	3,147	1,494	1,056
Add - Minority interest - Preferred	26,906	26,906	31,737	24,859	-
Add - Interest expense	1,121	3,809	3,227	3,293	7,971
EBITDA available to cover fixed charges (a)	$ 568,730	$ 552,633	$ 540,391	$ 485,108	$ 441,848
Total Fixed Charges - interest expense (b)	$ 7,131	$ 10,322	$ 12,219	$ 13,071	$ 12,480
Preferred Stock dividends	146,196	148,926	117,979	100,138	94,793
Preferred Partnership Unit distributions	26,906	26,906	31,737	24,859	-
Total Preferred distributions	$ 173,102	$ 175,832	$ 149,716	$ 124,997	$ 94,793
Total Combined Fixed Charges and Preferred Stock dividends	$ 180,233	$ 186,154	$ 161,935	$ 138,068	$ 107,273
Ratio of EBITDA to Fixed Charges	79.75x	53.54x	44.23x	37.11x	35.40x
Ratio of EBITDA to Combined Fixed Charges and Preferred Stock dividends	3.16x	2.97x	3.34x	3.51x	4.12x

(a) EBITDA represents earnings prior to interest, taxes, depreciation, amortization, and gains on sale of real estate assets. This supplemental disclosure of EBITDA is included because financial analysts and other members of the investment community consider coverage ratios for real estate companies on a pre-depreciation basis.

(b) "Total fixed charges – interest expense" includes interest expense plus capitalized interest.

SUBSIDIARIES OF THE REGISTRANT

Name	State of Formation
Connecticut Storage Fund	California
Diversified Storage Venture Fund	California
PS Co-Investment Partners	California
PS Insurance Company, Ltd.	Bermuda
PS Orangeco Holdings, Inc.	California
PS Orangeco, Inc.	California
PS Partners VIII, Ltd.	California
PS Partners, Ltd.	California
PSA Institutional Partners, L.P.	California
PSAC Development Partners, L.P.	California
Public Storage Properties IV, Ltd.	California
Public Storage Properties V, Ltd.	California
Public Storage Institutional Fund	California
Public Storage Institutional Fund II	California
Public Storage Institutional Fund III	California
Public Storage Institutional Fund IV	California
Public Storage Pickup & Delivery, L.P.	California
STOR-Re Mutual Insurance Corporation	Hawaii
Storage Trust Properties, L.P.	Delaware

Note: This schedule excludes 15 other wholly-owned subsidiaries which were excluded in accordance with Reg. S-K, Item 601. All of the entities above conduct substantially all of their business activities under the name "Public Storage".

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-36004) of Public Storage, Inc., formerly Storage Equities, Inc., pertaining to the 1990 Stock Option Plan, the Registration Statement on Form S-8 (No. 33-55541) pertaining to the 1994 Stock Option Plan, the Registration Statement on Form S-8 (No. 333-13463) pertaining to the 1996 Stock Option and Incentive Plan, the Registration Statement on Form S-8 (No. 333-75327) pertaining to the 1994 Share Incentive Plan, the Registration Statement on Form S-8 (No. 333-50270) pertaining to the PS 401(k)/Profit Sharing Plan, the Registration Statement on Form S-8 (No. 333-52400) pertaining to the 2000 Non-Executive/Non-Director Stock Option and Incentive Plan, the Registration Statement on Form S-3 (No. 333-81041) and in the related prospectus, the Registration Statement on Form S-4 (No. 333-86899) and in the related prospectus, the Registration Statement on Form S-4 (No. 333-84126) and in the related prospectus, in the Registration Statement on Form S-3 (No. 333-101425) and in the related Prospectus and the Registration Statement on Form S-4 (No. 333-103190), and in the related prospectus of our report dated February 20, 2004 with respect to the consolidated financial statements and schedule of Public Storage, Inc. included in the Annual Report (Form 10-K) for 2003 filed with the Securities and Exchange Commission.

ERNST & YOUNG LLP

March 12, 2004
Los Angeles, California

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald L. Havner, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Public Storage, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this year-end report;

3. Based on my knowledge, the financial statements, and other financial information included in this year-end report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this year-end report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer
Date: March 12, 2004

Exhibit 31.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Harvey Lenkin, certify that:

1. I have reviewed this annual report on Form 10-K of Public Storage, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this year-end report;

3. Based on my knowledge, the financial statements, and other financial information included in this year-end report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this year-end report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ Harvey Lenkin
Name: Harvey Lenkin
Title: President
Date: March 12, 2004

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John Reyes, certify that:

1. I have reviewed this annual report on Form 10-K of Public Storage, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this year-end report;

3. Based on my knowledge, the financial statements, and other financial information included in this year-end report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this year-end report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: March 12, 2004

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Year-end Report on Form 10-K of Public Storage, Inc. (the "Company") for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Ronald L. Havner, Jr., as Chief Executive Officer of the Company, Harvey Lenkin, as President of the Company, and John Reyes, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer
Date: March 12, 2004

/s/ Harvey Lenkin
Name: Harvey Lenkin
Title: President
Date: March 12, 2004

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: March 12, 2004

This certification accompanies the Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 134, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company, and will be retained and furnished to the SEC or its staff upon request.

CORPORATE DATA *(as of March 15, 2004)*

Directors

B. Wayne Hughes (1980)
Chairman of the Board

Ronald L. Havner, Jr. (2002)
Vice-Chairman of the Board and Chief Executive Officer

Harvey Lenkin (1991)
President and Chief Operating Officer

Robert J. Abernethy (1980)
President of American Standard Development Company and Self-Storage Management Company

Dann V. Angeloff (1980)
President of The Angeloff Company

William C. Baker (1991)
Private Investor

John T. Evans (2003)
Partner, Osler, Hoskin & Harcourt LLP

Uri P. Harkham (1993)
President and Chief Executive Officer of the Jonathan Martin Fashion Group

B. Wayne Hughes, Jr. (1998)
President of Sweet Blessings LLC

Daniel C. Staton (1999)
President of Walnut Capital Partners

(   ) = date director was elected to the Board

Executive Officers

Ronald L. Havner, Jr.
Vice-Chairman of the Board and Chief Executive Officer

Harvey Lenkin
President and Chief Operating Officer

John Reyes
Senior Vice President and Chief Financial Officer

John E. Graul
Senior Vice President

John S. Baumann
Senior Vice President and Chief Legal Officer

Corporate Officers

Todd Andrews
Vice President and Controller

Obren B. Gerich
Vice President

David Goldberg
Vice President, Senior Counsel and Secretary

Brent C. Peterson
Vice President and Chief Information Officer

A. Timothy Scott
Vice President and Tax Counsel

Drew J. Adams
Vice President and Director of Taxes

J. Alan Herd
Vice President and Director of Human Resources

Self-Storage Operations

John E. Graul
President

Kelly M. Barnes
Senior Vice President and Divisional Manager

Jeffrey A. Biesz
Senior Vice President and Divisional Manager

Peter G. Panos
Senior Vice President and Divisional Manager

John M. Sambuco
Senior Vice President and Divisional Manager

David D. Young
Senior Vice President and Divisional Manager

Noel J. Evans
Senior Vice President—Marketing

Alan Grossman
Vice President and Chief Financial Officer

Ancillary Businesses

Thomas Miller
Senior Vice President—Retail Products

Stephanie Tovar
Senior Vice President—Containerized Storage

Obren B. Gerich
President—PS Insurance

Real Estate Division

W. David Ristig
Senior Vice President—Land Acquisitions

Michael F. Roach
Senior Vice President—Development and Construction

Michael K. McGowan
Senior Vice President—Acquisitions

Louis Klichan
Vice President and Controller

Professional Services

Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
(781) 575-3120
www.equiserve.com

Independent Auditors
Ernst & Young LLP
Los Angeles, California

Financial Information

Shareholders may obtain, without charge, a copy of Form 10-K, as filed with the Securities and Exchange Commissions by addressing a written request to the Investor Services Department at the Corporate Headquarters.

Stock Exchange Listing

The Company's common stock trades under ticker symbol PSA on the New York Stock Exchange and Pacific Exchange.


PSA
NYSE
PSA
PACIFIC
EXCHANGE

Additional Information Sources

The Company's website, www.publicstorage.com, contains financial information of interest to shareholders, brokers, etc.

NAREIT

Public Storage, Inc. is a member and active supporter of the National Association of Real Estate Investment Trusts.



Mike
Real Estate Development



Cheryl
Self-Storage Manager



Jamie
Human Resources



Tony
Self-Storage Field Manager



Seema
Marketing



George
Call Center



Bea
Customer Relations



Ed
Financial Reporting



Peggy
Investor Services



Dan
Trucks



Larry
Containerized Storage



Lui
Retail Store Manager



Sean
Management Information Systems

PUBLIC STORAGE, INC.

701 Western Avenue, Glendale, California 91201-2349 • (818) 244-8080 • www.publicstorage.com

(513-AR-04)